Form 20-F
period 2023-12-31
Jianzhi Education Technology Group Co Ltd
filed 2024-04-09
CIK 1852440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Huichao Wang, Chief Financial Officer

Tel: +86 185 1318 9146
E-mail: wanghuichao@jiuye.net

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

121,110,000 ordinary shares outstanding, par value US$0.0001 per share, as of December 31, 2023.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the noon buying rates on December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 22, 2024, the noon buying rate for Renminbi was RMB7.2289 to US$1.00. Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the general education sector;

●	our expectations regarding demand for, and market acceptance of, our services;

●	government policies and regulations relating to our business and industry;

●	our expectations regarding keeping and strengthening our relationships with users;

●	our expectation regarding the use of proceeds from our public offerings or future offerings;

●	general economic and business conditions in China;

●	assumptions underlying or related to any of the foregoing; and

●	uncertainty about the spread of the natural disasters, health epidemics and other outbreaks and the impact they may have on our and the VIEs’ operations, the demand for the Company’s products and services, and economic activity in general

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

The following diagram illustrates the corporate structure of us and the VIEs, including our significant subsidiaries, Beijing Sentu and its subsidiaries, as of the date of this annual report:

Dongxing Securities (Hong Kong) Financial Holding Limited (Hong Kong)
Rongde Holdings Limited (BVI)
ZhongSiZhiDa Limited (BVI)
Rose Finch Aquarius Limited (BVI)
Public Shareholders
Mr. Hu Yong
9.17%
45.24%
17.3%
15.82%
8.26%
4.21%
Jianzhi Education Technology Group Company Limited (Cayman Islands)
100%
Jianzhi INC (US)
100%
Jianzhi Education Group Company Limited (BVI)
100%
Jianzhi Education Technology (HK) Company Limited (Hong Kong)
100%
Hong Kong Sentu Education Technology Limited (Hong Kong)
100%
Offshore
Onshore
Jianzhi Century Technology (Beijing) Co., Ltd. (PRC)
Contractual Arrangements
Beijing Sentu Technology Co., Ltd. (PRC)
100%
Beijing Sentu Lejiao Information Technology Co., Ltd. (PRC)
100%
Sentu Shuzhi Education Technology (Beijing) Co., Ltd. (PRC)
100%
Guangzhou Xingzhiqiao Information Technology Co., Ltd. (PRC)
100%
Guangzhou Lianhe Technology Co., Ltd. (PRC)
51.2%
Shanghai Angyou Internet Technology Co., Ltd (1) (PRC)
51%
Wuhan Crossboarder Information Co., Ltd. (2) (PRC)

Notes:

(1)	48.8% equity interest in Shanghai Ang’you is owned by Ms. Xiaoling Tang, a prior management member of Shanghai Ang’you, an entity controlled by Beijing Sentu, the VIE Entity.

(2)	49% equity interest in Wuhan Crossboarder is owned by Zhangmei Technology Co., Ltd.

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

Cash and Asset Flows through Our Organization

For the year ended December 31, 2018, Jianzhi Beijing, our WFOE, provided a loan of RMB36.1 million to Beijing Sentu, the VIE Entity. For the year ended December 31, 2019, Jianzhi Beijing, our WFOE, provided a loan of RMB24.4 million to Beijing Sentu, the VIE Entity (the “2019 Loan”). For the year ended December 31, 2020, Beijing Sentu, the VIE Entity, paid off the 2019 Loan and provided a loan of RMB13.7 million to Jianzhi Beijing, our WFOE. For the year ended December 31, 2021, Beijing Sentu, the VIE Entity, provided another loan of RMB52.4 million to Jianzhi Beijing, our WFOE. For the year ended December 31, 2022, Beijing Sentu, the VIE Entity, received repayments from Jianzhi Beijing, our WFOE, in the amount of RMB36.5 million. For the year ended December 31, 2023, Beijing Sentu, the VIE Entity, provided loans totaling RMB11.9 million (US$1.7 million) to one of subsidiaries of Jianzhi Beijing, meanwhile Beijing Sentu received no repayments from Jianzhi Beijing. Such loans were recorded under “net cash provided by (used in) financing activities” in the VIE Consolidation Schedule. See “Item 3. Key Information — VIE Consolidation Schedule.” In addition, Beijing Sentu, the VIE Entity, transferred the copyright ownership of educational video content to Jianzhi Beijing, our WFOE, in 2020, which had a total value of RMB22.2 million. From January 1, 2024 to date, Beijing Sentu received repayments from a subsidiary of Jianzhi Beijing in the amount of RMB2.5 million (US$0.4 million). The aforementioned assets transfers were for business operation purposes.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in our ADSs on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, or any year thereafter, and, as a result, an exchange may determine to delist our ADSs. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which was signed into law on December 29, 2022 and contained, among other things, an identical provision. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, such that the ADSs could be prohibited from trading in the United States as early as 2024. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was not subject to this determination. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its prior determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Although we believe that the HFCA Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

VIE Consolidation Schedule

The following table sets forth the summary consolidating balance sheets data as of December 31, 2022 and 2023 of (i) the parent company, Jianzhi Education Technology Group Company Limited, (ii) its subsidiaries, which include Jianzhi Education Group Company Limited, Jianzhi Education Technology (HK) Company Limited, Hong Kong Sentu Education Technology Ltd., and Jianzhi. Inc. (iii) WFOE and its subsidiaries, which include Jianzhi Century Technology (Beijing) Co., Ltd., Beijing Sentu Lejiao Information Technology Co., Ltd. and Sentu Shuzhi Technology (Beijing) Co., Ltd., and (iv) the VIE Entity, Beijing Sentu Education Technology Co., Ltd., and its subsidiaries including Shanghai Ang’you Internet Technology Co., Ltd., Guangzhou Xingzhiqiao Information Technology Co., Ltd., Guangzhou Lianhe Information Education Technology Co., Ltd. and Wuhan Crossboarder Information Co., Ltd., and the summary of the consolidating statement of operations and cash flows for the years ended December 31, 2022 and 2023. Our (including the VIEs’) consolidating financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our (including the VIEs’) consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2023
	Parent		Subsidiaries		WFOE and its subsidiaries		The VIEs		Eliminations		Consolidated Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	324	46	14,658	2,065	496	69	2,698	380	—	—	18,176	2,560
Total current assets	1,328	187	14,702	2,070	88,761	12,502	17,558	2,473	—	—	122,349	17,232
Investment in subsidiaries and VIE’s	—	—	27,270	3,841	—	—	—		(27,270)	(3,841)	—	—
Total non-current assets	—	—	35,905	5,057	5,886	829	14,817	2,087	(227,270)	(3,841)	29,338	4,123
Amounts due from subsidiaries, the VIE and its subsidiaries	85,581	12,053	—	—	—	—	—	—	(85,851)	(12,053)	—	—
Total assets	86,909	12,240	50,607	7,127	94,647	13,331	32,375	4,560	(112,851)	(15,894)	151,687	21,364
Deficits in investment in subsidiaries and VIE’s subsidiaries	109,361	15,403	—	—	—	—	—	—	(109,361)	(15,403)	—	—
Amounts due to the parent company and its subsidiaries	—	—	3,225	454	81,128	11,426	1,228	173	(85,851)	(12,053)	—	—
Total current liabilities	1,053	148	21,579	3,039	108,214	15,242	31,749	4,472	—	—	162,595	22,901
Total non-current liabilities	—	—	—	—	2,903	409	3,407	480	—	—	6,310	889
Total liabilities	110,414	15,551	24,804	3,493	192,245	27,077	36,384	5,125	(194,942)	(27,456)	168,905	23,790
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	86,909	12,240	50,607	7,127	94,647	13,331	32,375	4,560	(112,851)	(15,894)	151,687	21,364

	For the Year Ended December 31, 2023
	Parent		Subsidiaries		WFOE and its subsidiaries		The VIEs		Eliminations		Consolidated Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total revenues	—	—	—	—	349,047	49,161	91,618	12,904	(128)	(18)	440,537	62,047
Cost of revenues	—	—	—	—	(340,837)	(48,007)	(83,637)	(11,780)	128	18	(424,346)	(59,769)
Total operating expenses	(63,473)	(8,940)	(44,756)	(6,304)	(197,702)	(27,846)	(93,024)	(13,102)	—	—	(398,955)	(56,192)
Share of loss of subsidiaries, VIEs and VIEs’ subsidiaries	(310,028)	(43,667)	—	—	—	—	—	—	310,028	43,667	—	—
Net loss	(373,501)	(52,607)	(45,986)	(6,477)	(189,413)	(26,678)	(83,941)	(11,823)	310,028	43,667	(382,813)	(53,918)

	For the Year Ended December 31, 2023
	Parent		Subsidiaries		WFOE and its subsidiaries		The VIEs		Eliminations		Consolidated Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(8,682)	(1,223)	3,751	528	27,702	3,902	(7,611)	(1,072)	—	—	15,160	2,135
Net cash (used in) provided by investing activities	(21,898)	(3,084)	13,378	1,884	(28,118)	(3,960)	(18,528)	(2,610)	—	—	(55,166)	(7,770)
Net cash (used in) provided by financing activities	(7,798)	(1,098)	550	77	—	—	—	—	—	—	(7,248)	(1,021)

	As of December 31, 2022
	Parent	Subsidiaries	WFOE and its subsidiaries	The VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cash and cash equivalents	34,314	372	1,533	28,836	—	65,055
Amount due from the Company and its subsidiaries	114,575	—	—	7,801	(122,376)	—
Total current assets	149,934	31,181	217,440	75,592	(122,376)	351,771
Investment in subsidiaries and VIE’s	200,667	26,523	—	—	(227,190)	—
Educational contents, net	—	—	165,936	48,506	—	214,442
Total non-current assets	200,667	49,281	278,725	74,056	(227,190)	375,552
Total assets	350,601	80,462	496,165	149,661	(349,566)	727,323
Amounts due to the parent company and its subsidiaries	—	2,836	101,858	—	(122,376)	—
Total current liabilities	487	28,016	266,573	65,896	—	360,972
Total liabilities	487	30,852	368,431	65,896	(122,376)	360,972
Total shareholders’ equity	350,114	49,610	127,734	83,765	(227,190)	366,351
Total liabilities, mezzanine equity and shareholders’ equity	350,601	80,462	496,165	149,661	(349,566)	727,323

	For the Year Ended December 31, 2022
	Parent	Subsidiaries	WFOE and its subsidiaries	The VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	—	306,046	227,046	(27,368)	505,724
Cost of revenues	—	—	(298,545)	(240,088)	27,368	(511,265)
Total operating expenses	(5,678)	(286)	(107,457)	(88,485)	—	(201,906)
Share of loss of subsidiaries, VIEs and VIEs’ subsidiaries	(204,839)	—	—	—	204,839	—
Net loss	(199,161)	(1,368)	(112,152)	(88,741)	204,839	(196,583)

	For the Year Ended December 31, 2022
	Parent	Subsidiaries	WFOE and its subsidiaries	The VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash provided by (used in) operating activities	(3,460)	(6,163)	90,725	13,120	—	94,222
Net cash used in investing activities	—	(96,231)	(115,058)	(7,198)	—	(218,487)
Net cash provided by (used in) financing activities	140,000	107,953	(121,391)	—	—	126,562

The following table represents the roll-forward of the investments/(deficits in investments) in our subsidiaries, the VIE Entity and the VIE Entity’s subsidiaries:

RMB
(in thousands)
As of December 31, 2022	200,667
Share of loss of subsidiaries, the VIE Entity and the VIE Entity’s subsidiaries	(310,028)
As of December 31, 2023	(109,361)

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

We and the VIEs face risks and uncertainties in realizing business objectives and executing strategies, including:

●	We and the VIEs face intense competition within each of the business segments, which may affect the business, financial condition and results of operations of us and the VIEs. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — We and the VIEs face intense competition within each of the business segments. If we and the VIEs are unable to compete effectively, we and the VIEs could face pricing pressure and loss of market share, the revenue and gross profit may be significantly reduced, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs;”

●	Our and the VIEs’ historical financial and operating results may not be indicative of the future performance and our and the VIEs’ financial and operating results may be difficult to forecast. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — Our and the VIEs’ historical financial and operating results may not be indicative of the future performance and our and the VIEs’ financial and operating results may be difficult to forecast;”

●	We and the VIEs are subject to risks in connection with customer base. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — If we and the VIEs are unable to retain existing customers and/or expand the customer base, we and the VIEs may not be able to maintain growth and our and the VIEs’ revenue may decline, which may materially and adversely affect our and the VIEs’ business, financial condition and results of operations;”

●	The VIEs are subject to the risks in connection with educational content offerings. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — If the VIEs are unable to timely improve or expand the VIEs’ educational content offerings in a cost-effective manner to make them appealing to existing and prospective customers, the business, financial condition and results of operations of us and the VIEs may be materially and adversely affected;”

●	We and the VIEs are subject to risks associated with brand recognition and market reputation. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — The business of us and the VIEs is heavily dependent on the brand recognition and market reputation of us and the VIEs;”

●	We and the VIEs have recorded thin gross profit margins for some of the products. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — We and the VIEs have recorded thin gross profit margins for some of the products;”

●	Our and the VIEs’ business relies heavily on a limited number of promotion companies. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — Our and the VIEs’ business relies heavily on a limited number of promotion companies;”

●	We and the VIEs are subject to credit risk. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — We and the VIEs are subject to credit risk in collecting trade receivables due from our and the VIEs’ customers;”

●	We and the VIEs are subject to risks relating to the significant impairment charges against the intangible assets. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — Significant impairment charges against the intangible assets of us and the VIEs could materially impact our and the VIEs’ financial position and results of operations;”

●	We and the VIEs are subject to goodwill impairment risks. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — Goodwill impairment could negatively affect our and the VIEs’ results of operations;”

●	Jianzhi Education is a Cayman Islands holding company operating in China through its subsidiaries and contractual arrangements with Beijing Sentu. Investors in the Securities thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the VIEs’ operations in China. See “Item 3. — D. Risk Factors — Risks Related to Corporate Structure — Jianzhi Education is a Cayman Islands holding company operating in China through its subsidiaries and contractual arrangements with Beijing Sentu. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the majority of our and the VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Beijing Sentu and, consequently, significantly affect the financial condition and results of operations of Jianzhi Education. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Beijing Sentu, which may materially and adversely affect our and the VIEs’ operations and the value of your investment;”

●	Our contractual arrangements with Beijing Sentu and its shareholders may not be as effective in providing operational control as direct ownership, and Beijing Sentu’s shareholders may fail to perform their obligations under the contractual arrangements. See “Item 3. — D. Risk Factors — Risks Related to Corporate Structure — We rely on contractual arrangements with Beijing Sentu and its shareholders for our and the VIEs’ operations in China, which may not be as effective in providing operational control as direct ownership, and Beijing Sentu’s shareholders may fail to perform their obligations under the contractual arrangements;”

●	Shareholders of Beijing Sentu may have conflicts of interest with us. See “Item 3. — D. Risk Factors — Risks Related to Corporate Structure — The shareholders of Rongde Times and Beijing Zhongsi and individual shareholders of Beijing Sentu may have conflicts of interest with us, which may materially and adversely affect our and the VIEs’ business;”

●	The PRC government has significant authority to exert influence on the China operations of an offshore holding company. See “Item 3. — D. Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the VIEs’ business, financial condition, and results of operations;”

●	There are uncertainties in the PRC legal system. Some rules and regulations in China might change quickly with little advance notice. The interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See “Item 3. — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the VIEs’ business operations, and severely damage our and the VIEs’ reputation, which would materially and adversely affect our and the VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless;”

●	We are subject to risks relating to approvals of PRC government authorities in connection with future offerings. See “Item 3. — D. Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC or other equivalent PRC government authorities may be required in connection with our future offerings under current PRC laws, regulations and rules. Any action by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors;” and

●	Our auditors is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis. Although we believe that the Holding Foreign Companies Accountable Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect or investigate our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ADSs are delisted by the exchange. The delisting or prohibition of trading of our ADSs, or the threat of our ADSs being delisted or prohibited from trading, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.”

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

We, together with the VIEs, have experienced significant growth in revenue and changes to our and the VIEs’ business during the years ended December 31, 2022 and 2023. During the years ended December 31, 2022 and 2023, educational content service and other services accounted for a large part of the revenue from us and the VIEs. For the years ended December 31, 2022 and 2023, the revenue from the VIEs’ educational content service and other services accounted for approximately, 39.8% and 16.3%, respectively, of total revenue from us and the VIEs. We, together with the VIEs, have sought to shift the focus to target individual customers to broaden the customer base and further grow our and the VIEs’ business. Therefore, the VIEs entered the mobile content market which would allow us to directly reach individual customers and eventually leverage the VIEs’ educational content resources. The VIEs’ experience allowed the VIEs to become familiar with how Tianyi Video selects and procures content and develop the know-how and technology that would be necessary to subsequently launch the VIEs’ own mobile video package “Learning on the Go,” which was subsequently upgraded and rebranded to “Fish Learning,” placed on the platform of Tianyi Video in October 2017 as part of the VIEs’ educational content service business. The VIEs have also developed the proprietary “Fish Learning” mobile application. Starting in late 2018, the VIEs have also offered mobile users of China Telecom the option to redeem their reward points for courses in a special limited content mobile video package, including courses related to artificial intelligence and big data. Courses of this special limited content mobile video package can be accessed on the VIEs’ “Fish Learning” application only after mobile users redeem their reward points with China Telecom and enter the access code provided by it upon their successful redemption. Starting from April 2019, the VIEs have also begun offering content directly to individual customers via the VIEs’ Light Class mobile video package accessible via a subscription account on WeChat. Light Class includes courses related to career development, entrepreneurship and information technology. WeChat users are able to purchase individual courses on Light Class or choose from a number of different subscriptions providing them access to some or all of the courses offered on Light Class over the subscription period. However, the VIEs are new to the business of providing educational content via mobile network and may make considerable changes to the VIEs’ products and services and their respective contribution to the revenue from us and the VIEs during the years of 2022 and 2023 varied significantly. See “Item 5. Operating and Financial Review and Prospects — Key Components of Results of Operations — Net Revenues” in this annual report for details. The financial condition and results of operations of us and the VIEs may fluctuate due to a number of other factors, many of which are beyond our and the VIEs’ control, including:

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

During years ended December 31, 2022 and 2023, we and the VIEs also enjoyed certain favorable regulatory treatment, particularly value-added tax refunds, VAT input tax surplus deduction and government subsidies. However, it is in the local government authorities’ sole discretion, subject to relevant PRC laws, regulations and policies, to decide whether and when to provide tax refunds and government subsidies to us. We and the VIEs cannot assure you that we and the VIEs will be able to receive tax refund or government subsidies of the same level or at all in the future.

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

We and the VIEs have developed a customer base primarily through word-of-mouth referrals. We and the VIEs also promote our brands by conducting certain marketing activities. However, we and the VIEs cannot assure you that we and the VIEs will be successful in promoting the brand or our efforts will be sufficient in helping us to remain competitive. If we and the VIEs are unable to further enhance our and the VIEs’ reputation and increase market awareness of our and the VIEs’ products and services, or if we and the VIEs have to incur excessive marketing and promotional expenses in order to remain competitive, the business, financial condition and results of operations of us and the VIEs may be materially and adversely affected. In addition, the VIEs have retained a third party agent to promote and sell certain of the VIEs’ educational content to higher education institutions. We and the VIEs cannot assure you that we and the VIEs are able to monitor its promotion and marketing activities effectively and the promotion of our and the VIEs’ products and brand may not be successful as we expect. If we and the VIEs are unable to maintain or sustain our and the VIEs’ reputation and brand recognition, we and the VIEs may also be unable to maintain or expand our and the VIEs’ customer base, which may have a material and adverse effect on the business, financial condition and results of operations of us and the VIEs.

We and the VIEs have recorded thin gross profit margins for some of the products.

Certain profitable business also has less profitable components and our and the VIEs’ overall profitability can fluctuate due to product mix. The VIEs’ mobile video package business has recorded lower margins over the years ended December 31, 2022 and 2023. The VIEs incurred substantial amounts of promotion fees in connection with mobile video packages as the VIEs are new to the B2C online educational content services market and need to aggressively use third party promotion companies to attract users while we and the VIEs build the reputation of our and the VIEs’ products in this market. While the VIEs have started to take steps to try to control promotion costs for such business, including re-negotiating payment terms with promotion companies in 2019, promotional costs still remain at a relatively high level. The VIEs’ special limited content mobile video package offered for redemption by mobile users of China Telecom is low margin in nature due to substantial promotion costs involved. And since the year of 2022, Guangzhou Xingzhiqiao terminated business corporation with an authorized agent of a China’s leading telecommunication service provider. The VIEs’ Light Class mobile video package launched via a subscription account on WeChat in April 2019 also recorded relatively low gross profit margin as the VIEs incurred high promotion costs and amortized technical development costs incurred in connection with setting up the VIEs’ subscription account on WeChat for Light Class. The VIEs will try to lower costs in the future. However, we cannot assure you that the VIEs will be able to control promotion costs or otherwise raise the gross profit margin for this business in the future. If the VIEs fail to control the costs in connection with mobile video package products, the overall profit margin, financial condition or results of operation of us and the VIEs may be materially and adversely affected.

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

In particular, the VIEs are reliant on a limited number of promotion companies for Fish Learning mobile video package placed on the platform of Tianyi Video, and costs of such promotional expenses account for an extremely large part of the VIEs’ sales. The VIEs engaged 4 promotion companies during the year ended December 31, 2022 and 2 promotion companies for the year ended December 31, 2023, to provide promotion services for the VIEs’ education content. As of the date of this annual report, the VIEs expect contracts with the VIEs’ current promotion service suppliers will be renewed upon expiration. However, to the extent that these suppliers cease to provide promotion services for any reason and the VIEs are not able to find a suitable alternative promotion companies for such promotion services in a timely manner or at favorable rates, the sales and results of operations of us and the VIEs could be materially and adversely affected.

We and the VIEs are subject to credit risk in collecting trade receivables due from our and the VIEs’ customers.

The general credit terms we and the VIEs granted to customers for the three years ended December 31, 2023 ranged from 10 to 180 days for customers of our IT related solution services, and from 20 to 180 days for customers of the VIEs’ educational content service and other services. In 2021, 2022 and 2023, trade receivables decrease mainly due to the facts that we and the VIEs took intensified measure to collect the trade receivables. As a result, we have successfully collected the majority of trade receivables from our and the VIE’s major clients. The Company’s performance, liquidity and profitability could be materially adversely affected if significant amounts due to the Company, its wholly-owned subsidiaries and VIEs are not settled on time. The bankruptcy or deterioration of the credit condition of any of our and the VIEs’ major customers could also materially and adversely affect our and the VIEs’ business.

Significant impairment charges against the intangible assets of us and the VIEs could materially impact our and the VIEs’ financial position and results of operations.

Our and the VIEs’ intangible assets amounted to RMB223.9 million, RMB214.4 million and RMB1.3 million (US$0.2 million), respectively, as of December 31, 2021, 2022 and 2023, which mainly comprised recognition of educational content, software and technologies, and customer relationships.

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

As of December 31, 2021, our and the VIEs’ goodwill was RMB7.7 million, which arose from the VIEs’ acquisition of Guangzhou Xingzhiqiao. For the year ended December 31, 2022, Guangzhou Xingzhiqiao terminated business partnership with a major customer and we and the VIEs provided full impairment of RMB7.7 million against goodwill. For the year ended December 31, 2023, we and the VIEs did not accrue any goodwill impairment. We and the VIEs perform the impairment test of goodwill annually, or more frequently if events or changes in circumstances indicate a potential impairment. It should be noted that the goodwill impairment tests involve our and the VIEs’ estimates and are based on certain assumptions on future performance of the relevant cash generating unit and other factors, such as terminal growth. Many of these factors are neither predictable nor within our and the VIEs’ control. If actual events in the future differ adversely from our and the VIEs’ assumptions resulting in the recoverable amount being lower than the carrying amount of the cash generating unit, we and the VIEs may need to set aside impairment provisions, which could adversely affect the financial condition and results of operations of us and the VIEs.

We, together with the VIEs, although have grown rapidly, may not be able to maintain the business growth in the future. If we and the VIEs fail to manage our and the VIEs’ growth effectively, the business, financial condition and results of operations of us and the VIEs may be materially and adversely affected.

We, together with the VIEs, experienced rapid growth in the past. The revenue from us and the VIEs grew from RMB473.2 million in 2021 to RMB505.7 million in 2022. However, the revenue from us and the VIEs decreased to RMB440.5 million (US$62.0 million) in 2023. Our and the VIEs’ rapid growth places a significant strain on the management, operations, sales and marketing, as well as capital and other resources of us and the VIEs. To maintain our and the VIEs’ growth, we and the VIEs need to continue to grow the customer base, expand the VIEs’ educational content, hire qualified and experienced staff, as well as strengthen our and the VIEs’ technological platforms and systems. If we and the VIEs fail to efficiently manage the rapid growth of business, our and the VIEs’ costs of operations may increase significantly and we and the VIEs may not be able to attract a sufficient number of customers and qualified personnel, respond to competitive challenges, or otherwise execute our and the VIEs’ business plans. In addition, we and the VIEs may, as part of carrying out growth strategies, adopt new initiatives to offer additional services and to implement new pricing models and strategies. Starting in late 2018, the VIEs have also offered mobile users of China Telecom the option to redeem their reward points with China Telecom for courses in a special limited content mobile video package containing courses related to artificial intelligence and big data. Starting from April 2019, the VIEs have also begun offering content directly to individual customers via the VIEs’ Light Class product accessible via a subscription account on WeChat. In the future, we expect to focus on providing the VIEs’ educational content via the platforms of Tianyi Video and other major telecommunications providers and the VIEs’ self-developed mobile application, which we believe will contribute a significant percentage of total revenue from us and the VIEs. However, we cannot assure you that any of our and the VIEs’ business initiatives will achieve the anticipated results. These proposed business plans may not be well received by our and the VIEs’ existing or prospective customers, which could damage our and the VIEs’ reputation and business prospects, or they may not achieve the desired financial results, which could have a material and adverse effect on the business, financial condition and results of operations of us and the VIEs.

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

In addition to word-of-mouth referrals, we and the VIEs also rely on our and the VIEs’ sales and marketing efforts to increase the customer base. Our and the VIEs’ selling and distribution expenses primarily include staff costs and marketing costs. We and the VIEs incurred sales and marketing expenses of RMB7.6 million, RMB7.1 million and RMB7.6 million (US$1.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively. We expect our and the VIEs’ selling and distribution expenses to increase in the future as we and the VIEs further expand our and the VIEs’ operations.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Since late 2021 and throughout 2022, there have been outbreaks of COVID-19 in many parts of China, particularly due to the Delta and Omicron variants. Strict restrictive measures were imposed, which affected our operations. For example, lockdowns imposed in cities across China caused disruptions to our normal operation. China began to modify its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. Despite our efforts to manage these matters, their ultimate effects also depend on factors beyond our knowledge or control, including the duration, severity, and recurrence of any outbreak and actions taken to contain its spread and mitigate its public health effects. The future impact of the pandemic remains highly uncertain and it may continue to adversely affect our revenues for an uncertain period of time.

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

A material weakness in our internal control over financial reporting was identified as of December 31, 2021, 2022 and 2023. According to the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel to formalize and implement key controls over the financial reporting process to prepare, review and report financial information based on the U.S. GAAP and SEC reporting requirements. The material weakness, if not remediated timely, may lead to material misstatements in the consolidated financial statements in the future.

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

During the years ended December 31, 2021, 2022 and 2023, the VIEs entered into promotion and distribution agreements with a third party agent to promote and sell certain of the VIEs’ educational content to higher education institutions and public libraries. There is no assurance that the VIEs are able to renew the distribution agreements with such third party agent on favorable terms or at all or such agent will continue to place orders with us. These events may occur if the VIEs fail to maintain good business relationship with the agent or it may switch to distribute similar products from our competitors, which are capable of providing them with more preferential terms. If such event occurs, the VIEs may incur more costs to identify and appoint replacement agent or sell the products by themselves, the financial condition and results of operations of us and the VIEs could be adversely affected.

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

For the year ended December 31, 2023, our and the VIEs’ four customers accounted for 21%, 16%, 12% and 11% of total revenue from us and the VIEs, respectively. For the year ended December 31, 2022, our and the VIEs’ top three customers accounted for 37%, 12% and 9% of total revenue from us and the VIEs, respectively. For the year ended December 31, 2021, our and the VIEs’ top three customers accounted for 33%, 14% and 13% of total revenue from us and the VIEs, respectively. Although we and the VIEs plan to continue to expand our and the VIEs’ client base, launch more products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we and the VIEs will be able to succeed or that such client concentration will decrease. If we and the VIEs fail to retain our and the VIEs’ top clients, our and the VIEs’ overall income may decrease and the financial condition and results of operations of us and the VIEs may be materially and adversely affected.

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

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our and the VIEs’ employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. During the year ended December 31, 2021 and 2022, we and the VIEs failed to make full contribution to the social insurance plans and housing provident fund for some of our and the VIEs’ employees based on their actual wages. In 2021 and 2022, the aggregate amount of outstanding contributions which should have been made remained at RMB0.7 million. In 2023, we and the VIEs paid up all previous outstanding contributions and made full contribution to the social insurance plans and housing provident fund.

In respect of the social insurance, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. During the years ended December 31, 2021, 2022 and 2023, the VIEs have received several written letters issued by local human resources and social security bureau confirming that no acts of violation in labor laws and regulations have been found and no administrative penalties have been imposed by relevant PRC governmental authorities. And the VIEs have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. In addition, we have obtained an undertaking from our controlling shareholder to indemnify us against any loss arising from our and the VIEs’ failure to make adequate contributions to the social insurance and housing provident fund. However, if are subject to late fees or fines in relation to the underpaid employee benefits, the financial condition and results of operations of us and the VIEs may be adversely affected.

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

We have designated individuals who are PRC nationals to be the shareholders of Rongde Times and Beijing Zhongsi and individual shareholders of Beijing Sentu. These individuals may have conflicts of interest with us. As of December 31, 2023, Beijing Sentu was owned by Rongde Times as to 54.79%, which is beneficially owned by Ms. Peixuan Wang and her spouse, by Beijing Zhongsi as to 22.99%, which is beneficially owned by Ms. Jingru Li and six other individuals, by Mr. Li Meiliang as to 19.16% and by Mr. Jinbiao Li as to 3.26%. Conflicts of interest may arise between the roles of Ms. Peixuan Wang, as director and/or senior management of our Company and as shareholders of Rongde Times, individual shareholders of Beijing Sentu as well as director and/or senior management of the VIEs.

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

On March 30, 2015, the SAFE issued the Circular of the SAFE on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a FIE may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a FIE to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, the SAFE issued the Notice of the SAFE on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (Negative List) and the authenticity and compliance with the regulations of domestic investment projects. On December 8, 2023, the SAFE issued the Notice on Further Deepening the Reform to Facilitate of Cross-border Trade and Investment, which, among other things, facilitates the payment and use of funds from equity transfer under domestic reinvestment. Pursuant to the Notice, a foreign-invested enterprise may settle the funds in the account under capital account for use on its own. If the VIEs require financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

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

The economy of the PRC experienced significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was an increase of 1.5% in December 2021, an increase of 1.8% in December 2022 and a decrease of 0.3% in December 2023. The PRC overall economy and the average wage in the PRC are expected to continue to grow. Future increases in the PRC’s inflation and material increases in the cost of labor may materially and adversely affect our and the VIEs’ profitability and results of operations unless we and the VIEs are able to pass on these costs to customers by increasing the price of services.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect or investigate our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ADSs are delisted by the exchange. The delisting or prohibition from trading of our ADSs, or the threat of our ADSs being delisted or prohibited from trading, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which was signed into law in December 29, 2022 and contained, among other things, an identical provision. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, such that the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, and therefore the ADSs could be prohibited from trading in the United States as early as 2024.

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

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Our auditor is an independent registered public accounting firm that is headquartered in the United States and has been inspected by the PCAOB on a regular basis. Although they believe they are not subject to the recent PCAOB Determinations, we cannot assure you that the PCAOB will always hold the position that it is able to continuously conduct full inspections of our auditor. If the PCAOB determines that it lacks the full access to inspect our auditor and is unable to sufficiently evaluate the audits and quality control procedures of our auditor, besides the risk of being delisted or prohibited from trading that we will face, we and our investors are also deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct full inspections of our auditor could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our (including the VIEs’) consolidated financial statements.

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

Jianzhi Beijing and Sentu Shuzhi, as Software Enterprises (“SEs”), were entitled to the preferential EIT treatment of two-year exemption and three-year half payment. Beijing Sentu applied the EIT rate of 15% during 2021, 2022 and 2023 as a High and New Technology Enterprise (“HNTE”). Sentu Lejiao, Guangzhou Lianhe and Shanghai Ang’you, are subject to the PRC EIT at a preferential tax as Small and Micro-sized Enterprises (“SMEs”).

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

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies) or to obtain copies of lists of shareholders of these companies. However, we have provided our shareholders with the right to receive our annual audited financial statements and to inspect our register of members at the specified location under our currently effective memorandum and articles of association. The limited rights of our shareholders to inspect our corporate records may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We have elected to follow home country practice with respect to certain corporate governance matters and our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences toUnited States Holders of the ADSs or ordinary shares.

A non-U.S. corporation, such as our Company, will be classified as a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Based on the historical value of our and the VIEs’ assets and composition of our and the VIEs’ income, and our historical market capitalization, we believe we were not a PFIC for the taxable year ending December 31, 2023.

We have not determined whether we are or will become a PFIC for the current or any future taxable year, because such determination is a fact-intensive inquiry made annually after the close of each taxable year that depends, in part, upon the composition and value of our and the VIEs’ income and assets. If the market price of the ADSs decreases significantly, it may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our and the VIEs’ assets for the purpose of the asset test, including the value of our and the VIEs’ goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile).

If we were to be or become a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) holds the ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such United States Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

In October 2016, Shanghai Ang’you Internet Technology Co., Ltd., or Shanghai Ang’you, became a 51.2% owned subsidiary of Beijing Sentu. To further expand the business operations, in October 2017, Beijing Sentu acquired 51% equity interests of Guangzhou Xingzhiqiao Information Technology Co., Ltd., or Guangzhou Xingzhiqiao, and in August 2018, acquired the remaining 49% equity interests of Guangzhou Xingzhiqiao.

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

In December 2022, Wuhan Crossboarder Information Co., Ltd., or Wuhan Crossboarder, became a 51% owned subsidiary of Sentu Guoxin Education Technology (Beijing) Co., Ltd, or Sentu Guoxin. In November 2023, Sentu Guoxin was dissolved and deregistered.

In September 2023, Beijing Sentu acquired 51% equity interests of Wuhan Crossboarder.

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

B. Business Overview

Overview

Since being established, we, together with the VIEs, have been committed to developing educational content and providing IT related solutions to fulfill the massive demand for high-quality, professional development training resources and to meet the specific needs of educational institutions and other institutional customers in China.

We, together with the VIEs, started operations by providing educational content products and IT services to higher education institutions. After an initial growth period, leveraging our and the VIEs’ deep understanding into and rich experience in professional development training and IT related resolutions designed for educational customers, as well as our and the VIEs’ strong curriculum and software development capabilities, our and the VIEs’ products and brand have gained increasing recognition and acceptance by both higher education institutions and the general public. We, together with the VIEs, then initiated end-user business and started providing products to individual customers, and acquired companies in Shanghai and Guangzhou to facilitate further expansion in the end-user market.

Leveraging our and the VIEs’ strong capabilities in developing proprietary professional development training content and IT related solutions and success in consolidating educational content and software resources within the industry, we and the VIEs have successfully built up a comprehensive, multi-dimensional digital educational content database and are able to provide customized technological support for educational institutions and other institutional customers. As of December 31, 2023, our and the VIEs’ educational content library consisted of over 40,700 online videos and video courses totaling approximately 10,800 hours, of which more than 87.0% were self-developed. Our and the VIEs’ educational content database offers a wide range of professional development products, including employability skills and entrepreneurship guidance courses, professional skills training courses, skill improvement courses and professional certification quiz banks. We and the VIEs embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through our and the VIE’s omni-channel sales system. As of December 31, 2023, we and the VIEs boasted a highly skilled team of 27 professionals dedicated to content and software development and held 181 copyrighted software products that are instrumental in delivering top-notch design and development services for customized IT systems to our institutional customers.

The VIEs offer educational content products and services under two primary business models:

●	B2B2C Model

●	The VIEs sell subscriptions to proprietary online learning platforms, such as Sentu Academy, to higher education institutions and other academic institutions. These subscriptions allow institutions to grant their students access to the VIEs’ digital educational content database through their respective local campus networks free of charge. As of December 31, 2023, the VIEs offered online learning platform services to approximately 2,000 higher education institutions in China.

●	The VIEs also license to institutional customers, primarily public libraries and video websites, specific content from Sentu Academy chosen by them. These customers pay one-time licensing fees to access content without owning the copyrights, including downloading and storing such content locally. As of December 31, 2023, the VIEs provided services to 29 libraries.

●	B2C Model

●	The VIEs select employability skills and workplace etiquette related content from the educational content database of Sentu Academy, totaling 104.7 hours as of December 31, 2023, and package them as the “Fish Learning” education database. The VIEs cooperate with Tianyi Video, a subsidiary of China Telecommunications Corporation, or China Telecom, and make the Fish Learning database available to individual customers through Tianyi Video’s platform.

●	The VIEs cooperate with of Telefen, a subsidiary of China Telecom, and provide a special mobile video package to China Telecom’s mobile users. The special mobile video package comprises 7 products related to artificial intelligence and big data, in total of approximately 25 hours as of December 31, 2023. China Telecom’s mobile users can redeem their reward points for permanent access to the video courses contained in the package.

●	The VIEs compiled video content on entrepreneurship, workplace and IT training from Sentu Academy’s education content database into three Light Class products. The VIEs cooperate with China United Network Communications Group Company Limited, or China Unicom, to offer such Light Class products to their mobile users.

●	The VIEs also offer the Light Class products through WeChat. As of December 31, 2023, we have launched 10 products through WeChat, such as Light Class selected courses monthly subscriptions, Light Class workplace VIP monthly subscriptions and Light Class quarterly subscriptions.

B2B2C
B2C
Higher Education Institutions
Libraries
Other Institutions
森途学院
Sentu Academy
Online Learning Platform
Industry Reports
Case Studies
Quiz Banks... ...
>40,700 Online Videos(1)
~10,080 Hours Video Courses(1)
Fish Learning
Video Packages
Light Class
Tianyi Video
Telecom Provider
China Unicom
WeChat Subscription
Students and Users

(1) As of December 31, 2023

We are also fully committed to the digitalization and informatization of the education sector in China. Since 2015, we have developed a number of software applications to provide software or customized intelligent solutions tailored to meet the specific needs of educational institutions and other institutional customers. Our major IT solution services included providing (i) design and development of customized IT system service, (ii) procurement and assembling of equipment, and (iii) technological support and maintenance service. We and the VIEs maintain a strong and efficient team for research and development of educational content and software. As of December 31, 2023, our and the VIEs’ R&D team included 27 employees, and we and the VIEs owned 181 proprietary software copyrights. The software used in providing design and development of customized IT systems mainly include: Sentu Desktop Virtualization Software and Sentu Online Learning Software. For the years ended December 31, 2021, 2022 and 2023, revenue derived from IT related solution services accounted for 22.9%, 59.4% and 83.7%, respectively, of our and the VIEs’ total revenue.

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

The revenue from us and the VIEs grew from RMB473.2 million for the year ended December 31, 2021 to RMB505.7 million for the year ended December 31, 2022. The revenue from us and the VIEs decreased to RMB440.5 million (US$62.0 million) for the year ended December 31, 2023. The net income from us and the VIEs was RMB52.9 million for the year ended December 31, 2021 and recorded the net loss of RMB196.6 million and RMB382.8 million (US$53.9 million) for the years ended December 31, 2022 and 2023, respectively.

Services Provided by Us and the VIEs

Educational Content Services and Other Services

Educational Content Services

Since being established, leveraging the strong capability to develop independent proprietary education and training courses and the ability to integrate educational content resources in the industry, the VIEs have integrated a comprehensive and multi-dimensional digital educational content database. As of December 31, 2023, the VIEs’ educational content database contained over 40,700 online videos and video courses, totaling approximately 10,800 hours, of which more than 87.0% of the videos were independently developed by us. We and the VIEs incurred impairment of RMB197.5 million (US$27.8 million) against purchased educational contents in 2023. In addition, the VIEs also select and obtain authorized content from premium third-party educational content providers. The VIEs’ educational content database covers employment, entrepreneurship guidance courses, professional skills enhancement courses, quality improvement courses, and quiz bank for professional certification exams. The VIEs’ online learning platforms include Sentu Academy, Entrepreneurship Education Service Platform, Sentu Innovation and Entrepreneurship Competition Service Platform, among which Sentu Academy is our flagship online learning platform, covering all of the VIEs’ educational content.

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

Sentu Academy is the VIEs’ flagship online learning platform. During the years ended December 31, 2021, 2022 and 2023, subscription and licensing fees for Sentu Academy accounted for approximately 100.0%, 100.0% and 100.0%, respectively, of the total revenue from online learning platform products, and accounted for approximately 17.8%, 25.6% and 86.5%, respectively, of the VIEs’ total revenue from educational content services.

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

Employment digital library: The VIEs’ employment digital library provides users with access to extensive recruitment information and resources in connection with various positions and industries.

Entrepreneurship digital library: The VIEs’ entrepreneurship digital library offers one-stop and thorough entrepreneurial guidance services to college students.

Entrepreneurship video course library: The VIEs’ library on entrepreneurship courses brings together a number of entrepreneur lecturers and offers over 2,000 online video courses.

Workplace training course library: The VIEs offer approximately 3,000 mini videos which integrate a variety of workplace scenarios and case studies, helping users acquire relevant professional skills.

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

Information technology training database: The VIEs’ information technology training database aims to develop vocational education and integrates extensive learning resources and offers approximately 2,000 online information technology related training video courses.

As of December 31, 2023, the VIEs had provided online learning platform subscription services to approximately 2,000 universities and colleges. Registered individual users of such institutional customers can then access the resources directly from the VIEs’ online platform. As of December 31, 2022 and 2023, the VIEs had 528 and 751 paying subscribers, respectively, to the VIEs’ online learning platforms. Subscription terms normally range from one to two years. Subscription fees are generally payable annually and payable in advance and are recognized over the contract term on a straight line basis. The VIEs regularly update content for subscribing customers throughout the year and make material updates every few years.

Educational Content Licensing

The VIEs also license select content in Sentu Academy to institutional customers according to their needs and preferences. Licensing, different from subscriptions to learning platforms, allows customers to store the licensed educational content to their system and allow their students/users to access such educational content directly through their own systems. Customers generally pay a one-time licensing fee to receive such products and the VIEs are not responsible for updating licensed materials. Customers may subsequently choose to purchase updated licensed content at additional cost. As of December 31, 2023, the VIEs have provided services to 29 libraries in the aggregate.

B2C Model

The VIEs also offer educational content services to end users directly via “Fish Learning,” reward point redeem and “Light Class.” Based on different needs of customers, the VIEs embed required educational content in “Fish Learning” and “Light Class” platforms for direct purchase by end users.

Under B2C model, (i) the VIEs have selected some content relating to employment and career development from Sentu Academy educational content database to establish “Fish Learning” database, and the VIEs cooperate with Tianyi Video, a subsidiary of China Telecom, and upload “Fish Learning” database on the platform of Tianyi Video as a content provider. As of December 31, 2023, “Fish Learning” selected mobile video package contains over 1,100 videos relating to employment, totaling 104.7 hours. From October 2017 through December 31, 2023, the VIEs received a total of approximately 31.4 million monthly subscription purchases of the VIEs’ “Fish Learning” mobile video package via Tianyi Video. The average fee the VIEs received for every monthly subscription purchase remained stable at RMB9.2 during the years ended December 31, 2022 and 2023, respectively. (ii) the VIEs have selected some video content relating to artificial intelligence and big data from Sentu Academy educational content database, and formed 7 products totaling approximately 25 hours including reward points redemption product under cooperation with China Telecom. As of December 31, 2023, the VIEs’ courses were redeemed approximately 15.9 million times. The VIEs contracted with China Telecom’s subsidiary for this arrangement, pursuant to which the VIEs are entitled to receive approximately RMB1.0 from China Telecom for every 100 reward points a customer of China Telecom redeems for the VIEs’ video content, which was terminated in 2023. (iii) the VIEs cooperate with China Unicom and its subsidiary platforms, and offer the content of Light Class resources database as a content provider. As of December 31, 2023, WeChat users can choose to purchase 10 products such as Light Learning Monthly Premium Subscription, Light Career Annual VIP Subscription and Light Class Membership Annual Subscription. and (iv) the VIEs also conduct sales of Light Class through the VIEs’ WeChat Official Account. The VIEs have launched 10 products, such as Light Class selected course monthly subscriptions, Light Class workplace VIP monthly subscriptions and Light Class quarterly subscriptions.

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

During the three years ended December 31, 2023, we also leveraged the expertise and know-how to provide IT related solutions to other institutional customers, such as government institutions and major state-owned enterprises, primarily including technology development companies, to establish comprehensive intelligent management and service platforms and improve their intranet. Revenue from such other institutional customers has grown to become an increasingly significant portion of our revenue. For the years ended December 31, 2021, 2022 and 2023, revenue from the provision of such solutions reached RMB108.2 million, RMB300.8 million and RMB368.8 million (US$51.9 million), respectively representing 22.9%, 59.5% and 83.7%, respectively of our and the VIEs’ total revenue for those periods.

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

As of December 31, 2023, we and the VIEs had a content and software development team of 27 professionals, and 181 copyrights of software used in providing design and development of customized IT system service to our customers. Such software products mainly include:

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

Educational Content and Content Development

One of our and the VIEs’ key competitive strengths is the huge, diversified database of educational content the VIEs have developed and collected since the VIEs’ operation. This database includes video courses, industry reports and case studies, among other materials, primarily focusing on employment, entrepreneurship and IT related skills. Such educational content encompasses a variety of tools including self-evaluation, skill improvement, and job and industry recommendations for college students, which cater to the needs of the VIEs’ target customers. In total, as of December 31, 2023, the VIEs had over 40,700 videos relating to employment and entrepreneurship as well as IT related training and other subjects, totaling approximately 10,800 hours. The VIEs’ self-developed content forms an important part of the VIEs’ content database. As of December 31, 2023, of the over 40,700 online videos of the VIEs’ educational content database, over 31,300 of such videos with a total running time of approximately 9,400 hours were developed specifically for sale by us. We and the VIEs incurred impairment of RMB197.5 million (US$27.8 million) against purchased educational contents in 2023. The VIEs also license content developed by third party content providers. For example, the VIEs collaborate with youmi.com, a content provider of online courses on employment and entrepreneurship. The VIEs are authorized to put certain videos developed by such providers on the VIEs’ platforms to enrich and supplement the VIEs’ own online resources. The VIEs own the copyright for all the VIEs’ self-developed educational content, including the content the VIEs commission third party producers to produce. The VIEs do not own copyright for content the VIEs licensed from third party content providers. This database of educational materials serves as the cornerstone of the VIEs’ educational content services business, including both the VIEs’ B2B2C online learning platforms and B2C mobile video package businesses, and the scope, attractiveness and quality of these materials are key to driving these businesses.

Development of Educational Content

We believe the process of continuing to build up, update and upgrade the VIEs’ educational content database is crucial to remaining competitive and growing the VIEs’ business and our strong in-house educational content development capabilities are critical to maintaining the quality of the VIEs’ educational content services. As of December 31, 2023, we and the VIEs maintained an experienced team, consisting of 27 professionals specialized in educational content and software development. These educational content development professionals regularly organize and update educational content of the VIEs’ products.

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

Sales and Marketing

We believe that the VIEs’ extensive educational content and our distinguished IT related solution services lead to strong word-of-mouth promotion, which drives our brand awareness and rapid organic growth and enables us to market in a cost-effective manner. We and the VIEs have built a well-trained professional sales and marketing team. As of December 31, 2023, we and the VIEs had 9 sales and marketing service personnel based in our and the VIEs’ major regional markets, including Beijing, Hebei, Jiangsu, Guangdong, Anhui and certain places in Northeast China. We believe that our and the VIEs’ customer base has grown primarily through word-of-mouth referrals by virtue of the quality and popularity of the VIEs’ educational content and IT related solutions. Our and the VIEs’ sales and marketing team explores new sales opportunities through sales visits to potential customers and every April in celebration of the World Book Day with the aim of encouraging students to read more books, during which we and the VIEs invite industry experts and entrepreneurs to deliver training lectures on various topics, and also provide gifts and live demonstration of our and the VIEs’ products to promote our and the VIEs’ business and the “Sentu Cup” College Student Entrepreneurship Competition, which is a competition hosted by us based on the database of the VIE’s online learning platforms, allowing student users to participate by answering entrepreneurship-related questions and submitting business plans. We and the VIEs also invite potential customers to try the VIE’s online learning platforms for free to promote the VIE’s educational content. In order to incentivize our and the VIEs’ service personnel, we and the VIEs provide them with merit-based commissions based on their sales performance, measured by a wide range of internal key performance indicators (KPIs) for our and the VIEs’ sales and marketing staff including guaranteed minimum task amount, sales task amount, and the ability to control cost and some non-financial indicators, such as the scale of marketing activities, the good feedbacks of customers, the number of new customers, the frequency of work reporting, and the number of customers that have been visited. Our and the VIEs’ sales and marketing staff’s salary consists of base salary, annual performance salary, and annual performance bonus. We and the VIEs set our and the VIEs’ sales and marketing staff’s annual performance salary with reference to the guaranteed minimum task completion rate and are entitled to cease employment or downgrade base salary if the guaranteed minimum task completion rate is far below average. We and the VIEs also offer annual performance bonus based on the completion of the aforementioned KPIs. For our and the VIEs’ mobile media services, we and the VIEs maintain the cooperative relationships with China Unicom’s Guangdong subsidiary and Guangzhou 5G Information Technology Co., Ltd., or Guangzhou 5G, primarily through our and the VIEs’ proprietary technologies and comprehensive customer services.

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

Intellectual Property

We and the VIEs rely on a combination of patents, copyrights, trademarks and trade secret laws and restrictions on disclosure to protect our and the VIEs’ intellectual property rights. We and the VIEs own copyrights to the educational content and software we and the VIEs developed in-house. We and the VIEs also own copyrights to the educational content we and the VIEs commission third parties to develop for us. For the educational content that third parties have authorized us to put on the VIEs’ platforms, we and the VIEs do not own the copyrights. As of December 31, 2023, we and the VIEs had 33 registered trademarks in the PRC, 181 registered software copyrights with the PRC State Copyright Bureau, and 11 registered domain names.

Despite our and the VIEs’ efforts to protect ourselves from infringement or misappropriation of our and the VIEs’ intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our and the VIEs’ intellectual property. In the event of a successful claim of infringement and our and the VIEs’ failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our and the VIEs’ business could be harmed. See “Item 3. Key Information — D. Risk Factors — Risks Related to The Business and Industry of us and the VIEs — We and the VIEs may from time to time be subject to infringement claims relating to intellectual properties of third parties” and “Item 3. Key Information — D. Risk Factors — If we and the VIEs fail to protect our and the VIEs’ intellectual property rights, our and the VIEs’ brand and business may suffer” in this document for details. During the three years ended December 31, 2023, we and the VIEs were not a party to any material disputes relating to intellectual property infringement or misappropriation.

Employees

We and the VIEs had 62 and 59 full-time employees as of December 31, 2022 and 2023, respectively. As of December 31, 2023, most of our and the VIEs’ employees were in Beijing, Shanghai and Wuhan, China.

The following table sets forth a breakdown of our and the VIEs’ employees by function as of December 31, 2023:

Function	Number of Employees	Percentage
Management	4	7%
Sales and marketing	9	15%
Operation and production	8	14%
Administrative	5	8%
Finance staff	6	10%
Technology, products, research and development	27	46%
Total	59	100%

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

We believe that we and the VIEs maintain a good working relationship with our and the VIEs’ employees, and we and the VIEs have not experienced any material labor disputes in the past. None of our and the VIEs’ employees are represented by labor unions. We and the VIEs did not experience strikes or significant labor disputes which have had or are likely to have a material and adverse effect on our and the VIEs’ business operation during the three years ended December 31, 2023.

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

To ensure the confidentiality and integrity of our and the VIEs’ data, we and the VIEs recognize the importance of safeguarding the confidentiality, integrity, and availability of our and the VIEs’ data and information systems, and have designed and maintained a comprehensive program for identifying, assessing, and managing material risks from cybersecurity threats. We and the VIEs anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We and the VIEs have also established stringent internal protocols under which we and the VIEs grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. In additional, we and the VIEs further develop a comprehensive set of internal policies, standards, and processes governing our and the VIEs’ cybersecurity functions, and regularly reviews and updates these policies, standards, and processes based on evolving regulatory requirements and industry standards and best practices. Identified cybersecurity threats and incidents that meet our and the VIEs’ pre-established reporting thresholds are required to be timely reported to responsible persons. Our and the VIEs’ contracts with third-party service providers generally require such service providers to, among other things, maintain security controls to protect our and the VIEs’ confidential information and data, notify us of material data breaches that may impact our and the VIEs’ data, and take remedial measures in a timely manner.

See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — If our and the VIEs’ security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, we and the VIEs could lose existing clients, fail to attract new clients and be exposed to protracted and costly litigation.” and “Item 16K. Cybersecurity.”

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

Properties and Facilities

Our principal regional executive offices are located in Beijing, China, and we and the VIEs have also leased offices and studios in a number of other cities in China. Information on our and the VIEs’ leased properties as of December 31, 2023 is summarized below.

Location	Space (in square meters)	Lease Term (years)
Beijing	1032.3	2
Wuhan	318.0	3
Shanghai	352.5	2
Guangzhou	16.0	1
Changsha	380.7	2
Total	2099.5

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

Name	Type	Licenses and Approvals	PRC Regulatory Authority	Date of Issuance	Date of Expiration
Jianzhi Century Technology (Beijing) Co., Ltd.	WFOE	Permit for Publications	Haidian District Bureau of Press and Publication of Beijing Municipality	March 30, 2022	April 30, 2028

Beijing Sentu Technology Co., Ltd.	VIE Entity	Permit for Publications	Haidian District Bureau of Press and Publication of Beijing Municipality	March 30, 2022	April 30, 2028

		Value-added Telecommunications Business Operating License (within the business scope of Internet content provider, the “ICP License”)	Beijing Communications Administration	June 8, 2021	June 8,2026

		Permit to Produce and Distribute Radio or Television Programmes	Beijing Municipal Radio and Television Bureau	May 29, 2023	May 29, 2025

Guangzhou Xingzhiqiao Information Technology Co., Ltd.	VIE Entity’s Principal Subsidiary	Value-added Telecommunications Business Operating License (within the business scope of information services other than Internet content provider, (the “SP License”)	Guangdong Communications Administration	April 11, 2022	April 11, 2027

Shanghai Ang’you Internet Technology Co., Ltd.	VIE Entity’s Principal Subsidiary	Permit to Produce and Distribute Radio or Television Programmes	Shanghai Municipal Administration of Radio and Television	March 6, 2023	March 31, 2025

		SP License	Ministry of Industry and Information Technology of the People’s Republic of China	July 7, 2023	July 7, 2028

		ICP License	Shanghai Communications Administration	February 25, 2023	May 9, 2028

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

C. Organizational Structure

The following diagram illustrates the corporate structure of us and the VIEs, including our significant subsidiaries, Beijing Sentu and its subsidiaries, as of the date of this annual report:

Notes:

(1)	48.8% equity interest in Shanghai Ang’you is owned by Ms. Xiaoling Tang, a prior management member of Shanghai Ang’you, an entity controlled by Beijing Sentu, the VIE Entity.

(2)	49% equity interest in Wuhan Crossboarder is owned by Zhangmei Technology Co., Ltd.

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

A. Operating Results

OVERVIEW

Since being established, we, together with the VIEs, have been committed to developing educational content and providing IT related solutions to fulfill the massive demand for high-quality, professional development training resources and to meet the specific needs of educational institutions and other institutional customers in China.

We, together with the VIEs, started operations by providing educational content products and IT services to higher education institutions. After an initial growth period, leveraging our and the VIEs’ deep understanding into and rich experience in professional development training and IT related resolutions designed for educational customers, as well as our and the VIEs’ strong curriculum and software development capabilities, our and the VIEs’ products and brand have gained increasing recognition and acceptance by both higher education institutions and the general public. We, together with the VIEs, then initiated end-user business and started providing products to individual customers, and acquired companies in Shanghai and Guangzhou to facilitate further expansion in the end-user market.

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

Ability to Control Cost of Revenues and Operating Expenses

The profitability of us and the VIEs also depends, in part, on our and the VIEs’ ability to control cost of revenues and operating expenses. For the years ended December 31, 2021, 2022 and 2023, our and the VIEs’ cost of revenues represented approximately 78.0%, 101.0% and 96.3% of our and the VIEs’ total revenue, respectively. Our and the VIEs’ costs of revenues consist primarily of inventory cost, staff costs, video content costs, depreciation expenses and other direct costs of providing these services or goods.

The operating expenses of us and the VIEs primarily consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of long term assets. For the years ended December 31, 2021, 2022 and 2023, the total amount of operating expenses, as a percentage of our and the VIEs’ total revenue was approximately 11.3%, 39.9% and 90.6%, respectively. The dramatic increase in operating expense in 2023 was because we provided impairment on obsolete educational contents, licensed copyrights and long-term prepayments for educational contents. We cannot guarantee that our and the VIEs’ operating expenses will not increase as we and the VIEs expand our and the VIEs’ business operations and we become a public company.

Product and Service Mix

Our and the VIEs’ results of operations, particularly our and the VIEs’ gross and net profit margins, are affected by our and the VIEs’ product and service mix. We and the VIEs have two operating segments: educational content service and other services and IT related solution services. Each operating segment has its own revenue models and cost bases and, as a result, our and the VIEs’ gross and net profit margins for each operating segment and for major products and services within such segments are different. In 2021, 2022 and 2023, our and the VIEs’ revenue contribution percentages from the two operating segments varied significantly year over year.

For the years ended December 31, 2021, 2022 and 2023, revenue derived from educational content service and other services accounted for 77.1%, 40.6% and 16.3%, respectively, of our and the VIEs’ total revenue, and revenue derived from IT related solution services accounted for 22.9%, 59.4% and 83.7%, respectively, of our and the VIEs’ total revenue.

We expect that changes in our and the VIEs’ product and service mix may continue to affect revenue contribution percentages from our and the VIEs’ operating segments as well as our and the VIEs’ gross and net profit margins.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Net Revenues

We and the VIEs derived revenue primarily from (i) provision of educational content service and other services; and (ii) provision of IT related solution services. For the years ended December 31, 2021, 2022 and 2023, our and the VIEs’ revenue was RMB473.2 million, RMB505.7 million and RMB440.5 million (US$62.0 million), respectively. The following table sets forth a breakdown of our and the VIEs’ revenue by business segments for the years indicated.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Educational content service and other services
– Educational content service
–B2B2C	62,631	51,482	28,615	4,030
–B2C	289,780	149,692	4,453	627
– Other services	12,661	3,741	38,670	5,447
Subtotal	365,072	204,915	71,738	10,104
IT related solution services
– Design and development of customized IT system	35,689	71,438	243,330	34,272
– Procurement and assembling of equipment	72,381	228,366	125,413	17,664
– Technological support and maintenance	105	1,005	56	8
Subtotal	108,175	300,809	368,799	51,944
Total revenues	473,247	505,724	440,537	62,048

The following table sets forth a breakdown of our and the VIEs’ revenue by service type for the years indicated.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenue from educational content service and other services
– Subscription revenue	148,041	59,217	16,385	2,308
– Licensing revenue	204,370	141,597	16,683	2,350
– Other services revenue	12,661	3,741	38,670	5,447
Subtotal	365,072	204,915	71,738	10,104
Revenue from IT related solution services	108,175	300,809	368,799	51,944
Total	473,247	505,724	440,537	62,048

Educational content service and other services. For the years ended December 31, 2021, 2022 and 2023, the VIEs delivered a diverse, comprehensive range of educational content primarily through (i) selling subscriptions of the VIEs’ online learning platforms, in particular Sentu Academy, to higher education institutions and other institutional customers under a B2B2C model; (ii) licensing select content in Sentu Academy to institutional customers based on their needs and preferences under a B2B2C model; (iii) offering educational content in mobile video packages directly to end users under a B2C model, including (a) offering the VIEs’ Fish Learning mobile video package via the platform of Tianyi Video; (b) offering courses in a mobile video package to be redeemed by mobile users of China Telecom using their reward points, which was terminated in 2023; and (c) offering the VIEs’ new mobile video package, Light Class, via a subscription account on WeChat and through cooperation with China Unicom’s subsidiaries. In addition, for the same periods, the VIEs also derived revenue from other services primarily from (i) promotion service on the Fish Learning platform; (ii) provision of mobile application content data business system services; and (iii) provision of technical support services for a mobile paid-content platform of China Unicom mainly accessible from a subscription account on WeChat.

IT related solution services. For the years ended December 31, 2021, 2022 and 2023, WFOE and its subsidiaries and VIEs derived revenue from IT related solution services through providing (i) design and development of customized IT system service, (ii) procurement and assembling of equipment, and (iii) technological support and maintenance service. And our competitive services focus on providing educational institutions and other institutional customers with customized teaching and learning solutions as well as comprehensive intelligent management and service platforms.

Cost of Revenues

Costs of revenues consist primarily of inventory cost, staff costs, video content costs, depreciation expenses and other direct costs of providing these services or goods. These costs are recorded in the consolidated statements of income and comprehensive income as incurred. Our and the VIEs’ cost of revenues was RMB369.1 million, RMB511.3 million and RMB424.3 million (US$59.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Educational content service and other services	311,337	233,129	100,812	14,199
IT related solution services	57,715	278,136	323,534	45,569
Total	369,052	511,265	424,346	59,768

Operating Expenses

Our and the VIEs’ operating expenses consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our and the VIEs’ operating expenses by amounts and percentages of our and the VIEs’ net revenues for the years presented:

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
– Sales and marketing expenses	7,577	1.6	7,088	1.4	7,590	1,069	1.7
– General and administrative expenses	19,476	4.1	53,216	10.5	22,187	3,125	5.0
– Research and development expenses	26,355	5.6	15,569	3.1	11,761	1,657	2.7
– Impairment of goodwill	-	0.0	7,712	1.5	-	-	0.0
– Impairment of other non-current assets	-	0.0	118,322	23.4	357,416	50,341	81.2
Total	53,408	11.3	201,907	39.9	398,954	56,192	90.6

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

Impairment of other non-current assets. Impairment of other non-current assets primarily consist of (i) impairment of long-term prepayment, (ii) impairment of educational contents, and (iii) impairment of intangible assets.

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

China

Effective from January 1, 2008, the PRC’s statutory, EIT rate is 25%. In accordance with the implementation rules of EIT Law, a qualified HNTE is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and a SE is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years, and SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2023, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 25% reduction of taxable income between RMB1,000,000 and RMB3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022, and 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 50% reduction of taxable income between RMB1,000,000 and RMB3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2021.

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

Year ended December 31, 2023 compared to year ended December 31, 2022

	For the Years Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for share, per share data and percentages)
Net revenues	505,724	100.0	440,537	62,048	100.0
Cost of revenues	(511,265)	(101.1)	(424,346)	(59,768)	(96.3)
Gross (loss) profit	(5,541)	(1.1)	16,191	2,280	3.7

Operating expenses:
Sales and marketing expenses	7,088	1.4	7,590	1,069	1.7
General and administrative expenses	53,216	10.5	22,187	3,125	5.0
Research and development expenses	15,569	3.1	11,761	1,657	2.7
Impairment of goodwill	7,712	1.5	-	-	0.0
Impairment of other non-current assets	118,322	23.4	357,416	50,341	81.2
Total operating expenses	201,907	39.9	398,954	56,192	90.6
Loss from operations	(207,448)	(41.0)	(382,763)	(53,912)	(86.9)

Other income:
Total other income, net	(116)	(0.0)	161	23	(0.0)
Loss before income tax	(207,564)	(41.0)	(382,602)	(53,889)	(86.9)
Income tax benefits (expense)	10,980	2.2	(211)	(29)	(0.0)
Net loss	(196,584)	(38.8)	(382,813)	(53,918)	(86.9)

Net Revenues

Our and the VIEs’ revenue decreased by 12.9% from RMB505.7 million for the year ended December 31, 2022 to RMB440.5 million (US$62.0 million) for the year ended December 31, 2023. This decrease was primarily driven by the net effects of a decrease of RMB133.2 million (US$18.8 million) in revenue generated from educational content services and other services, partially net off by an increase of RMB68.0 million in net revenues from the provision of IT related solution services.

●	Educational content service and other services. Net revenue from the educational content service and other services decreased by RMB133.2 million (US$18.8 million) from RMB204.9 million for the year ended December 31, 2022 to RMB71.7 million (US$10.1 million) for the year ended December 31, 2023.

The decrease was primarily due to: (i) a decrease of RMB112.3 million (US$15.8 million), or 100% in revenue from offering selected mobile video package to end mobile users under a B2C model through our cooperation with a subsidiary of China Telecom, primarily because the VIEs terminated corporation with China Telecom, and (ii) a decrease of revenues by RMB23.3 million (US$3.3 million) in Fish Learning. Such decrease in revenues were primarily because we did not provide new and attractive contents on the platform leading to decreased subscriptions form end customers.

●	IT related solution services. Net revenue from IT related solution services increased by RMB68.0 million (US$9.6 million), or 22.6% from RMB300.8 million for the year ended December 31, 2022 to RMB368.8 million (US$51.9 million) for the year ended December 31, 2023. The increase was primarily attributable to acquisition of new cloud-based customers in 2023 in design and development of customized IT system.

Cost of Revenues

Our and the VIEs’ cost of revenue decreased by 17.0% from RMB511.3 million for the year ended December 31, 2022 to RMB424.3 million (US$59.8 million) for the year ended December 31, 2023. The decrease of cost of revenues was primarily attributable to the decrease of RMB32.0 million (US$4.5 million) in amortization of educational contents as we impaired educational contents in 2023 and 2022, and decrease of RMB132.9 million (US$18.7 million) in material costs used for educational content service and other services with decreased subscriptions from end customers and decreased orders from high schools, partially offset by an increase of RMB65.4 million (US$9.2 million) in purchase of IT equipment for IT related solution services. Compared with the decrease in revenues growth, the higher percentage of decrease in cost of revenues was mainly attributable to the higher gross profit we earned from IT solution services in 2023 as compared with that in 2022.

Gross (Loss) Profit

As a result of the foregoing, our and the VIEs’ reported a gross profit of RMB16.2 million (US$2.3 million) for the year ended December 31, 2023, and a gross loss of RMB5.5 million for the year ended December 31, 2022. Our and the VIEs’ gross profit margin changed from negative 1.1% for the year ended December 31, 2022 to 3.7% for the year ended December 31, 2023. The change was mainly due to an increase in the gross profits margin for IT related solution services for the year ended December 31, 2023, because we were primarily engaged in IT design and development services for customers in 2023, as compared with procurement and assembling equipment projects in 2022. The profit margin was higher in IT design and development services than procurement and assembling equipment projects.

Operating expenses

Our and the VIEs’ total operating expenses increased from RMB202.6 million for the year ended December 31, 2022 to RMB399.0 million (US$56.2 million) for the year ended December 31, 2023.

Sales and Marketing Expenses: Our and the VIEs’ sales and marketing expenses increased from RMB7.1 million for the year ended December 31, 2022 to RMB7.6 million (US$1.1 million) for the year ended December 31, 2023. This increase was mainly driven by an increase of RMB0.3 million in salary and welfare expenses because we incurred compensation expense to certain salespersons we laid off as the VIEs further reduced marketing and promotion for its educational content services, and an increase of $0.3 million in travel and entertainment expenses as a result of decrease in salespersons to promote our IT related solution services.

General and Administrative Expenses: Our and the VIEs’ general and administrative expenses decreased from RMB53.2 million for the year ended December 31, 2022 to RMB22.2 million (US$3.1 million) for the year ended December 31, 2023. This decrease was primarily due to a decrease of RMB34.5 million in allowance of doubtful accounts from a provision of doubtful allowance of RMB36.0 million for the year of 2022 to a provision of RMB1.5 million for the same period of 2023, partially offset by an increase of RMB2.1 million in professional expenses because we became listed in August 2022, since when our professional expenses, including legal expenses and consulting expense, were expensed rather than capitalized during the IPO.

Research and Development Expenses: Our and the VIEs’ research and development expenses decreased from RMB15.6 million for the year ended December 31, 2022 to RMB11.8 million (US$1.7 million) for the year ended December 31, 2023. This increase was mainly driven by a decrease of RMB3.2 million in outsourced labor costs, because the VIEs further reduced its expenditures on development of new educational contents.

Impairment of goodwill: For the year ended December 31, 2022, Guangzhou Xingzhiqiao terminated business partnership with a major customer, therefore we assessed that it is more than likely that the fair value of the reporting unit would exceed its carrying amount. We provided full impairment of RMB7,712,011 against goodwill for the year ended December 31, 2022. We did not provide impairment of goodwill for the year ended December 31, 2023.

Impairment of other non-current assets: For the years ended December 31, 2023 and 2022, we and the VIEs provide impairment of non-current assets, including long-term prepayment, educational contents and intangible assets. The details were as the following:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Impairment of long-term prepayments	—	—	155,307	21,875
Impairment of intangible assets	—	12,139	4,642	654
Impairment of educational contents	—	106,183	197,467	27,812
Total operating expenses	—	118,322	357,416	50,341

Impairment of long-term prepayments: As of December 31, 2023, we and the VIEs reviewed the long-term prepayments for educational content. We and the VIEs expected that these educational contents would be outdated when they are delivered to us. The cash flows generated from subscription for these educational contents may not cover the purchase price. Accordingly, we and the VIEs charged impairment of RMB155.3 million (US$21.9 million) against long-term prepayments for the year ended December 31, 2023.

Impairment of intangible assets: For the years ended December 31, 2022 and 2023, we and the VIEs assessed that our current software and technology would not support newly purchased educational contents. We and the VIEs charged impairment of RMB12.1million and RMB 4.6 million (US$0.6 million) against software and technology, respectively.

Impairment of educational contents: For the years ended December 31, 2022 and 2023, because certain contents were obsolete, we and the VIEs assessed that it is not likely that end customers would subscribe for related educational contents. We and the VIEs charged impairment of RMB106.1 million and RMB197.5 million (US$27.8 million) against purchased educational contents, respectively.

Other income (expenses), net

We reported a net other income of RMB0.2 million (US$22,758) for the year ended December 31, 2023 and a net other expenses of RMB0.1 million, respectively. The change was mainly due to a decrease of RMB0.7 million (US$0.1 million) in government grant from local tax authority, partially net off against decrease of RMB0.7 million (US$0.1 million) in interest expenses as we repaid part of loans to a shareholder.

Income tax benefit (expenses)

We and the VIEs reported income tax benefits of RMB11.0 million for the year ended December 31, 2022 and income tax expenses of RMB0.2 million for the year ended December 31, 2023. Because our profit-generating subsidiaries and VIE’s subsidiaries utilized net operating loss carried forwards in 2023.

Net loss

As a result of the foregoing, we and the VIEs reported net loss of RMB196.6 million and RMB382.8 million (US$53.9 million) for the years ended December 31, 2022 and 2023, respectively.

Year ended December 31, 2022 compared to year ended December 31, 2021

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	%
	(in thousands, except for share, per share data and percentages)
Net revenues	473,247	100.0	505,724	100.0
Cost of revenues	(369,052)	(78.0)	(511,265)	(101.1)
Gross profit (loss)	104,195	22.0	(5,541)	(1.1)

Operating expenses:
Sales and marketing expenses	7,577	1.6	7,088	1.4
General and administrative expenses	19,476	4.1	179,250	35.4
Research and development expenses	26,355	5.6	15,569	3.1
Total operating expenses	53,408	11.3	201,907	39.9
Income (loss) from operations	50,787	10.7	(207,448)	(41.0)

Other income:
Total other income, net	6,417	1.4	(116)	(0.0)
Income before income tax	57,204	12.1	(207,564)	(41.0)
Income tax (expense) benefits	(4,274)	(0.9)	10,980	2.2
Net income (loss)	52,930	11.2	(196,584)	(38.8)

Net Revenues

Our and the VIEs’ revenue increased by 6.9% from RMB473.2 million for the year ended December 31, 2021 to RMB505.7 million for the year ended December 31, 2022. This increase was primarily driven by the net effects of  an increase of RMB192.6 million in revenue generated from IT related solution services, partially net off by a decrease of RMB160.2 million in net revenues from the provision of educational content services and other services.

●	Educational content service and other services. Net revenue from the educational content service and other services decreased by RMB160.2 million from RMB365.1 million for the year ended December 31, 2021 to RMB204.9 million for the year ended December 31, 2022. Because educational content services require the VIEs to update existing contents and development new educational contents to meet the latest market trends, the VIEs would have to constantly make capital expenditures on educational contents which exposed the Company to potential risks of education contents becoming obsolete before the VIEs making profitability. Therefore, during the year ended December 31, 2022, the VIEs adopted conservative strategies to reduce its investment in educational content services, and as a result, the VIEs lost subscriptions from end customers and experienced a significant decrease in revenues from the educational content service and other services.

The decrease was primarily due to: (i) a decrease of RMB38.8 million, or 25.7% in revenue from offering selected mobile video package to end mobile users under a B2C model through our cooperation with a subsidiary of China Telecom, primarily because the VIEs did not provide new courses to video package under the reward points redeem business in 2022 leading to decreased subscriptions by the end mobile users, (ii) a decrease of RMB101.2 million, or 73.0% in subscription revenue from B2C primarily because the decrease of revenues by RMB48.7 million and RMB52.6 million in Fish Learning and Light Class, respectively. Such decrease in revenues were primarily because we did not provide new and attractive contents on the platform leading to decreased subscriptions form end customers.

●	IT related solution services. Net revenue from IT related solution services increased by RMB192.6 million, or 178.1% from RMB108.2 million for the year ended December 31, 2021 to RMB300.8 million for the year ended December 31, 2022. The increase was primarily attributable to acquisition of a cloud-based customer in 2022 which contributed revenues of RMB 197.5 million in IT procurement and assembling of equipment.

Cost of Revenues

Our and the VIEs’ cost of revenue increased by 38.5% from RMB369.1 million for the year ended December 31, 2021 to RMB511.3 million for the year ended December 31, 2022. The increase of cost of revenues was primarily attributable to the increase in amortization of educational contents with increased purpose of education contents over the past years, and increase of revenues in IT related solution services. Compared with the revenue growth, the higher percentage of increase in cost of revenues was mainly attributable to the high equipment purchase cost we incurred for IT procurement and assembling projects during the year ended December 31, 2022.

Gross Profit (Loss)

As a result of the foregoing, our and the VIEs’ gross profit decreased from RMB104.2 million for the year ended December 31, 2021 to a gross loss of RMB5.5 million for the year ended December 31, 2022. Our and the VIEs’ gross profit margin decreased from 22.0% for the year ended December 31, 2021 to negative 1.1% for the year ended December 31, 2022. The decrease was mainly due to the decrease in the gross profits margin for IT related solution services for the year ended December 31, 2022, because we completed procurement and assembling equipment projects with contract value of RMB10.8 million for the new customer, in which we incurred significant equipment purchasing cost, resulting in relatively lower gross profit margin.

Operating expenses

Our and the VIEs’ total operating expenses increased from RMB53.4 million for the year ended December 31, 2021 to RMB202.6 million for the year ended December 31, 2022.

Sales and Marketing Expenses: Our and the VIEs’ sales and marketing expenses decreased from RMB7.6 million for the year ended December 31, 2021 to RMB7.1 million for the year ended December 31, 2022. This decrease was mainly driven by a decrease of RMB1.3 million in salary and welfare expenses because we laid off certain salespersons as the VIEs reduced marketing and promotion for its educational content services, partially net off by an increase of RMB, and a decrease of $0.7 million in travel and entertainment expenses as a result of decrease in salespersons, partially net off by an increase of RMB1.3 million in the service fee which were used in tendering for IT solution service customers.

General and Administrative Expenses: Our and the VIEs’ general and administrative expenses increased from RMB19.5 million for the year ended December 31, 2021 to RMB179.2 million for the year ended December 31, 2022. This increase was primarily due to (i) an increase of RMB106.2 million in the impairment of licensed copyrights because the VIEs assessed the related educational contents were outdated and would not be recoverable by future cash flows, (ii) an increase of RMB7.7 million and RMB10.7 million, respectively, in impairment of goodwill and customer relationship, both of which arose from acquisition of 51% equity interest in Guangzhou Xingzhiqiao. Since the year of 2022, Guangzhou Xingzhiqiao terminated business corporation with an authorized agent of a China’s leading telecommunication service provider, and therefore the Company believed the customer relationship and goodwill would not be recoverable by future cash flows and provided full impairment against customer relationship and goodwill. and (iii) a change of RMB36.1 million in allowance of doubtful accounts from a reversal of doubtful allowance of RMB0.1 million for the year of 2021, as compared with a provision of doubtful allowance of RMB36.0 million for the year of 2022. The increase in provision of doubtful allowance was primarily due to long-aged accounts receivable due from our educational content customers who delayed their payments as adversely affected by the lock-down during COVID-19.

Research and Development Expenses: Our and the VIEs’ research and development expenses decreased from RMB26.4 million for the year ended December 31, 2021 to RMB15.6 million for the year ended December 31, 2022. This increase was mainly driven by a decrease of salary and welfare expenses of RMB2.7 million and a decrease of RMB5.2 million in outsourced labour costs, because the VIEs reduced its expenditures on development of new educational contents.

Other income (expenses), net

Other income changed by 97.8% from RMB6.4 million for the year ended December 31, 2021 to other expenses of RMB0.1 million for the year ended December 31, 2022. This decrease was mainly due to a decrease of RMB3.8 million in subsidy income from local tax authority, and a decrease of RMB1.3 million in other governmental subsidy income, partially net off against an increase of RMB1.2 million in interest expenses arising from loans from a shareholder.

Income Tax Expenses

Our and the VIEs’ income tax expenses changed from RMB4.3 million for the year ended December 31, 2021 to income tax benefits of RMB11.0 million for the year ended December 31, 2022, because the Company incurred net operating losses during the year ended December 31, 2022 which could be carried forward for the next five years.

Net Income (Loss)

As a result of the foregoing, we and the VIEs reported net income of RMB52.9 million and net loss of RMB196.6 million for the years ended December 31, 2021 and 2022, respectively.

B. Liquidity and Capital Resource

The following table sets forth a summary of our and the VIEs’ cash flows for the years presented:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	147,774	94,222	15,160	2,135
Net cash used in investing activities	(144,640)	(218,487)	(55,165)	(7,770)
Net cash provided by (used in) financing activities	37,674	126,562	(7,248)	(1,021)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(490)	1,491	374	53
Net increase (decrease) in cash and cash equivalents	40,318	3,788	(46,879)	(6,603)
Cash and cash equivalents at the beginning of the year	20,949	61,267	65,055	9,163
Cash and cash equivalents at the end of the year	61,267	65,055	18,176	2,560

To date, we and the VIEs have financed our and the VIEs’ operating and investing activities primarily through cash generated from operating activities. As of December 31, 2022 and 2023, our and the VIEs’ cash and cash equivalents were RMB65.1 million and RMB18.2 million (US$2.6 million), respectively. Our and the VIEs’ cash and cash equivalents primarily consist of cash, investments in interest bearing demand deposits accounts and time deposits with terms of and less than three months.

As of December 31, 2022, our and the VIEs’ accounts receivable was RMB17.2 million, representing a decrease of RMB87.6 million from RMB104.8 million as of December 31, 2021. The decrease was primarily because (i) we and the VIEs collected the outstanding balance of RMB58.7 million due from a customer of Guangzhou Xinzhiqiao, which was an authorized agent of a leading telecommunication service provider in China and was one of the VIEs’ major business partners. During the year of 2022, Guangzhou Xingzhiqiao terminated business corporation with the authorized agent and get outstanding balance repaid. and (ii) the Company accrued provision of RMB34.9 million against doubtful accounts receivable. As of the date of the report, a total of RMB10.6 million or 61.9% of the accounts receivable balance as of December 31, 2022 has been collected. Based on management’s best estimate, the remaining balance will be collected within a year.

As of December 31, 2023, our and the VIEs’ accounts receivable was RMB4.9 million (US$0.7 million), representing a decrease of RMB12.3 million (US$1.7 million) from RMB17.2 million as of December 31, 2022. The decrease was primarily because we and the VIEs collected the outstanding balance of RMB12.1 million due from a customer of Guangzhou Xinzhiqiao.

The turnover days for accounts receivable for the year ended December 31, 2023 improved to 40 days from 55 days for the year ended December 31, 2022, Our turnover days for accounts receivable are calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our revenues for the year, multiplied by 365 days.

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

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2023 was RMB15.2 million (US$2.1 million), primarily attributable to (i) net loss of RMB382.8 million (US$53.9 million), adjusted for adding back of (a) amortization and impairment of educational content of RMB53.9 million (US$7.6 million) and RMB197.5 million (US$27.8 million), respectively; (b) impairment of long-term prepayments s of RMB155.3 million (US21.9 million); and (c) amortization and impairment of intangible assets of RMB2.1 million (US$0.3 million) and RMB4.6 million (US$0.7 million), respectively; and (ii) a decrease in accounts receivable of RMB11.2 million (US$1.6 million) as a result of improvement of collection from customers; (iii) a decrease in short-term prepayments of RMB176.5 million (US$24.9 million), and a decrease in contract liabilities of RMB203.3 million (US$28.6 million). The significant changes in short-term prepayments and contract liabilities were mainly due to the fact that we completed more procurement and assembling of equipment projects during the year ended December 31, 2023.

Net cash generated from operating activities for the year ended December 31, 2022 was RMB94.2 million, primarily attributable to (i) net loss of RMB196.6 million, adjusted for adding back of (a) amortization and impairment of educational content of RMB91.5 million and RMB106.2 million, respectively; (b) amortization and impairment of intangible assets of RMB16.8 million and RMB12.1 million, respectively; (c) impairment of goodwill of RMB7.7 million; and provision of RMB34.9 million against doubtful accounts receivable; (ii) a decrease in accounts receivable of RMB52.7 million as a result of improvement of collection from customers; (iii) a decrease in short-term prepayments of RMB33.6 million, and a decrease in contract liabilities of RMB37.3 million. The significant changes in short-term prepayments and contract liabilities were mainly due to the fact that we completed more procurement and assembling of equipment projects during the year ended December 31, 2022 because certain suppliers delivered equipment to the us and the VIEs which was delayed in the year of as affected by COVID-19.

Net cash generated from operating activities for the year ended December 31, 2021 was RMB147.8 million, primarily attributable to (i) net income of RMB52.9 million, adjusted for adding back of amortization of educational content of RMB45.3 million, (ii) a decrease in accounts receivable of RMB10.1 million as a result of improvement of collection from customers, (iii) an increase in short-term prepayments of RMB285.4 million, and an increase in contract liabilities of RMB319.9 million. The significant changes in short-term prepayments and contract liabilities were mainly due to the fact that, during the year ended December 31, 2021, we and the VIEs have entered into another 15 contracts with three customers for procurement and assembling of equipment projects in an aggregate amount of RMB365.0 million, for which we and the VIEs have entered into contracts with several third party suppliers for IT equipment purchase in an aggregate amount of RMB330.5 million. As of December 31, 2021, these suppliers did not complete delivery of equipment as stated in the contracts. Any such delay could subject us and the VIEs to clients’ complaints and may materially and adversely affect our and the VIEs’ reputation, clients’ demand for related products and services and growth prospects, which could materially and adversely affect our and the VIEs business, financial condition and results of operations. See “Item 3. Key Information — D. Risk factor — Risks Related to the Business and Industry of Us and the VIEs — Our and the VIEs’ suppliers’ delay in delivery of equipment may harm our business and financial results.”

Investing Activities

Net cash used in investing activities was RMB55.2 million (US$7.8 million) for the year ended December 31, 2023, primarily due to purchase of educational contents of RMB55.0 million (US$7.7 million), purchase of short-term investments of RMB22.2 million (US$3.1 million), partially offset by proceeds from loans repayment of RMB 0.07 million (US$0.009 million) from a related party, and partially offset by proceeds from redemption of short-term investments of RMB22.0 million (US$3.1 million).

Net cash used in investing activities was RMB218.5 million for the year ended December 31, 2022, primarily due to (i) purchase of short-term investments of RMB3.9 million, (ii) purchase of RMB176.6 million of educational content, and (iii) RMB46.2 million in prepayments for educational content, and (iv) loans of RMB 3.0 million made to a third party, partially offset by proceeds from redemption of short-term investments of RMB11.2 million.

Net cash used in investing activities was RMB144.6 million for the year ended December 31, 2021, primarily due to (i) purchase of short-term investments of RMB24.5 million, (ii) RMB64.8 million in purchase of educational content, and (iii) RMB139.0 million in prepayments for educational content, partially offset by proceeds from redemption of short-term investments of RMB83.7 million.

Financing Activities

For the year ended December 31, 2023, our and the VIEs’ net cash used in financing activities was RMB7.2 million (US$1.0 million), which mainly represented repayments of loans to related parties of RMB7.2 million (US$1.0 million).

For the year ended December 31, 2022, our and the VIEs’ net cash provided by financing activities was RMB126.6 million, which mainly represented proceeds of RMB147.0 million from initial public offering (“IPO”), partially offset by repayments of loans to related parties of RMB17.1 million, deposits of RMB4.3 million made to a redeemable shareholder, and the payment of issuance costs of RMB0.5 million in relation to the IPO.

For the year ended December 31, 2021, our and the VIEs’ net cash provided by financing activities was RMB37.7 million, which mainly represented the borrowings of RMB48.8 million from related parties, and offset by payment of issuance costs in relation to the initial public offerings (“IPO”), and advance payments to a related party for issuance cost in relation to the IPO.

Capital Expenditure

Our and the VIEs’ capital expenditures are incurred mainly to purchase educational video content and tangible assets. We and the VIEs made capital expenditures of RMB64.8 million, RMB176.6 million and RMB55.0 million (US$7.7 million) on educational contents for the years ended December 31, 2021, 2022 and 2023, respectively. Our and the VIEs’ capital expenditures have been primarily funded by cash generated from our and the VIEs’ operations.

We expect to continue to make capital expenditures to support the expected growth of our and the VIEs’ business. We also expect that cash generated from our and the VIEs’ operation activities and financing activities will meet our and the VIEs’ capital expenditure needs in the foreseeable future.

CONTRACTUAL OBLIGATIONS

We and the VIEs did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peixuan Wang	49	Chairwoman of the Board
Yong Hu	48	Director and Chief Executive Officer
Man Lung Everett Chui	59	Independent Director
Wai Leung Alfred Lau	44	Independent Director
Keikyo Haribayashi	56	Independent Director
Huichao Wang	45	Chief Financial Officer

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

Mr. Huichao Wang was appointed as our chief financial officer on October 25, 2023. Since August 2018, he has served as the financial director at Jianzhi Century Technology (Beijing) Co., Ltd. From May 2015 to July 2018, he served as the financial director at Beijing Sentu Education Technology Co., Ltd. Prior to that, Mr. Wang worked as a project manager at Ruihua Certified Public Accountants from October 2014 to April 2015 and at Beijing Gongzheng Certified Public Accountants Co., Ltd. from March 2014 to September 2014. From December 2010 to February 2014, he worked as a senior auditor at WUYIGE Certified Public Accountants LLP. Mr. Wang graduated from Chongqing Jiaotong University with a bachelor’s degree in accounting in 2003.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of RMB0.9 million (US$0.1 million) in cash and benefits to our executive officers and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Clawback Policy

We have adopted a clawback policy that provides that we shall, except in limited circumstances, recover any erroneously awarded incentive based compensation from our named executive officers. The policy is filed as an exhibit to this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	%*
Directors and Executive Officers†:
Peixuan Wang(1)	54,790,000	45.24
Yong Hu(2)	5,100,000	4.21
Chui Man Lung Everett	—	—
Lau Wai Leung Alfred	—	—
Haribayashi Keikyo	—	—
Huichao Wang	—	—
All Directors and Executive Officers as a Group (6 individuals)	59,890,000	49.45
Principal Shareholders:
RongDe Holdings(3)	54,790,000	45.24
ZhongSiZhiDa(4)	20,950,000	17.30
RoseFinch Aquarius(5)	19,160,000	15.82
Dongxing Securities (Hong Kong)(6)	11,110,000	9.17

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 121,110,000, being the number of ordinary shares issued and outstanding as of the date of this annual report.

**	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The business address of our directors and executive officers is 27/F, Tower A, Yingdu Building Zhichun Road, Haidian District, Beijing, 100086, the People’s Republic of China.

(1)	Represents 54,790,000 ordinary shares held by RongDe Holdings Limited, a British Virgin Islands company wholly-owned by Ms. Peixuan Wang.

(2)	Represents 5,100,000 ordinary shares held by Mr. Yong Hu.

(3)	Represents 54,790,000 ordinary shares held by RongDe Holdings Limited, a British Virgin Islands company wholly-owned by Ms. Peixuan Wang. RongDe Holdings Limited pledged the shares in our Company held by RongDe Holdings Limited to Dongxing Securities (Hong Kong) Financial Holdings Limited. The registered address of RongDe Holdings Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 20,950,000 ordinary shares held by ZhongSiZhiDa Limited, a British Virgin Islands company controlled by Ms. Jingru Li. The registered address of ZhongSiZhiDa Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 19,160,000 ordinary shares held by RoseFinch Aquarius Limited, a British Virgin Islands company controlled by Mr. Li Meiliang. The registered address of RoseFinch Aquarius Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)	Represents 11,110,000 redeemable ordinary shares held by Dongxing Securities (Hong Kong) Financial Holdings Limited, a Hong Kong company wholly-owned by Dongxing Securities Co., Ltd.*, which in turn is 52.74% owned by China Orient Asset Management Corporation. Dongxing Securities, through its subsidiaries, is primary engaged in provision of investment and financial services in Hong Kong. The registered address of Dongxing Securities (Hong Kong) Financial Holdings Limited is Room 6805-6806A, 68th Floor, World Trade Plaza, 1 Kirstyon Road West, Kowloon, Hong Kong.

To our knowledge, as of the date of this annual report, a total of 10,000,000 ordinary shares are held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company — C. Organizational Structure.”

Transaction with Company Affiliate

During the year ended December 31, 2021, our chairwomen of board of directors, Peixuan Wang, paid off professional fees on behalf of the Company in the amount of RMB2,485,486 and the Company repaid the payment in the same year. In addition, the Company, its wholly-owned subsidiaries, the VIE and the VIE’s subsidiaries advanced RMB2.5 million to Peixuan Wang for payments of professional fees. During the year ended December 31, 2022, Peixuan Wang returned RMB1.4 million to the Company. As of December 31, 2022 and 2023, the Company had a balance of due from a related party of RMB1.1 million and RMB1.0 million (US$142 thousand).

As of December 31, 2021 and December 31, 2022, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had balance due to Xinyutong Kezhiyong Enterprise Management Center in the amount of approximately RMB24.7 million and RMB24.7 million (US$3.6 million), respectively, representing the outstanding payables to Xinyu Tongkezhiyong Enterprise Management Center for the purchase of 51% equity interest of Xingzhiqiao on September 30, 2017 and 49% equity interest of Xingzhiqiao on August 31, 2018.

On May 18, 2021 and July 26, 2021, the Company’s subsidiary and Rongde entered into two loan agreements, pursuant to which the Company’s subsidiary borrowed an aggregation of approximately RMB47.2 million from Rongde. The borrowings are interest free. The proceeds from borrowings are for the working capital needs in operations. During the year ended December 31, 2022, the Company and its wholly-owned subsidiaries repaid approximately RMB20.0 million to Rongde, with remaining balance of approximately RMB28.0 million (US$3.9 million) extended to April 7, 2023.

On August 24, 2022, the Company’s subsidiary and Rongde entered into an additional loan agreement, pursuant to which the Company’s subsidiary borrowed approximately RMB13.7 million (HKD 16 million) from Rongde. The borrowing is interest free and is due in August 2023. The proceeds from borrowings are for the working capital needs in operations.

As of the date of this report, the Company’s subsidiary did not pay the outstanding loans payables of RMB28.0 million to Rongde. On September 26, 2023, the Company’s subsidiary and Rongde entered into a loan extension agreement, pursuant to which Rong extended the loan for one year. The loans payable of RMB28.0 million (US$3.9 million) would be due in September 2024.

The Company calculated the present value of the loan to be RMB13.9 million and RMB14.9 million (US$2.1 million) by using its incremental rate of 3.45%, respectively. The difference between the present value and the cash received was RMB0.5 million and RMB0.5 million (US$0.1 million), respectively, which was considered as a contribution from the principal shareholder and recorded as additional paid-in capital since the transaction was occurred between entities under common control.

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

Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Shareholders’ general meetings may be convened by the chairman or chairwoman of our board of directors or by a majority of our directors (acting by a resolution of our board). Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business and present throughout the meeting, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third in nominal value of the total issued voting shares in our Company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting where the articles of association of a company does not contain any regulations as to summoning of general meetings, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total issued and paid up share capital of our Company carrying the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by, in the case of a scheme of arrangement with shareholders or class of shareholders, seventy-five per cent in value of the shareholders or class of shareholders, as the case may be, with whom the arrangement is to be made and in the case of a scheme of arrangement with creditors or class of creditors, a majority in number of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting where the articles of association of a company does not contain any regulations as to summoning of general meetings, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of the total issued and paid up share capital of our Company carrying the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our currently effective memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our currently effective memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our currently effective memorandum and articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the consent in writing of two-thirds of the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our currently effective memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our currently effective memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

In addition, pursuant to section 6 of the Tax Concessions Act of the Cayman Islands, our Company has obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in the Tax Concession Act.

The undertaking for our Company is valid for a period of twenty years from 23 July 2021.

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

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below) of an investment in the ADSs or ordinary shares in the offering. This discussion is based on the federal income tax laws of the United States, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the United States federal non-income tax (such as U.S. federal estate and gift tax), “Medicare” tax on net investment income, or alternative minimum tax considerations, or any United States state and local or non-United States tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. Except as specifically described below, this discussion does not address any of the consequences of holding the ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, including withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold the ADSs or ordinary shares).

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

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL NON-INCOME (SUCH AS ESTATE AND GIFT) TAX LAWS OR THE LAWS OF ANY UNITED STATES STATE OR LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) , a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

For United States federal income tax purposes, it is generally expected that a United States Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a United States Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally will not be subject to United States federal income tax.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as the ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether the ordinary shares will be considered readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. In addition, there can be no assurance that our ADSs will be considered readily tradeable on an established securities market in later years.. However, if we are treated as a PRC resident enterprise under the EIT Law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty (which the Secretary of Treasury of the United States has determined is satisfactory for this purpose). If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

Depending on the United States holder’s particular facts and circumstances, a United States holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any PRC withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received with respect to the ADSs or ordinary shares. However, a United States holder may in some circumstances be prohibited from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under the applicable tax treaty.. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. A United States holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such United States holder elects to do so for all creditable foreign income taxes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), then a United States Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC-source income for foreign tax credit purposes, subject to certain limitations. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

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

Based on the historical value of the assets of us and the VIEs and composition of the income of us and the VIEs, and our historical market capitalization, we believe we were not a PFIC for the taxable year ending December 31, 2023. We have not determined whether we are or will become a PFIC for the current or any future taxable year because such determination is a fact-intensive inquiry made annually after the close of each taxable year that depends, in part, upon the value of the assets and composition of the income of us and the VIEs. If the market price of the ADSs decreases significantly, it may cause us to be or become a PFIC for the current or subsequent taxable years because the value of the assets of us and the VIEs for the purpose of the asset test, including the value of the goodwill and other unbooked intangibles of us and the VIEs, may be determined by reference to the market price of the ADSs from time to time (which may be volatile).

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests (including our consolidated VIEs or any subsidiaries of the consolidated VIEs) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower-tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market under applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the Nasdaq and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard. If a valid mark-to-market election is made with respect to the ADSs, you generally will (i) include as ordinary income for each taxable year that we are classified as a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs held at the end of the taxable year over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

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

The proceeds raised from the initial public offering were approximately US$21.5 million after deducting underwriting discounts and the offering expenses payable by us. As of December 31, 2023, we had used approximately US$13.1 million from the net proceeds for developing and producing new educational content through commissioning third party enterprises and institutions. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in “Internal Control —Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

	2022	2023
	(US$’000)
Audit fees(1)	450	350
Audit-related Fees(2)	-	-
Tax Fees(3)	-	-
All other Fees(4)	-	-
Total	450	350

(1)	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related Fees” represents the aggregate fees billed for each of the fiscal years listed for the assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not included “Audit fees.”

(3)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products or professional services rendered by our principal auditors not included in Audit Fees, Audit-Related Fees or Tax Fees.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our and the VIEs’ clients, preserve the confidentiality, integrity, and availability of our and the VIEs’ information systems, safeguard our and the VIEs’ assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we and the VIEs have implemented a comprehensive cybersecurity risk management framework, which is integrated in our and the VIEs’ overall enterprise risk management system and processes and is internally managed.

Our and the VIEs’ dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our and the VIEs’ head of cybersecurity, is responsible for

●	risk assessments designed to help identify material cybersecurity risks to our and the VIEs’ critical systems, information, products, services, and our and the VIEs’ broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our and the VIEs’ systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our and the VIEs’ operations, known losses of any critical data or otherwise had a material impact on our and the VIEs’ strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our and the VIEs’ business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our and the VIEs’ cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our and the VIEs’ cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our and the VIEs’ cybersecurity related policies, the head of cybersecurity will present them to the board of directors for their review and approval.

Our and the VIEs’ head of cybersecurity leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures.

Our and the VIEs’ head of cybersecurity and their dedicated staff are responsible for the daily management of our r and the VIEs’ cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our and the VIEs’ cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, its subsidiaries and the consolidated variable interest entities are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	The Amended and Restated Memorandum of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.4*	Description of Registrant’s Securities
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.3	English translation of the executed form of the Voting Rights Proxy Agreement granted by shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.4	English translation of the executed form of the Equity Pledge Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.5	English translation of the executed form of the Exclusive Business Cooperation Agreement between Beijing Sentu and Jianzhi Beijing (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.6	English translation of the executed form of the Exclusive Call Option Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.7	English translation of the executed form of the Exclusive Asset Option Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)

4.8	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.9	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.10†	Form Light Class Business Agency Settlement Cooperative Agreement Between Guangzhou 5G Information Technology Co., Ltd and Jianzhi Education Entity (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.11†	Form Cooperation Framework Agreement on the Virtual Commodities Between Telefen E-commerce (Shanghai) Co., Ltd. and Jianzhi Education Entity (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.12†	Form Operation Service Agreement on Broadcast Content of Audio-Visual Programs of [Selected Product Package of Fish Learning] With E-surfing Media Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.13†	English translation of Loan Agreement Between RongDe Holdings Limited and Hong Kong Sentu Education Technology Ltd (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.14†	English translation of Loan Agreement Between RongDe Holdings Limited and Jianzhi Education Group Company Limited, a subsidiary of the Company (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
8.1*	List of Significant Subsidiaries of the Registrant and the VIE of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of Friedman LLP (incorporated herein by reference to Exhibit 15.1 to Form 20-F filed with the SEC on September 28, 2023)
15.2*	Consent of Conyers Dill & Pearman
15.3*	Consent of DeHeng Law Offices
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith.

†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they both are not material and would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jianzhi Education Technology Group Company Limited

	By:	/s/ Yong Hu
	Name:	Yong Hu
Date: April 9, 2024	Title:	Director and Chief Executive Officer

EXPERTS

The consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

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

JIANZHI EDUCATION TECHNOLOGY GROUP COPMANY LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Jianzhi Education Technology Group Company Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jianzhi Education Technology Group Company Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023, and the related consolidated statements of income and comprehensive income, change in shareholders’ equity, and cash flows for the year the ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

April 9, 2024

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	65,055,278	18,175,959	2,560,030
Accounts receivable, net	17,173,021	4,912,020	691,844
Inventories	399,439	-	-
Amount due from related parties	1,051,869	2,172,565	305,999
Short-term prepayments	254,493,399	77,950,037	10,979,033
Short-term investments	4,080,000	4,223,894	594,923
Prepaid expenses and other current assets	9,518,326	14,914,484	2,100,662
Total current assets	351,771,332	122,348,959	17,232,491

Non-current assets:
Right-of-use assets, net	—	7,604,933	1,071,132
Deferred tax assets, net	9,176,875	11,226,164	1,581,172
Property and equipment, net	153,880	213,369	30,052
Educational contents, net	214,441,814	—	—
Intangible assets, net	—	1,257,860	177,166
Other non-current assets	—	219,416	30,904
Long-term prepayments	151,779,105	8,815,919	1,241,696
Total non-current assets	375,551,674	29,337,661	4,132,122
Total assets	727,323,006	151,686,620	21,364,613

Liabilities
Current liabilities:
Accounts payable	8,037,004	11,524,904	1,623,249
Contract liabilities	290,028,010	86,731,977	12,215,943
Salary and welfare payable	2,302,646	3,170,255	446,521
Income taxes payable	1,170,795	4,474,575	636,695
Value added tax (“VAT”) and other tax payable	4,063,389	2,198,217	303,148
Other payables	2,658,243	3,506,282	493,849
Lease liabilities, current	—	3,482,876	490,553
Amount due to related parties	52,711,457	47,505,624	6,691,027
Total current liabilities	360,971,544	162,594,710	22,900,985

Non-current liabilities:
Deferred tax liabilities	—	2,274,256	320,322
Lease liabilities, non-current	—	4,035,598	568,402
Total non-current liabilities	—	6,309,854	888,724
Total liabilities	360,971,544	168,904,564	23,789,709

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
Commitments and contingencies

Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 121,110,000 and 121,110,000 issued and outstanding as of December 31, 2022 and 2023)	77,747	77,747	12,111
Additional paid-in capital	242,093,942	238,567,906	33,600,426
Statutory reserves	23,599,304	23,557,710	3,318,034
Retained earnings (accumulated deficit)	81,822,029	(291,805,140)	(41,099,902)
Accumulated other comprehensive income	2,520,630	6,096,465	858,678
Total Jianzhi Education Technology Group Company Limited’s shareholders’ equity (deficit)	350,113,652	(23,505,312)	(3,310,653)
Noncontrolling interests	16,237,810	6,287,368	885,557
Total shareholders’ equity (deficit)	366,351,462	(17,217,944)	(2,425,096)
Total liabilities and shareholders’ equity (deficit)	727,323,006	151,686,620	21,364,613

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net revenues	473,247,283	505,724,311	440,536,632	62,048,287
Cost of revenues	(369,052,134)	(511,265,334)	(424,345,616)	(59,767,805)
Gross profit (loss)	104,195,149	(5,541,023)	16,191,016	2,280,482

Operating expenses:
Sales and marketing expenses	7,576,963	7,087,625	7,590,244	1,069,064
General and administrative expenses	19,476,375	53,215,813	22,186,942	3,124,973
Research and development expenses	26,355,055	15,568,768	11,761,358	1,656,553
Impairment of goodwill	—	7,712,011	—	—
Impairment of long-term prepayments	—	—	155,307,333	21,874,580
Impairment of intangible assets	—	12,139,226	4,641,741	653,776
Impairment of educational contents	—	106,182,780	197,466,973	27,812,641
Total operating expenses	53,408,393	201,906,223	398,954,591	56,191,587
Income (loss) from operations	50,786,756	(207,447,246)	(382,763,575)	(53,911,105)

Other income (expenses):
Investment income	569,737	603,058	600,375	84,561
Interest expenses, net	(892,906)	(2,088,467)	(1,357,399)	(191,186)
Other expenses, net	(12,563)	(286,522)	(41,621)	(5,862)
Government grants	6,753,388	1,656,077	960,224	135,245
Total other income (loss), net	6,417,656	(115,854)	161,579	22,758

Income (loss) before income tax	57,204,412	(207,563,100)	(382,601,996)	(53,888,347)

Income tax (expense) benefits	(4,273,788)	10,980,054	(211,267)	(29,756)
Net income (loss)	52,930,624	(196,583,046)	(382,813,263)	(53,918,103)
Net income (loss) attributable to noncontrolling interests	4,672,355	2,578,761	(9,312,526)	(1,311,642)
Net income (loss) attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	48,258,269	(199,161,807)	(373,500,737)	(52,606,461)

Net income (loss)	52,930,624	(196,583,046)	(382,813,263)	(53,918,103)
Other comprehensive (loss) income:
Foreign currency translation adjustments	211,494	2,120,397	3,575,835	503,646
Total comprehensive income (loss)	53,142,118	(194,462,649)	(379,237,428)	(53,414,457)
Net comprehensive income (loss) attributable to noncontrolling interests	4,672,355	2,578,761	(9,312,526)	(1,311,642)
Comprehensive income (loss) attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	48,469,763	(197,041,410)	(369,924,902)	(52,102,815)

Earnings (loss) per share
Basic and diluted	0.43	(1.68)	(3.08)	(0.43)

Weighted average number of shares
Basic and diluted	111,110,000	118,512,969	121,110,000	121,110,000

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	Jianzhi Education Technology Group Company Limited shareholders’ equity
					Retained	Accumulated
			Additional		Earnings	other	Non	Total
	Ordinary shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	shareholders’
	Shares*	Amount	capital	reserves	Deficit)	income	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	100,000,000	63,291	52,927,738	20,977,351	235,347,520	188,739	8,986,694	318,491,333
Net income	—	—	—	—	48,258,269	—	4,672,355	52,930,624
Appropriation to statutory reserves	—	—	—	2,621,953	(2,621,953)	—	—	—
Deemed capital contribution from a shareholder for waive of interest expenses	—	—	1,118,170	—	—	—	—	1,118,170
Foreign currency translation adjustments	—	—	—	—	—	211,494	—	211,494
Balance at December 31, 2021	100,000,000	63,291	54,045,908	23,599,304	280,983,836	400,233	13,659,049	372,751,621
Issuance of ordinary shares in connection with IPO	10,000,000	6,848	140,690,442	—	—	—	—	140,697,290
Conversion of redeemable ordinary shares	11,110,000	7,608	45,977,268	—	—	—	—	45,984,876
Net loss	—	—	—	—	(199,161,807)	—	2,578,761	(196,583,046)
Deemed capital contribution from a shareholder for waive of interest expenses	—	—	1,380,324	—	—	—	—	1,380,324
Foreign currency translation adjustments	—	—	—	—	—	2,120,397	—	2,120,397
Balance at December 31, 2022	121,110,000	77,747	242,093,942	23,599,304	81,822,029	2,520,630	16,237,810	366,351,462
Net loss	—	—	—	—	(373,500,737)	—	(9,312,526)	(382,813,263)
Appropriation of statutory reserve	—	—	—	126,432	(126,432)	—	—	—
Disposal of a subsidiary	—	—	—	(168,026)	—	—	(637,916)	(805,942)
Conversion of mezzanine equity	—	—	(4,522,022)	—	—	—	—	(4,522,022)
Deemed capital contribution from a shareholder for waive of interest expenses	—	—	995,986	—	—	—	—	995,986
Foreign currency translation adjustments	—	—	—	—	—	3,575,835	—	3,575,835
Balance at December 31, 2023	121,110,000	77,747	238,567,906	23,557,710	(291,805,140)	6,096,465	6,287,368	(17,217,944)
Balance at December 31, 2023 in US$		12,111	33,600,426	3,318,034	(41,099,902)	858,678	885,557	(2,425,096)

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	52,930,624	(196,583,046)	(382,813,263)	(53,918,103)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	78,000	60,837	40,984	5,772
Loss from disposal of property and equipment	—	—	6,486	914
Loss from dissolution of a subsidiary	—	—	2,125,365	299,351
Amortization of educational contents	45,296,565	91,542,454	53,922,689	7,594,852
Impairment of educational contents	—	106,182,780	197,466,973	27,812,641
Impairment of long-term prepayments	—	—	155,307,333	21,874,580
Amortization of intangible assets	6,656,298	16,840,435	2,074,929	292,248
Impairment of intangible assets	—	12,139,226	4,641,741	653,776
Impairment of goodwill	—	7,712,011	—	—
Amortization of operating lease right-of-use assets	2,362,967	300,024	1,745,000	245,778
Deemed interest expenses on shareholder contribution	—	—	1,347,705	189,820
(Reversal of provision) provision for doubtful accounts	(119,539)	34,901,498	1,452,422	204,569
Deferred tax benefit (expense)	(649,078)	(10,980,054)	211,267	29,756
Changes in operating assets and liabilities:
Accounts receivable	10,148,705	52,700,747	11,218,018	1,580,025
Inventories	15,655	1,560,838	—	—
Prepaid expenses and other current assets	(2,197,407)	3,127,291	(10,917,270)	(1,537,665)
Short-term prepayments	(285,437,271)	33,608,121	176,543,547	24,865,639
Other non-current assets	—	—	(219,417)	(30,904)
Accounts payable	1,059,057	(16,249,305)	3,487,900	491,260
Salary and welfare payable	9,831	(1,108,840)	867,609	122,200
Contract liabilities	319,904,579	(37,271,217)	(203,296,033)	(28,633,647)
Income taxes payable	2,822,268	(2,572,452)	3,531,193	497,358
VAT and other tax payable	(1,122,235)	1,393,981	(1,865,172)	(262,704)
Other payables	(1,964,796)	(2,787,853)	111,409	15,689
Lease liabilities	(2,020,636)	(295,367)	(1,831,459)	(257,956)
Net cash provided by (used in) operating activities	147,773,587	94,222,109	15,159,956	2,135,249

Cash flows from investing activities:
Purchase of short-term investments	(24,405,127)	(3,850,000)	(22,155,849)	(3,120,586)
Proceeds from redemption of short-term investment	83,655,127	11,200,000	22,011,955	3,100,319
Purchase of property and equipment	(76,280)	—	(106,959)	(15,065)
Repayment of loans from a related party	—	—	70,453	9,923
Purchase of educational contents	(64,811,320)	(176,597,637)	(54,985,130)	(7,744,494)
Prepayment for educational contents	(139,002,868)	(46,223,984)	—	—
Loans made to a third party	—	(3,015,018)	—	—
Net cash used in investing activities	(144,640,468)	(218,486,639)	(55,165,530)	(7,769,903)

Cash flows from financing activities:
Repayment to related parties	—	(17,064,116)	(7,248,140)	(1,020,879)
Borrowing from related parties	48,808,057	—	452	64
Net proceeds raised in connection with initial public offering	—	146,982,044	—	—
Payments of issuance cost in relation with initial public offering	(8,621,261)	(481,408)	—	—
Advance to a related party for issuance costs in relation with initial public offering	(2,512,809)	—	—	—
Refund from a related party for issuance costs in relation with initial public offering	—	1,421,881	—	—
Deposits made to a redeemable ordinary shareholder	—	(4,296,606)	—	—
Net cash provided by (used in) financing activities	37,673,987	126,561,795	(7,247,688)	(1,020,815)

Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(489,011)	1,491,231	373,943	52,655

Net increase (decrease) in cash and cash equivalents	40,318,095	3,788,496	(46,879,319)	(6,602,814)
Cash and cash equivalents at beginning of the year	20,948,687	61,266,782	65,055,278	9,162,844
Cash and cash equivalents at end of the year	61,266,782	65,055,278	18,175,959	2,560,030

Supplemental disclosures of cash flows information:
Cash paid for income taxes	2,617,807	1,177,693	30,032	4,230
Cash paid for interest expenses	—	—	—	—

Non-cash Investing and Financing activities:
Transfer of prepaid issuance cost to additional paid-in capital	—	8,943,892	—	—

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

As of December 31, 2023, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary
Name	establishment	Directly	Indirectly	share capital	Principal activities
Jianzhi Education Group Company Limited	British Virgin Islands (“BVI”), limited liability company March 20, 2018	100%	—	USD1	Investment holding
Jianzhi Education Technology (HK) Company Limited	Hong Kong, limited liability company April 3, 2018	—	100% owned by Jianzhi Education (BVI)	HKD1	Investment holding
Jianzhi Inc.	USA, limited liability company November 2 2022	—	100% owned by Jianzhi Education (BVI)	USD1	Investment holding
HongKong Sentu Education Technology Ltd.	Hong Kong, November 14, 2016	—	100% owned by Jianzhi Education (HK)	HKD10,000,000	Provision of training service
Jianzhi Century Technology (Beijing) Co., Ltd.	PRC, April 17, 2018	—	100% owned by Jianzhi Education (HK)	HKD10,000,000	Provision of technical and management consultancy services
Beijing Sentu Lejiao Information Technology Co., Ltd (“Sentu Lejiao”)	PRC, June 13, 2016		100% owned by Jianzhi Beijing	RMB10,000,000	Provision of IT related solution service
Sentu Shuzhi Technology (Beijing) Co., Ltd (“Sentu Shuzhi”)	PRC, June 2, 2021		100% owned by Sentu Lejiao	—	Provision of IT related solution service
Beijing Sentu Education Technology Co., Ltd.	PRC, May 27, 2011		Contractual arrangements	RMB26,100,000	Provision of educational content and IT related solution services
Shanghai Ang’you Internet Technology Co., Ltd.	PRC, January 11, 2016	—	51.2% owned by Beijing Sentu	RMB10,500,000	Provision of mobile media services and educational content
Guangzhou Xingzhiqiao Information Technology Co., Ltd.	PRC, May 6, 2011		100% owned by Beijing Sentu	RMB1,000,000	Provision of mobile media services
Sentu Guoxin Education Technology (Beijing) Co., Ltd (“Sentu Guoxin”)	PRC, December 5, 2016		70% owned by Beijing Sentu	RMB2,000,000	Provision of technology, education consultancy (excluding agent services) services
Guangzhou Lianhe Education Technology Co., Ltd	PRC, September 28, 2016	—	100% owned by Guangzhou Xingzhiqiao	RMB300,000	Provision of mobile media services and educational content
Wuhan Crossboarder Information Co., Ltd.	PRC, December 2, 2022		51% owned by Sentu Guoxin	RMB nil	Provision of technology, education consultancy (excluding agent services) services

Dissolution of a subsidiary

During the year ended December 31, 2023, the Company’s board of directors approved dissolution of Sentu Guoxin Education Technology (Beijing) Co., Ltd (“Sentu Guoxin”), over which the Company owned 70% equity interest. Upon the dissolution of Sentu Guoxin, the Company would continue to focus on provision of educational content and IT related solution services. The management believed the deconsolidation does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The deconsolidation is not accounted as discontinued operations in accordance with ASC 205-20. The Company recorded loss of RMB 2,125,365 from dissolution of the subsidiary.

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

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiaries included in the Company’s consolidated balance sheets and statements of income and comprehensive income, which are prepared before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and the Company and its subsidiaries, are as follows:

	December 31, 2022	December 31, 2023
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	28,836,178	2,697,832
Accounts receivable, net	16,154,956	1,718,155
Inventories	4,867	-
Short-term prepayments	17,269,868	264,425
Short-term investments	4,080,000	4,223,894
Prepaid expenses and other current assets	1,445,461	8,653,231
Amount due from the Company and its subsidiaries*	7,800,808	—
Total current assets	75,592,138	17,557,537

Non-current assets:
Right-of-use assets, net	—	4,307,991
Deferred tax assets, net	9,086,144	10,157,608
Property and equipment, net	109,073	171,127
Educational contents, net	36,713,836	—
Long-term prepayments	28,160,377	181,132
Total non-current assets	74,069,430	14,817,858
Total assets	149,661,568	32,375,395

*	As of December 31, 2022 and 2023, amounts due from the Company and its subsidiaries represent the receivables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

	December 31, 2022	December 31, 2023
	RMB	RMB
Liabilities
Current liabilities:
Accounts payable	6,737,217	6,099,637
Salary and welfare payable	876,492	1,333,666
Contract liabilities	28,195,618	14,013,525
Income taxes payable	3,816,703	1,073,181
Value added tax (“VAT”) and other tax payable	—	3,937,133
Other payables	1,567,742	1,877,474
Lease liabilities, current	—	—
Amount due to related parties	24,702,000	2,185,832
Amount due from the Company and its subsidiaries*	—	1,228,446
Total current liabilities	65,895,772	31,748,894

Non-current liabilities:
Deferred tax liabilities	—	1,326,092
Account payable to WFOE	—	2,080,868
Total non-current liabilities	—	3,406,960
Total liabilities	65,895,772	35,155,854

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	355,513,276	227,046,277	91,618,100
Net income (loss)	14,780,648	(88,740,821)	(83,941,158)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	20,840,090	13,119,714	(7,610,570)
Net cash used in investing activities	(18,093,127)	(7,198,149)	(18,527,776)
Net cash used in financing activities	(547,302)	—	—

*	As of December 31, 2022 and 2023, amounts to from the Company and its subsidiaries represent the payables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets disclosed in Note 12. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

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

Convenience Translation

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from Renminbi (“RMB”) into US dollars as of and for the years ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

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

The carrying amounts reported in the balance sheets of cash and cash equivalents, accounts receivable, other receivables, due from related parties, accounts payable, salary and welfare payable, income tax payable, VAT and other taxes payable, and other payables, approximate their fair market value based on the short-term maturity of these instruments. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2023.

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

On January 1, 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

Prior to the adoption of ASU 2016-13, accounts receivable are presented net of allowance for doubtful accounts. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The accounts receivable are reviewed on a periodic basis and general and specific allowances are made when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

After the adoption of ASU 2016-13, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the condensed consolidated statements of operations and comprehensive income (loss). The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries assess collectability by reviewing accounts receivable on an individual basis because the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider historical collectability based on past due status, the age of the balances, credit quality of the customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

As of December 31, 2022 and 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had inventory in the amount of RMB399,439 and $nil, respectively. For the years ended December 31, 2021, 2022 and 2023, the Company provided inventory write-downs of RMB nil, RMB nil and RMB 399,439, respectively.

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

As of December 31, 2022 and 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had property and equipment, net in the amount of RMB153,880 and RMB 213,369, respectively. For the years ended December 31, 2021, 2022 and 2023, depreciation expenses were in the amount of RMB 78,000, RMB 60,837, and RMB 40,984, respectively.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries adopted ASU No. 2016-02, Leases (Topic 842), and recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries elected to apply practical expedients permitted under the transition method that allow them to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries used modified retrospective method and did not adjust the prior comparative periods.

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

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment annually. No impairment for right-of-use lease assets as of December 31, 2022 and 2023.

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

For the years ended December 31, 2021, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not accrue impairment charge against educational contents. For the year ended December 31, 2022 and 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries accrued impairment charge of RMB 106,182,780 and RMB 197,466,973 against educational contents because certain contents were obsolete and the Company assessed it is not likely that end customers would subscribe for related educational contents.

For the years ended December 31, 2021, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not accrue impairment charge against intangible assets, including the customer relationship and software and technology.

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

For the year ended December 31, 2022 and 2023, the Company also provided impairment against software and technology of RMB1,425,226 and RMB4,641,741, respectively. Our current software and technology would not support newly purchased educational contents, and the Company assessed no future cash flow would be generated from the software and technology.

Revenue recognition

The core principle of ASC 606, Revenue from Contracts with Customers requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (continued)

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

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue from educational content service and other services
– Subscription revenue	148,041,259	59,217,081	16,385,013
– Licensing revenue	204,369,087	141,957,541	16,683,141
– Other services revenue	12,661,341	3,741,453	38,669,659
Subtotal	365,071,687	204,916,075	71,737,814
Revenue from IT related solution services	108,175,596	300,808,236	368,798,818
Total	473,247,283	505,724,311	440,536,632

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

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Services transferred at a point in time
– Revenue from educational content service	204,369,087	141,957,541	16,683,141
– Revenue from IT related solution services	108,070,096	299,803,227	368,742,494
Services transferred over time
– Revenue from educational content service	160,702,600	62,958,534	55,054,673
– Revenue from IT related solution services	105,500	1,005,009	56,324
Total	473,247,283	505,724,311	440,536,632

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

The revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange for services that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have transferred to a customer is only conditioned on the passage of time. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries do not have any contract assets. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries also do not have significant capitalized commissions or other costs as of December 31, 2022 and 2023.

Contract liabilities represents cash payment received from customers in advance of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were RMB23,531,132 and RMB 290,028,010 for the years ended December 31, 2022 and 2023, respectively.

The details of contract liabilities are as follows:

	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Advance from educational content service and other services
– Subscription service	8,411,203	12,020,547	12,855,928
– Licensing service	15,119,929	172,690	-
	23,531,132	12,193,237	12,855,928
Advance from IT related solution services	303,768,095	277,834,773	73,876,049
Total	327,299,227	290,028,010	86,731,977

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

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2022 and 2023, there were no dilutive shares.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and uncertainties

Liquidity

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the year ended December 31, 2023, the company charged impairment of RMB 31,399,370 and RMB 166,067,603 against purchased educational contents and licensed copyrights, which was mainly due to those contents already out of date. As a result, the Company incurred a net loss of RMB 382,813,263 for the year ended December 31, 2023. As of December 31, 2023, the company had an accumulated deficit of RMB 291,805,140. However, the Company had cash inflows of RMB 15,159,956 from operating activities for the year ended December 31, 2023 and the minimum future commitments under non-cancelable operating lease agreements and capital lease agreements of nil was expected to be paid within 1 years. In addition, among the current liabilities, RMB 47,505,624 was due to related parties, which agreed to extend the payments from the Company. As the Company expected a stable business in year 2024 as compared with year 2023, the Company did not expect a cash outflows from operating activities in the year 2024. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. Based on the above analysis, management believes the company can continue as a going concern, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Credit risks

Financial instruments that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily cash and cash equivalents and restricted cash and accounts receivables. The carrying amounts of cash and cash equivalents represent the maximum exposure to credit risk. As of December 31, 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have RMB 18,175,959 in cash and cash equivalents, which is mainly held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries may not be able to claim its cash and demand deposits back in full. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries continue to monitor the financial strength of the financial institutions.

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

For the year ended December 31, 2021, four suppliers accounted for 39%, 12%, 12% and 12% of the Company’s total purchases, respectively. For the year ended December 31, 2022, four suppliers accounted for 60%, 15%, 13% and 12% of the Company’s total purchases, respectively. For the year ended December 31, 2023, four suppliers accounted for 38%, 13%, 9% and 6% of the Company’s total purchases, respectively.

As of December 31, 2022, one supplier accounted for 82% of the Company’s total accounts payable balance. As of December 31, 2023, three suppliers accounted for 42%, 28% and 15% of the Company’s total accounts payable balance.

As of December 31, 2022, four supplier accounted for 19%, 11%, 11%, and 10% of the Company’s short-term prepayments. As of December 31, 2023, two suppliers accounted for 75% and 24% of the Company’s short-term prepayments.

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

For the year ended December 31, 2021, three customers accounted for 33%, 14% and 13% of the Company’s total revenue, respectively. For the year ended December 31, 2022, two customers accounted for 37% and 12% of the Company’s total revenues respectively. For the year ended December 31, 2023, four customers accounted for 21%, 16%, 12% and 11% of the Company’s total revenue, respectively.

As of December 31, 2022, no customers accounted for more than 10% of the Company’s accounts receivable balance. As of December 31, 2023, one customer accounted for 65% of the Company’s gross accounts receivable balance.

As of December 31, 2022, five customers accounted for 32%, 13%, 12%, 12% and 11% of the Company’s contract liabilities, respectively. As of December 31, 2023, two customers accounted for 68% and 15% of the Company’s contract liabilities, respectively.

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

As of December 31, 2022 and 2023, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries had appropriated RMB 23,599,304 and RMB 23,557,710, respectively, in its statutory reserves.

Recently issued accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	December 31, 2022	December 31, 2023
	RMB	RMB
Accounts receivable	53,880,520	42,522,740
Allowance for credit losses	(36,707,499)	(37,610,720)
Accounts receivable, net	17,173,021	4,912,020

The following table presents movement of the allowance for credit losses:

	December 31, 2022	December 31, 2023
	RMB	RMB
Balance at the beginning of the year	1,806,001	36,707,499
Provisions	34,901,498	1,042,983
Write-offs	—	(139,762)
Balance at the end of the year	36,707,499	37,610,720

NOTE 4 — SHORT-TERM INVESTMENTS

As of December 31, 2022 and 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had short-term investments, which mainly consists of wealth management products purchased from commercial banks, in the amount of RMB 4,080,000 and RMB 4,223,849, respectively. These wealth management products bear a highest expected rate of return ranging from 2.60% – 4.35%, either can be redeemed at any time or bear an initial maturity of more than three months but less than one-year. For the years ended December 31, 2021, 2022 and 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recorded investment income of RMB 569,737, RMB 603,058 and RMB 600,375 in the consolidated statements of operations and comprehensive income (loss), respectively.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

The prepaid expenses and other current assets consist of the following:

	December 31, 2022	December 31, 2023
	RMB	RMB
Tax recoverable	—	8,909,126
Deposits	5,824,379	1,675,632
Loan receivable due from a third party	3,101,910	4,000,000
Prepaid expense	523,039	228,477
Other receivables	68,998	101,249
	9,518,326	14,914,484

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 6 — EDUCATIONAL CONTENTS, NET

Educational contents, net consist of the following:

	December 31, 2022	December 31, 2023
	RMB	RMB
Produced educational contents	66,037,733	—
Licensed copyrights	219,658,471	—
Less: Accumulated amortization	(71,254,389)	—
	214,441,814	—

No impairment charge was recognized for the year ended December 31, 2021. For the year ended December 31, 2022, the Company assessed it is not likely that end customers would subscribe for related educational contents, which was mainly due to those contents already out of date. Accordingly, the Company charged impairment of RMB106,097,876 and RMB84,904 against purchased educational contents and licensed copyrights, respectively. For the year ended December 31, 2023, the Company further charged impairment of RMB 31,399,370 and RMB 166,067,603 against purchased educational contents and licensed copyrights, respectively.

Amortization expense was RMB 91,542,455 and RMB 53,922,689 for the years ended December 31, 2022 and 2023, respectively.

NOTE 7 — INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization, consisted of the following

	December 31, 2022	December 31, 2023
	RMB	RMB
Software and technology	—	1,509,432
Less: accumulated amortization	—	(251,572)
	—	1,257,860

No impairment charge was recognized for the year ended December 31, 2021. For the year ended December 31, 2022, the software and technology would not support newly purchased educational contents, and the Company assessed no future cash flow would be generated from the software and technology. For the year ended December 31, 2022 and 2023, impairment of RMB1,425,226 and RMB 4,641,741was provided against software and technology, respectively. Amortization expense was RMB 5,047,982 and RMB 2,074,929 for the years ended December 31, 2022, and 2023, respectively. Estimated amortization expense relating to the educational contents for each of the next five years is as follows:

Year ending December 31,	RMB
2024	301,886
2025	301,886
2026	301,886
2027	301,886
2028	50,316
Total expected amortization expense	1,257,860

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — PREPAYMENTS

	December 31, 2022	December 31, 2023
	RMB	RMB
Short-term prepayments
Advance to suppliers for services and inventories(1)	254,493,399	77,950,037
Long-term prepayments
Prepayment for educational content	151,779,105	8,815,919

(1)

Short-term prepayments represent advance to suppliers for purchasing services or inventories. In 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries entered into several IT equipment procurement agreements with third party suppliers in the total contract amount of RMB 344.45 million, pursuant to which the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries prepaid cash in an aggregated of RMB 254.5 million, or 74% of the total contract amount to these suppliers. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries purchased these IT equipment for purpose of 27 IT solution services projects. Subsequently, as of the date of this report, IT equipment associated with 23 projects with value of RMB 344.45 million were delivered and RMB 305 million prepayments were settled.

(2)	As of December 31, 2023, the Company reviewed the long-term prepayments for educational content. The Company expected that these educational contents would be outdated when they are delivered. The cash flows generated from subscription for these educational contents may not cover the purchase price. Accordingly, the Company charged impairment of RMB 155,307,333 against long-term prepayments.

NOTE 9 — LEASES

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lease office space from third parties. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not have any finance lease during 2021, 2022 and 2023. Operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets represent the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments.

As of December 31, 2022, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not enter into office space lease arrangements with lease term over 12 months. Accordingly the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries adopted practical expedient and did not record right of use assets and lease liabilities as of December 31, 2022.

In the year of 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries entered into an office spaces lease agreement with four unrelated third parties under non-cancelable operating leases, with terms ranging between 24 months and 36 months. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries use the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries discount lease payments based on an estimate of the incremental borrowing rate.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 9 — LEASES (cont.)

For operating leases that include rent holidays and rent escalation clauses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of income and comprehensive income. The corporate office lease also requires the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to pay property management expenses which are included in the general and administrative expenses on the condensed consolidated statements of income and comprehensive income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record operating lease expense in its consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	December 31, 2022	December 31, 2023
	RMB	RMB
Right of use assets	—	7,604,933

Operating lease liabilities, current	—	3,482,876
Operating lease liabilities, noncurrent	—	4,035,598
Total operating lease liabilities	—	7,518,474

For the years ended December 31, 2021, 2022 and 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries incurred operating lease expense of RMB 3,452,190, RMB 3,031,888 and RMB 1,940,818, respectively. The operating lease expenses were charged to general and administrative expenses.

Cash flow information related to leases consists of the following:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Operating cash payments for operating leases	3,031,888	1,801,311
Right-of-use assets obtained in exchange for operating lease liabilities	—	9,349,932

Other information about the Company’s leases is as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Weighted average remaining lease term (years)	—	2.37
Weighted average discount rate	4.20%	3.45%

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 9 — LEASES (cont.)

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2023:

Year ending December 31,	RMB
2024	3,305,400
2025	2,862,103
2026	1,741,143
2027	-
2028	-
Total lease payments	7,908,646
Less: Imputed interest	(390,171)
Present value of lease liabilities	7,518,474

NOTE 10 — INCOME TAXES

Composition of income tax

The following table presents the composition of income tax expenses (benefits) for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense	(5,897,409)	—	—
Deferred income benefits (expenses)	1,030,042	10,980,054	(211,267)
Total Income tax (expenses) benefits	(4,867,367)	10,980,054	(211,267)

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

NOTE 10 — INCOME TAXES (cont.)

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and a “Software Enterprise” (“SE”) is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years, and small and micro-sized enterprises (“SMEs”) is entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB 3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2023, reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB 1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022, 87.5% reduction of taxable income for the first RMB 1,000,000 taxable income and 50% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2021.

Jianzhi Beijing and Sentu Shuzhi, as SEs, were entitled to the preferential EIT treatment of two-year exemption and three-year half payment. Beijing Sentu applied the EIT rate of 15% during 2021, 2022 and 2023 as a HNTE. Sentu Lejiao , Guangzhou Lianhe and Shanghai Ang’you, are subject to the PRC EIT at a preferential tax as SMEs.

The following table presents a reconciliation of the differences between the statutory income tax rate and the effective income tax rate for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	%	%	%
PRC statutory rate	25.0%	25.0%	25.0%
Effect of differing tax rates in different jurisdictions	2.1%	(0.8)%	(5.5)%
Permanent difference	(7.2)%	1.5%	0.6%
Favorable tax rate impact	(12.7)%	7.0%	0.0%
Unrecognized loss	0.0%	0.0%	0.1%
Change in valuation allowance	0.3%	(27.4)%	(20.2)%
Income tax (expenses) benefits	7.5%	5.3%	(0.0)%

The estimated tax savings as a result of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ preferred tax rates for the years ended December 31, 2021, 2022 and 2023 amounted to RMB 7,291,787, RMB nil and RMB nil, respectively. Per share effect of the tax savings were RMB 0.07, RMB nil and RMB nil for the years ended December 31, 2021, 2022 and 2023, respectively.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 10 — INCOME TAXES (cont.)

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2022 and 2023 are as follows:

	December 31, 2022	December 31, 2023
	RMB	RMB
Deferred tax assets:
Bad debt provision	9,176,875	97,681,819
Operating lease liabilities	—	1,879,619
Net operating losses carried forward	58,728,788	56,353,847
Valuation allowance	(58,728,788)	(144,689,121)
Deferred tax assets, net	9,176,875	11,226,164
Deferred tax liabilities:
Right-of-use assets	—	2,274,256

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2022 and 2023, valuation allowances were mainly provided against deferred tax assets caused by bad debt provisions and net operating losses carried forward in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized due to their continuous losses.

As of December 31, 2022 and 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had tax losses of RMB 236,254,725 and RMB 395,307,903 deriving from certain entities in the PRC and Hong Kong. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE. The tax losses in Hong Kong can be carried forward without an expiration date.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 11 — RELATED PARTY BALANCES AND TRANSACTION

Name	Relationship	December 31, 2022	December 31, 2023
		RMB	RMB
Due from related parties
Peixuan Wang (a)	Chairwomen of the Company	1,051,869	1,010,584
Beijing Dongxu Tongda Information Technology Co., Ltd.	Controlled by Jiniao Li	—	882,075
Others		—	279,905
Total amount due from related parties		1,051,869	2,172,565
Due to related parties
Rongde Holdings Co., Ltd. (“Rongde”) (c)	Shareholder of the Company	28,009,457	21,867,376
Xinyutong Kezhiyong Enterprise Management Center (b)	Controlled by Qizhang Li	24,700,000	24,700,000
Beijing Sentu CloudCreative Education Technology Co., Ltd.	Controlled by Huidong Niu		700,000
Others		—	238,248
Total amount due to related parties		52,711,457	47,505,624

(a)	During the year ended December 31, 2021, our chairwomen of board of directors, Peixuan Wang, paid off professional fees on behalf of the Company in the amount of RMB 2,485,486 and the Company repaid the payment in the same year. In addition, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries advanced RMB 2,473,750 to Peixuan Wang for payments of professional fees. During the year ended December 31, 2022, Peixuan Wang returned RMB 1,421,881 to the Company. As of December 31, 2022 and 2023, the Company had a balance of due from a related party of RMB 1,051,869 and RMB 1,010,584.

(b)	As of December 31, 2021 and December 31, 2022, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had balance due to Xinyutong Kezhiyong Enterprise Management Center in the amount of RMB 24,700,000 and RMB 24,700,000, respectively, representing the outstanding payables to Xinyutong Kezhiyong Enterprise Management Center for the purchase of 51% equity interest of Xingzhiqiao on September 30, 2017 and 49% equity interest of Xingzhiqiao on August 31, 2018.

(c)	On May 18, 2021 and July 26, 2021, the Company’s subsidiary and Rongde entered into two loan agreements, pursuant to which the Company’s subsidiary borrowed an aggregation of RMB 47,168,356 from Rongde. The borrowings are interest free. The proceeds from borrowings are for the working capital needs in operations. During the year ended December 31, 2022, the Company and its wholly-owned subsidiaries repaid RMB 19,963,743 to Rongde, with remaining balance of RMB 28,009,457 extended to April 7, 2023. During the year ended December 31, 2023, the Company and its wholly-owned subsidiaries repaid RMB 25,300,980 to Rongde, with remaining balance of RMB 21,867,376 extended to April 7, 2024.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 11 — RELATED PARTY BALANCES AND TRANSACTION (cont.)

On August 24, 2022, the Company’s subsidiary and Rongde entered into an additional loan agreement, pursuant to which the Company’s subsidiary borrowed RMB 13.7 million (HKD 16 million) from Rongde. The borrowing is interest free and is due in August 2023, and the loan has been extended due in August 2024.The proceeds from borrowings are for the working capital needs in operations.

As of the date of this report, the Company’s subsidiary did not pay the outstanding loans payables of RMB 28.0 million to Rongde. On September 26, 2023, the Company’s subsidiary and Rongde entered into a loan extension agreement, pursuant to which Rong extended the loan for one year. The loans payable of RMB 21.8 million would be due in September 2024.

The Company calculated the present value of the loan to be RMB 13,920,083 and RMB 14,862,174 by using its incremental rate of 3.45%, respectively. The difference between the present value and the cash received was RMB 484,370 and RMB 517,164, respectively, which was considered as a contribution from the principal shareholder and recorded as additional paid-in capital since the transaction was occurred between entities under common control.

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

NOTE 13 — EQUITY

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

On August 25, 2022, the Company closed of its initial public offering (“IPO”) of 5,000,000 American Depositary Shares (the “ADS”) at a public offering price. Each ADS represents two ordinary shares of the Company. On the same date, the Company converted the redeemable ordinary shares into 11,110,000 ordinary shares to Dongxing Securities.

As of December 31, 2022 and 2023, the Company had issued and outstanding ordinary shares of 121,110,000 and 121,110,000 shares, respectively.

Profit appropriation and restricted net assets

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. The statutory reserves require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries, VIE and VIE’s subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 130 million as of December 31, 2023. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and VIE’s subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 14 — SEGMENT INFORMATION

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

The following table presents revenue by segments for the years ended December 31, 2021, 2022 and 2023, respectively:

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

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 14 — SEGMENT INFORMATION (cont.)

	For the Year Ended December 31, 2023
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	368,798,818	71,373,814	440,536,632
Cost of revenue and related tax	(323,533,990)	(100,811,626)	(424,345,616)
Gross profit	45,264,828	(29,073,812)	16,191,016
Depreciation and amortization	251,572	—	251,572
Net loss	(304,403,355)	(78,409,908)	(382,813,263)

	December 31, 2022	December 31, 2023
	RMB	RMB
Identifiable long-lived assets, net:
IT related solution services	—	1,257,860
Educational content service and other services	214,441,814	—
Total	214,441,814	—

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

NOTE 15 — SUBSEQUENT EVENT

On February 20, 2024, the Company changed the ratio of its American Depositary Shares (“ADSs”) from current one (1) ADS representing two (2) ordinary shares to one (1) ADS representing six (6) ordinary shares(the “ADS Ratio Change”). For Jianzhi’s ADS holders, the ADS Ratio Change had the same effect as a one-for-three reverse ADS split. Each ADS holder of record at the close of business on February 20, 2024 was to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. No fractional new ADSs were issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs were aggregated and sold by the depositary bank, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses, where applicable) were distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change had no impact on Jianzhi’s underlying ordinary shares, and no ordinary shares were issued or canceled in connection with the ADS Ratio Change.

The Company has performed an evaluation of subsequent events through April 9, 2024, which was the date of the consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 16 — FINANCIAL INFORMATION OF THE PARENT COMPANY

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

Balance Sheets

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	34,314,420	324,303	45,677
Due from a related party	1,044,993	1,003,476	141,337
Total current assets	35,359,413	1,327,779	187,014

Non-current assets:
Investment in subsidiaries, VIE and VIE’s subsidiaries	220,666,567	—	—
Amounts due from subsidiaries, VIE and VIE’s subsidiaries	114,574,974	85,581,297	12,053,874
Total non-current assets	315,241,541	85,581,297	12,053,874
Total assets	350,600,954	86,909,076	12,240,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Investment deficits in subsidiaries, VIE and VIE’s subsidiaries	—	109,361,012	15,403,176
Accrued expenses and other liabilities	487,302	1,053,376	148,365
Total current liabilities	487,302	110,414,388	15,551,541
Total liabilities	487,302	110,414,388	15,551,541

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 16 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
Shareholders’ equity (deficit):
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 121,110,000 and 121,110,000 issued and outstanding as of December 31, 2022 and 2023)	77,746	77,747	12,111
Additional paid-in capital	242,093,942	238,567,906	33,600,426
Statutory reserves	23,599,304	23,557,710	3,318,034
Retained earnings (accumulated deficit)	81,822,030	(291,805,140)	(41,099,902)
Accumulated other comprehensive income	2,520,630	6,096,465	858,678
Total shareholders’ equity (deficit)	350,113,652	(23,505,312)	(3,310,653)
Total liabilities and shareholders’ equity (deficit)	350,600,954	86,909,076	12,240,888

Statements of Comprehensive Operations

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	(3,515,595)	5,677,577	(8,549,401)	(1,204,158)
Impairment of long-term prepayments	—	—	(54,923,757)	(7,735,849)
Share of income (loss) of subsidiaries, VIEs and VIEs’ subsidiaries	51,773,864	(204,839,384)	(310,027,579)	(43,666,470)
Net income (loss)	48,258,269	(199,161,807)	(373,500,737)	(52,606,461)
Net income (loss) attributable to ordinary shareholders	48,258,269	(199,161,807)	(373,500,737)	(52,606,461)
Other comprehensive income
Foreign currency translation adjustments	211,494	2,120,397	3,575,835	503,646
Total other comprehensive income	211,494	2,120,397	3,575,835	503,646
Comprehensive income (loss)	48,469,763	(197,041,410)	(369,924,902)	(52,102,815)

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 16 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Statements of Cash Flows

	For the Years Ended December 31,
	2021	2022	2022	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(40,186)	(3,460,086)	(8,682,450)	(1,222,898)
Net cash used in investing activities	—	(109,865,693)	(21,898,393)	(3,084,324)
Net cash provided by (used in) financing activities	6,353,868	140,000,402	(7,797,900)	(1,098,311)
Effect of exchange rate changes on cash and cash equivalents	(62,295)	1,290,142	4,388,627	618,125
Net increase (decrease) in cash and cash equivalents	6,251,387	27,964,765	(33,990,117)	(4,787,408)
Cash and cash equivalents at the beginning of the year	98,268	6,349,655	34,314,420	4,388,085
Cash and cash equivalents at the end of the year	6,349,655	34,314,420	324,303	45,677