Form 20-F/A
period 2023-12-31
Jianzhi Education Technology Group Co Ltd
filed 2024-08-23
CIK 1852440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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
Haidian District, Beijing 100086
People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing six ordinary shares, par value US$0.0001 per share	JZ	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Ordinary shares, par value US$0.0001 per share *	N/A	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

●	“ADSs” are to our American depositary shares, each of which represents six ordinary shares;

●	“Beijing Sentu” or “VIE Entity” are to Beijing Sentu Education Technology Co., Ltd., a limited liability company established under PRC law;

●	“B2B2C model” are to business-to-business-to-consumer, which is a business model that combines business-to-business and business-to-consumer for a complete product or service transaction;

●	“B2C model” are to business-to-consumer, which is a form of transaction conducted directly between a company and consumers who are the end users of its products or services;

●	“CAGR” are to compound annual growth rate;

●	“China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Company” or “Jianzhi Education” are to Jianzhi Education Technology Group Company Limited;

●	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

●	“our WFOE” are to our wholly foreign-owned enterprise Jianzhi Century Technology (Beijing) Co., Ltd.;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“Registered Shareholders” are to the shareholders of Beijing Sentu, namely Beijing Rongde Times Investment Management Co., Ltd., or Rongde Times, Beijing Zhongsi Zhida Investment Management Co., Ltd., or Beijing Zhongsi, Mr. Jinbiao Li and Mr. Meiliang Li;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“VIEs” are to Beijing Sentu Technology Co., Ltd. and its subsidiaries.

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

Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We have followed and intend to continue to follow home country practice with respect to certain corporate governance matters and not to comply with certain Nasdaq corporate governance requirements, including the requirements that (i) a nominating and corporate governance committee be established that is composed entirely of independent directors, (ii) a compensation committee be established that is composed entirely of independent directors, and (iii) an annual meeting of shareholders be held no later than one year after the end of the issuer’s fiscal year-end. We may also opt to rely on additional home country practice exemptions in the future. Therefore, to the extend we follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have followed and intend to continue to follow home country practice with respect to certain corporate governance matters and not to comply with certain Nasdaq corporate governance requirements, including the requirements that (i) a nominating and corporate governance committee be established that is composed entirely of independent directors, (ii) a compensation committee be established that is composed entirely of independent directors, and (iii) an annual meeting of shareholders be held no later than one year after the end of the issuer’s fiscal year-end. We may also opt to rely on additional home country practice exemptions in the future. As a result, to the extend we follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to United States Holders of the ADSs or ordinary shares.

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

In September 2023, Beijing Sentu acquired 51% equity interests of Wuhan Crossboarder.

On February 15, the Company announced a change in ADS to ordinary share ratio from each ADS representing two ordinary shares to each ADS representing six ordinary shares. Such ADS ratio change became effective on February 20, 2024.

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

Committees of the Board of Directors

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires that (i) a nominating and corporate governance committee be established that is composed entirely of independent directors, (ii) a compensation committee be established that is composed entirely of independent directors, and (iii) an annual meeting of shareholders be held no later than one year after the end of the issuer’s fiscal year-end. We may also opt to rely on additional home country practice exemptions in the future. However, we currently intend to comply with the rules of the Nasdaq in lieu of the following home country practice.

We have established three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, under Cayman Islands law, we are not required to:

●	establish a compensation committee consisting entirely of independent directors;

●	establish a nominating and corporate governance committee consisting entirely of independent directors; and

●	hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

We have followed and intend to continue to follow home country practice exemption with respect to the requirement of (i) having a nominating committee composed entirely of independent directors, (ii) having a compensation committee composed entirely of independent directors and (iii) holding an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to the ADSs — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” and “Item 3. Key Information — D. Risk Factors — Risks Related to the ADSs —As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance listing standards.”

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	The Amended and Restated Memorandum of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.4***	Description of Registrant’s Securities
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.3	English translation of the executed form of the Voting Rights Proxy Agreement granted by shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.4	English translation of the executed form of the Equity Pledge Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.5	English translation of the executed form of the Exclusive Business Cooperation Agreement between Beijing Sentu and Jianzhi Beijing (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.6	English translation of the executed form of the Exclusive Call Option Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.7	English translation of the executed form of the Exclusive Asset Option Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)

4.8	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.9	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.10†	Form Light Class Business Agency Settlement Cooperative Agreement Between Guangzhou 5G Information Technology Co., Ltd and Jianzhi Education Entity (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.11†	Form Cooperation Framework Agreement on the Virtual Commodities Between Telefen E-commerce (Shanghai) Co., Ltd. and Jianzhi Education Entity (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.12†	Form Operation Service Agreement on Broadcast Content of Audio-Visual Programs of [Selected Product Package of Fish Learning] With E-surfing Media Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.13†	English translation of Loan Agreement Between RongDe Holdings Limited and Hong Kong Sentu Education Technology Ltd (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.14†	English translation of Loan Agreement Between RongDe Holdings Limited and Jianzhi Education Group Company Limited, a subsidiary of the Company (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
8.1***	List of Significant Subsidiaries of the Registrant and the VIE of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of Friedman LLP (incorporated herein by reference to Exhibit 15.1 to Form 20-F filed with the SEC on September 28, 2023)
15.2***	Consent of Conyers Dill & Pearman
15.3***	Consent of DeHeng Law Offices
97.1***	Clawback Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith.

***	Previously filed as exhibits to the Company’s Form 20-F for the fiscal year ended December 31, 2023

†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they both are not material and would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jianzhi Education Technology Group Company Limited

	By:	/s/ Yong Hu
	Name:	Yong Hu
Date: August 23, 2024	Title:	Director and Chief Executive Officer

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
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Jianzhi Education Technology Group Company Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianzhi Education Technology Group Company Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, change in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of years in the two  year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

August 23, 2024

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

As of December 31, 2023, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary
Name	establishment	Directly	Indirectly	share capital	Principal activities
Jianzhi Education Group Company Limited	British Virgin Islands (“BVI”), limited liability company March 20, 2018	100%	—	USD1	Investment holding
Jianzhi Education Technology (HK) Company Limited (“Jianzhi HK”)	Hong Kong, limited liability company April 3, 2018	—	100% owned by Jianzhi Education (BVI)	HKD1	Investment holding
Jianzhi Inc.	USA, limited liability company November 2 2022	—	100% owned by Jianzhi Education (BVI)	USD1	Investment holding
HongKong Sentu Education Technology Ltd. (“Sentu HK”)	Hong Kong, November 14, 2016	—	100% owned by Jianzhi Education (HK)	HKD10,000,000	Provision of training service
Jianzhi Century Technology (Beijing) Co., Ltd.	PRC, April 17, 2018	—	100% owned by Jianzhi Education (HK)	HKD10,000,000	Provision of technical and management consultancy services
Beijing Sentu Lejiao Information Technology Co., Ltd (“Sentu Lejiao”)	PRC, June 13, 2016		100% owned by Jianzhi Beijing	RMB10,000,000	Provision of IT related solution service
Sentu Shuzhi Technology (Beijing) Co., Ltd (“Sentu Shuzhi”)	PRC, June 2, 2021		100% owned by Sentu Lejiao	—	Provision of IT related solution service
Beijing Sentu Education Technology Co., Ltd.(“Beijing Sentu”)	PRC, May 27, 2011		Contractual arrangements	RMB26,100,000	Provision of educational content and IT related solution services
Shanghai Ang’you Internet Technology Co., Ltd.	PRC, January 11, 2016	—	51.2% owned by Beijing Sentu	RMB10,500,000	Provision of mobile media services and educational content
Guangzhou Xingzhiqiao Information Technology Co., Ltd.	PRC, May 6, 2011		100% owned by Beijing Sentu	RMB1,000,000	Provision of mobile media services
Sentu Guoxin Education Technology (Beijing) Co., Ltd (“Sentu Guoxin”)	PRC, December 5, 2016		70% owned by Beijing Sentu	RMB2,000,000	Provision of technology, education consultancy (excluding agent services) services
Guangzhou Lianhe Education Technology Co., Ltd	PRC, September 28, 2016	—	100% owned by Guangzhou Xingzhiqiao	RMB300,000	Provision of mobile media services and educational content
Wuhan Crossboarder Information Co., Ltd.	PRC, December 2, 2022		51% owned by Sentu Guoxin	RMB nil	Provision of technology, education consultancy (excluding agent services) services

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

NOTE 11 — RELATED PARTY BALANCES AND TRANSACTION

Name	Relationship	December 31, 2022	December 31, 2023
		RMB	RMB
Due from related parties
Peixuan Wang (a)	Chairwomen of the Company	1,051,869	1,010,584
Beijing Dongxu Tongda Information Technology Co., Ltd.	Controlled by Jiniao Li	—	882,075
Others		—	279,905
Total amount due from related parties		1,051,869	2,172,565
Due to related parties
Rongde Holdings Co., Ltd. (“Rongde”) (c)	Shareholder of the Company	28,009,457	21,867,376
Xinyu Tongkezhiyong Enterprise Management Center (Xinyu Tongkezhiyong) (b)	Controlled by Qizhang Li	24,700,000	24,700,000
Beijing Sentu Cloud Creative Education Technology Co., Ltd.	Controlled by Huidong Niu		700,000
Others		—	238,248
Total amount due to related parties		52,711,457	47,505,624

(a)	During the year ended December 31, 2021, our chairwomen of board of directors, Peixuan Wang, paid off professional fees on behalf of the Company in the amount of RMB 2,485,486 and the Company repaid the payment in the same year. In addition, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries advanced RMB 2,473,750 to Peixuan Wang for payments of professional fees. During the year ended December 31, 2022, Peixuan Wang returned RMB 1,421,881 to the Company. As of December 31, 2022 and 2023, the Company had a balance of due from a related party of RMB 1,051,869 and RMB 1,010,584.

(b)	As of December 31, 2021 and December 31, 2022, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had balance due to Xinyu Tongkezhiyong Enterprise Management Center in the amount of RMB 24,700,000 and RMB 24,700,000, respectively, representing the outstanding payables to Xinyutong Kezhiyong Enterprise Management Center for the purchase of 51% equity interest of Xingzhiqiao on September 30, 2017 and 49% equity interest of Xingzhiqiao on August 31, 2018.

(c)	On May 18, 2021 and July 26, 2021, the Company’s subsidiary and Rongde entered into two loan agreements, pursuant to which the Company’s subsidiary borrowed an aggregation of RMB 47,168,356 from Rongde. The borrowings are interest free. The proceeds from borrowings are for the working capital needs in operations. During the year ended December 31, 2022, the Company and its wholly-owned subsidiaries repaid RMB 19,963,743 to Rongde, with remaining balance of RMB 28,009,457 extended to April 7, 2023. During the year ended December 31, 2023, the Company and its wholly-owned subsidiaries repaid RMB 25,300,980 to Rongde, with remaining balance of RMB 21,867,376 extended to April 7, 2024.

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

On June 25, 2024, the Company, through Beijing Sentu entered into an agreement with Xinyu Tongkezhiyong. Pursuant to the agreement, Xinyu Tongkezhiyong agreed to waive outstanding RMB 24.7 million due to Xinyu Tongkezhiyong.

On June 26, 2024, the Company, through Jianzhi HK and Sentu HK entered into an agreement with Rongde, Pursuant to the agreement, Rongde agreed to waive the outstanding balance of RMB 14.8 million due to Rongde.

The Company has performed an evaluation of subsequent events through August 23, 2024, which was the date of the consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements.

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