Form 20-F
period 2024-12-31
Jianzhi Education Technology Group Co Ltd
filed 2025-04-30
CIK 1852440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

15/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People’s Republic of China

(Address of principal executive offices)

Huichao Wang, Chief Financial Officer

Tel: +86 185 1318 9146

E-mail: wanghuichao@jiuye.net

15/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing six ordinary shares, par value US$0.0001 per share	JZ	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Ordinary shares, par value US$0.0001 per share *	N/A	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

169,110,000 ordinary shares outstanding, par value US$0.0001 per share, as of December 31, 2024.

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

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the noon buying rates on December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 25, 2025, the noon buying rate for Renminbi was RMB7.2864 to US$1.00. Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

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

On September 6, 2024, the NDRC and MOFCOM issued the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) (the “Negative List 2024”), which came into effect on November 1, 2024. According to Negative List 2024, PRC entities which engage in any field forbidden by the Negative List 2024 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ratio shall be in compliance with PRC laws.

As advised by DeHeng Law Offices, as the Overseas Listing Trial Measures and the Negative List 2024 were newly promulgated, and due to the lack of further clarifications or detailed rules and regulations, DeHeng Law Offices, our counsel as to PRC law, have further advised us that, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the PRC regulatory agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that PRC regulatory agencies, including the CSRC, would take the same view as they do. We cannot assure you that we and the VIEs can fully or timely comply with such laws. If it is determined that the approval of CSRC or other PRC government authorities is required for future offerings, or if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for future offerings, we may be unable to obtain a waiver of such approval requirements, and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining approvals from the CSRC or other PRC regulatory agencies for future offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt future offerings before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. For risks related to the oversight of the CAC and approval of the CSRC and other PRC government authorities, please refer to “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — It is unclear whether we and the VIEs will be subject to the oversight of the CAC and how such oversight may impact us. Our and the VIEs’ business could be interrupted or we and the VIEs could be subject to liabilities which may materially and adversely affect the results of our and the VIEs’ operation and the value of your investment” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC or other equivalent PRC government authorities may be required in connection with our future offerings under current PRC laws, regulations and rules. Any action by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors.”

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

Cash and Asset Flows through Our Organization

For the year ended December 31, 2018, Jianzhi Beijing, our WFOE, provided a loan of RMB36.1 million to Beijing Sentu, the VIE Entity. For the year ended December 31, 2019, Jianzhi Beijing, our WFOE, provided a loan of RMB24.4 million to Beijing Sentu, the VIE Entity (the “2019 Loan”). For the year ended December 31, 2020, Beijing Sentu, the VIE Entity, paid off the 2019 Loan and provided a loan of RMB13.7 million to Jianzhi Beijing, our WFOE. For the year ended December 31, 2021, Beijing Sentu, the VIE Entity, provided another loan of RMB52.4 million to Jianzhi Beijing, our WFOE. For the year ended December 31, 2022, Beijing Sentu, the VIE Entity, received repayments from Jianzhi Beijing, our WFOE, in the amount of RMB36.5 million. For the year ended December 31, 2023, Beijing Sentu, the VIE Entity, provided loans totaling RMB11.9 million to one of subsidiaries of Jianzhi Beijing, meanwhile Beijing Sentu received no repayments from Jianzhi Beijing. For the year ended December 31, 2024, Beijing Sentu, the VIE Entity, provided loans totaling RMB4.3 million (US$0.6 million) to one of subsidiaries of Jianzhi Beijing, meanwhile Beijing Sentu received no repayments from Jianzhi Beijing. Such loans were recorded under “net cash provided by (used in) financing activities” in the VIE Consolidation Schedule. See “Item 3. Key Information — VIE Consolidation Schedule.” In addition, Beijing Sentu, the VIE Entity, transferred the copyright ownership of educational video content to Jianzhi Beijing, our WFOE, in 2020, which had a total value of RMB22.2 million. From January 1, 2025 to date, Beijing Sentu received repayments from a subsidiary of Jianzhi Beijing in the amount of RMB6.4 million (US$0.9 million). The aforementioned assets transfers were for business operation purposes.

Dividends or Distributions Made to the Company

As of the date of this annual report, Jianzhi Beijing, our WFOE, hasn’t paid any dividends or made any distributions to the Company, and the Company and Beijing Sentu haven’t paid any dividends or made any distributions to their respective shareholders either.

According to the terms of Contractual Arrangements that our WFOE entered into with Beijing Sentu, the VIE Entity, and its shareholders, our WFOE has a right to charge the VIEs for services provided to them. These service fees shall be recognized as expenses of VIE and its subsidiaries, with a corresponding amount as revenue by our WFOE and then completely eliminate in consolidation level. For income tax purposes, our WFOE and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by VIEs and as revenue by our WFOE. The PRC’s statutory Enterprise Income Tax (“EIT”) rates is 25%. VIE Entity and certain its subsidiaries are qualified for preferential EIT rate of 20% or entitled to reduction of taxable income. However, the preferential tax policy is subject to qualification and temporary in nature. It may not be available in a future period when the service fees are really paid. As of the date of this annual report, Beijing Sentu, the VIE Entity, has not paid any service fees to our WFOE. Therefore, based on our assessment and best estimate, the possibility of significant income tax variance caused by such hypothetical scenario deems remote.

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

VIE Consolidation Schedule

The following table sets forth the summary consolidating balance sheets data as of December 31, 2023 and 2024 of (i) the parent company, Jianzhi Education Technology Group Company Limited, (ii) its subsidiaries, which include Jianzhi Education Group Company Limited, Jianzhi Education Technology (HK) Company Limited, Hong Kong Sentu Education Technology Ltd., and Jianzhi. Inc. (iii) WFOE and its subsidiaries, which include Jianzhi Century Technology (Beijing) Co., Ltd., Beijing Sentu Lejiao Information Technology Co., Ltd. and Sentu Shuzhi Technology (Beijing) Co., Ltd., and (iv) the VIE Entity, Beijing Sentu Education Technology Co., Ltd., and its subsidiaries including Shanghai Ang’you Internet Technology Co., Ltd., Guangzhou Xingzhiqiao Information Technology Co., Ltd., Guangzhou Lianhe Information Education Technology Co., Ltd. and Wuhan Crossboarder Information Co., Ltd., and the summary of the consolidating statement of operations and cash flows for the years ended December 31, 2023 and 2024. Our (including the VIEs’) consolidating financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our (including the VIEs’) consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2024
	Parent		Subsidiaries		WFOE and its subsidiaries		The VIEs		Eliminations		Consolidated Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Cash	—	—	1,408	193	9,941	1,361	1,113	152	—	—	12,462	1,760
Total current assets	1,038	143	7,184	984	50,642	6,937	13,913	1,905	—	—	72,777	9,969
Investment in subsidiaries and VIE’s	—	—	28,190	3,862	—	—	—		(28,190)	(3,862)	—	—
Total non-current assets	—	—	35,280	4,833	18,995	2,602	2,845	390	(28,190)	(3,862)	28,930	3,963
Amounts due from subsidiaries, the VIE and its subsidiaries	124,534	17,060	—	—	—	—	—	—	(124,534)	(17,060)	—	—
Total assets	125,572	17,203	42,464	5,817	69,637	9,539	16,758	2,295	(152,724)	(20,922)	101,707	13,932
Deficits in investment in subsidiaries and VIE’s subsidiaries	101,812	13,948	—	—	—	—	—	—	(101,812))	(13,948)	—	—
Amounts due to the parent company and its subsidiaries	—	—	2,929	401	121,605	16,659	—	—	(124,543)	(17,060)	—	—
Total current liabilities	175	24	—	—	46,679	6,395	24,192	3,314	—	—	71,046	9,733
Total non-current liabilities	—	—	—	—	388	53	300	41	—	—	688	94
Total liabilities	101,987	13,972	2,929	401	168,672	23,107	24,492	3,355	(226,346)	(31,008)	71,734	9,827
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	125,572	17,203	42,464	5,817	69,637	9,539	16,758	2,295	(152,724)	(20,922)	101,707	13,932

		For the Year Ended December 31, 2024
	Parent		Subsidiaries		WFOE and its subsidiaries		The VIEs		Eliminations		Consolidated Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total revenues	—	—	—	—	204,359	27,996	44,473	6,093	—	—	248,832	34,089
Cost of revenues	—	—	—	—	(179,965)	(24,656)	(22,026)	(3,018)	—	—	(201,991)	(27,674)
Total operating expenses	(41,063)	(5,625)	(951)	(130)	(13,484)	(1,847)	(11,724)	(1,606)	—	—	(67,221)	(9,208)
Share of loss of subsidiaries, VIEs and VIEs’ subsidiaries	7,549	1,034	—	—	—	—	—	—	(7,549)	(1,034)	—	—
Net (loss) income	(33,514)	(4,591)	(1,511)	(207)	11,145	1,527	(1,938)	(272)	(7,549)	(1,034)	(33,412)	(4,577)

	For the Year Ended December 31, 2024
	Parent		Subsidiaries		WFOE and its subsidiaries		The VIEs		Eliminations		Consolidated Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(5,180)	(710)	(3,126)	(428)	15,880	2,176	2,934	402	—	—	10,508	1,440
Net cash provided by (used in) investing activities	4,772	654	(2,970)	(407)	(14,001)	(1,918)	(4,520)	(619)	—	—	(16,719)	(2,290)
Net cash (used in) provided by financing activities	—	—	(7,219)	(989)	7,980	1,093	—	—	—	—	761	104

	As of December 31, 2023
	Parent	Subsidiaries	WFOE and its subsidiaries	The VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cash	324	14,658	496	2,698	—	18,176
Total current assets	1,328	14,702	88,761	17,558	—	122,349
Investment in subsidiaries and VIE’s	—	27,270	—	—	(27,270)	—
Total non-current assets	—	35,905	5,886	14,817	(227,270)	29,338
Amounts due from subsidiaries, the VIE and its subsidiaries	85,581	—	—	—	(85,851)	—
Total assets	86,909	50,607	94,647	32,375	(112,851)	151,687
Deficits in investment in subsidiaries and VIE’s subsidiaries	109,361	—	—	—	(109,361)	—
Amounts due to the parent company and its subsidiaries	—	3,225	81,128	1,228	(85,851)	—
Total current liabilities	1,053	21,579	108,214	31,749	—	162,595
Total non-current liabilities	—	—	2,903	3,407	—	6,310
Total liabilities	110,414	24,804	192,245	36,384	(194,942)	168,905
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	86,909	50,607	94,647	32,375	(112,851)	151,687

	For the Year Ended December 31, 2024
	Parent	Subsidiaries	WFOE and its subsidiaries	The VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	—	349,047	91,618	(128)	440,537
Cost of revenues	—	—	(340,837)	(83,637)	128	(424,346)
Total operating expenses	(63,473)	(44,756)	(197,702)	(93,024)	—	(398,955)
Share of loss of subsidiaries, VIEs and VIEs’ subsidiaries	(310,028)	—	—	—	310,028	—
Net loss	(373,501)	(45,986)	(189,413)	(83,941)	310,028	(382,813)

		Subsidiaries	WFOE and its subsidiaries	The VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash (used in) provided by operating activities	(8,682)	3,751	27,702	(7,611)	—	15,160
Net cash (used in) provided by investing activities	(21,898)	13,378	(28,118)	(18,528)	—	(55,166)
Net cash (used in) provided by financing activities	(7,798)	550	—	—	—	(7,248)

The following table represents the roll-forward of the investments/(deficits in investments) in our subsidiaries, the VIE Entity and the VIE Entity’s subsidiaries:

RMB
(in thousands)
As of December 31, 2023	(109,361)
Share of loss of subsidiaries, the VIE Entity and the VIE Entity’s subsidiaries	7,549
As of December 31, 2024	(101,812)

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

We and the VIEs face risks and uncertainties in realizing business objectives and executing strategies, including:

●	We and the VIEs face intense competition within each of the business segments, which may affect the business, financial condition and results of operations of us and the VIEs. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — We and the VIEs face intense competition within each of the business segments. If we and the VIEs are unable to compete effectively, we and the VIEs could face pricing pressure and loss of market share, the revenue and gross profit may be significantly reduced, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs;”

●	Our and the VIEs’ historical financial and operating results may not be indicative of the future performance and our and the VIEs’ financial and operating results may be difficult to forecast. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — Our and the VIEs’ historical financial and operating results may not be indicative of the future performance and our and the VIEs’ financial and operating results may be difficult to forecast;”

●	We and the VIEs have a history of net loss and we may not be able to achieve or subsequently maintain profitability. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — We have a history of net loss and we may not be able to achieve or subsequently maintain profitability;”

●	We and the VIEs are subject to risks in connection with customer base. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — If we and the VIEs are unable to retain existing customers and/or expand the customer base, we and the VIEs may not be able to maintain growth and our and the VIEs’ revenue may decline, which may materially and adversely affect our and the VIEs’ business, financial condition and results of operations;”

●	We and the VIEs are subject to risks associated with brand recognition and market reputation. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — The business of us and the VIEs is heavily dependent on the brand recognition and market reputation of us and the VIEs;”

●	We and the VIEs have recorded thin gross profit margins for some of the products. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — We and the VIEs have recorded thin gross profit margins for some of the products;”

●	Our and the VIEs’ business relies heavily on a limited number of promotion companies. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — Our and the VIEs’ business relies heavily on a limited number of promotion companies;”

●	We and the VIEs are subject to credit risk. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — We and the VIEs are subject to credit risk in collecting trade receivables due from our and the VIEs’ customers;”

●	We and the VIEs are subject to risks relating to the significant impairment charges against the intangible assets. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — Significant impairment charges against the intangible assets of us and the VIEs could materially impact our and the VIEs’ financial position and results of operations;”

●	We and the VIEs are subject to goodwill impairment risks. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — Goodwill impairment could negatively affect our and the VIEs’ results of operations;”

●	We and the VIEs may fail to manage growth effectively. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — Failure to manage our and the VIEs’ growth effectively could have an adverse effect on the business, financial condition and results of operations of us and the VIEs;”

●	The VIEs are subject to the risks in connection with educational content offerings. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Business and Industry of Us and the VIEs — If the VIEs are unable to timely improve or expand the VIEs’ educational content offerings in a cost-effective manner to make them appealing to existing and prospective customers, the business, financial condition and results of operations of us and the VIEs may be materially and adversely affected;”

●	Jianzhi Education is a Cayman Islands holding company operating in China through its subsidiaries and contractual arrangements with Beijing Sentu. Investors in the Securities thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the VIEs’ operations in China. See “Item 3. — D. Risk Factors — Risks Related to Corporate Structure — Jianzhi Education is a Cayman Islands holding company operating in China through its subsidiaries and contractual arrangements with Beijing Sentu. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the majority of our and the VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Beijing Sentu and, consequently, significantly affect the financial condition and results of operations of Jianzhi Education. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Beijing Sentu, which may materially and adversely affect our and the VIEs’ operations and the value of your investment;”

●	Our contractual arrangements with Beijing Sentu and its shareholders may not be as effective in providing operational control as direct ownership, and Beijing Sentu’s shareholders may fail to perform their obligations under the contractual arrangements. See “Item 3. — D. Risk Factors — Risks Related to Corporate Structure — We rely on contractual arrangements with Beijing Sentu and its shareholders for our and the VIEs’ operations in China, which may not be as effective in providing operational control as direct ownership, and Beijing Sentu’s shareholders may fail to perform their obligations under the contractual arrangements;”

●	Shareholders of Beijing Sentu may have conflicts of interest with us. See “Item 3. — D. Risk Factors — Risks Related to Corporate Structure — The shareholders of Rongde Times and Beijing Zhongsi and individual shareholders of Beijing Sentu may have conflicts of interest with us, which may materially and adversely affect our and the VIEs’ business;”

●	The PRC government has significant authority to exert influence on the China operations of an offshore holding company. See “Item 3. — D. Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the VIEs’ business, financial condition, and results of operations;”

●	There are uncertainties in the PRC legal system. Some rules and regulations in China might change quickly with little advance notice. The interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See “Item 3. — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the VIEs’ business operations, and severely damage our and the VIEs’ reputation, which would materially and adversely affect our and the VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless;”

●	We are subject to risks relating to approvals of PRC government authorities in connection with future offerings. See “Item 3. — D. Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC or other equivalent PRC government authorities may be required in connection with our future offerings under current PRC laws, regulations and rules. Any action by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors;” and

●	Our auditors is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis. Although we believe that the Holding Foreign Companies Accountable Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect or investigate our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ADSs are delisted by the exchange. The delisting or prohibition of trading of our ADSs, or the threat of our ADSs being delisted or prohibited from trading, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.”

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

During the years ended December 31, 2023 and 2024, IT related solution services accounted for a large part of the revenue from us and the VIEs. For the years ended December 31, 2023 and 2024, the revenue from the VIEs’ IT related solution services accounted for approximately, 83.7% and 88.0%, respectively, of total revenue from us and the VIEs. The relative expansion of IT related services revenue contribution stems from the scaling down of educational content service. See “Item 5. Operating and Financial Review and Prospects — Key Components of Results of Operations — Net Revenues” in this annual report for details. The financial condition and results of operations of us and the VIEs may fluctuate due to a number of other factors, many of which are beyond our and the VIEs’ control, including:

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

During years ended December 31, 2022, 2023 and 2024, we and the VIEs also enjoyed certain favorable regulatory treatment, particularly value-added tax refunds, VAT input tax surplus deduction and government subsidies. However, it is in the local government authorities’ sole discretion, subject to relevant PRC laws, regulations and policies, to decide whether and when to provide tax refunds and government subsidies to us. We and the VIEs cannot assure you that we and the VIEs will be able to receive tax refund or government subsidies of the same level or at all in the future.

We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.

We have incurred net loss of RMB196.6 million, RMB382.8 million and RMB33.4 million (US$1.04 million) in 2022, 2023 and 2024, respectively. The net losses incurred in 2022 and 2023 were primarily attributable to impairment charges on intangible assets. The loss in 2024 was mainly driven by share-based compensation expenses (ESOP), which increased administrative expenses by RMB36.4 million (US$5.0 million). We expect our costs and expenses to maintain stable or slightly increase in absolute amounts as we enhanced cost and expenses control in 2024, which may further increase in the future as we aim to continue to grow our business. Moreover, we intend to continue to invest substantially in the foreseeable future in improving our technologies, and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously in absolute amount. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to reduce the loss margin, our profitability may be adversely affected. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss with no assurance that we will eventually achieve our intended long-term benefits or profitability.

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

Certain profitable business also has less profitable components and our and the VIEs’ overall profitability can fluctuate due to product mix. The VIEs’ mobile video package business has recorded lower margins over the years ended December 31, 2023 and 2024. The VIEs incurred substantial amounts of promotion fees in connection with mobile video packages as the VIEs are new to the B2C online educational content services market and need to aggressively use third party promotion companies to attract users while we and the VIEs build the reputation of our and the VIEs’ products in this market. While the VIEs have started to take steps to try to control promotion costs for such business, including re-negotiating payment terms with promotion companies in 2019, promotional costs still remain at a relatively high level. The VIEs’ special limited content mobile video package offered for redemption by mobile users of China Telecom is low margin in nature due to substantial promotion costs involved. And since the year of 2022, Guangzhou Xingzhiqiao terminated business corporation with an authorized agent of a China’s leading telecommunication service provider. The VIEs’ Light Class mobile video package launched via a subscription account on WeChat in April 2019 also recorded relatively low gross profit margin as the VIEs incurred high promotion costs and amortized technical development costs incurred in connection with setting up the VIEs’ subscription account on WeChat for Light Class. The VIEs will try to lower costs in the future. However, we cannot assure you that the VIEs will be able to control promotion costs or otherwise raise the gross profit margin for this business in the future. If the VIEs fail to control the costs in connection with mobile video package products, the overall profit margin, financial condition or results of operation of us and the VIEs may be materially and adversely affected.

Our and the VIEs’ business relies heavily on a limited number of promotion companies.

The VIEs rely on a limited number of third-party promotion companies to help us identify and market many of our products to potential customers. In particular, as the VIEs are relatively new to the B2C market for online educational content services, the VIEs engaged promotion companies to promote for all of our B2C products, including the “Fish Learning” mobile video package, the special limited content mobile video package the VIEs offered for redemption by mobile users of a leading telecommunication provider and the Light Class mobile video package. The VIEs do not directly control such promotion companies. To the extent they are unsuccessful at promoting the VIEs’ products effectively or helping to secure additional customers, the business and results of operation of us and the VIEs could be materially and adversely affected.

In particular, the VIEs are reliant on a limited number of promotion companies for Fish Learning mobile video package placed on the platform of Tianyi Video, and costs of such promotional expenses account for an extremely large part of the VIEs’ sales. The VIEs engaged 2 promotion companies during the year ended December 31, 2023 and 1 promotion company for the year ended December 31, 2024, to provide promotion services for the VIEs’ education content. As of the date of this annual report, the VIEs expect contracts with the VIEs’ current promotion service suppliers will be renewed upon expiration. However, to the extent that these suppliers cease to provide promotion services for any reason and the VIEs are not able to find a suitable alternative promotion companies for such promotion services in a timely manner or at favorable rates, the sales and results of operations of us and the VIEs could be materially and adversely affected.

We and the VIEs are subject to credit risk in collecting trade receivables due from our and the VIEs’ customers.

The general credit terms we and the VIEs granted to customers for the three years ended December 31, 2024 ranged from 10 to 180 days for customers of our IT related solution services, and from 20 to 180 days for customers of the VIEs’ educational content service and other services. In 2022 and 2023, trade receivables decrease mainly due to the facts that we and the VIEs took intensified measure to collect the trade receivables. As a result, we have successfully collected the majority of trade receivables from our and the VIE’s major clients. As of December 31, 2024, our and the VIEs’ accounts receivable was RMB38.0 million (US$5.2 million), representing an increase of RMB33.1 million (US$4.5 million) from RMB4.9 million as of December 31, 2023. The increase was primarily because we and the VIEs generated RMB 28 million in IT services in the November 2024 which was within credit term as of December 31, 2024. The Company’s performance, liquidity and profitability could be materially adversely affected if significant amounts due to the Company, its wholly-owned subsidiaries and VIEs are not settled on time. The bankruptcy or deterioration of the credit condition of any of our and the VIEs’ major customers could also materially and adversely affect our and the VIEs’ business.

Significant impairment charges against the intangible assets of us and the VIEs could materially impact our and the VIEs’ financial position and results of operations.

Our and the VIEs’ intangible assets amounted to RMB1.3 million and RMB1.0 million (US$0.1 million), respectively, as of December 31, 2023 and 2024, which mainly comprised recognition of educational content, software and technologies, and customer relationships.

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

For the year ended December 31, 2022, Guangzhou Xingzhiqiao terminated business partnership with a major customer and we and the VIEs provided full impairment of RMB7.7 million against goodwill. For the years ended December 31, 2023 and 2024, respectively, we and the VIEs did not accrue any goodwill impairment. We and the VIEs perform the impairment test of goodwill annually, or more frequently if events or changes in circumstances indicate a potential impairment. It should be noted that the goodwill impairment tests involve our and the VIEs’ estimates and are based on certain assumptions on future performance of the relevant cash generating unit and other factors, such as terminal growth. Many of these factors are neither predictable nor within our and the VIEs’ control. If actual events in the future differ adversely from our and the VIEs’ assumptions resulting in the recoverable amount being lower than the carrying amount of the cash generating unit, we and the VIEs may need to set aside impairment provisions, which could adversely affect the financial condition and results of operations of us and the VIEs.

Failure to manage our and the VIEs’ growth effectively could have an adverse effect on the business, financial condition and results of operations of us and the VIEs.

The revenues from us and the VIEs were RMB505.7 million, RMB440.5 million and RMB248.8 million (US$34.1 million) in 2022, 2023 and 2024, respectively. Our and the VIEs’ growth places a significant strain on the management, operations, sales and marketing, as well as capital and other resources of us and the VIEs. To manage our and the VIEs’ growth, we and the VIEs need to continue to grow the customer base, expand the VIEs’ educational content, hire qualified and experienced staff, as well as strengthen our and the VIEs’ technological platforms and systems. If we and the VIEs fail to efficiently manage the rapid growth of business, our and the VIEs’ costs of operations may increase significantly and we and the VIEs may not be able to attract a sufficient number of customers and qualified personnel, respond to competitive challenges, or otherwise execute our and the VIEs’ business plans. In addition, we and the VIEs may, as part of carrying out growth strategies, adopt new initiatives to offer additional services and to implement new pricing models and strategies. Starting in late 2018, the VIEs have also offered mobile users of China Telecom the option to redeem their reward points with China Telecom for courses in a special limited content mobile video package containing courses related to artificial intelligence and big data. Starting from April 2019, the VIEs have also begun offering content directly to individual customers via the VIEs’ Light Class product accessible via a subscription account on WeChat. In the future, we expect to focus on providing the VIEs’ educational content via the platforms of Tianyi Video and other major telecommunications providers and the VIEs’ self-developed mobile application, which we believe will contribute a significant percentage of total revenue from us and the VIEs. However, we cannot assure you that any of our and the VIEs’ business initiatives will achieve the anticipated results. These proposed business plans may not be well received by our and the VIEs’ existing or prospective customers, which could damage our and the VIEs’ reputation and business prospects, or they may not achieve the desired financial results, which could have a material and adverse effect on the business, financial condition and results of operations of us and the VIEs.

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

Failure in the expansion of educational content service or in the exploration of other additional services could have an adverse effect on the business, financial condition and results of operations of us and the VIEs.

The VIEs started to offer educational content service in 2011 and aim to continue to expand the coverage of such service to cover wider variety of educational content. Expansions and upgrades to the VIEs’ existing educational products and courses may not be well received by our and the VIEs’ customers, and newly introduced educational content may not achieve success as expected. The VIEs also promoted the products and services through “Fish Learning” and “Light Class.” The development of new products, services and content may disrupt our and the VIEs’ ongoing business, disrupt our management’s attention and be costly and time-consuming. It would also require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our and the VIEs’ development and promotion efforts. Failure in the expansion of after-school tutoring products, in the exploration of additional educational services due to financial constraints, or in the attraction of qualified personnel or other reasons could have an adverse effect on the business, financial condition and results of operations of us and the VIEs.

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

In addition to word-of-mouth referrals, we and the VIEs also rely on our and the VIEs’ sales and marketing efforts to increase the customer base. Our and the VIEs’ selling and distribution expenses primarily include staff costs and marketing costs. We and the VIEs incurred sales and marketing expenses of RMB7.1 million, RMB7.6 million and RMB6.9 million (US$0.9 million)for the years ended December 31, 2022, 2023 and 2024, respectively. We expect our and the VIEs’ selling and distribution expenses to increase in the future as we and the VIEs further expand our and the VIEs’ operations.

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

The technology used internet and value-added telecommunications services in general, and online education services in particular, may evolve and change over time. We believe our and the VIEs’ technologies are important to our success and are critical to the implementation of our and the VIEs’ business model. In particular, implementation of technologies to improve teaching efficiency is an important part of the VIEs’ educational content services and is critical to attracting new customers to purchase and the VIEs’ services. As a digital educational content provider, we and the VIEs must anticipate and adapt to such technological changes and adopt new technologies in a timely manner. We and the VIEs also rely on our and the VIEs’ data and technology capabilities to build and maintain our and the VIEs’ platform and infrastructure. We cannot assure you that we and the VIEs can keep up with the fast pace of the technology industry, and continue to develop, innovate and utilize our and the VIEs’ proprietary capabilities. Our and the VIEs’ technologies may become insufficient, and we and the VIEs may have difficulties in following and adapting to technological changes in the online education industry in a timely and cost-effective manner. New solutions and technologies developed and introduced by competitors could render our and the VIEs’ technology obsolete. Developing and integrating new technologies into our and the VIEs’ existing technology framework could be expensive and time-consuming. We and the VIEs may not succeed in developing and incorporating new technologies at all. If we and the VIEs fail to continue to develop, innovate and utilize our and the VIEs’ technologies effectively and on a timely basis, the business, financial performance and prospects of us and the VIEs could be materially and adversely affected.

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

We have granted share-based awards, and expect to continue to grant share-based awards under our future equity incentive plan, which may result in increased share-based compensation expenses.

In 2024, we adopted the 2024 Equity Incentive Plan, or the 2024 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2024 Plan is 48,000,000. As of the date of this report, the number of underlying shares pursuant to the outstanding share awards granted under the 2024 Plan amounted to 48,000,000 ordinary shares. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—2024 Equity Incentive Plan.”

In 2024, we recorded RMB36.4 million (US$5.0 million) in share-based compensation expenses. We believe the grant of restricted shares and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant different types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We and the VIEs depend on the continued contributions of our senior management and other key employees, including, in particular, Mr. Yong Hu, our executive director. The loss of the services of any of our senior management or other key employees could harm our and the VIEs’ business. Competition for qualified talents in China is intense. If one or more of our senior management or other key employees are unable or unwilling to continue in their present positions, we and the VIEs may not be able to find replacements in a timely manner, or at all, and our and the VIEs’ business may be disrupted. Moreover, if any member of our senior management team or any of our and the VIEs’ other key personnel joins a competitor or forms or invests in a competing business, we and the VIEs may lose customer base and other key sales and marketing personnel to our and the VIEs’ competitors. Our future success is also dependent on our and the VIEs’ ability to attract a significant number of qualified employees and retain existing key employees. If we and the VIEs are unable to do so, our and the VIEs’ business and growth may be materially and adversely affected. Our and the VIEs’ need to significantly increase the number of our and the VIEs’ qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

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

A material weakness in our internal control over financial reporting was identified as of December 31, 2022, 2023 and 2024. According to the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel to formalize and implement key controls over the financial reporting process to prepare, review and report financial information based on the U.S. GAAP and SEC reporting requirements. The material weakness, if not remediated timely, may lead to material misstatements in the consolidated financial statements in the future.

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

During the years ended December 31, 2022, 2023 and 2024, the VIEs entered into promotion and distribution agreements with a third party agent to promote and sell certain of the VIEs’ educational content to higher education institutions and public libraries. There is no assurance that the VIEs are able to renew the distribution agreements with such third party agent on favorable terms or at all or such agent will continue to place orders with us. These events may occur if the VIEs fail to maintain good business relationship with the agent or it may switch to distribute similar products from our competitors, which are capable of providing them with more preferential terms. If such event occurs, the VIEs may incur more costs to identify and appoint replacement agent or sell the products by themselves, the financial condition and results of operations of us and the VIEs could be adversely affected.

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

For the year ended December 31, 2024, three customers accounted for 37%, 24% and 5% of the Company’s total revenue, respectively. For the year ended December 31, 2023, our and the VIEs’ four customers accounted for 21%, 16%, 12% and 11% of total revenue from us and the VIEs, respectively. For the year ended December 31, 2022, our and the VIEs’ top three customers accounted for 37%, 12% and 9% of total revenue from us and the VIEs, respectively. Although we and the VIEs plan to continue to expand our and the VIEs’ client base, launch more products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we and the VIEs will be able to succeed or that such client concentration will decrease. If we and the VIEs fail to retain our and the VIEs’ top clients, our and the VIEs’ overall income may decrease and the financial condition and results of operations of us and the VIEs may be materially and adversely affected.

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

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our and the VIEs’ employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. During the year ended December 31, 2022, we and the VIEs failed to make full contribution to the social insurance plans and housing provident fund for some of our and the VIEs’ employees based on their actual wages. In 2022, the aggregate amount of outstanding contributions which should have been made was RMB0.7 million. In 2023 and 2024, we and the VIEs paid up all previous outstanding contributions and made full contribution to the social insurance plans and housing provident fund. As of the date of this annual report, we and the VIEs have made full contribution to the social insurance plans and housing provident fund.

In respect of the social insurance, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. During the years ended December 31, 2022 and 2023 , the VIEs have received several written letters issued by local human resources and social security bureau confirming that no acts of violation in labor laws and regulations have been found and no administrative penalties have been imposed by relevant PRC governmental authorities. The VIEs have applied for such letter for the year ended December 31, 2024 and expect to receive it soon. The VIEs have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. In addition, we have obtained an undertaking from our controlling shareholder to indemnify us against any loss arising from our and the VIEs’ failure to make adequate contributions to the social insurance and housing provident fund. However, if are subject to late fees or fines in relation to the underpaid employee benefits, the financial condition and results of operations of us and the VIEs may be adversely affected.

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

We have designated individuals who are PRC nationals to be the shareholders of Rongde Times and Beijing Zhongsi and individual shareholders of Beijing Sentu. These individuals may have conflicts of interest with us. As of December 31, 2024, Beijing Sentu was owned by Rongde Times as to 54.79%, which is beneficially owned by Ms. Peixuan Wang and her spouse, by Beijing Zhongsi as to 22.99%, which is beneficially owned by Ms. Jingru Li and six other individuals, by Mr. Li Meiliang as to 19.16% and by Mr. Jinbiao Li as to 3.26%. Conflicts of interest may arise between the roles of Ms. Peixuan Wang, as director and/or senior management of our Company and as shareholders of Rongde Times, individual shareholders of Beijing Sentu as well as director and/or senior management of the VIEs.

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

The economy of the PRC experienced significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was an increase of 1.8% in December 2022, a decrease of 0.3% in December 2023 and an increase of 0.2% in December 2024. The PRC overall economy and the average wage in the PRC are expected to continue to grow. Future increases in the PRC’s inflation and material increases in the cost of labor may materially and adversely affect our and the VIEs’ profitability and results of operations unless we and the VIEs are able to pass on these costs to customers by increasing the price of services.

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

On September 6, 2024, the NDRC and MOFCOM issued the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) (the “Negative List 2024”), which came into effect on November 1, 2024. According to Negative List 2024, PRC entities which engage in any field forbidden by the Negative List 2024 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ration shall be in compliance with PRC laws.

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

As advised by DeHeng Law Offices, as the Overseas Listing Trial Measures and the Negative List 2024 were newly published, and due to the lack of further clarifications or detailed rules and regulations, DeHeng Law Offices, our counsel as to PRC law, have further advised us that, the approval of the CSRC or other equivalent PRC government authorities may be required in connection with our future offerings under current PRC laws, regulations and rules. And we cannot assure you that we and the VIEs can fully or timely comply with such laws. If it is determined that the approval of CSRC or other PRC government authorities is required for our future offerings, or if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offerings, we may be unable to obtain a waiver of such approval requirements, and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining approvals from the CSRC or other PRC regulatory agencies for future offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future offerings before the settlement and delivery of the ADSs that we may offer. Any failure of fully complying with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we may offer, you would be doing so at the risk that the settlement and delivery may not occur.

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

Wuhan Crossboarder is subject to the PRC EIT at a preferential tax as Small and Micro-sized Enterprises (“SMEs”).

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

Heightened tension in international trade and rising international political tensions, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

In recent years there have been heightened tensions in international relations, particularly between the United States and China. The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These tensions have affected both diplomatic and economic ties between the two countries. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment to implement the executive order of August 9, 2023. The final rule became effective on January 2, 2025. The final rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as Covered Foreign Persons. U.S. persons subject to the final rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as Covered Transactions. We do not believe we are a Covered Foreign Person as defined under the final rule. If we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading price of our shares and/or the ADSs may be materially and adversely affected. In addition, the U.S. has imposed or proposed the imposition of new tariffs on products imported into the U.S. from a number of countries, such as China and Canada and could propose additional tariffs or increases to those already in place. Escalating U.S.-China tariff tensions have triggered a chain reaction of economic and political repercussions, potentially worsening bilateral relations. U.S. legislative and policy initiatives may impose stricter measures on China-based companies listed on U.S. exchanges.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or, in particular, if the U.S. government takes further retaliatory trade actions due to the recent U.S.-China trade tension, such changes could adversely affect our business, financial condition, and results of operations. Heightened tensions could also reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

A non-U.S. corporation, such as our Company, will be classified as a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Based on the historical value of our and the VIEs’ assets and composition of our and the VIEs’ income, and our historical market capitalization, we believe we were not a PFIC for the taxable year ending December 31, 2024.

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

In September 2023, Beijing Sentu acquired 51% equity interests of Wuhan Crossboarder.

On February 15, 2024, the Company announced a change in ADS to ordinary share ratio from each ADS representing two ordinary shares to each ADS representing six ordinary shares. Such ADS ratio change became effective on February 20, 2024.

See “Item 3. Key Information –– C. Organizational Structure” for our latest corporate structure.

Our principal executive office is located at 15/F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, 100086, the People’s Republic of China. Our registered office in the Cayman Islands is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

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

Leveraging our and the VIEs’ strong capabilities in developing proprietary professional development training content and IT related solutions and success in consolidating educational content and software resources within the industry, we and the VIEs have successfully built up a comprehensive, multi-dimensional digital educational content database and are able to provide customized technological support for educational institutions and other institutional customers. As of December 31, 2024, our and the VIEs’ educational content library consisted of over 42,114 online videos and video courses totaling approximately 11,324 hours, of which more than 87.0% were self-developed. Our and the VIEs’ educational content database offers a wide range of professional development products, including employability skills and entrepreneurship guidance courses, professional skills training courses, skill improvement courses and professional certification quiz banks. We and the VIEs embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through our and the VIE’s omni-channel sales system. As of December 31, 2024, we and the VIEs boasted a highly skilled team of 22 professionals dedicated to content and software development and held 172 copyrighted software products that are instrumental in delivering top-notch design and development services for customized IT systems to our institutional customers.

The VIEs offer educational content products and services under two primary business models:

●	B2B2C Model

●	The VIEs sell subscriptions to proprietary online learning platforms, such as Sentu Academy, to higher education institutions and other academic institutions. These subscriptions allow institutions to grant their students access to the VIEs’ digital educational content database through their respective local campus networks free of charge. As of December 31, 2024, the VIEs offered online learning platform services to approximately 2,000 higher education institutions in China.

●	The VIEs also license to institutional customers, primarily public libraries and video websites, specific content from Sentu Academy chosen by them. These customers pay one-time licensing fees to access content without owning the copyrights, including downloading and storing such content locally. As of December 31, 2024, the VIEs provided services to 30 libraries.

●	B2C Model

●	The VIEs select employability skills and workplace etiquette related content from the educational content database of Sentu Academy, totaling 105.0 hours as of December 31, 2024, and package them as the “Fish Learning” education database. The VIEs cooperate with Tianyi Video, a subsidiary of China Telecommunications Corporation, or China Telecom, and make the Fish Learning database available to individual customers through Tianyi Video’s platform.

●	The VIEs cooperate with of Telefen, a subsidiary of China Telecom, and provide a special mobile video package to China Telecom’s mobile users. The special mobile video package comprises 6 products related to artificial intelligence and big data, in total of approximately 22.5 hours as of December 31, 2024. China Telecom’s mobile users can redeem their reward points for permanent access to the video courses contained in the package.

●	The VIEs compiled video content on entrepreneurship, workplace and IT training from Sentu Academy’s education content database into three Light Class products. The VIEs cooperate with China United Network Communications Group Company Limited, or China Unicom, to offer such Light Class products to their mobile users.

●	The VIEs also offer the Light Class products through WeChat. As of December 31, 2024, we have launched 10 products through WeChat, such as Light Class selected courses monthly subscriptions, Light Class workplace VIP monthly subscriptions and Light Class quarterly subscriptions.

B2B2C
B2C
Higher Education Institutions
Libraries
Other Institutions
森途学院
Sentu Academy
Online Learning Platform
Industry Reports
Case Studies
Quiz Banks... ...
>42,000
Online Videos(1)
~11,300 Hours
Video Courses(1)
Fish Learning
Video Packages
Light Class
Tianyi Video
Telecom Provider
China Unicom
WeChat Subscription
Students and Users

(1) As of December 31, 2024

We are also fully committed to the digitalization and informatization of the education sector in China. Since 2015, we have developed a number of software applications to provide software or customized intelligent solutions tailored to meet the specific needs of educational institutions and other institutional customers. Our major IT solution services included providing (i) design and development of customized IT system service, (ii) procurement and assembling of equipment, and (iii) technological support and maintenance service. We and the VIEs maintain a strong and efficient team for research and development of educational content and software. As of December 31, 2024, our and the VIEs’ R&D team included 22 employees, and we and the VIEs owned 172 proprietary software copyrights. The software used in providing design and development of customized IT systems mainly include: Sentu Desktop Virtualization Software and Sentu Online Learning Software. For the years ended December 31, 2022, 2023 and 2024, revenue derived from IT related solution services accounted for 59.4%, 83.7% and 88.0%, respectively, of our and the VIEs’ total revenue.

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

The revenue from us and the VIEs was RMB505.7 million for the year ended December 31, 2022. The revenue from us and the VIEs decreased to RMB440.5 million for the year ended December 31, 2023. The revenue from us and the VIEs decreased to RMB248.8 million (US$34.1 million) for the year ended December 31, 2024. We recorded net loss of RMB RMB196.6 million, 382.8 million and RMB33.8 million (US$4.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Services Provided by Us and the VIEs

Educational Content Services and Other Services

Educational Content Services

Since being established, leveraging the strong capability to develop independent proprietary education and training courses and the ability to integrate educational content resources in the industry, the VIEs have integrated a comprehensive and multi-dimensional digital educational content database. As of December 31, 2024, the VIEs’ educational content database contained over 42,114 online videos and video courses, totaling approximately 11,324 hours, of which more than 87.0% of the videos were independently developed by us. We and the VIEs incurred impairment of RMB197.5 million (US$27.8 million) against purchased educational contents in 2023. In addition, the VIEs also select and obtain authorized content from premium third-party educational content providers. The VIEs’ educational content database covers employment, entrepreneurship guidance courses, professional skills enhancement courses, quality improvement courses, and quiz bank for professional certification exams. The VIEs’ online learning platforms include Sentu Academy, Entrepreneurship Education Service Platform, Sentu Innovation and Entrepreneurship Competition Service Platform, among which Sentu Academy is our flagship online learning platform, covering all of the VIEs’ educational content.

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

Sentu Academy is the VIEs’ flagship online learning platform. During the years ended December 31, 2022, 2023 and 2024, subscription and licensing fees for Sentu Academy accounted for approximately 100.0%, 100.0% and 94.9%, respectively, of the total revenue from online learning platform products, and accounted for approximately 25.6%, 86.5% and 94.9%, respectively, of the VIEs’ total revenue from educational content services.

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

Entrepreneurship video course library: The VIEs’ library on entrepreneurship courses brings together a number of entrepreneur lecturers and offers over 2,271 online video courses.

Workplace training course library: The VIEs offer approximately 2,938 mini videos which integrate a variety of workplace scenarios and case studies, helping users acquire relevant professional skills.

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

As of December 31, 2024, the VIEs had provided online learning platform subscription services to approximately 2,000 universities and colleges. Registered individual users of such institutional customers can then access the resources directly from the VIEs’ online platform. As of December 31, 2023 and 2024, the VIEs had 751 and 771 paying subscribers, respectively, to the VIEs’ online learning platforms. Subscription terms normally range from one to two years. Subscription fees are generally payable annually and payable in advance and are recognized over the contract term on a straight line basis. The VIEs regularly update content for subscribing customers throughout the year and make material updates every few years.

Educational Content Licensing

The VIEs also license select content in Sentu Academy to institutional customers according to their needs and preferences. Licensing, different from subscriptions to learning platforms, allows customers to store the licensed educational content to their system and allow their students/users to access such educational content directly through their own systems. Customers generally pay a one-time licensing fee to receive such products and the VIEs are not responsible for updating licensed materials. Customers may subsequently choose to purchase updated licensed content at additional cost. As of December 31, 2024, the VIEs have provided services to 30 libraries in the aggregate.

B2C Model

The VIEs also offer educational content services to end users directly via “Fish Learning,” reward point redeem and “Light Class.” Based on different needs of customers, the VIEs embed required educational content in “Fish Learning” and “Light Class” platforms for direct purchase by end users.

Under B2C model, (i) the VIEs have selected some content relating to employment and career development from Sentu Academy educational content database to establish “Fish Learning” database, and the VIEs cooperate with Tianyi Video, a subsidiary of China Telecom, and upload “Fish Learning” database on the platform of Tianyi Video as a content provider. As of December 31, 2024, “Fish Learning” selected mobile video package contains over 11,46 videos relating to employment, totaling 105.0 hours. From October 2017 through December 31, 2024, the VIEs received a total of approximately 31.4 million monthly subscription purchases of the VIEs’ “Fish Learning” mobile video package via Tianyi Video. The average fee the VIEs received for every monthly subscription purchase remained stable at RMB9.2 during the years ended December 31, 2023 and 2024, respectively. (ii) the VIEs have selected some video content relating to artificial intelligence and big data from Sentu Academy educational content database, and formed 6 products totaling approximately 22.5 hours including reward points redemption product under cooperation with China Telecom. As of December 31, 2024, the VIEs’ courses were redeemed approximately 15.9 million times. The VIEs contracted with China Telecom’s subsidiary for this arrangement, pursuant to which the VIEs are entitled to receive approximately RMB1.0 from China Telecom for every 100 reward points a customer of China Telecom redeems for the VIEs’ video content, which was terminated in 2023. (iii) the VIEs cooperate with China Unicom and its subsidiary platforms, and offer the content of Light Class resources database as a content provider. As of December 31, 2024, WeChat users can choose to purchase 10 products such as Light Learning Monthly Premium Subscription, Light Career Annual VIP Subscription and Light Class Membership Annual Subscription. and (iv) the VIEs also conduct sales of Light Class through the VIEs’ WeChat Official Account. The VIEs have launched 10 products, such as Light Class selected course monthly subscriptions, Light Class workplace VIP monthly subscriptions and Light Class quarterly subscriptions.

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

During the three years ended December 31, 2024, we also leveraged the expertise and know-how to provide IT related solutions to other institutional customers, such as government institutions and major state-owned enterprises, primarily including technology development companies, to establish comprehensive intelligent management and service platforms and improve their intranet. Revenue from such other institutional customers has grown to become an increasingly significant portion of our revenue. For the years ended December 31, 2022, 2023 and 2024, revenue from the provision of such solutions reached RMB300.8 million, RMB368.8 million and RMB218.76 million (US$30.40 million), respectively representing 59.5%, 83.7% and 88.0%, respectively of our and the VIEs’ total revenue for those periods.

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

As of December 31, 2024, we and the VIEs had a content and software development team of 22 professionals, and 172 copyrights of software used in providing design and development of customized IT system service to our customers. Such software products mainly include:

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

Educational Content and Content Development

One of our and the VIEs’ key competitive strengths is the huge, diversified database of educational content the VIEs have developed and collected since the VIEs’ operation. This database includes video courses, industry reports and case studies, among other materials, primarily focusing on employment, entrepreneurship and IT related skills. Such educational content encompasses a variety of tools including self-evaluation, skill improvement, and job and industry recommendations for college students, which cater to the needs of the VIEs’ target customers. In total, as of December 31, 2024, the VIEs had over 42,114 videos relating to employment and entrepreneurship as well as IT related training and other subjects, totaling approximately 11,324 hours. The VIEs’ self-developed content forms an important part of the VIEs’ content database. As of December 31, 2024, of the over 42,114 online videos of the VIEs’ educational content database, over 32,700 of such videos with a total running time of approximately 10,000 hours were developed specifically for sale by us. We did not provide impairment against purchased educational contents for the year ended December 31, 2024. The VIEs also license content developed by third party content providers. For example, the VIEs collaborate with youmi.com, a content provider of online courses on employment and entrepreneurship. The VIEs are authorized to put certain videos developed by such providers on the VIEs’ platforms to enrich and supplement the VIEs’ own online resources. The VIEs own the copyright for all the VIEs’ self-developed educational content, including the content the VIEs commission third party producers to produce. The VIEs do not own copyright for content the VIEs licensed from third party content providers. This database of educational materials serves as the cornerstone of the VIEs’ educational content services business, including both the VIEs’ B2B2C online learning platforms and B2C mobile video package businesses, and the scope, attractiveness and quality of these materials are key to driving these businesses.

Development of Educational Content

We believe the process of continuing to build up, update and upgrade the VIEs’ educational content database is crucial to remaining competitive and growing the VIEs’ business and our strong in-house educational content development capabilities are critical to maintaining the quality of the VIEs’ educational content services. As of December 31, 2024, we and the VIEs maintained an experienced team, consisting of 22 professionals specialized in educational content and software development. These educational content development professionals regularly organize and update educational content of the VIEs’ products.

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

Sales and Marketing

We believe that the VIEs’ extensive educational content and our distinguished IT related solution services lead to strong word-of-mouth promotion, which drives our brand awareness and rapid organic growth and enables us to market in a cost-effective manner. We and the VIEs have built a well-trained professional sales and marketing team. As of December 31, 2024, we and the VIEs had 8 sales and marketing service personnel based in our and the VIEs’ major regional markets, including Beijing, Hebei, Jiangsu, Guangdong, Anhui and certain places in Northeast China. We believe that our and the VIEs’ customer base has grown primarily through word-of-mouth referrals by virtue of the quality and popularity of the VIEs’ educational content and IT related solutions. Our and the VIEs’ sales and marketing team explores new sales opportunities through sales visits to potential customers and every April in celebration of the World Book Day with the aim of encouraging students to read more books, during which we and the VIEs invite industry experts and entrepreneurs to deliver training lectures on various topics, and also provide gifts and live demonstration of our and the VIEs’ products to promote our and the VIEs’ business and the “Sentu Cup” College Student Entrepreneurship Competition, which is a competition hosted by us based on the database of the VIE’s online learning platforms, allowing student users to participate by answering entrepreneurship-related questions and submitting business plans. We and the VIEs also invite potential customers to try the VIE’s online learning platforms for free to promote the VIE’s educational content. In order to incentivize our and the VIEs’ service personnel, we and the VIEs provide them with merit-based commissions based on their sales performance, measured by a wide range of internal key performance indicators (KPIs) for our and the VIEs’ sales and marketing staff including guaranteed minimum task amount, sales task amount, and the ability to control cost and some non-financial indicators, such as the scale of marketing activities, the good feedbacks of customers, the number of new customers, the frequency of work reporting, and the number of customers that have been visited. Our and the VIEs’ sales and marketing staff’s salary consists of base salary, annual performance salary, and annual performance bonus. We and the VIEs set our and the VIEs’ sales and marketing staff’s annual performance salary with reference to the guaranteed minimum task completion rate and are entitled to cease employment or downgrade base salary if the guaranteed minimum task completion rate is far below average. We and the VIEs also offer annual performance bonus based on the completion of the aforementioned KPIs. For our and the VIEs’ mobile media services, we and the VIEs maintain the cooperative relationships with China Unicom’s Guangdong subsidiary and Guangzhou 5G Information Technology Co., Ltd., or Guangzhou 5G, primarily through our and the VIEs’ proprietary technologies and comprehensive customer services.

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

Intellectual Property

We and the VIEs rely on a combination of patents, copyrights, trademarks and trade secret laws and restrictions on disclosure to protect our and the VIEs’ intellectual property rights. We and the VIEs own copyrights to the educational content and software we and the VIEs developed in-house. We and the VIEs also own copyrights to the educational content we and the VIEs commission third parties to develop for us. For the educational content that third parties have authorized us to put on the VIEs’ platforms, we and the VIEs do not own the copyrights. As of December 31, 2024, we and the VIEs had 33 registered trademarks in the PRC, 172 registered software copyrights with the PRC State Copyright Bureau, and 60 registered domain names.

Despite our and the VIEs’ efforts to protect ourselves from infringement or misappropriation of our and the VIEs’ intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our and the VIEs’ intellectual property. In the event of a successful claim of infringement and our and the VIEs’ failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our and the VIEs’ business could be harmed. See “Item 3. Key Information — D. Risk Factors — Risks Related to The Business and Industry of us and the VIEs — We and the VIEs may from time to time be subject to infringement claims relating to intellectual properties of third parties” and “Item 3. Key Information — D. Risk Factors — If we and the VIEs fail to protect our and the VIEs’ intellectual property rights, our and the VIEs’ brand and business may suffer” in this document for details. During the three years ended December 31, 2024, we and the VIEs were not a party to any material disputes relating to intellectual property infringement or misappropriation.

Employees

We and the VIEs had 59 and 46 full-time employees as of December 31, 2023 and 2024, respectively. As of December 31, 2024, most of our and the VIEs’ employees were in Beijing, Shanghai and Wuhan, China.

The following table sets forth a breakdown of our and the VIEs’ employees by function as of December 31, 2024:

Function	Number of Employees	Percentage
Management	7	15%
Sales and marketing	8	17%
Operation and production	1	2%
Administrative	4	9%
Finance staff	4	9%
Technology, products, research and development	22	48%
Total	46	100%

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

We believe that we and the VIEs maintain a good working relationship with our and the VIEs’ employees, and we and the VIEs have not experienced any material labor disputes in the past. None of our and the VIEs’ employees are represented by labor unions. We and the VIEs did not experience strikes or significant labor disputes which have had or are likely to have a material and adverse effect on our and the VIEs’ business operation during the three years ended December 31, 2024.

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

Properties and Facilities

Our principal regional executive offices are located in Beijing, China, and we and the VIEs have also leased offices and studios in a number of other cities in China. Information on our and the VIEs’ leased properties as of December 31, 2024 is summarized below.

Location	Space (in square meters)	Lease Term (years)
Beijing	461	2.17
Wuhan	318.0	3
Shanghai	352.5	1
Guangzhou	16.0	1
Total	1147.5

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

Licenses and Approvals

The following table sets forth licenses and approvals that our WFOE and the VIEs have obtained for our and the VIEs’ operations in China as of the date of this annual report.

Name	Type	Licenses and Approvals	PRC Regulatory Authority	Date of Issuance	Date of Expiration
Jianzhi Century Technology (Beijing) Co., Ltd.	WFOE	Permit for Publications	Haidian District Bureau of Press and Publication of Beijing Municipality	March 30, 2022	April 30, 2028

Beijing Sentu Technology Co., Ltd.	VIE Entity	Permit for Publications	Haidian District Bureau of Press and Publication of Beijing Municipality	March 30, 2022	April 30, 2028

		Value-added Telecommunications Business Operating License (within the business scope of Internet content provider, the “ICP License”)	Beijing Communications Administration	June 8, 2021	June 8,2026

		Permit to Produce and Distribute Radio or Television Programmes	Beijing Municipal Radio and Television Bureau	November 1, 2024	November 1, 2026

Guangzhou Xingzhiqiao Information Technology Co., Ltd.	VIE Entity’s Principal Subsidiary	Value-added Telecommunications Business Operating License (within the business scope of information services other than Internet content provider, (the “SP License”)	Guangdong Communications Administration	April 11, 2022	April 11, 2027

Shanghai Ang’you Internet Technology Co., Ltd.	VIE Entity’s Principal Subsidiary	Permit to Produce and Distribute Radio or Television Programmes	Shanghai Municipal Administration of Radio and Television	March 6, 2023	March 31, 2025*

		SP License	Ministry of Industry and Information Technology of the People’s Republic of China	July 7, 2023	July 7, 2028

		ICP License	Shanghai Communications Administration	February 25, 2023	May 9, 2028

Note:

*:	The renewal of the license is underway.

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

Investment activities in the PRC by foreign investors were principally governed by the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce (the “MOFCOM”) and the NDRC. Industries listed in the Catalogue were divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue were generally deemed as constituting a fourth “permitted” category. The Catalogue was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the Catalogue of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On September 6, 2024, the NDRC and MOFCOM issued the latest Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) (the “Negative List 2024”), which came into effect on November 1, 2024. The Negative List 2024 sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the Negative List 2024 is treated equally with domestic investment and the relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis. Moreover, according to Negative List 2024, PRC entities which engage in any field forbidden by the Negative List 2024 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ration shall be in compliance with PRC laws.

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

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises (the “FITE Regulation”) promulgated by the PRC State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022, respectively, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce business) which may be 100% owned by foreign investors. The Negative List 2024 also imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for operating e-commerce business, domestic multi-communication, storage and forwarding class and call center.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 1999, 2004, 2005, 2013, 2018 and 2023, and the Foreign Investment Law, which came into effect on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Ability to Control Cost of Revenues and Operating Expenses

The profitability of us and the VIEs also depends, in part, on our and the VIEs’ ability to control cost of revenues and operating expenses. For the years ended December 31, 2022, 2023 and 2024, our and the VIEs’ cost of revenues represented approximately 101.0%, 96.3% and 81.2% of our and the VIEs’ total revenue, respectively. Our and the VIEs’ costs of revenues consist primarily of inventory cost, staff costs, video content costs, depreciation expenses and other direct costs of providing these services or goods.

The operating expenses of us and the VIEs primarily consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of long term assets. For the years ended December 31, 2022, 2023 and 2024, the total amount of operating expenses, as a percentage of our and the VIEs’ total revenue was approximately 39.9%, 90.6% and 33.5%, respectively. The dramatic increase in operating expense in 2023 was because we provided impairment on obsolete educational contents, licensed copyrights and long-term prepayments for educational contents. We cannot guarantee that our and the VIEs’ operating expenses will not increase as we and the VIEs expand our and the VIEs’ business operations and we become a public company.

Product and Service Mix

Our and the VIEs’ results of operations, particularly our and the VIEs’ gross and net profit margins, are affected by our and the VIEs’ product and service mix. We and the VIEs have two operating segments: educational content service and other services and IT related solution services. Each operating segment has its own revenue models and cost bases and, as a result, our and the VIEs’ gross and net profit margins for each operating segment and for major products and services within such segments are different. In 2022, 2023 and 2024, our and the VIEs’ revenue contribution percentages from the two operating segments varied significantly year over year.

For the years ended December 31, 2022, 2023 and 2024, revenue derived from educational content service and other services accounted for 40.6%, 16.3% and 12.0%, respectively, of our and the VIEs’ total revenue, and revenue derived from IT related solution services accounted for 59.4%, 83.7% and 88.0%, respectively, of our and the VIEs’ total revenue.

We expect that changes in our and the VIEs’ product and service mix may continue to affect revenue contribution percentages from our and the VIEs’ operating segments as well as our and the VIEs’ gross and net profit margins.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Net Revenues

We and the VIEs derived revenue primarily from (i) provision of educational content service and other services; and (ii) provision of IT related solution services. For the years ended December 31, 2022, 2023 and 2024, our and the VIEs’ revenue was RMB505.7 million, RMB440.5 million and RMB248.8 million (US$34.1 million), respectively. The following table sets forth a breakdown of our and the VIEs’ revenue by business segments for the years indicated.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Educational content service and other services
– Educational content service
–B2B2C	51,482	28,615	31,587	4,327
–B2C	149,692	4,453	1,693	232
– Other services	3,741	38,670	6,449	884
Subtotal	204,915	71,738	39,729	5,443
IT related solution services
– Design and development of customized IT system	71,438	243,330	20,308	2,782
– Procurement and assembling of equipment	228,366	125,413	186,261	25,518
– Technological support and maintenance	1,005	56	2,533	347
Subtotal	300,809	368,799	209,102	28,647
Total revenues	505,724	440,537	248,831	34,090

The following table sets forth a breakdown of our and the VIEs’ revenue by service type for the years indicated.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Revenue from educational content service and other services
– Subscription revenue	59,217	16,385	15,156	2,076
– Licensing revenue	141,597	16,683	18,124	2,483
– Other services revenue	3,741	38,670	6,449	884
Subtotal	204,915	71,738	39,729	5,443
Revenue from IT related solution services	300,809	368,799	209,102	28,647
Total	505,724	440,537	248,831	34,090

Educational content service and other services. For the years ended December 31, 2022, 2023 and 2024, the VIEs delivered a diverse, comprehensive range of educational content primarily through (i) selling subscriptions of the VIEs’ online learning platforms, in particular Sentu Academy, to higher education institutions and other institutional customers under a B2B2C model; (ii) licensing select content in Sentu Academy to institutional customers based on their needs and preferences under a B2B2C model; (iii) offering educational content in mobile video packages directly to end users under a B2C model, including (a) offering the VIEs’ Fish Learning mobile video package via the platform of Tianyi Video; (b) offering courses in a mobile video package to be redeemed by mobile users of China Telecom using their reward points, which was terminated in 2023; and (c) offering the VIEs’ new mobile video package, Light Class, via a subscription account on WeChat and through cooperation with China Unicom’s subsidiaries. In addition, for the same periods, the VIEs also derived revenue from other services primarily from (i) promotion service on the Fish Learning platform; (ii) provision of mobile application content data business system services; and (iii) provision of technical support services for a mobile paid-content platform of China Unicom mainly accessible from a subscription account on WeChat.

IT related solution services. For the years ended December 31, 2022, 2023 and 2024, WFOE and its subsidiaries and VIEs derived revenue from IT related solution services through providing (i) design and development of customized IT system service, (ii) procurement and assembling of equipment, and (iii) technological support and maintenance service. And our competitive services focus on providing educational institutions and other institutional customers with customized teaching and learning solutions as well as comprehensive intelligent management and service platforms.

Cost of Revenues

Costs of revenues consist primarily of inventory cost, staff costs, video content costs, depreciation expenses and other direct costs of providing these services or goods. These costs are recorded in the consolidated statements of income and comprehensive income as incurred. Our and the VIEs’ cost of revenues was RMB511.3 million, RMB424.3 million and RMB 202.0 million(US$27.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Educational content service and other services	233,129	100,812	7,582	1,039
IT related solution services	278,136	323,534	194,409	26,634
Total	511,265	424,346	201,991	27,673

Operating Expenses

Our and the VIEs’ operating expenses consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our and the VIEs’ operating expenses by amounts and percentages of our and the VIEs’ net revenues for the years presented:

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
– Sales and marketing expenses	7,088	1.4	7,590	1.7	6,873	942	2.8
– General and administrative expenses	53,216	10.5	22,187	5.0	54,574	7,477	21.9
– Research and development expenses	15,569	3.1	11,761	2.7	5,775	791	2.3
– Impairment of goodwill	7,712	1.5	-	0.0	-	-	0.0
– Impairment of other non-current assets	118,322	23.4	357,416	81.2	-	-	0.0
Total	201,907	39.9	398,954	90.6	83,464	11,436	33.5

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

China

Effective from January 1, 2008, the PRC’s statutory, EIT rate is 25%. In accordance with the implementation rules of EIT Law, a qualified HNTE is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and a SE is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years, and SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2023 and 2024, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 25% reduction of taxable income between RMB1,000,000 and RMB3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022.

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

Year ended December 31, 2024 compared to year ended December 31, 2023

	For the Years Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for share, per share data and percentages)
Net revenues	440,537	100.0	248,831	34,090	100.0
Cost of revenues	(424,346)	(96.3)	(201,991)	(27,673)	(81.2)
Gross (loss) profit	16,191	3.7	46,840	6,417	18.8

Operating expenses:
Sales and marketing expenses	7,590	1.7	6,873	942	2.8
General and administrative expenses	22,187	5.0	70,886	9,712	28.5
Research and development expenses	11,761	2.7	5,775	791	2.3
Impairment of other non-current assets	357,416	81.2	-	-	0.0
Total operating expenses	398,954	90.6	83,464	11,436	33.5
Loss from operations	(382,763)	(86.9)	(36,624)	(5,019)	(14.7)

Other income:
Total other income, net	161	0.0	55	7	0.0
Loss before income tax	(382,602)	(86.9)	(36,569)	(5,012)	(14.7)
Income tax (expense) benefits	(211)	(0.0)	12,853	1,701	1.1
Net loss	(382,813)	(86.9)	(33,841)	(4,638)	(13.6)

Net Revenues

Our and the VIEs’ revenue decreased by 43.5% from RMB440.5 million for the year ended December 31, 2023 to RMB248.8 million (US$34.1 million) for the year ended December 31, 2024. This decrease was primarily driven by the net effects of a decrease of RMB32.0 million (US$4.4 million) in revenue generated from educational content services and other services and a decrease of RMB 159.7 million (US$21.9 million) in net revenues from the provision of IT related solution services.

●	Educational content service and other services. Net revenue from the educational content service and other services decreased by RMB32.0 million from RMB RMB71.7 million for the year ended December 31, 2023 to RMB39.7 million (US$5.4 million) for the year ended December 31, 2024.

The decrease was primarily due to a decrease of RMB31.55 million in other services which was primarily mobile media advertising services. The Company provides advertising services to customers on its mobile application in the form of pop-up ads and banners, and generates revenue from advertisements based on the posting period or based on the number of times viewers click on these advertisements etc. The decrease in subscriptions form end customers resulted in decreased advertising services.

●	IT related solution services. Net revenue from IT related solution services decreased by RMB159.7 million (US$21.9 million), or 43.3% from RMB368.8 million for the year ended December 31, 2023 to RMB209.1 million (US$28.6 million) for the year ended December 31, 2024. The decrease was primarily caused by decreased cloud-based customers in 2024 in design and development of customized IT system.

Cost of Revenues

Our and the VIEs’ cost of revenue decreased by 52.4% from RMB B424.3 million for the year ended December 31, 2023 to RMB202.0 million (US$27.7 million) for the year ended December 31, 2024. The decrease of cost of revenues was primarily attributable to the decrease of RMB57.4 million (US$7.9 million) in amortization of educational contents as we impaired educational contents in 2023, and decrease of RMB35.8 million (US$4.9 million) in material costs used for educational content service and other services with decreased subscriptions from end customers and decreased orders from high schools, and a decrease of RMB129.1 million (US$17.7 million) in purchase of IT equipment for IT related solution services. Compared with the decrease in revenues growth, the higher percentage of decrease in cost of revenues was mainly attributable to the higher gross profit we earned from educational contents in 2024 as compared with that in 2023.

Gross (Loss) Profit

As a result of the foregoing, our and the VIEs’ reported a gross profit of RMB16.2 million and RMB 46.8 million (US$6.4 million) for the year ended December 31, 2023 and 2024, respectively. Our and the VIEs’ gross profit margin changed from 3.7% for the year ended December 31, 2023 to 18.8% for the year ended December 31, 2024. The change was mainly decreased revenues earned from IT related solution services which generated lower gross profit as compared with educational services.

Operating expenses

Our and the VIEs’ total operating expenses increased from RMB399.0 million for the year ended December 31, 2023 to RMB 83.5 million (US$11.4 million) for the year ended December 31, 2024.

Sales and Marketing Expenses: Our and the VIEs’ sales and marketing expenses decreased from RMB7.6 million for the year ended December 31, 2023 to RMB 6.9 million (US$0.9 million). This decrease was mainly driven by n decrease of RMB0.7 million in salary and welfare expenses due to resignation of salespersons with decrease in IT related solution services.

General and Administrative Expenses: Our and the VIEs’ general and administrative expenses increased from RMB22.2 million for the year ended December 31, 2023 to RMB 70.9 million (US$9.7 million). This increase was primarily due to an increase of RMB 53.8 million in share-based compensation as we adopted share incentive plan in the year of 2024 and issued 48,000,000 ordinary shares to our management, employees and directors, partially offset by a decrease of RMB3.3 million in professional expenses and a decrease of RMB 1.6 million in salary and welfare expenses due to resignation of administrative department employees.

Research and Development Expenses: Our and the VIEs’ research and development expenses decreased from RMB11.8 million for the year ended December 31, 2023 to RMB 5.7 million (US$0.8 million) for the year ended December 31, 2024. The decrease was mainly driven by a decrease of RMB3.0 million in outsourced labor costs, because the VIEs further reduced its expenditures on development of new educational contents and a decrease of RMB 2.5 million in salary and welfare expenses due to resignation of research and development department staff.

Impairment of other non-current assets: For the years ended December 31, 2024 and 2023, we and the VIEs provide impairment of non-current assets, including long-term prepayment, educational contents and intangible assets. The details were as the following:

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Impairment of long-term prepayments	155,307	—	—
Impairment of intangible assets	4,642	—	—
Impairment of educational contents	197,467	—	—
Total	357,416	—	—

Impairment of long-term prepayments: As of December 31, 2023, we and the VIEs reviewed the long-term prepayments for educational content. We and the VIEs expected that these educational contents would be outdated when they are delivered to us. The cash flows generated from subscription for these educational contents may not cover the purchase price. Accordingly, we and the VIEs charged impairment of RMB155.3 million against long-term prepayments for the year ended December 31, 2023. We did not provided impairment against long-term prepayments for the year ended December 31, 2024.

Impairment of intangible assets: For the years ended 2023, we and the VIEs assessed that our current software and technology would not support newly purchased educational contents. We and the VIEs charged impairment of RMB 4.6 million against software and technology. We did not provided impairment against intangible assets for the year ended December 31, 2024.

Impairment of educational contents: For the years ended December 31, 2023, because certain contents were obsolete, we and the VIEs assessed that it is not likely that end customers would subscribe for related educational contents. We and the VIEs charged impairment of RMB197.5 million against purchased educational contents. We did not provided impairment against purchased educational contents for the year ended December 31, 2024.

Income tax (expenses) benefit

We and the VIEs reported income tax expenses of RMB0.2 million for the year ended December 31, 2023 and income tax benefits of RMB12.85 million (US$1.76 million) for the year ended December 31, 2024.

We had an income tax expenses for the year of 2023 because our profit-generating subsidiaries and VIE’s subsidiaries utilized net operating loss carried forwards in 2023. For the year ended December 31, 2024, the income tax benefits primarily generated from deferred tax benefits of net operating losses.

Net loss

As a result of the foregoing, we and the VIEs reported net loss of RMB382.8 million and RMB19.5 million (US$2.7 million) for the years ended December 31, 2023 and 2024, respectively.

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

Other income (expenses), net

We reported a net other income of RMB0.25. million (US$34,498) for the year ended December 31, 2023 and a net other expenses of RMB0.3 million, respectively. The change was mainly due to a decrease of RMB0.7 million (US$0.1 million) in government grant from local tax authority, partially net off against decrease of RMB0.55 million (US$0.1 million) in interest expenses as we repaid part of loans to a shareholder.

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

B. Liquidity and Capital Resource

To date, we and the VIEs have financed our and the VIEs’ operating and investing activities primarily through cash generated from operating activities. As of December 31, 2024, our and the VIEs’ cash were RMB12.5 million (US$1.7 million), respectively. Our and the VIEs’ cash primarily consist of cash, investments in interest bearing demand deposits accounts and time deposits with terms of and less than three months.

As of December 31, 2023, our and the VIEs’ accounts receivable was RMB4.9 million, representing a decrease of RMB12.3 million (US$1.7 million) from RMB17.2 million as of December 31, 2022. The decrease was primarily because we and the VIEs collected the outstanding balance of RMB12.1 million due from a customer of Guangzhou Xinzhiqiao.

As of December 31, 2024, our and the VIEs’ accounts receivable was RMB36.53 million (US$5.2 million), representing an increase of RMB31.62 million (US$4.33 million) from RMB4.9 million as of December 31, 2023. The increase was primarily because we and the VIEs generated RMB 28 million in IT services in the November 2024 which was within credit term as of December 31, 2024.

The turnover days for accounts receivable for the year ended December 31, 2023 and 2024 was 40 days and 86 days, respectively. Our turnover days for accounts receivable are calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our revenues for the year, multiplied by 365 days.

We believe that our and the VIEs’ current cash provided by operating activities will be sufficient to meet our and the VIEs’ current and anticipated working capital requirements and capital expenditures for the next twelve months. We and the VIEs may, however, need additional cash resources in the future if we and the VIEs experience changes in business conditions or other developments. We and the VIEs may also need additional cash resources in the future if we and the VIEs identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

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

Cash Flows

The following table sets forth a summary of our and the VIEs’ cash flows for the years presented:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash provided by operating activities	94,222,109	15,159,956	10,508,470	1,439,654
Net cash used in investing activities	(218,486,639)	(55,165,530)	(16,718,685)	(2,290,451)
Net cash provided by (used in) financing activities	126,561,795	(7,247,688)	760,947	104,249
Effect of exchange rate changes on cash held in foreign currencies	1,491,231	373,943	(263,492)	(35,841)
Net increase (decrease) in cash	3,788,496	(46,879,319)	(5,617,097)	(769,539)
Cash at beginning of the year	61,266,782	65,055,278	18,175,959	2,490,096
Cash at end of the year	65,055,278	18,175,959	12,461,382	1,707,202

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024 was RMB10.6 million (US$1.5 million), primarily attributable to (i) net loss of RMB33.8 million (US$4.6 million), adjusted for adding back of share-based compensation expenses of RMB36.4 million (US$5.0 million); and (ii) an increase in accounts receivable of RMB32.4 million (US$4.4 million) as we generated IT related services in November 2024 which was not uncollected as of December 31, 2024; (iii) a decrease in short-term prepayments of RMB77.6 million (US$10.6 million), and a decrease in contract liabilities of RMB80.7 million (US$11.1 million). The significant changes in short-term prepayments and contract liabilities were mainly due to decreased procurement and assembling of equipment projects in the year of 2024; and (iv) an increase of accounts payable of RMB 26.0 million (US$3.6 million) which was in line with the increase in accounts receivable.

Net cash provided by operating activities for the year ended December 31, 2023 was RMB15.2 million, primarily attributable to (i) net loss of RMB382.8 million, adjusted for adding back of (a) amortization and impairment of educational content of RMB53.9 million and RMB197.5 million, respectively; (b) impairment of long-term prepayments s of RMB155.3 million; and (c) amortization and impairment of intangible assets of RMB2.1 million and RMB4.6 million, respectively; and (ii) a decrease in accounts receivable of RMB11.2 million as a result of improvement of collection from customers; (iii) a decrease in short-term prepayments of RMB176.5 million, and a decrease in contract liabilities of RMB203.3 million. The significant changes in short-term prepayments and contract liabilities were mainly due to the fact that we completed more procurement and assembling of equipment projects during the year ended December 31, 2023.

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

Investing Activities

Net cash used in investing activities was RMB16.7 million (US$2.3 million) for the year ended December 31, 2024, primarily due to purchase of educational contents of RMB18.2 million (US$2.5 million) and purchase of short-term investments of RMB11.5 million (US$1.6 million), partially offset by proceeds from redemption of short-term investments of RMB11.2 million (US$1.5 million) and refund of long-term prepayments of RMB 1.8 million (US$0.2 million) from a supplier.

Net cash used in investing activities was RMB55.2 million for the year ended December 31, 2023, primarily due to purchase of educational contents of RMB55.0 million, purchase of short-term investments of RMB22.2 million, partially offset by proceeds from loans repayment of RMB 0.07 million from a related party, and proceeds from redemption of short-term investments of RMB22.0 million.

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

Financing Activities

For the year ended December 31, 2024, our and the VIEs’ net cash provided by financing activities was RMB0.8 million (US$0.1 million), which mainly provided by proceeds of RMB 7.0 million (US$1.0 million) from borrowing from a third party, proceeds from borrowings of RMB 1.1 million (US$0.2 million) from related parties, partially offset by repayments of loans to related parties of RMB7.4 million (US$1.0 million).

For the year ended December 31, 2023, our and the VIEs’ net cash used in financing activities was RMB7.2 million, which mainly represented repayments of loans to related parties of RMB7.2 million.

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

Capital Expenditure

Our and the VIEs’ capital expenditures are incurred mainly to purchase educational video content and tangible assets. We and the VIEs made capital expenditures of RMB176.6 million, RMB55.0 million and RMB 18.2 million (US$2.5 million) on educational contents for the years ended December 31, 2022, 2023 and 2024, respectively. Our and the VIEs’ capital expenditures have been primarily funded by cash generated from our and the VIEs’ operations.

We expect to continue to make capital expenditures to support the expected growth of our and the VIEs’ business. We also expect that cash generated from our and the VIEs’ operation activities and financing activities will meet our and the VIEs’ capital expenditure needs in the foreseeable future.

Off-balance Sheet Commitment and Arrangements

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

We and our major overseas intermediate holding companies’ functional currency is U.S. dollar. We and the VIEs are mainly exposed to foreign exchange risk arising from our and the VIEs’ cash and loans to subsidiaries dominated in RMB.

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

Critical Accounting Estimates

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this report.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peixuan Wang	50	Chairwoman of the Board
Yong Hu	49	Director and Chief Executive Officer
Man Lung Everett Chui	60	Independent Director
Wai Leung Alfred Lau	44	Independent Director
Keikyo Haribayashi	57	Independent Director
Huichao Wang	46	Chief Financial Officer

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB0.9 million (US$0.1 million) in cash and benefits to our executive officers and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2024 Equity Incentive Plan

We adopted a share incentive plan in August 2024, which we refer to as the 2024 Equity Incentive Plan in this annual report, to motivate, attract and retain directors, employees consultants and other individuals by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2024 Equity Incentive Plan is 48,000,000 Ordinary Shares. As of the date of this report, the number of underlying shares pursuant to the outstanding share awards granted under the 2025 Plan amounted to 48,000,000 ordinary shares.

The following is a summary of the principal terms of the 2024 Equity Incentive Plan.

Award agreements. Awards under the 2024 Equity Incentive Plan shall be evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligible participants. Our employees, consultants and directors as determined by the committee of our Board.

Exercise of options. The Committee shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any option granted under the 2024 Equity Incentive Plan shall not exceed ten years. The Committee shall also determine the conditions, if any, that must be satisfied before all or part of an option may be exercised.

Exercise price. The exercise price per share subject to an option shall be determined by the Committee and set forth in the award agreement which may be a fixed price or variable price. The exercise price per Share subject to an option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive.

Administration. The 2024 Equity Incentive Plan shall be administered by the Board or a committee of one or more members of the Board to whom the Board shall delegate the authority to grant or amend awards to participants.

Amendment and termination. The Board in its sole discretion may terminate the 2024 Equity Incentive Plan at any time. The Board may amend the 2024 Equity Incentive Plan at any time in such respects as the board may deem advisable; provided that to the extent necessary and desirable to comply with applicable laws, or stock exchange rules, the Company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required.

Transfer restrictions. Except as provided in the 2024 Equity Incentive Plan, all awards are nontransferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge, and will be exercised only by the participant. Amounts payable or shares issuable pursuant to an award will be delivered only to (or for the account of), and, in the case of shares, registered in the name of, the participant.

As of December 31, 2024, we have not granted any awards to our directors and executive officers.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2024 Plan, see Note 2 “Summary of Significant Accounting Policies” and Note 13 “Share Based Compensation” to our consolidated financial statements.”

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

The calculations in the table below are based on 169,110,000 ordinary shares issued and outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	%*
Directors and Executive Officers†:
Peixuan Wang(1)	54,790,000	32.40
Yong Hu(2)	5,100,000	3.02
Chui Man Lung Everett	—	—
Lau Wai Leung Alfred	—	—
Haribayashi Keikyo	—	—
Huichao Wang	—	—
All Directors and Executive Officers as a Group (6 individuals)	59,890,000	35.41
Principal Shareholders:
RongDe Holdings(3)	54,790,000	32.40
ZhongSiZhiDa(4)	20,950,000	12.39
RoseFinch Aquarius(5)	19,160,000	11.33
Dongxing Securities (Hong Kong)(6)	11,110,000	6.57

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 169,110,000, being the number of ordinary shares issued and outstanding as of the date of this annual report.

**	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The business address of our directors and executive officers is 15/F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, 100086, the People’s Republic of China.

(1)	Represents 54,790,000 ordinary shares held by RongDe Holdings Limited, a British Virgin Islands company wholly-owned by Ms. Peixuan Wang.

(2)	Represents 5,100,000 ordinary shares held by Mr. Yong Hu.

(3)	Represents 54,790,000 ordinary shares held by RongDe Holdings Limited, a British Virgin Islands company wholly-owned by Ms. Peixuan Wang. RongDe Holdings Limited pledged the shares in our Company held by RongDe Holdings Limited to Dongxing Securities (Hong Kong) Financial Holdings Limited. The registered address of RongDe Holdings Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 20,950,000 ordinary shares held by ZhongSiZhiDa Limited, a British Virgin Islands company controlled by Ms. Jingru Li. The registered address of ZhongSiZhiDa Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 19,160,000 ordinary shares held by RoseFinch Aquarius Limited, a British Virgin Islands company controlled by Mr. Li Meiliang. The registered address of RoseFinch Aquarius Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)	Represents 11,110,000 redeemable ordinary shares held by Dongxing Securities (Hong Kong) Financial Holdings Limited, a Hong Kong company wholly-owned by Dongxing Securities Co., Ltd.*, which in turn is 52.74% owned by China Orient Asset Management Corporation. Dongxing Securities, through its subsidiaries, is primary engaged in provision of investment and financial services in Hong Kong. The registered address of Dongxing Securities (Hong Kong) Financial Holdings Limited is Room 6805-6806A, 68th Floor, World Trade Plaza, 1 Kirstyon Road West, Kowloon, Hong Kong.

To our knowledge, as of the date of this annual report, a total of 58,000,000 ordinary shares are held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company — C. Organizational Structure.”

Transaction with Company Affiliate

During the year ended December 31, 2021, our chairwomen of board of directors, Peixuan Wang, paid off professional fees on behalf of the Company in the amount of RMB2,485,486 and the Company repaid the payment in the same year. In addition, the Company, its wholly-owned subsidiaries, the VIE and the VIE’s subsidiaries advanced RMB2.5 million to Peixuan Wang for payments of professional fees. During the year ended December 31, 2022, Peixuan Wang returned RMB1.4 million to the Company. As of December 31, 2023 and 2024, the Company had a balance of due from a related party of RMB1.0 million and RMB1.0 million (US$143 thousand).

As of December 31, 2022 and December 31, 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had balance due to Xinyutong Kezhiyong Enterprise Management Center in the amount of approximately RMB24.7 million and RMB24.7 million, respectively, representing the outstanding payables to Xinyu Tongkezhiyong Enterprise Management Center for the purchase of 51% equity interest of Xingzhiqiao on September 30, 2017 and 49% equity interest of Xingzhiqiao on August 31, 2018. During the year ended December 31, 2024, the balance due has been repaid.

On May 18, 2021 and July 26, 2021, the Company’s subsidiary and Rongde entered into two loan agreements, pursuant to which the Company’s subsidiary borrowed an aggregation of approximately RMB47.2 million from Rongde. The borrowings are interest free. The proceeds from borrowings are for the working capital needs in operations. During the year ended December 31, 2022, the Company and its wholly-owned subsidiaries repaid approximately RMB20.0 million to Rongde. As of December 31, 2023, the remaining balance was RMB21.9 million. During the year ended December 31, 2024, the related party waived the liabilities owed by the Company.

On August 24, 2022, the Company’s subsidiary and Rongde entered into an additional loan agreement, pursuant to which the Company’s subsidiary borrowed approximately RMB13.7 million from Rongde. The borrowing is interest free and is due in August 2023. The proceeds from borrowings are for the working capital needs in operations. During the year ended December 31, 2024, the related party waived the liabilities owed by the Company.

The Company calculated the present value of the loan to be RMB13.9 million and RMB14.9 million (US$2.1 million) by using its incremental rate of 3.45%, respectively. The difference between the present value and the cash received was RMB0.5 million and RMB0.5 million (US$0.1 million), respectively, which was considered as a contribution from the principal shareholder and recorded as additional paid-in capital since the transaction was occurred between entities under common control.【Company to update】

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plan.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the Nasdaq Stock Market since August 26, 2022. Our ADSs currently trade on the Nasdaq Stock Market under the symbol “JZ.” One ADS represented six ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on the Nasdaq Stock Market since August 26, 2022. Our ADSs currently trade on the Nasdaq Stock Market under the symbol “JZ.” One ADS represented six ordinary shares.

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

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;
●	grantor trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons who use or are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 or 877A of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

●	persons required to accelerate the recognition of any item of gross income with respect to the ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

●	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us.

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

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as the ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether the ordinary shares will be considered readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. In addition, there can be no assurance that our ADSs will be considered readily tradeable on an established securities market in later years. However, if we are treated as a PRC resident enterprise under the EIT Law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty (which the Secretary of Treasury of the United States has determined is satisfactory for this purpose). If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

Based on the historical value of the assets of us and the VIEs and composition of the income of us and the VIEs, and our historical market capitalization, we believe we were not a PFIC for the taxable year ending December 31, 2024. We have not determined whether we are or will become a PFIC for the current or any future taxable year because such determination is a fact-intensive inquiry made annually after the close of each taxable year that depends, in part, upon the value of the assets and composition of the income of us and the VIEs. If the market price of the ADSs decreases significantly, it may cause us to be or become a PFIC for the current or subsequent taxable years because the value of the assets of us and the VIEs for the purpose of the asset test, including the value of the goodwill and other unbooked intangibles of us and the VIEs, may be determined by reference to the market price of the ADSs from time to time (which may be volatile).

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

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of the ADSs or ordinary shares, and the proceeds from the sale or exchange of the ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding (currently at a rate of 24%). Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

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

We and our major overseas intermediate holding companies’ functional currency is U.S. dollar. We and the VIEs are mainly exposed to foreign exchange risk arising from our and the VIEs’ cash and loans to subsidiaries dominated in RMB.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.02 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

The proceeds raised from the initial public offering were approximately US$21.5 million after deducting underwriting discounts and the offering expenses payable by us. As of December 31, 2024, we had used approximately US$13.1 million from the net proceeds for developing and producing new educational content through commissioning third party enterprises and institutions. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in “Internal Control —Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2043.

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

	2023	2024
	(US$’000)
Audit fees(1)	350	280
Audit-related Fees(2)	-	-
Tax Fees(3)	-	-
All other Fees(4)	-	-
Total	350	280

(1)	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related Fees” represents the aggregate fees billed for each of the fiscal years listed for the assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not included “Audit fees.”

(3)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products or professional services rendered by our principal auditors not included in Audit Fees, Audit-Related Fees or Tax Fees.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our and the VIEs’ operations, known losses of any critical data or otherwise had a material impact on our and the VIEs’ strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our and the VIEs’ business.

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	The Amended and Restated Memorandum of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.4*	Description of Registrant’s Securities
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.3	English translation of the executed form of the Voting Rights Proxy Agreement granted by shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.4	English translation of the executed form of the Equity Pledge Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.5	English translation of the executed form of the Exclusive Business Cooperation Agreement between Beijing Sentu and Jianzhi Beijing (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.6	English translation of the executed form of the Exclusive Call Option Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.7	English translation of the executed form of the Exclusive Asset Option Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)

4.8	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.9	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.10†	Form Light Class Business Agency Settlement Cooperative Agreement Between Guangzhou 5G Information Technology Co., Ltd and Jianzhi Education Entity (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.11†	Form Cooperation Framework Agreement on the Virtual Commodities Between Telefen E-commerce (Shanghai) Co., Ltd. and Jianzhi Education Entity (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.12†	Form Operation Service Agreement on Broadcast Content of Audio-Visual Programs of [Selected Product Package of Fish Learning] With E-surfing Media Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.13†	English translation of Loan Agreement Between RongDe Holdings Limited and Hong Kong Sentu Education Technology Ltd (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.14†	English translation of Loan Agreement Between RongDe Holdings Limited and Jianzhi Education Group Company Limited, a subsidiary of the Company (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
8.1*	List of Significant Subsidiaries of the Registrant and the VIE of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
11.2*	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of Friedman LLP (incorporated herein by reference to Exhibit 15.1 to Form 20-F filed with the SEC on September 28, 2023)
15.2*	Consent of WWC,P.C., an independent registered public accounting Firm
15.3*	Consent of Conyers Dill & Pearman
15.4*	Consent of DeHeng Law Offices
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001- 41445), filed with the SEC on April 9, 2024)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith.

†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they both are not material and would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jianzhi Education Technology Group Company Limited

	By:	/s/ Yong Hu
	Name:	Yong Hu
Date: April 30, 2025	Title:	Director and Chief Executive Officer

JIANZHI EDUCATION TECHNOLOGY GROUP COPMANY LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Jianzhi Education Technology Group Company Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jianzhi Education Technology Group Company Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of loss and comprehensive loss, change in shareholders’ (deficit)/equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor since 2023.
San Mateo, California

April 30, 2025

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
Assets
Current assets:
Cash	18,175,959	12,461,382	1,707,202
Accounts receivable, net	4,912,020	36,533,894	5,005,123
Amounts due from related parties	2,172,565	1,923,474	263,515
Short-term prepayments	77,950,037	400,083	54,811
Short-term investments	4,223,894	4,526,957	620,191
Prepaid expenses and other current assets	14,914,484	16,931,804	2,319,648
Total current assets	122,348,959	72,777,594	9,970,490

Non-current assets:
Right-of-use assets, net	7,604,933	1,637,903	224,392
Deferred tax assets, net	11,226,164	490,538	67,203
Property and equipment, net	213,369	174,211	23,866
Intangible assets, net	1,257,860	955,974	130,967
Other non-current assets	219,416	200,539	27,474
Long-term prepayments	8,815,919	25,471,027	3,489,516
Total non-current assets	29,337,661	28,930,192	3,963,418
Total assets	151,686,620	101,707,786	13,933,908

Liabilities
Current liabilities:
Borrowing from a third party		7,000,000	958,996
Accounts payable	11,524,904	37,478,660	5,134,556
Contract liabilities	86,731,977	6,070,210	831,615
Salary and welfare payable	3,170,255	2,044,101	280,041
Income taxes payable	4,474,575	7,118,220	1,179,364
Value added tax (“VAT”) and other tax payable	2,198,217	5,825,167	593,873
Other payables	3,506,282	2,688,594	368,336
Lease liabilities, current	3,482,876	902,610	123,657
Amounts due to related parties	47,505,624	1,917,478	262,693
Total current liabilities	162,594,710	71,045,040	9,733,131

Non-current liabilities:
Deferred tax liabilities	2,274,256	-	-
Lease liabilities, non-current	4,035,598	688,333	94,301
Total non-current liabilities	6,309,854	688,333	94,301
Total liabilities	168,904,564	71,733,373	9,827,432

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
Commitments and contingencies

Shareholders’ (deficit) equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 121,110,000 and 169,110,000 issued and outstanding as of December 31, 2023 and 2024)	77,747	112,784	16,910
Additional paid-in capital	238,567,906	318,979,171	44,749,654
Treasury stock	—	(7,664)	(1,050)
Statutory reserves	23,557,710	23,557,710	3,318,034
Accumulated deficit	(291,805,140)	(325,318,655)	(45,691,491)
Accumulated other comprehensive income	6,096,465	6,261,156	839,005
Total Jianzhi Education Technology Group Company Limited’s shareholders’ (deficit) equity	(23,505,312)	23,584,502	3,231,062
Noncontrolling interests	6,287,368	6,389,911	875,414
Total shareholders’ (deficit) equity	(17,217,944)	29,974,413	4,106,476
Total liabilities and shareholders’ (deficit) equity	151,686,620	101,707,786	13,933,908

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenues	505,724,311	440,536,632	248,831,457	34,089,770
Cost of revenues	(511,265,334)	(424,345,616)	(201,991,119)	(27,672,670)
Gross profit (loss)	(5,541,023)	16,191,016	46,840,338	6,417,100

Operating expenses:
Sales and marketing expenses	7,087,625	7,590,244	6,872,836	941,575
General and administrative expenses	53,215,813	22,186,942	54,573,795	7,476,836
Research and development expenses	15,568,768	11,761,358	5,774,688	791,129
Impairment of goodwill	7,712,011	—	—	—
Impairment of long-term prepayments	—	155,307,333	—	—
Impairment of intangible assets	12,139,226	4,641,741	—	—
Impairment of educational contents	106,182,780	197,466,973	—	—
Total operating expenses	201,906,223	398,954,591	67,221,319	9,209,540
Loss from operations	(207,447,246)	(382,763,575)	(20,380,981)	(2,792,440)

Other income (expenses):
Investment income	603,058	600,375	441,949	60,547
Interest expenses, net	(2,088,467)	(1,357,399)	(551,716)	(75,585)
Other expenses, net	(286,522)	(41,621)	(313,680)	(42,974)
Government grants	1,656,077	960,224	247,005	33,840
Total other (loss) income, net	(115,854)	161,579	(176,442)	(24,172)

Loss before income tax	(207,563,100)	(382,601,996)	(20,557,423)	(2,816,612)

Income tax benefits (expense)	10,980,054	(211,267)	(12,853,549)	(1,760,929)
Net loss	(196,583,046)	(382,813,263)	(33,410,972)	(4,577,541)
Net income (loss) attributable to noncontrolling interests	2,578,761	(9,312,526)	102,543	14,048
Net loss attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(199,161,807)	(373,500,737)	(33,513,515)	(4,591,589)

Net loss	(196,583,046)	(382,813,263)	(33,410,972)	(4,577,541)
Other comprehensive income:
Foreign currency translation adjustments	2,120,397	3,575,835	164,691	22,563
Total comprehensive loss	(194,462,649)	(379,237,428)	(33,246,281)	(4,554,978)
Net comprehensive income (loss) attributable to noncontrolling interests	2,578,761	(9,312,526)	102,543	14,048
Comprehensive loss attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(197,041,410)	(369,924,902)	(33,348,824)	(4,569,026)

Loss per share
Basic and diluted	(1.68)	(3.08)	(0.24)	(0.03)

Weighted average number of shares
Basic and diluted	118,512,969	121,110,000	138,018,033	138,018,033

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATION STATEMENTS OF CHANGES IN (DEFICITS) EQUITY
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	Jianzhi Education Technology Group Company Limited shareholders’ (deficits) equity
			Additional			Retained Earnings	Accumulated other	None	Total shareholder’
	Ordinary shares		paid-in	Treasury	Statutory	(Accumulated	comprehensive	controlling	(deficits)
	Shares*	Amount	capital	stock	reserves	Deficit)	income	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	100,000,000	63,291	54,045,908	—	23,599,304	280,983,836	400,233	13,659,049	372,751,621
Issuance of ordinary shares in connection with IPO	10,000,000	6,848	140,690,442	—	—	—	—	—	140,697,290
Conversion of redeemable ordinary shares	11,110,000	7,608	45,977,268	—	—	—	—	—	45,984,876
Net loss	—	—	—	—	—	(199,161,807)	—	2,578,761	(196,583,046)
Deemed capital contribution from a shareholder for waive of interest expenses	—	—	1,380,324	—	—	—	—	—	1,380,324
Foreign currency translation adjustments	—	—	—	—	—	—	2,120,397	—	2,120,397
Balance at December 31, 2022	121,110,000	77,747	242,093,942	—	23,599,304	81,822,029	2,520,630	16,237,810	366,351,462
Net loss	—	—	—	—	—	(373,500,737)	—	(9,312,526)	(382,813,263)
Appropriation of statutory reserve	—	—	—	—	126,432	(126,432)	—	—	—
Disposal of a subsidiary	—	—	—	—	(168,026)	—	—	(637,916)	(805,942)
Conversion of mezzanine equity	—	—	(4,522,022)	—	—	—	—	—	(4,522,022)
Deemed capital contribution from a shareholder for waive of interest expenses	—	—	995,986	—	—	—	—	—	995,986
Foreign currency translation adjustments	—	—	—	—	—	—	3,575,835	—	3,575,835
Balance at December 31, 2023	121,110,000	77,747	238,567,906	—	23,557,710	(291,805,140)	6,096,465	6,287,368	(17,217,944)
Net (loss) income	—	—	—	—	—	(33,513,515)	—	102,543	(33,410,972)
Waive of liabilities due by related parties	—	—	40,180,548	(7,664)		—	—	—	40,172,884
Share-based compensation	48,000,000	35,037	40,230,717	—	—	—	—	—	40,265,754
Foreign currency translation adjustments	—	—	—	—	—	—	164,691	—	164,691
Balance at December 31, 2024	169,110,000	112,784	318,979,171	(7,664)	23,557,710	(325,318,655)	6,261,156	6,389,911	29,974,413
Balance at December 31, 2024 in US$		16,910	44,749,654	(1,050)	3,318,034	(45,691,491)	839,005	875,414	4,106,476

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(196,583,046)	(382,813,263)	(33,410,972)	(4,577,541)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	60,837	40,984	50,105	6,864
Loss from disposal of property and equipment	—	6,486	6,651	911
Loss from dissolution of a subsidiary	—	2,125,365	—	—
Amortization of educational contents	91,542,454	53,922,689	—	—
Impairment of educational contents	106,182,780	197,466,973	—	—
Impairment of long-term prepayments	—	155,307,333	—	—
Amortization of intangible assets	16,840,435	2,074,929	301,886	41,358
Impairment of intangible assets	12,139,226	4,641,741	—	—
Impairment of goodwill	7,712,011	—
Share based compensation	—	—	40,292,616	5,520,066
Amortization of operating lease right-of-use assets	300,024	1,745,000	2,136,875	292,751
Deemed interest expenses on shareholder contribution	—	1,347,705	504,859	69,165
Provision (reversal of provision) for doubtful accounts	34,901,498	1,452,422	1,096,290	150,191
Deferred tax (benefit) expense	(10,980,054)	211,267	8,461,370	1,159,203
Changes in operating assets and liabilities:
Accounts receivable	52,700,747	11,218,018	(32,363,355)	(4,433,761)
Inventories	1,560,838	—	—	—
Prepaid expenses and other current assets	3,127,291	(10,917,270)	(2,278,969)	(312,217)
Due from related parties	—	—	297,487	40,756
Short-term prepayments	33,608,121	176,543,547	77,550,482	10,624,372
Other non-current assets	—	(219,417)	18,877	2,586
Accounts payable	(16,249,305)	3,487,900	25,953,757	3,555,650
Salary and welfare payable	(1,108,840)	867,609	(1,126,154)	(154,282)
Contract liabilities	(37,271,217)	(203,296,033)	(80,661,767)	(11,050,617)
Income taxes payable	(2,572,452)	3,531,193	2,643,645	362,178
VAT and other tax payable	1,393,981	(1,865,172)	3,626,950	496,890
Other payables	(2,787,853)	111,409	(494,787)	(67,786)
Lease liabilities	(295,367)	(1,831,459)	(2,097,376)	(287,339)
Net cash provided by operating activities	94,222,109	15,159,956	10,508,470	1,439,398

Cash flows from investing activities:
Purchase of short-term investments	(3,850,000)	(22,155,849)	(11,536,000)	(1,580,426)
Proceeds from redemption of short-term investment	11,200,000	22,011,955	11,232,937	1,538,906
Purchase of property and equipment	—	(106,959)	(17,598)	(2,411)
Return of deposits for property and equipment	—	—	1,801,976	246,870
Repayment of loans from a related party	—	70,453	—	—
Purchase of educational contents	(176,597,637)	(54,985,130)	—	—
Prepayment for educational contents	(46,223,984)	—	(18,200,000)	(2,493,390)
Loans made to a third party	(3,015,018)	—	—	—
Net cash used in investing activities	(218,486,639)	(55,165,530)	(16,718,685)	(2,290,451)

Cash flows from financing activities:
Borrowing from a third party	—	—	7,000,000	958,996
Borrowing from related parties	—	452	1,121,435	153,636
Repayment to related parties	(17,064,116)	(7,248,140)	(7,360,488)	(1,008,383)
Net proceeds raised in connection with initial public offering	146,982,044	—	—	—
Payments of issuance cost in relation with initial public offering	(481,408)	—	—	—
Refund from a related party for issuance costs in relation with initial public offering	1,421,881	—	—	—
Deposits made to a redeemable ordinary shareholder	(4,296,606)	—	—	—
Net cash provided by (used in) financing activities	126,561,795	(7,247,688)	760,947	104,249

Effect of exchange rate changes on cash held in foreign currencies	1,491,231	373,943	(265,309)	(36,090)

Net increase (decrease) in cash	3,788,496	(46,879,319)	(5,714,577)	(782,894)
Cash at beginning of the year	61,266,782	65,055,278	18,175,959	2,490,096
Cash at end of the year	65,055,278	18,175,959	12,461,382	1,707,202

Supplemental disclosures of cash flows information:
Cash paid for income taxes	1,177,693	30,032	128,670	17,628
Cash paid for interest expenses	—	—	—	—

Non-cash Investing and Financing activities:
Transfer of prepaid issuance cost to additional paid-in capital	8,943,892	—	—	—
Waive of liabilities due by shareholders	—	—	40,180,548	5,504,713
Right-of-use assets obtained in exchange for operating lease liabilities	—	—	5,817,299	796,967

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

As of December 31, 2024, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

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

In February 2024, the Company changed the ratio of its American Depositary Shares (“ADSs”) from current one (1) ADS representing two (2) ordinary shares to one (1) ADS representing six (6) ordinary shares(the “ADS Ratio Change”). For Jianzhi’s ADS holders, the ADS Ratio Change has the same effect as a one-for-three reverse ADS split. Each ADS holder of record at the close of business on the date when the ADS Ratio Change is effective was required to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. Jianzhi’s ADSs continues to be traded on the Nasdaq Stock Exchange under the symbol “JZ.”

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

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiaries included in the Company’s consolidated balance sheets and statements of income and comprehensive income, which are prepared before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and the Company and its subsidiaries, are as follows:

	December 31, 2023	December 31, 2024
	RMB	RMB
Assets
Current assets:
Cash	2,697,832	1,112,661
Accounts receivable, net	1,718,155	1,492,889
Short-term prepayments	264,425	397,178
Short-term investments	4,223,894	4,526,957
Prepaid expenses and other current assets	8,653,231	6,382,949
Amount due from the Company and its subsidiaries*	—	27,870,449
Total current assets	17,557,537	41,783,083

Non-current assets:
Right-of-use assets, net	4,307,991	764,839
Deferred tax assets, net	10,157,608	490,538
Property and equipment, net	171,127	147,260
Long-term prepayments	181,132	1,443,396
Total non-current assets	14,817,858	2,846,033
Total assets	32,375,395	44,629,116

*	As of December 31, 2023 and 2024, amounts due from the Company and its subsidiaries represent the receivables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

	December 31, 2023	December 31, 2024
	RMB	RMB
Liabilities
Current liabilities:
Accounts payable	6,099,637	5,918,710
Salary and welfare payable	1,333,666	690,339
Contract liabilities	14,013,525	6,064,243
Income taxes payable	1,073,181	5,120,578
Value added tax (“VAT”) and other tax payable	3,937,133	3,937,133
Other payables	1,877,474	2,028,391
Lease liabilities, current	-	432,455
Amount due to related parties	2,185,832	—
Amount due from the Company and its subsidiaries*	1,228,446	—
Total current liabilities	31,748,894	24,191,849

Non-current liabilities:
Deferred tax liabilities	1,326,092	—
Lease liabilities, noncurrent	—	300,324
Account payable to WFOE	2,080,868	—
Total non-current liabilities	3,406,960	300,324
Total liabilities	35,155,854	24,492,173

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	227,046,277	91,618,100	44,472,918
Net (loss) income	(88,740,821)	(83,941,158)	(1,982,595)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	13,119,714	(7,610,570)	2,934,386
Net cash used in investing activities	(7,198,149)	(18,527,776)	(4,519,556)
Net cash used in financing activities	—	—	—

*	As of December 31, 2023 and 2024, amounts to from the Company and its subsidiaries represent the payables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

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

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income in the consolidated statements of loss and comprehensive loss.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Convenience Translation

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from Renminbi (“RMB”) into US dollars as of and for the years ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

The carrying amounts reported in the balance sheets of cash, accounts receivable, other receivables, due from related parties, accounts payable, salary and welfare payable, income tax payable, VAT and other taxes payable, and other payables, approximate their fair market value based on the short-term maturity of these instruments. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2024.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash

Cash primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits with terms of and less than three months.

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments primarily include wealth management financial products with variable interest issued by commercial banks with the intention to be sold within twelve months. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries account for short-term investments in accordance with ASC 320 and records at fair value. Interest income are reflected on the consolidated statements of loss and comprehensive loss.

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

After the adoption of ASU 2016-13, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the condensed consolidated statements of loss and comprehensive loss. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries assess collectability by reviewing accounts receivable on an individual basis because the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider historical collectability based on past due status, the age of the balances, credit quality of the customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of loss and comprehensive loss.

The estimated useful lives are as follows:

Leasehold improvement	Shorter of lease terms and estimated useful lives
Fixture and furniture	3 – 10 years
Office equipment	3 – 5 years
Motor vehicles	4 years

As of December 31, 2023 and 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had property and equipment, net in the amount of RMB 213,369 and RMB 174,211, respectively. For the years ended December 31, 2022, 2023 and 2024, depreciation expenses were in the amount of RMB 60,837, RMB 40,984 and RMB 50,105, respectively.

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

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment annually. No impairment for right-of-use lease assets as of December 31, 2023 and 2024.

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

Educational contents. For the year ended December 31, 2022, 2023 and 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries accrued impairment charge of RMB 106,182,780, RMB 197,466,973 and RMB nil against educational contents because certain contents were obsolete and the Company assessed it is not likely that end customers would subscribe for related educational contents. As of December 31, 2023 and 2024, the Company had not balances of educational contents on its consolidated balance sheets.

Customer relationship. The customer relationship arose from acquisition of Guangzhou Xingzhiqiao by the Beijing Sentu in 2018. For the year ended December 31, 2022, Guangzhou Xingzhiqiao terminated business partnership with a major customer, therefore the Company assessed that it is more than likely that the fair value of the reporting unit would exceed its carrying amount. The Company provided full impairment of RMB 10,714,000 against customer relationship for the year of 2022.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets other than goodwill (cont.)

Intangible assets. For the year ended December 31, 2022, 2023 and 2024, the Company also provided impairment against software and technology of RMB1,425,226, RMB4,641,741 and RMB nil, respectively. Our current software and technology would not support newly purchased educational contents, and the Company assessed no future cash flow would be generated from the software and technology.

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

Revenue from educational content service and other services (cont.)

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

Net revenues presented on the consolidated statements of loss and comprehensive loss are net of sales discount and sales tax.

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

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue from educational content service and other services
– Subscription revenue	59,217,081	16,385,013	15,155,854
– Licensing revenue	141,957,541	16,683,141	18,124,277
– Other services revenue	3,741,453	38,669,659	6,448,903
Subtotal	204,916,075	71,737,814	39,729,034
Revenue from IT related solution services	300,808,236	368,798,818	209,102,423
Total	505,724,311	440,536,632	248,831,457

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

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Services transferred at a point in time
– Revenue from educational content service	141,957,541	16,683,141	18,124,277
– Revenue from IT related solution services	299,803,227	368,742,494	206,568,685
Services transferred over time
– Revenue from educational content service	62,958,534	55,054,673	21,604,757
– Revenue from IT related solution services	1,005,009	56,324	2,533,738
Total	505,724,311	440,536,632	248,831,457

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

The revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange for services that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have transferred to a customer is only conditioned on the passage of time. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries do not have any contract assets. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries also do not have significant capitalized commissions or other costs as of December 31, 2023 and 2024.

Contract liabilities represents cash payment received from customers in advance of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were RMB 86,731,977 and RMB 6,070,210 for the years ended December 31, 2023 and 2024, respectively.

The details of contract liabilities are as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Advance from educational content service and other services
– Subscription service	12,020,547	12,855,928	6,064,243
– Licensing service	172,690	—	—
	12,193,237	12,855,928	6,064,243
Advance from IT related solution services	277,834,773	73,876,049	5,967
Total	290,028,010	86,731,977	6,070,210

Cost of revenues

Costs of revenues consist primarily of inventory cost, staff costs, video content costs, depreciation expenses and other direct costs of providing these services or goods. These costs are charged to the consolidated statements of loss and comprehensive loss as incurred.

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

Taxation (cont.)

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

Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

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

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2023 and 2024, there were no dilutive shares.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Share-based compensation

Awards Granted to Employees

The Company grants restricted shares to its management and employees. The Company measures the cost of the restricted shares based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the compensation agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

Awards Granted to Non-Employees

The Company has accounted for equity instruments issued to non-employees in accordance with ASU No. 2018-07, Compensation —  Stock Compensation (Topic 718): Improvements to Nonemployee Share- Based Payment Accounting.

The Company recognizes share-based compensation cost for equity awards to non-employees with a performance condition at the fixed fair value on date of grant over the period based on the expected milestone achievement dates as the derived service period (usually the vesting period), on a straight-line basis. The Company considers the probable outcome of that performance condition when determines share-based compensation expenses and will recognize a cumulative true-up adjustment if the probability of the conditions has changed.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The single reportable segment contains provision of educational content service and IT related solution services. The Company has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations. Operating expenses are reviewed in aggregate.

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenues	505,724,311	440,536,632	248,831,457	34,089,770
Cost of revenues	(511,265,334)	(424,345,616)	(201,991,119)	(27,672,670)
Total operating expenses	201,906,223	398,954,591	67,221,319	9,209,540
Total other (loss) income, net	(115,854)	161,579	(176,442)	(24,182)
Income tax benefits (expense)	10,980,054	(211,267)	(12,853,549)	(1,760,929)
Net loss	(196,583,046)	(382,813,263)	(33,410,972)	(4,577,541)

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC (including mainland China and Hong Kong) and substantially all of the Company’s revenues are derived from the PRC (including mainland China and Hong Kong). Therefore, no geographical segments are presented.

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

For the year ended December 31, 2024, the Company incurred a net loss of RMB 33,410,972. As of December 31, 2024, the Company had an accumulated deficit of RMB 325,318,655. However, the Company had cash inflows of RMB 10,508,470 from operating activities for the year ended December 31, 2024 and the minimum future commitments under non-cancelable operating lease agreements and capital lease agreements of $122,614 was expected to be paid within 1 years. In addition, among the current liabilities, RMB 1,917,478 was due to related parties, which agreed to extend the payments from the Company. As the Company expected a stable business in the year of 2025, the Company did not expect a cash outflows from operating activities in the year 2025. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. Based on the above analysis, management believes the company can continue as a going concern, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and uncertainties (cont.)

Credit risks

Financial instruments that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily cash and restricted cash and accounts receivables. The carrying amounts of cash represent the maximum exposure to credit risk. As of December 31, 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have RMB 12,461,382 in cash, which is mainly held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries may not be able to claim its cash and demand deposits back in full. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries continue to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and denominated in RMB 38,352,201, derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries perform on its customers and its ongoing monitoring process of outstanding balances. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain an allowance for doubtful accounts and actual losses have generally been within management’s expectations. Refer to major customers and supplying channels below for detail.

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

For the year ended December 31, 2022, four suppliers accounted for 60%, 15%, 13% and 12% of the Company’s total purchases, respectively. For the year ended December 31, 2023, four suppliers accounted for 38%, 13%, 9% and 6% of the Company’s total purchases, respectively. For the year ended December 31, 2024, four suppliers accounted for 29%, 26%, 22% and 8% of the Company’s total purchases, respectively.

As of December 31, 2023, three suppliers accounted for 42%, 28% and 15% of the Company’s total accounts payable balance. As of December 31, 2024, one supplier accounted for 41% of the Company’s total accounts payable balance.

As of December 31, 2023, two suppliers accounted for 75% and 24% of the Company’s short-term prepayments. As of December 31, 2024, four supplier accounted for 43%, 27%, 23%, and 6% of the Company’s short-term prepayments.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major customers and supplying channels (cont.)

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ customers primarily include higher education institutions, contractors of educational content and IT related solutions, telecommunications providers, providers of mobile Internet audio and video services, platform services providers and libraries.

For the year ended December 31, 2022, two customers accounted for 37% and 12% of the Company’s total revenues respectively. For the year ended December 31, 2023, four customers accounted for 21%, 16%, 12% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2024, two customers accounted for 36%, 24% of the Company’s total revenue, respectively.

As of December 31, 2023, one customer accounted for 65% of the Company’s gross accounts receivable balance. As of December 31, 2024, three customers accounted for 41% , 35.9%, 8.6% of the Company’s accounts receivable balance.

As of December 31, 2023, two customers accounted for 68% and 15% of the Company’s contract liabilities, respectively. As of December 31, 2024, five customers accounted for 4%, 4%, 3%, 3% and 3% of the Company’s contract liabilities, respectively.

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

As of December 31, 2023 and 2024, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries had appropriated RMB 23,557,710 and RMB 23,557,710, respectively, in its statutory reserves.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements

In December 2024, the FASB issued ASU 2024-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2024, the FASB issued ASU 2024-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment’s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU retrospectively on December 31, 2024. Refer to Note 2, Segment Reporting for the inclusion of the new required disclosures.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	December 31, 2023	December 31, 2024
	RMB	RMB
Accounts receivable	42,522,740	74,886,095
Allowance for credit losses	(37,610,720)	(38,352,201)
Accounts receivable, net	4,912,020	36,533,894

The following table presents movement of the allowance for credit losses:

	December 31, 2023	December 31, 2024
	RMB	RMB
Balance at the beginning of the year	36,707,499	37,610,720
Provisions	1,042,983	741,481
Reversal of provisions	—	—
Write-offs	(139,762)	—
Balance at the end of the year	37,610,720	38,352,201

NOTE 4 — SHORT-TERM INVESTMENTS

As of December 31, 2023 and 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had short-term investments, which mainly consists of wealth management products purchased from commercial banks, in the amount of RMB 4,223,894 and RMB 4,526,957, respectively. These wealth management products bear a highest expected rate of return ranging from 2.60% – 4.35%, either can be redeemed at any time or bear an initial maturity of more than three months but less than one-year. For the years ended December 31, 2022, 2023 and 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recorded investment income of RMB 603,058, RMB 600,375 and RMB 441,949 in the consolidated statements of loss and comprehensive loss, respectively.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

The prepaid expenses and other current assets consist of the following:

	December 31, 2023	December 31, 2024
	RMB	RMB
Tax recoverable	8,909,126	9,555,701
Prepaid consulting service fee		3,941,513
Deposits	1,675,632	1,414,787
Loan receivable due from a third party	4,000,000	1,000,000
Prepaid expense	228,477	109,837
Other receivables	101,249	909,966
	14,914,484	16,931,804

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization, consisted of the following

	December 31, 2023	December 31, 2024
	RMB	RMB
Software and technology	1,509,432	1,509,433
Less: accumulated amortization	(251,572)	(553,459)
	1,257,860	955,974

For the year ended December 31, 2022 and 2023, the software and technology would not support newly purchased educational contents, and the Company assessed no future cash flow would be generated from the software and technology. For the year ended December 31, 2022 and 2023, impairment of RMB1,425,226 and RMB 4,641,741was provided against software and technology, respectively. The Company did not accrued impairment against software and technology for the year ended December 31, 2024.

Amortization expense was RMB 5,047,982, RMB 2,074,929 and RMB 301,885 for the years ended December 31, 2022, 2023 and 2024, respectively. Estimated amortization expense relating to the intangible assets for each of the next five years is as follows:

Year ending December 31,	RMB
2025	301,887
2026	301,887
2027	301,887
2028	50,313
Total expected amortization expense	955,974

NOTE 7 — PREPAYMENTS

	December 31, 2023	December 31, 2024
	RMB	RMB
Short-term prepayments
Advance to suppliers for services and inventories(1)	77,950,037	400,083
Long-term prepayments
Prepayment for educational content	8,815,919	25,471,027

(1)	Short-term prepayments represent advance to suppliers for purchasing services or inventories.
(2)

As of December 31, 2023, the Company reviewed the long-term prepayments for educational content. The Company expected that these educational contents would be outdated when they are delivered. The cash flows generated from subscription for these educational contents may not cover the purchase price. Accordingly, the Company charged impairment of RMB 155,307,333 against long-term prepayments for the year ended December 31, 2023.

For the year ended December 31, 2024, the Company did not provide impairment against long-term prepayments.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lease office space from third parties. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not have any finance lease during 2022, 2023 and 2024. Operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets represent the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments.

As of December 31, 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had office space lease agreements with four unrelated third parties under non-cancelable operating leases, with terms ranging between 24 months and 36 months. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

For operating leases that include rent holidays and rent escalation clauses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of income and comprehensive income. The corporate office lease also requires the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to pay property management expenses which are included in the general and administrative expenses on the condensed consolidated statements of loss and comprehensive loss.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record operating lease expense in its consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	December 31, 2023	December 31, 2024
	RMB	RMB
Right of use assets	7,604,933	1,637,903

Operating lease liabilities, current	3,482,876	902,610
Operating lease liabilities, noncurrent	4,035,598	688,333
Total operating lease liabilities	7,518,474	1,590,942

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES (cont.)

For the years ended December 31, 2022, 2023 and 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries incurred operating lease expense of RMB 3,031,888, RMB 1,940,818 and RMB 2,584,792, respectively. The operating lease expenses were charged to general and administrative expenses.

Cash flow information related to leases consists of the following:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Operating cash payments for operating leases	1,801,311	2,286,183
Right-of-use assets obtained in exchange for operating lease liabilities	9,349,932	-6,402,212

Other information about the Company’s leases is as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Weighted average remaining lease term (years)	2.37	1.86
Weighted average discount rate	3.45%	3.10%

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024:

Year ending December 31,	RMB
2025	894,993
2026	739,703
Total lease payments	1,634,696
Less: Imputed interest	(43,754)
Present value of lease liabilities	1,590,942

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 9 — INCOME TAXES

Composition of income tax

The following table presents the composition of income tax expenses (benefits) for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense	—	—	(4,392,179)
Deferred income benefits (expenses)	10,980,054	(211,267)	(8,461,370)
Total Income tax (expenses) benefits	10,980,054	(211,267)	(12,853,549)

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

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and small and micro-sized enterprises (“SMEs”) is entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB 3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2023 and 2024, reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB 1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 9 — INCOME TAXES (cont.)

Beijing Sentu applied the EIT rate of 15% during 2022 and 2023 as a HNTE. Sentu Lejiao, Guangzhou Lianhe and Shanghai Ang’you, are subject to the PRC EIT at a preferential tax as SMEs.

The following table presents a reconciliation of the differences between the statutory income tax rate and the effective income tax rate for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	%	%	%
PRC statutory rate	25.0	25.0	25.0
Effect of differing tax rates in different jurisdictions	(0.8)	(5.5)	(47.5)
Permanent difference	1.5	0.6	6.4
Favorable tax rate impact	7.0	0.0	0.5
Unrecognized loss	0.0	0.1	(0)
Change in valuation allowance	(27.4)	(20.2)	(47.0)
Income tax (expenses) benefits	5.3	(0.0)	(62.5)

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2022 and 2023 are as follows:

	December 31, 2023	December 31, 2024
	RMB	RMB
Deferred tax assets:
Bad debt provision	97,681,819	97,964,013
Operating lease liabilities	1,879,619	—
Net operating losses carried forward	56,353,847	57,180,296
Valuation allowance	(144,689,121)	(154,653,771)
Deferred tax assets, net	11,226,164	490,538
Deferred tax liabilities:
Right-of-use assets	2,274,256	—

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023 and 2024, valuation allowances were mainly provided against deferred tax assets caused by bad debt provisions and net operating losses carried forward in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized due to their continuous losses.

As of December 31, 2023 and 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had tax losses of RMB 395,307,903 and RMB 424,530,487 deriving from certain entities in the PRC and Hong Kong. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE. The tax losses in Hong Kong can be carried forward without an expiration date.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 10 — RELATED PARTY BALANCES AND TRANSACTION

Name	Relationship	December 31, 2023	December 31, 2024
		RMB	RMB
Due from related parties
Peixuan Wang (a)	Chairwomen of the Company	1,010,584	1,044,676
Beijing Dongxu Tongda Information Technology Co., Ltd.	Controlled by Jiniao Li	882,075	—
Shiyu Liu	Supervisor of Beijing Sentu and Ang’you	—	329,098
Junjun Hao	Executive direct and manager of Sentu Lejiao	—	438,797
Others		279,905	110,903
Total amount due from related parties		2,172,565	1,923,474
Due to related parties
Rongde Holdings Co., Ltd. (“Rongde”) (c)	Shareholder of the Company	21,867,376	—
Xinyu Tongkezhiyong Enterprise Management Center (Xinyu Tongkezhiyong) (b)	Controlled by Qizhang Li	24,700,000	—
Beijing Sentu Cloud Creative Education Technology Co., Ltd.	Controlled by Huidong Niu	700,000	1,400,000
Junjun Hao	Executive direct and manager of Sentu Lejiao	10,952	318,099
Others		227,296	199,379
Total amount due to related parties		47,505,624	1,917,478

(a)	As of December 31, 2023 and 2024, the balance due from Ms. Peixuan Wang represented the excess payment of professional fees to Ms. Peixuan Wang over the actual payments made by the related party on behalf of the Company.

(b)	As of December 31, 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had balance due to Xinyu Tongkezhiyong Enterprise Management Center in the amount of RMB 24,700,000, representing the outstanding payables to Xinyu Tongkezhiyong for the purchase of 51% equity interest of Xingzhiqiao on September 30, 2017 and 49% equity interest of Xingzhiqiao on August 31, 2018. During the year ended December 31, 2024, the related party waived the liabilities owed by the Company. The Company recorded the waive of liabilities as a credit to the additional paid-in capital.

(c)	As of December 31, 2023, the balance due to Rongde represented borrowings from the related party. The borrowings are interest free. The proceeds from borrowings are for the working capital needs in operations. During the year ended December 31, 2024, the related party waived the liabilities owed by the Company. The Company recorded the waive of liabilities as a credit to the additional paid-in capital.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 11 — COMMITMENTS AND CONTINGENCIES

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

NOTE 12 — EQUITY

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

In August 2024, the Company issued 48,000,000 ordinary shares to its shareholders, officers, directors and consultants pursuant to 2024 Share Incentive Plan (Note 13).

As of December 31, 2023 and 2024, the Company had issued and outstanding ordinary shares of 121,110,000 and 169,110,000 shares, respectively.

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

NOTE 13 — SHARE BASED COMPENSATION

On August 30, 2024, the Company adopted a 2024 Share Incentive Plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 48,000,000 ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan. The Company entered into agreements with certain consultants on September 10, 2024 and granted them a total of 11,400,000 ordinary shares, and entered into agreements with certain key employees on September 10, 2024, and granted them a total of 26,100,000 ordinary shares. These shares are granted as awards for their services, the total value of the shares was $5,625,000 based on the closing stock price of $0.90 on the respective grant dates. The total number of ordinary shares available for future grants under the 2024 Plan as of the December 31, 2024 is 10,500,000 shares. The share-based compensation expense recorded for these shares issued was $5,085,000 for the year ended December 31, 2024. As of December 31, 2024, the unrecognized share-based compensation expense of these shares issued was $540,000.

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

The following table presents revenue by segments for the years ended December 31, 2022, 2023 and 2024, respectively:

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

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 14 — SEGMENT INFORMATION (cont.)

	For the Year Ended December 31, 2023
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	368,798,818	71,373,814	440,536,632
Cost of revenue and related tax	(323,533,990)	(100,811,626)	(424,345,616)
Gross profit	45,264,828	(29,073,812)	16,191,016
Depreciation and amortization	251,572	—	251,572
Net loss	(304,403,355)	(78,409,908)	(382,813,263)

	For the Year Ended December 31, 2024
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	218,765,146	30,066,311	248,831,457
Cost of revenue and related tax	(194,497,858)	(7,493,262)	(201,991,119)
Gross profit	24,267,288	22,573,049	46,840,338
Depreciation and amortization	299,774	—	299,774
Net loss	(29,321,964)	(4,089,008)	(33,410,972)

	December 31, 2023	December 31, 2024
	RMB	RMB
Identifiable long-lived assets, net:
IT related solution services	1,257,860	955,974
Educational content service and other services	—	—
Total	1,257,860	955,974

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

NOTE 15 — SUBSEQUENT EVENT

The Company entered into agreements with certain consultants on February 18, 2025 and February 20, 2025 granted them a total of 4,800,000 ordinary shares under the 2024 Plan. These shares are granted as awards for their services, the total value of the shares was $750,000 based on the closing stock price of $0.92 and $0.94 on the respective grant dates.

The Company has performed an evaluation of subsequent events through April 29, 2025, which was the date of the consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements.

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

Balance Sheets

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash	324,303	—	—
Due from a related party	1,003,476	1,037,396	142,123
Total current assets	1,327,779	1,037,396	142,123

Non-current assets:
Investment in subsidiaries, VIE and VIE’s subsidiaries	—	124,534,284	17,061,127
Amounts due from subsidiaries, VIE and VIE’s subsidiaries	85,581,297	—	—
Total non-current assets	85,581,297	124,534,284	17,061,127
Total assets	86,909,076	125,571,680	17,203,250

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Investment deficits in subsidiaries, VIE and VIE’s subsidiaries	109,361,012	101,812,107	13,948,201
Amounts due to subsidiaries, VIE and VIE’s subsidiaries	—	—	—
Accrued expenses and other liabilities	1,053,376	175,071	23,987
Total current liabilities	110,414,388	101,987,178	13,972,188
Total liabilities	110,414,388	101,987,178	13,972,188

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 16 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
Shareholders’ (deficit) equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 121,110,000 and 169,110,000 issued and outstanding as of December 31, 2023 and 2024)	77,747	112,784	16,910
Additional paid-in capital	238,567,906	318,979,171	44,749,654
Treasury stock		(7,664)	(1,050)
Statutory reserves	23,557,710	23,557,710	3,318,034
Accumulated deficit	(291,805,140)	(325,318,655)	(45,691,491)
Accumulated other comprehensive income	6,096,465	6,261,156	839,005
Total shareholders’ (deficit) equity	(23,505,312)	23,584,502	3,231,062
Total liabilities and shareholders’ (deficit) equity	86,909,076	125,571,680	17,203,250

Statements of Comprehensive Loss

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	5,677,577	(8,549,401)	(41,062,420)	(5,625,528)
Impairment of long-term prepayments	—	(54,923,757)	—	—
Share of (loss) income of subsidiaries, VIEs and VIEs’ subsidiaries	(204,839,384)	(310,027,579)	7,548,905	1,033,939
Net loss	(199,161,807)	(373,500,737)	(33,513,515)	(4,591,589)
Net loss attributable to ordinary shareholders	(199,161,807)	(373,500,737)	(33,513,515)	(4,591,589)
Other comprehensive income
Foreign currency translation adjustments	2,120,397	3,575,835	164,690	22,563
Total other comprehensive income	2,120,397	3,575,835	164,690	22,563
Comprehensive loss	(197,041,410)	(369,924,902)	(33,348,824)	(4,569,026)

Statements of Cash Flows

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash used in operating activities	(3,460,086)	(8,682,450)	(5,180,460)	(709,720)
Net cash (used in) provided by investing activities	(109,865,693)	(21,898,394)	4,772,029	653,765
Net cash provided by (used in) financing activities	140,000,402	(7,797,900)
Effect of exchange rate changes on cash	1,290,142	4,388,627	84,128	11,526
Net increase (decrease) in cash	27,964,765	(33,990,117)	(324,303)	(44,429)
Cash at the beginning of the year	6,349,655	34,314,420	324,303	44,429
Cash at the end of the year	34,314,420	324,303	—	—