Form 20-F
period 2025-12-31
Jianzhi Education Technology Group Co Ltd
filed 2026-04-13
CIK 1852440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Haidian District, Beijing 100086

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing sixty Class A ordinary shares, par value US$0.0001 per share	JZ	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Class A ordinary shares, par value US$0.0001 per share *	N/A	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

517,110,000 ordinary shares, including 462,320,000 Class A ordinary shares and 54,790,000 Class B ordinary shares, issued and outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

●	“ADSs” are to our American depositary shares, each of which represents sixty Class A ordinary shares;

●	“Beijing Sentu” or “VIE Entity” are to Beijing Sentu Education Technology Co., Ltd., a limited liability company established under PRC law;

●	“B2B2C model” are to business-to-business-to-consumer, which is a business model that combines business-to-business and business-to-consumer for a complete product or service transaction;

●	“B2C model” are to business-to-consumer, which is a form of transaction conducted directly between a company and consumers who are the end users of its products or services;

●	“CAGR” are to compound annual growth rate;

●	“China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Company” or “Jianzhi Education” are to Jianzhi Education Technology Group Company Limited;

●	“Class A ordinary shares” are to Class A ordinary shares, par value US$0.0001 per share, of the Company, carrying one vote per share;

●	Class B ordinary shares” are to Class B ordinary shares, par value US$0.0001 per share, of the Company, carrying fifty votes per share;

●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

●	“our WFOE” are to our wholly foreign-owned enterprise Jianzhi Century Technology (Beijing) Co., Ltd.;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“Registered Shareholders” are to the shareholders of Beijing Sentu, namely Beijing Rongde Times Investment Management Co., Ltd., or Rongde Times, Beijing Zhongsi Zhida Investment Management Co., Ltd., or Beijing Zhongsi, Mr. Jinbiao Li and Mr. Meiliang Li;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“VIEs” are to Beijing Sentu Technology Co., Ltd. and its subsidiaries.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.9931 to US$1.00, the noon buying rates on December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 3, 2026, the noon buying rate for Renminbi was RMB6.8824 to US$1.00. Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

ii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information - D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs and Their Respective Shareholders

Jianzhi Education is a Cayman Islands holding company and does not conduct operations directly. The operations in China are conducted through (i) Jianzhi Education’s PRC subsidiaries, including Jianzhi Beijing (the “WFOE”) and its subsidiaries, in which we hold equity ownership interests, and (ii) variable interest entities, namely Beijing Sentu (the “VIE Entity”) and its subsidiaries (collectively, the “VIEs”). The VIEs are consolidated for accounting purpose only and Jianzhi Education does not own any equity interest in the VIEs. Investors are purchasing equity interests in Jianzhi Education, the Cayman holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs. In June 2018, the WFOE entered into a series of contractual arrangements with Beijing Sentu and its shareholders. These agreements or their forms are filed as exhibits to the registration statement on Form F-1 of which this annual report is a part and include: (i) an exclusive business cooperation agreement (the “Exclusive Business Cooperation Agreement”), which enables us to receive substantially all of the economic benefits of Beijing Sentu. Pursuant to the Exclusive Business Cooperation Agreement, Beijing Sentu is obliged to pay service fee to Jianzhi Beijing for the exclusive services such as technical services, Internet support, business consulting, marketing consulting, system integration, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of Beijing Sentu, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. Beijing Sentu agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the Exclusive Business Cooperation Agreement with any third party, except with the prior written consent of Jianzhi Beijing. Beijing Sentu has unconditionally and irrevocably authorized Jianzhi Beijing or its designated person as its agent to (a) sign any necessary documents with third parties (including but not limited to customers and suppliers) on behalf of Beijing Sentu; and (b) to handle all necessary documents and matters which will enable Jianzhi Beijing to exercise all or part of its rights under the Exclusive Business Cooperation Agreement on behalf of Beijing Sentu. And Jianzhi Beijing shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and Beijing Sentu; (ii) a voting rights proxy agreement (the “Voting Rights Proxy Agreement”) and an equity pledge agreement (the “Equity Pledge Agreement”), which provide us with control over Beijing Sentu. Pursuant to the Voting Rights Proxy Agreement, each of the Registered Shareholders, unconditionally and irrevocably appoints Jianzhi Beijing, the authorized director and successor of Jianzhi Beijing or any liquidator replacing the director of Jianzhi Beijing (but excluding those who are shareholders of Beijing Sentu or who may give rise to conflict of interests) to exercise such shareholder’s rights in Beijing Sentu in accordance with PRC laws and the articles of Beijing Sentu. Pursuant to the Equity Pledge Agreement, each of the Registered Shareholders unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in Beijing Sentu together with all related rights thereto to Jianzhi Beijing as security for performance of the Contractual Arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by Jianzhi Beijing as a result of any event of default on the part of the Registered Shareholders, Beijing Sentu and all expenses incurred by Jianzhi Beijing as a result of enforcement of the obligations of the Registered Shareholders and/or Beijing Sentu under the Contractual Arrangements; and (iii) an exclusive option agreement (the “Exclusive Call Option Agreement”), which provides us with the option to purchase all of the equity interests in Beijing Sentu. Pursuant to the Exclusive Call Option Agreement, the Registered Shareholders have unconditionally and irrevocably granted Jianzhi Beijing or its designated purchaser the right to purchase all or part of their equity interests in Beijing Sentu (the “Equity Call Option”). The purchase price payable by Jianzhi Beijing in respect of the transfer of equity interests upon exercise of the Equity Call Option shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the capital contribution in relation to the equity interests. For a detailed discussion of such contractual arrangements, please refer to “Item 4. Information on the Company - C. Organizational Structure - Contractual Arrangements with Beijing Sentu and Its Shareholders.” We exercise control over Beijing Sentu and its subsidiaries and become the primary beneficiary of Beijing Sentu and its subsidiaries for accounting purposes through such Contractual Arrangements, which are less effective than direct ownership. Our control over Beijing Sentu and its subsidiaries and our position of being the primary beneficiary of Beijing Sentu and its subsidiaries for the accounting purposes are limited to the conditions that we met for consolidation of Beijing Sentu and its subsidiaries under U.S. GAAP. Such conditions include that (i) we control Beijing Sentu through power to govern the activities which most significantly impact Beijing Sentu’s economic performance, (ii) we are contractually obligated to absorb losses of Beijing Sentu that could potentially be significant to Beijing Sentu, and (iii) we are entitled to receive benefits from Beijing Sentu that could potentially be significant to Beijing Sentu. Only if we meet the aforementioned conditions for consolidation of Beijing Sentu and its subsidiaries under U.S. GAAP, we will be deemed as the primary beneficiary of Beijing Sentu and its subsidiaries, and Beijing Sentu and its subsidiaries will be treated as our consolidated affiliated entities for accounting purposes. We could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although the aforementioned Contractual Arrangements have been widely adopted by PRC companies seeking for listing aboard, such arrangements have not been tested in any of the PRC courts. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements, which could cause the value of our ADSs to significantly decline or become worthless. See “Item 3. Key Information - D. Risk Factors - Risks Related to Corporate Structure.”

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

Permissions Required from the PRC Authorities for Our Operations

As of the date of this annual report, as advised by DeHeng Law Offices, our counsel as to PRC law, our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities for the business operations we and the VIEs conduct in the PRC, including the value-added telecommunications business operating license, license for production and operation of radio and television programs and operating license of publication. For a list of licenses and approvals that our WFOE and the VIEs are required to obtain for the operations we and the VIEs conduct in China as of the date of this annual report, see “Item 4. Information on the Company - B. Business Overview - Licenses and Approvals.” However, we cannot assure you that our PRC subsidiaries and the VIEs are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our and the VIEs’ present or future business. If our PRC subsidiaries and the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend the VIEs’ online educational content services, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs. For risks relating to licenses and approvals required for our and the VIEs’ operations in China, see “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - The VIEs face risks and uncertainties in the licensing and approval requirements of the VIEs’ online educational content services. If the VIEs fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for online education in China, financial condition and results of operations may be materially and adversely affected.”

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

As advised by DeHeng Law Offices, as the Overseas Listing Trial Measures and the Negative List 2024 were newly promulgated, and due to the lack of further clarifications or detailed rules and regulations, DeHeng Law Offices, our counsel as to PRC law, have further advised us that, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the PRC regulatory agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that PRC regulatory agencies, including the CSRC, would take the same view as they do. We cannot assure you that we and the VIEs can fully or timely comply with such laws. If it is determined that the approval of CSRC or other PRC government authorities is required for future offerings, or if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for future offerings, we may be unable to obtain a waiver of such approval requirements, and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining approvals from the CSRC or other PRC regulatory agencies for future offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. For risks related to the oversight of the CAC and approval of the CSRC and other PRC government authorities, please refer to “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - It is unclear whether we and the VIEs will be subject to the oversight of the CAC and how such oversight may impact us. Our and the VIEs’ business could be interrupted or we and the VIEs could be subject to liabilities which may materially and adversely affect the results of our and the VIEs’ operation and the value of your investment” and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - The approval of the CSRC or other equivalent PRC government authorities may be required in connection with our future offerings under current PRC laws, regulations and rules. Any action by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors.”

We and the VIEs have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings, including future offerings. For risks relating to regulatory approvals on overseas listings, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - The approval of the CSRC or other equivalent PRC government authorities may be required in connection with our future offerings under current PRC laws, regulations and rules. Any action by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors.”

Cash and Asset Flows through Our Organization

For the year ended December 31, 2018, Jianzhi Beijing, our WFOE, provided a loan of RMB36.1 million to Beijing Sentu, the VIE Entity. For the year ended December 31, 2019, Jianzhi Beijing, our WFOE, provided a loan of RMB24.4 million to Beijing Sentu, the VIE Entity (the “2019 Loan”). For the year ended December 31, 2020, Beijing Sentu, the VIE Entity, paid off the 2019 Loan and provided a loan of RMB13.7 million to Jianzhi Beijing, our WFOE. For the year ended December 31, 2021, Beijing Sentu, the VIE Entity, provided another loan of RMB52.4 million to Jianzhi Beijing, our WFOE. For the year ended December 31, 2022, Beijing Sentu, the VIE Entity, received repayments from Jianzhi Beijing, our WFOE, in the amount of RMB36.5 million. For the year ended December 31, 2023, Beijing Sentu, the VIE Entity, provided loans totaling RMB11.9 million to one of subsidiaries of Jianzhi Beijing, meanwhile Beijing Sentu received no repayments from Jianzhi Beijing. For the year ended December 31, 2024, Beijing Sentu, the VIE Entity, provided loans totaling RMB4.3 million to one of subsidiaries of Jianzhi Beijing, meanwhile Beijing Sentu received no repayments from Jianzhi Beijing. For the year ended December 31, 2025, Beijing Sentu, the VIE Entity, provided loans totaling RMB0.24 million (US$0.3 million) to Jianzhi Beijing and Sentu Shuzhi. Such loans were recorded under “net cash provided by (used in) financing activities” in the VIE Consolidation Schedule. See “Item 3. Key Information - VIE Consolidation Schedule.” In addition, Beijing Sentu, the VIE Entity, transferred the copyright ownership of educational video content to Jianzhi Beijing, our WFOE, in 2020, which had a total value of RMB22.2 million. From January 1, 2026 to date, Beijing Sentu received repayments from Jianzhi Beijing and Sentu Shuzhi in the amount of RMB0.44 million (US$0.06 million) The aforementioned assets transfers were for business operation purposes.

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

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information - D. Risk Factors - Risks Related to the ADSs - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

For a condensed consolidation schedule and consolidated financial statements depicting the results of operations, financial position, and cash flows for Jianzhi Education and the VIEs, see “Item 3. Key Information - VIE Consolidation Schedule.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in our ADSs on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, or any year thereafter, and, as a result, an exchange may determine to delist our ADSs. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which was signed into law on December 29, 2022 and contained, among other things, an identical provision. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, such that the ADSs could be prohibited from trading in the United States as early as 2024. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was not subject to this determination. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its prior determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Although we believe that the HFCA Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China.”

VIE Consolidation Schedule

The following table sets forth the summary consolidating balance sheets data as of December 31, 2024 and 2025 of (i) the parent company, Jianzhi Education Technology Group Company Limited, (ii) its subsidiaries, which include Jianzhi Education Group Company Limited, Jianzhi Education Technology (HK) Company Limited, Hong Kong Sentu Education Technology Ltd., and Jianzhi. Inc. (iii) WFOE and its subsidiaries, which include Jianzhi Century Technology (Beijing) Co., Ltd., Beijing Sentu Lejiao Information Technology Co., Ltd. and Sentu Shuzhi Technology (Beijing) Co., Ltd., and (iv) the VIE Entity, Beijing Sentu Education Technology Co., Ltd., and its subsidiaries including Shanghai Ang’you Internet Technology Co., Ltd., Guangzhou Xingzhiqiao Information Technology Co., Ltd., Guangzhou Lianhe Information Education Technology Co., Ltd. and Wuhan Crossboarder Information Co., Ltd., and the summary of the consolidating statement of operations and cash flows for the years ended December 31, 2024 and 2025. Our (including the VIEs’) consolidating financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our (including the VIEs’) consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2025
	Parent		Subsidiaries		WFOE and its subsidiaries		The VIEs		Eliminations		Consolidated Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Cash	1,978	283	108	15	89	13	5,993	857	-	-	8,168	1,168
Total current assets	2,970	425	36,861	5,272	10,807	1,546	34,729	4,964	-	-	85,367	12,207
Investment in subsidiaries and VIE’s	-	-	26,954	3,854	-	-	-	-	(26,954)	(3,854)	-	-
Total non-current assets	-	-	26,954	3,854	19,164	2,740	749	107	(26,954)	(3,854)	19,912	2,847
Amounts due from subsidiaries, the VIE and its subsidiaries	150,738	21,555	-	-	-	-	28,182	4,030	(178,920)	(25,585)	-	-
Total assets	153,708	21,980	63,815	9,126	29,971	4,286	63,660	9,101	-205,874	(29,439)	105,279	15,054
Deficits in investment in subsidiaries and VIE’s subsidiaries	105,230	15,048	-	-	-	-	-	-	(105,230)	(15,048)	-	-
Amounts due to the parent company and its subsidiaries	-	-	2,861	409	176,059	25,176	-	-	(178,920)	(25,585)	-	-
Total current liabilities	167	24	-	-	12,855	1,839	38,071	5,444	-	-	51,092	7,306
Total non-current liabilities	-	-	-	-	-	-	48	7	-	-	48	7
Total liabilities	105,397	15,072	2,861	409	188,914	27,015	38,119	5,451	(284,150)	(40,633)	51,140	7,313
Total liabilities and shareholders’ equity	153,708	21,980	63,815	9,126	29,971	4,286	63,660	9,101	205,874	-29,439	105,279	15,054

	For the Year Ended December 31, 2025
	Parent		Subsidiaries		WFOE and its subsidiaries		The VIEs		Eliminations		Consolidated Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total revenues	-	-	-	-	51,616	7,381	18,563	2,654	-	-	70,179	10,035
Cost of revenues	-	-	-	-	(50,818)	(7,267)	(6,942)	(993)	-	-	(57,760)	(8,260)
Total operating expenses	(12,321)	(1,762)	(3,615)	(517)	52,155	7,456	(6,862)	(981)	-	-	29,357	4,196
Share of loss of subsidiaries, VIEs and VIEs’ subsidiaries	(3,418)	(489)	-	-	-	-	-	-	3,418	489	-	-
Net (loss) income	(15,739)	(2,251)	(3,594)	(514)	(5,758)	(821)	5,373	768	3,418	489	(16,300)	(2,329)

	For the Year Ended December 31, 2025
	Parent		Subsidiaries		WFOE and its subsidiaries		The VIEs		Eliminations		Consolidated Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(1,827)	(261)	(4,367)	(624)	(8,982)	(1,321)	5,431	777	-	-	(9,745)	(1,429)
Net cash (used in) provided by investing activities	(31,630)	(4,523)	3,192	456	475	69	(551)	(79)	-	-	(28,514)	(4,077)
Net cash provided by (used in) financing activities	35,434	4,930	-	-	(1,400)	(200)	-	-	-	-	34,034	4,730

	As of December 31, 2024
	Parent	Subsidiaries	WFOE and its subsidiaries	The VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cash	-	1,408	9,941	1,113	-	12,462
Total current assets	1,038	7,184	50,642	13,913	-	72,777
Investment in subsidiaries and VIE’s	-	28,190	-	-	(28,190)	-
Total non-current assets	-	35,280	18,995	2,845	(28,190)	28,930
Amounts due from subsidiaries, the VIE and its subsidiaries	124,534	-	-	-	(124,534)	-
Total assets	125,572	42,464	69,637	16,758	(152,724)	101,707
Deficits in investment in subsidiaries and VIE’s subsidiaries	101,812	-	-	-	(101,812)	-
Amounts due to the parent company and its subsidiaries	-	2,929	121,605	-	(124,543)	-
Total current liabilities	175	-	46,679	24,192	-	71,046
Total non-current liabilities	-	-	388	300	-	688
Total liabilities	101,987	2,929	168,672	24,492	(226,346)	71,734
Total liabilities and shareholders’ equity	125,572	42,464	69,637	16,758	(152,724)	101,707

		For the Year Ended December 31, 2024
	Parent	Subsidiaries	WFOE and its subsidiaries	The VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	-	-	204,359	44,473	-	248,832
Cost of revenues	-	-	(179,965)	(22,026)	-	(201,991)
Total operating expenses	(41,063)	(951)	(13,484)	(11,724)	-	(67,221)
Share of loss of subsidiaries, VIEs and VIEs’ subsidiaries	7,549	-	-	-	(7,549)	-
Net (loss) income	(33,514)	(1,511)	11,145	(1,938)	(7,549)	(33,412)

	For the Year Ended December 31, 2024
	Parent	Subsidiaries	WFOE and its subsidiaries	The VIEs	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash (used in) provided by operating activities	(5,180)	(3,126)	15,880	2,934	-	10,508
Net cash provided by (used in) investing activities	4,772	(2,970)	(14,001)	(4,520)	-	(16,719)
Net cash (used in) provided by financing activities	-	(7,219)	7,980	-	-	761

The following table represents the roll-forward of the investments/(deficits in investments) in our subsidiaries, the VIE Entity and the VIE Entity’s subsidiaries:

RMB
(in thousands)
As of December 31, 2024	(101,812)
As of December 31, 2025	(105,230)

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Item 3. Key Information - D. Risk Factors” in this annual report for a more thorough description of these and other risks.

We and the VIEs face risks and uncertainties in realizing business objectives and executing strategies, including:

●	We and the VIEs face intense competition within each of the business segments, which may affect the business, financial condition and results of operations of us and the VIEs. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - We and the VIEs face intense competition within each of the business segments. If we and the VIEs are unable to compete effectively, we and the VIEs could face pricing pressure and loss of market share, the revenue and gross profit may be significantly reduced, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs;”

●	Our and the VIEs’ historical financial and operating results may not be indicative of the future performance and our and the VIEs’ financial and operating results may be difficult to forecast. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - Our and the VIEs’ historical financial and operating results may not be indicative of the future performance and our and the VIEs’ financial and operating results may be difficult to forecast;”

●	We and the VIEs have a history of net loss and we may not be able to achieve or subsequently maintain profitability. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - We have a history of net loss and we may not be able to achieve or subsequently maintain profitability;”

●	We and the VIEs are subject to risks in connection with customer base. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - If we and the VIEs are unable to retain existing customers and/or expand the customer base, we and the VIEs may not be able to maintain growth and our and the VIEs’ revenue may decline, which may materially and adversely affect our and the VIEs’ business, financial condition and results of operations;”

●	We and the VIEs are subject to risks associated with brand recognition and market reputation. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - The business of us and the VIEs is heavily dependent on the brand recognition and market reputation of us and the VIEs;”

●	We and the VIEs have recorded thin gross profit margins for some of the products. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - We and the VIEs have recorded thin gross profit margins for some of the products;”

●	Our and the VIEs’ business relies heavily on a limited number of promotion companies. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - Our and the VIEs’ business relies heavily on a limited number of promotion companies;”

●	We and the VIEs are subject to credit risk. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - We and the VIEs are subject to credit risk in collecting trade receivables due from our and the VIEs’ customers;”

●	We and the VIEs are subject to risks relating to the significant impairment charges against the intangible assets. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - Significant impairment charges against the intangible assets of us and the VIEs could materially impact our and the VIEs’ financial position and results of operations;”

●	We and the VIEs are subject to goodwill impairment risks. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - Goodwill impairment could negatively affect our and the VIEs’ results of operations;”

●	We and the VIEs may fail to manage growth effectively. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - Failure to manage our and the VIEs’ growth effectively could have an adverse effect on the business, financial condition and results of operations of us and the VIEs;”

●	The VIEs are subject to the risks in connection with educational content offerings. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - If the VIEs are unable to timely improve or expand the VIEs’ educational content offerings in a cost-effective manner to make them appealing to existing and prospective customers, the business, financial condition and results of operations of us and the VIEs may be materially and adversely affected;”

●	Jianzhi Education is a Cayman Islands holding company operating in China through its subsidiaries and contractual arrangements with Beijing Sentu. Investors in the Securities thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the VIEs’ operations in China. See “Item 3. - D. Risk Factors - Risks Related to Corporate Structure - Jianzhi Education is a Cayman Islands holding company operating in China through its subsidiaries and contractual arrangements with Beijing Sentu. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the majority of our and the VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Beijing Sentu and, consequently, significantly affect the financial condition and results of operations of Jianzhi Education. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Beijing Sentu, which may materially and adversely affect our and the VIEs’ operations and the value of your investment;”

●	Our contractual arrangements with Beijing Sentu and its shareholders may not be as effective in providing operational control as direct ownership, and Beijing Sentu’s shareholders may fail to perform their obligations under the contractual arrangements. See “Item 3. - D. Risk Factors - Risks Related to Corporate Structure - We rely on contractual arrangements with Beijing Sentu and its shareholders for our and the VIEs’ operations in China, which may not be as effective in providing operational control as direct ownership, and Beijing Sentu’s shareholders may fail to perform their obligations under the contractual arrangements;”

●	Shareholders of Beijing Sentu may have conflicts of interest with us. See “Item 3. - D. Risk Factors - Risks Related to Corporate Structure - The shareholders of Rongde Times and Beijing Zhongsi and individual shareholders of Beijing Sentu may have conflicts of interest with us, which may materially and adversely affect our and the VIEs’ business;”

●	The PRC government has significant authority to exert influence on the China operations of an offshore holding company. See “Item 3. - D. Risk Factors - Risks Related to Doing Business in China - The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the VIEs’ business, financial condition, and results of operations;”

●	There are uncertainties in the PRC legal system. Some rules and regulations in China might change quickly with little advance notice. The interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See “Item 3. - D. Risk Factors - Risks Related to Doing Business in China - Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the VIEs’ business operations, and severely damage our and the VIEs’ reputation, which would materially and adversely affect our and the VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless;”

●	We are subject to risks relating to approvals of PRC government authorities in connection with future offerings. See “Item 3. - D. Risk Factors - Risks Related to Doing Business in China - The approval of the CSRC or other equivalent PRC government authorities may be required in connection with our future offerings under current PRC laws, regulations and rules. Any action by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors;” and

●	Our auditors is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis. Although we believe that the Holding Foreign Companies Accountable Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect or investigate our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ADSs are delisted by the exchange. The delisting or prohibition of trading of our ADSs, or the threat of our ADSs being delisted or prohibited from trading, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.”

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

During the years ended December 31, 2024 and 2025, IT related solution services accounted for a large part of the revenue from us and the VIEs. For the years ended December 31, 2024 and 2025, the revenue from the VIEs’ IT related solution services accounted for approximately 88.0% and 74.1%, respectively, of total revenue from us and the VIEs. The relative expansion of IT related services revenue contribution stems from the scaling down of educational content service. See “Item 5. Operating and Financial Review and Prospects - Key Components of Results of Operations - Net Revenues” in this annual report for details. The financial condition and results of operations of us and the VIEs may fluctuate due to a number of other factors, many of which are beyond our and the VIEs’ control, including:

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

During years ended December 31, 2023, 2024 and 2025, we and the VIEs also enjoyed certain favorable regulatory treatment, particularly value-added tax refunds, VAT input tax surplus deduction, VAT refund policy for software enterprises, and government subsidies. However, it is in the local government authorities’ sole discretion, subject to relevant PRC laws, regulations and policies, to decide whether and when to provide tax refunds and government subsidies to us. We and the VIEs cannot assure you that we and the VIEs will be able to receive tax refund or government subsidies of the same level or at all in the future.

We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.

We have incurred net loss of RMB382.8 million, RMB33.4 million and RMB16.3 million (US$2.3 million) in 2023, 2024 and 2025, respectively. The net losses incurred in 2023 were primarily attributable to impairment charges on intangible assets. The loss in 2024 was mainly driven by share-based compensation expenses (ESOP), which increased administrative expenses by RMB36.4 million. The loss in 2025 was mainly driven by our gross profit margin was lower than operating expenses as a result of decrease in revenues. We expect our costs and expenses to maintain stable or slightly increase in absolute amounts as we enhanced cost and expenses control in 2025, which may further increase in the future as we aim to continue to grow our business. Moreover, we intend to continue to invest substantially in the foreseeable future in improving our technologies, and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously in absolute amount. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to reduce the loss margin, our profitability may be adversely affected. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss with no assurance that we will eventually achieve our intended long-term benefits or profitability.

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

Certain profitable business also has less profitable components and our and the VIEs’ overall profitability can fluctuate due to product mix. The VIEs’ mobile video package business has recorded lower margins over the years ended December 31, 2024 and 2025. The VIEs incurred substantial amounts of promotion fees in connection with mobile video packages as the VIEs are new to the B2C online educational content services market and need to aggressively use third party promotion companies to attract users while we and the VIEs build the reputation of our and the VIEs’ products in this market. While the VIEs have started to take steps to try to control promotion costs for such business, including re-negotiating payment terms with promotion companies in 2019, promotional costs still remain at a relatively high level. The VIEs’ special limited content mobile video package offered for redemption by mobile users of China Telecom is low margin in nature due to substantial promotion costs involved. And since the year of 2022, Guangzhou Xingzhiqiao terminated business corporation with an authorized agent of a China’s leading telecommunication service provider. The VIEs’ Light Class mobile video package launched via a subscription account on WeChat in April 2019 also recorded relatively low gross profit margin as the VIEs incurred high promotion costs and amortized technical development costs incurred in connection with setting up the VIEs’ subscription account on WeChat for Light Class. The VIEs will try to lower costs in the future. However, we cannot assure you that the VIEs will be able to control promotion costs or otherwise raise the gross profit margin for this business in the future. If the VIEs fail to control the costs in connection with mobile video package products, the overall profit margin, financial condition or results of operation of us and the VIEs may be materially and adversely affected.

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

In particular, the VIEs are reliant on a limited number of promotion companies for Fish Learning mobile video package placed on the platform of Tianyi Video, and costs of such promotional expenses account for an extremely large part of the VIEs’ sales. The VIEs engaged 1 promotion company for the year ended December 31, 2024 to provide promotion services for the VIEs’ education content. The VIEs did not engage promotion company for the year ended December 31, 2025. As of the date of this annual report, the VIEs expect contracts with the VIEs’ current promotion service suppliers will not be renewed upon expiration. However, to the extent that these suppliers cease to provide promotion services for any reason and the VIEs are not able to find a suitable alternative promotion companies for such promotion services in a timely manner or at favorable rates, the sales and results of operations of us and the VIEs could be materially and adversely affected.

We and the VIEs are subject to credit risk in collecting trade receivables due from our and the VIEs’ customers.

The general credit terms we and the VIEs granted to customers for the three years ended December 31, 2025 ranged from 10 to 180 days for customers of our IT related solution services, and from 20 to 180 days for customers of the VIEs’ educational content service and other services. In 2024 and 2025, trade receivables decrease mainly due to the facts that we and the VIEs took intensified measure to collect the trade receivables. As a result, we have successfully collected the majority of trade receivables from our and the VIE’s major clients. As of December 31, 2025, our and the VIEs’ accounts receivable was RMB22.5 million (US$3.2 million), representing a decrease of RMB14.0 million (US$2.0 million) from RMB36.5 million as of December 31, 2024. The decrease was primarily attributable to decrease of revenues for the year ended December 31, 2025. The Company’s performance, liquidity and profitability could be materially adversely affected if significant amounts due to the Company, its wholly-owned subsidiaries and VIEs are not settled on time. The bankruptcy or deterioration of the credit condition of any of our and the VIEs’ major customers could also materially and adversely affect our and the VIEs’ business.

Significant impairment charges against the intangible assets of us and the VIEs could materially impact our and the VIEs’ financial position and results of operations.

Our and the VIEs’ intangible assets amounted to RMB1.0 million and RMB0.7 million, respectively, as of December 31, 2024 and 2025, which mainly comprised recognition of software and technologies.

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

For the year ended December 31, 2022, Guangzhou Xingzhiqiao terminated business partnership with a major customer and we and the VIEs provided full impairment of RMB7.7 million against goodwill. For the years ended December 31, 2024 and 2025, respectively, we and the VIEs did not accrue any goodwill impairment. We and the VIEs perform the impairment test of goodwill annually, or more frequently if events or changes in circumstances indicate a potential impairment. It should be noted that the goodwill impairment tests involve our and the VIEs’ estimates and are based on certain assumptions on future performance of the relevant cash generating unit and other factors, such as terminal growth. Many of these factors are neither predictable nor within our and the VIEs’ control. If actual events in the future differ adversely from our and the VIEs’ assumptions resulting in the recoverable amount being lower than the carrying amount of the cash generating unit, we and the VIEs may need to set aside impairment provisions, which could adversely affect the financial condition and results of operations of us and the VIEs.

Failure to manage our and the VIEs’ growth effectively could have an adverse effect on the business, financial condition and results of operations of us and the VIEs.

The revenues from us and the VIEs were RMB440.5 million, RMB248.8 million and RMB70.2 million (US$10.0 million) in 2023, 2024 and 2025, respectively. Our and the VIEs’ growth places a significant strain on the management, operations, sales and marketing, as well as capital and other resources of us and the VIEs. To manage our and the VIEs’ growth, we and the VIEs need to continue to grow the customer base, expand the VIEs’ educational content, hire qualified and experienced staff, as well as strengthen our and the VIEs’ technological platforms and systems. If we and the VIEs fail to efficiently manage the rapid growth of business, our and the VIEs’ costs of operations may increase significantly and we and the VIEs may not be able to attract a sufficient number of customers and qualified personnel, respond to competitive challenges, or otherwise execute our and the VIEs’ business plans. In addition, we and the VIEs may, as part of carrying out growth strategies, adopt new initiatives to offer additional services and to implement new pricing models and strategies. Starting in late 2018, the VIEs have also offered mobile users of China Telecom the option to redeem their reward points with China Telecom for courses in a special limited content mobile video package containing courses related to artificial intelligence and big data. Starting from April 2019, the VIEs have also begun offering content directly to individual customers via the VIEs’ Light Class product accessible via a subscription account on WeChat. In the future, we expect to focus on providing the VIEs’ educational content via the platforms of Tianyi Video and other major telecommunications providers and the VIEs’ self-developed mobile application, which we believe will contribute a significant percentage of total revenue from us and the VIEs. However, we cannot assure you that any of our and the VIEs’ business initiatives will achieve the anticipated results. These proposed business plans may not be well received by our and the VIEs’ existing or prospective customers, which could damage our and the VIEs’ reputation and business prospects, or they may not achieve the desired financial results, which could have a material and adverse effect on the business, financial condition and results of operations of us and the VIEs.

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

In addition to word-of-mouth referrals, we and the VIEs also rely on our and the VIEs’ sales and marketing efforts to increase the customer base. Our and the VIEs’ selling and distribution expenses primarily include staff costs and marketing costs. We and the VIEs incurred sales and marketing expenses of RMB7.6 million, RMB6.9 million and RMB5.7 million (US$0.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We expect our and the VIEs’ selling and distribution expenses to increase in the future as we and the VIEs further expand our and the VIEs’ operations.

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

The VIEs have developed a large, diversified database of educational content, including video courses, industry reports and case studies, among other materials, primarily focusing on employment, entrepreneurship and IT related skills. See “Item 4. Information on the Company - B. Business Overview - Educational Content and Content Development” for further details. This database of educational content serves as the cornerstone of the VIEs’ educational content services business, including both the VIEs’ B2B2C online learning platforms and B2C mobile video businesses. To the extent the type of content, and sometimes even the specific materials, overlap between the VIEs’ different products, these products might compete with each other for customers. While the VIEs largely target different groups of customers with regard to B2B2C and B2C products to minimize the risk of cannibalization among the VIEs’ different products, there may be some overlap and there can be no assurance that the VIEs’ promotion of new products will not adversely affect the VIEs’ sales of existing products. To the extent sales of certain of the VIEs’ products result in decreased sales of other of the VIEs’ products, our and the VIEs’ overall growth may be constrained and the business, financial condition and results of operations of us and the VIEs may be adversely affected.

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

In 2024, we adopted the 2024 Equity Incentive Plan, or the 2024 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2024 Plan is 48,000,000. As of the date of this report, the number of underlying shares pursuant to the outstanding share awards granted under the 2024 Plan amounted to 48,000,000 ordinary shares. See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-2024 Equity Incentive Plan.”

In 2025, we recorded RMB10.2 million (US$1.4 million) in share-based compensation expenses. We believe the grant of restricted shares and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant different types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

A material weakness in our internal control over financial reporting was identified as of December 31, 2023, 2024 and 2025. According to the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel to formalize and implement key controls over the financial reporting process to prepare, review and report financial information based on the U.S. GAAP and SEC reporting requirements. The material weakness, if not remediated timely, may lead to material misstatements in the consolidated financial statements in the future.

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

Maintaining platform security is of critical importance to us because we and the VIEs store and transmit proprietary and confidential information, including IP addresses and users’ telephone numbers, which is primarily stored in our and the VIEs’ digital database. To ensure the confidentiality and integrity of our and the VIEs’ data, we and the VIEs maintain a comprehensive and rigorous data security program. For example, we and the VIEs have implemented some data encryption measures to ensure secured storage and transmission of data, and prevent any unauthorized access or use of the data of our and the VIEs’ users. See “Item 4. Information on the Company - B. Business Overview - Data Privacy and Security.” These measures, however, may not be as effective as we anticipate. As an online educational content service provider, we and the VIEs face an increasing number of threats to our and the VIEs’ platform and computer systems, including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, phishing attacks, and organized cyberattacks, any of which could breach our and the VIEs’ security and disrupt our and the VIEs’ platform and technology infrastructure. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. We and the VIEs have implemented certain safeguards and processes to thwart hackers and protect the data in our and the VIEs’ platform and computer systems. If the unauthorized access to users’ data is detected by our and the VIEs’ security program, we and the VIEs will be informed and take measures to block the skeptical access. However, our and the VIEs’ efforts to maintain the security and integrity of our and the VIEs’ platform, and the cybersecurity measures taken by our and the VIEs’ third-party service providers may be unable to anticipate, detect or prevent all attempts to compromise our and the VIEs’ systems. If our and the VIEs’ security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, it could result in the loss or misuse of or authorized third-party access to proprietary and confidential student, teacher, parent, employee and company information, which could subject us to liability, interrupt our and the VIEs’ business or adversely affect our and the VIEs’ reputation, potentially over an extended period of time.

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

During the years ended December 31, 2023, 2024 and 2025, the VIEs entered into promotion and distribution agreements with a third party agent to promote and sell certain of the VIEs’ educational content to higher education institutions and public libraries. There is no assurance that the VIEs are able to renew the distribution agreements with such third party agent on favorable terms or at all or such agent will continue to place orders with us. These events may occur if the VIEs fail to maintain good business relationship with the agent or it may switch to distribute similar products from our competitors, which are capable of providing them with more preferential terms. If such event occurs, the VIEs may incur more costs to identify and appoint replacement agent or sell the products by themselves, the financial condition and results of operations of us and the VIEs could be adversely affected.

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

For the year ended December 31, 2025, three customers accounted for 31%, 31% and 7% of the Company’s total revenue, respectively. For the year ended December 31, 2024, three customers accounted for 37%, 24% and 5% of the Company’s total revenue, respectively. For the year ended December 31, 2023, our and the VIEs’ four customers accounted for 21%, 16%, 12% and 11% of total revenue from us and the VIEs, respectively. Although we and the VIEs plan to continue to expand our and the VIEs’ client base, launch more products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we and the VIEs will be able to succeed or that such client concentration will decrease. If we and the VIEs fail to retain our and the VIEs’ top clients, our and the VIEs’ overall income may decrease and the financial condition and results of operations of us and the VIEs may be materially and adversely affected.

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

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our and the VIEs’ employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. During the year ended December 31, 2022, we and the VIEs failed to make full contribution to the social insurance plans and housing provident fund for some of our and the VIEs’ employees based on their actual wages. In 2022, the aggregate amount of outstanding contributions which should have been made was RMB0.7 million. In 2025, we and the VIEs paid up all previous outstanding contributions and made full contribution to the social insurance plans and housing provident fund. As of the date of this annual report, we and the VIEs have made full contribution to the social insurance plans and housing provident fund.

In respect of the social insurance, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. During the years ended December 31, 2023 and 2024, the VIEs have received several written letters issued by local human resources and social security bureau confirming that no acts of violation in labor laws and regulations have been found and no administrative penalties have been imposed by relevant PRC governmental authorities. The VIEs have applied for such letter for the year ended December 31, 2025 and expect to receive it soon. The VIEs have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. In addition, we have obtained an undertaking from our controlling shareholder to indemnify us against any loss arising from our and the VIEs’ failure to make adequate contributions to the social insurance and housing provident fund. However, if are subject to late fees or fines in relation to the underpaid employee benefits, the financial condition and results of operations of us and the VIEs may be adversely affected.

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

Current PRC laws and regulations impose certain restrictions and prohibitions on foreign ownership of companies that engage in radio and television program production and operation business and value-added telecommunications business. Specifically, the production and operation of radio and television programs is generally classified as a prohibited area for foreign investment and foreign ownership of a company providing value-added telecommunications services may not exceed 50%.

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

We have designated individuals who are PRC nationals to be the shareholders of Rongde Times and Beijing Zhongsi and individual shareholders of Beijing Sentu. These individuals may have conflicts of interest with us. As of December 31, 2025, Beijing Sentu was owned by Rongde Times as to 54.79%, which is beneficially owned by Ms. Peixuan Wang and her spouse, by Beijing Zhongsi as to 22.99%, which is beneficially owned by Ms. Jingru Li and six other individuals, by Mr. Li Meiliang as to 19.16% and by Mr. Jinbiao Li as to 3.26%. Conflicts of interest may arise between the roles of Ms. Peixuan Wang, as director and/or senior management of our Company and as shareholders of Rongde Times, individual shareholders of Beijing Sentu as well as director and/or senior management of the VIEs.

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

In addition, the PRC State Administration for Market Regulation, or the SAMR, and the PRC Standardization Administration jointly issued the Standard of Information Security Technology - Personal Information Security Specification (2020 edition), which took effect on October 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. Furthermore, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. According to these provisions, no person or entity is allowed to produce, release, or disseminate information that infringes upon the personal information security of children aged below 14. Network operators collecting, storing, using, transferring, or disclosing children’s personal information are required to enact special protections for such information.

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

In utilizing the proceeds of financing activities in the manner described in the section headed “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds - E. Use of Proceeds” in this annual report as an offshore holding company of our PRC subsidiary, we may (i) make loans to our WFOE and the VIEs, (ii) make additional capital contributions to Jianzhi Beijing, (iii) establish new subsidiaries and make additional new capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in the PRC in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example, Jianzhi Beijing may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by applicable PRC laws. See “Item 4. Information on the Company - B. Business Overview - Regulations on Loans by Foreign Companies to their PRC Subsidiaries” for a detailed description of such limits. We may also provide loans to Beijing Sentu according to the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange (“SAFE”) on Adjusting the Macro-prudential Regulation Parameter for Enterprises Cross-border Financing in January 2021, the limit for the total amount of foreign debt of Beijing Sentu is two times of their respective net assets. Moreover, any loans by us to our PRC subsidiaries or VIE are subject to PRC regulations and foreign exchange loan registrations and must be registered with the SAFE, or its local counterparts, or filed with SAFE in its information system. In addition, any loans by us to our PRC subsidiaries or VIE with a term of more than 1 year must also be filed and registered with the National Development and Reform Commission, or the NDRC. We may also decide to finance Jianzhi Beijing by means of capital contributions. There is, in effect, no statutory limit on the amount of capital contribution that we can make to Jianzhi Beijing. This is because there is no statutory limit on the amount of registered capital for Jianzhi Beijing, and we are allowed to make capital contributions to Jianzhi Beijing by subscribing for its increased registered capital. These capital contributions must be recorded with the Ministry of Commerce, or MOFCOM, or its local counterpart.

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

The economy of the PRC experienced significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was a decrease of 0.3% in December 2023, an increase of 0.2% in December 2024 and an increase of 0.8% in December 2025. The PRC overall economy and the average wage in the PRC are expected to continue to grow. Future increases in the PRC’s inflation and material increases in the cost of labor may materially and adversely affect our and the VIEs’ profitability and results of operations unless we and the VIEs are able to pass on these costs to customers by increasing the price of services.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) hold each year a general meeting as our annual general meeting. Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the Class A ordinary shares underlying by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the Class A ordinary shares underlying your ADSs. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs, unless you cancel the ADSs and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our Company to our registered shareholders to convene a general meeting will be ten clear days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instruction, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 40 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. Our board of directors has the authority, subject to re-classification of the authorised share capital of the Company to the extent necessary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, represented by ADS or otherwise. Preferred shares could be issued with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

Our currently effective memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our Class A ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

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

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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

The deposit agreement expressly limits the obligations and liability of us and the depositary. For example, the depositary is not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure). In addition, the depositary and any of its agents also disclaim any liability for (i) any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or the credit-worthiness of any third party, (iv) any tax consequences that may result from ownership of ADSs, Class A ordinary shares or deposited securities, or (v) any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary. These provisions of the deposit agreement will limit the ability of holders or beneficial owners of the ADSs to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

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

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to United States Holders of the ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our Company, will be classified as a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Based on the historical value of our and the VIEs’ assets and composition of our and the VIEs’ income, and our historical market capitalization, we believe we were not a PFIC for the taxable year ending December 31, 2025.

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

If we were to be or become a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information - E. Taxation - United States Federal Income Tax Considerations”) holds the ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such United States Holder. See “Item 10. Additional Information - E. Taxation - United States Federal Income Tax Considerations - Passive Foreign Investment Company.”

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

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

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

If we cannot meet Nasdaq’s continued listing requirements, Nasdaq may delist the ADSs, which could have an adverse impact on the liquidity and market price of the ADSs.

The ADSs were listed on The Nasdaq Global Select Market since August 26, 2022 and were transferred to The Nasdaq Capital Market at the opening of business on October 8, 2024.

On September 12, 2023, we received a letter from the Listing Qualifications Staff of Nasdaq notifying us that, for the previous 30 consecutive business days, the closing bid price for the Company’s ADSs was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until March 11, 2024, to regain compliance under the Listing Rules. On February 15, 2024, we announced a change in ADS to ordinary share ratio from each ADS representing two ordinary shares to each ADS representing six ordinary shares. Such ADS ratio change became effective on February 20, 2024. On March 5, 2024, we received a notification letter from the Nasdaq Listing Qualifications Department, informing the Company that it has regained compliance with Nasdaq Listing Rule 5450(a)(1). Accordingly, the Company has regained compliance, and the matter is closed.

On May 22 and July 26, 2024, Listing Qualifications Staff of Nasdaq notified us of our failure to maintain a minimum of $10,000,000 in stockholders equity and $5,00,000 Market Value of Publicly Held Shares in accordance with Listing Rules 5450(b)1)(A) and 5450(b)(1)(C) respectively. On October 4, 2024, we received a notification letter from the Nasdaq Listing Qualifications Department, informing the Company’s application to list the ADS on The Nasdaq Capital Market has been approved. Our listing was transferred to the Capital Market at the opening of business on October 8, 2024. Upon transfer to The Nasdaq Capital Market these matters was closed.

On August 7, 2024, we received a letter from the Listing Qualifications Staff of Nasdaq notifying us that, for the previous 30 consecutive business days, the closing bid price for the Company’s ADSs was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until February 3, 2025, to regain compliance under the Listing Rules. On November 27, 2024, we received a notification letter from the Nasdaq Listing Qualifications Department, informing the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2). Accordingly, the Company has regained compliance, and the matter is closed.

On January 15, 2025, we received a letter from the Listing Qualifications Staff of Nasdaq notifying us that, for the previous 30 consecutive business days, the closing bid price for the Company’s ADSs was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until July 14, 2025, to regain compliance under the Listing Rules. On June 12, 2025, we announced another change in ADS to ordinary share ratio from each ADS representing six ordinary shares to each ADS representing sixty ordinary shares. Such ADS ratio change became effective on June 16, 2025. On July 14, 2025, we received a notification letter from the Nasdaq Listing Qualifications Department, informing the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2). Accordingly, the Company has regained compliance, and the matter is closed.

We cannot assure you that we will regain compliance or remain in compliance with all applicable requirements for continued listing on The Nasdaq Capital Market. If we fail to sustain compliance with all applicable requirements for continued listing on The Nasdaq Capital Market, the ADSs may be subject to delisting by Nasdaq. This could inhibit the ability of holders of the ADSs to trade their ADSs in the open market, thereby severely limiting the liquidity of such ADSs. Although holders of the ADSs may be able to trade such ADSs on the over-the-counter market, there can be no assurance that this would occur. Further, the over-the-counter market provides significantly less liquidity than Nasdaq and other national securities exchanges, is thinly traded and highly volatile, has fewer market makers and is not followed by analysts. As a result, your ability to trade or obtain quotations for these securities may be more limited than if they were quoted on Nasdaq or other national securities exchanges.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Our dual-class voting structure could limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 50 votes per share. Each of our ADS is represented by 60 Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and businesses, appointment of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our founder, Ms. Peixuan Wang, will have considerable influence over us and our corporate matters.

Our founder, Ms. Peixuan Wang, who currently own 1.93% of our ordinary shares issued and outstanding, representing 49.63% of our total voting power. Ms. Peixuan Wang has considerable power to control actions that require shareholder approval under Cayman Islands law, such as amendment of our memorandum and articles of association, liquidation, increase or subdivision of share capital, re-classification of shares in our share capital or change of name and approval of major corporate transactions, such as a Cayman Islands statutory merger or consolidation. This control will limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

On June 12, 2025, the Company announced another change in ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing sixty ordinary shares. Such ADS Ratio Change is expected to become effective at the beginning of trading on or about June 16, 2025.

On July 17, 2025, the Company held an extraordinary general meeting and passed the following resolutions: (i) resolved as an ordinary resolution, that the Company’s authorized share capital be amended with immediate effect by: (a) re-designating and re-classifying 400,000,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) as 400,000,000 Class A ordinary shares, where the rights of the existing ordinary shares shall be the same as the Class A ordinary shares; and (b) cancelling 100,000,000 authorized but unissued ordinary shares and creating a new class of shares comprising of 100,000,000 Class B ordinary shares, which will be entitled to fifty (50) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into (a) 400,000,000 Class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each (collectively, the “Share Capital Reorganization”); (ii) resolved as an ordinary resolution, that the authorized share capital of the Company be increased with effect immediately after the Share Capital Reorganization taking effect from US$50,000 divided into (a) 400,000,000 Class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each to US$1,000,000 divided into (a) 9,900,000,000 Class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each, by creation of an additional 9,500,000,000 Class A ordinary shares of a par value of US$0.0001 each (the “Increase of Authorized Share Capital”); (iii) resolved as a special resolution, that the proposed second amended and restated memorandum and articles of association of the Company (the “Second Restated MAA”) be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of the Company with effect immediately after both the Share Capital Reorganization and the Increase of Authorized Share Capital taking effect; (iv) resolved as a special resolution, that subject to the Share Capital Reorganization, Increase of Authorized Share Capital and Second Restated MAA taking effect and the Company’s receipt of the consent to repurchase and application for shares duly executed by RongDe Holdings Limited (“RongDe”), 54,790,000 Class A ordinary shares held by RongDe be repurchased by the Company in consideration of and out of the proceeds of the Company’s new issuance of 54,790,000 Class B ordinary shares to RongDe; and (v) resolved as an ordinary resolution, that the extraordinary general meeting be adjourned to a later date or dates, if necessary.

In October 2025, the Company offered 5,800,000 ADSs, representing 348,000,000 Class A ordinary shares of the Company, directly to certain investors.

On January 19, 2026, the Company entered into a private placement agreement with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act of 1933, as amended) for a private placement of (i) 300,240,000 Class A ordinary shares with par value of $0.0001 each and (ii) 600,480,000 Warrants, each to purchase one (1) Class A ordinary share at an initial exercise price of $0.0117 per Class A ordinary share that equals to $0.7 per ADS divided by 60 which is the number of Class A ordinary shares representing 1 ADS, provided that in no event shall the exercise price be lower than $0.0033 per Class A ordinary share that equals to $0.20 per ADS divided by 60.

See “Item 3. Key Information -- C. Organizational Structure” for our latest corporate structure.

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

See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resource – Capital Expenditure” for a discussion of our capital expenditures.

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

Leveraging our and the VIEs’ strong capabilities in developing proprietary professional development training content and IT related solutions and success in consolidating educational content and software resources within the industry, we and the VIEs have successfully built up a comprehensive, multi-dimensional digital educational content database and are able to provide customized technological support for educational institutions and other institutional customers. As of December 31, 2025, our and the VIEs’ educational content library consisted of over 42,114 online videos and video courses totaling approximately 11,324 hours, of which more than 87.0% were self-developed. Our and the VIEs’ educational content database offers a wide range of professional development products, including employability skills and entrepreneurship guidance courses, professional skills training courses, skill improvement courses and professional certification quiz banks. We and the VIEs embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through our and the VIE’s omni-channel sales system. As of December 31, 2025, we and the VIEs boasted a highly skilled team of 14 professionals dedicated to content and software development and held 173 copyrighted software products that are instrumental in delivering top-notch design and development services for customized IT systems to our institutional customers.

The VIEs offer educational content products and services under two primary business models:

●	B2B2C Model

●	The VIEs sell subscriptions to proprietary online learning platforms, such as Sentu Academy, to higher education institutions and other academic institutions. These subscriptions allow institutions to grant their students access to the VIEs’ digital educational content database through their respective local campus networks free of charge. As of December 31, 2025, the VIEs offered online learning platform services to approximately 2,000 higher education institutions in China.

●	The VIEs also license to institutional customers, primarily public libraries and video websites, specific content from Sentu Academy chosen by them. These customers pay one-time licensing fees to access content without owning the copyrights, including downloading and storing such content locally. As of December 31, 2025, the VIEs provided services to 30 libraries.

●	B2C Model

●	The VIEs select employability skills and workplace etiquette related content from the educational content database of Sentu Academy, totaling 105.0 hours as of December 31, 2025, and package them as the “Fish Learning” education database. The VIEs cooperate with Tianyi Video, a subsidiary of China Telecommunications Corporation, or China Telecom, and make the Fish Learning database available to individual customers through Tianyi Video’s platform.

●	The VIEs cooperate with of Telefen, a subsidiary of China Telecom, and provide a special mobile video package to China Telecom’s mobile users. The special mobile video package comprises 6 products related to artificial intelligence and big data, in total of approximately 22.5 hours as of December 31, 2025. China Telecom’s mobile users can redeem their reward points for permanent access to the video courses contained in the package.

●	The VIEs compiled video content on entrepreneurship, workplace and IT training from Sentu Academy’s education content database into three Light Class products. The VIEs cooperate with China United Network Communications Group Company Limited, or China Unicom, to offer such Light Class products to their mobile users.

●	The VIEs also offer the Light Class products through WeChat. As of December 31, 2025, we have launched 10 products through WeChat, such as Light Class selected courses monthly subscriptions, Light Class workplace VIP monthly subscriptions and Light Class quarterly subscriptions.

(1) As of December 31, 2025

We are also fully committed to the digitalization and informatization of the education sector in China. Since 2015, we have developed a number of software applications to provide software or customized intelligent solutions tailored to meet the specific needs of educational institutions and other institutional customers. Our major IT solution services included providing (i) design and development of customized IT system service, (ii) procurement and assembling of equipment, and (iii) technological support and maintenance service. We and the VIEs maintain a strong and efficient team for research and development of educational content and software. As of December 31, 2025, our and the VIEs’ R&D team included 14 employees, and we and the VIEs owned 173 proprietary software copyrights. The software used in providing design and development of customized IT systems mainly include: Sentu Desktop Virtualization Software and Sentu Online Learning Software. For the years ended December 31, 2024 and 2025 , revenue derived from IT related solution services accounted for 88.0% and 74.1%, respectively, of our and the VIEs’ total revenue.

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

The revenue from us and the VIEs decreased to RMB440.5 million for the year ended December 31, 2023. The revenue from us and the VIEs decreased to RMB248.8 million for the year ended December 31, 2024. The revenue from us and the VIEs decreased to RMB70.2 million (US$10.0 million) for the year ended December 31, 2025. We recorded net loss of RMB382.8 million, RMB33.4 million and RMB16.3 million (US$2.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Services Provided by Us and the VIEs

Educational Content Services and Other Services

Educational Content Services

Since being established, leveraging the strong capability to develop independent proprietary education and training courses and the ability to integrate educational content resources in the industry, the VIEs have integrated a comprehensive and multi-dimensional digital educational content database. As of December 31, 2025, the VIEs’ educational content database contained over 42,114 online videos and video courses, totaling approximately 11,324 hours, of which more than 87.0% of the videos were independently developed by us. We and the VIEs incurred impairment of RMB197.5 million (US$27.8 million) against purchased educational contents in 2023. In addition, the VIEs also select and obtain authorized content from premium third-party educational content providers. The VIEs’ educational content database covers employment, entrepreneurship guidance courses, professional skills enhancement courses, quality improvement courses, and quiz bank for professional certification exams. The VIEs’ online learning platforms include Sentu Academy, Entrepreneurship Education Service Platform, Sentu Innovation and Entrepreneurship Competition Service Platform, among which Sentu Academy is our flagship online learning platform, covering all of the VIEs’ educational content.

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

Sentu Academy is the VIEs’ flagship online learning platform. During the years ended December 31, 2023, 2024 and 2025, subscription and licensing fees for Sentu Academy accounted for approximately 100.0%, 94.9% and 59.9%, respectively, of the total revenue from online learning platform products, and accounted for approximately 86.5%, 94.9% and 59.9%, respectively, of the VIEs’ total revenue from educational content services.

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

As of December 31, 2025, the VIEs had provided online learning platform subscription services to approximately 2,000 universities and colleges. Registered individual users of such institutional customers can then access the resources directly from the VIEs’ online platform. As of December 31, 2024 and 2025, the VIEs had 771 and 797 paying subscribers, respectively, to the VIEs’ online learning platforms. Subscription terms normally range from one to two years. Subscription fees are generally payable annually and payable in advance and are recognized over the contract term on a straight line basis. The VIEs regularly update content for subscribing customers throughout the year and make material updates every few years.

Educational Content Licensing

The VIEs also license select content in Sentu Academy to institutional customers according to their needs and preferences. Licensing, different from subscriptions to learning platforms, allows customers to store the licensed educational content to their system and allow their students/users to access such educational content directly through their own systems. Customers generally pay a one-time licensing fee to receive such products and the VIEs are not responsible for updating licensed materials. Customers may subsequently choose to purchase updated licensed content at additional cost. As of December 31, 2025, the VIEs have provided services to 30 libraries in the aggregate.

B2C Model

The VIEs also offer educational content services to end users directly via “Fish Learning,” reward point redeem and “Light Class.” Based on different needs of customers, the VIEs embed required educational content in “Fish Learning” and “Light Class” platforms for direct purchase by end users.

Under B2C model, (i) the VIEs have selected some content relating to employment and career development from Sentu Academy educational content database to establish “Fish Learning” database, and the VIEs cooperate with Tianyi Video, a subsidiary of China Telecom, and upload “Fish Learning” database on the platform of Tianyi Video as a content provider. As of December 31, 2025, “Fish Learning” selected mobile video package contains over 11,46 videos relating to employment, totaling 105.0 hours. From October 2017 through December 31, 2025, the VIEs received a total of approximately 31.4 million monthly subscription purchases of the VIEs’ “Fish Learning” mobile video package via Tianyi Video. The average fee the VIEs received for every monthly subscription purchase remained stable at RMB9.2 during the years ended December 31, 2024 and 2025, respectively. (ii) the VIEs have selected some video content relating to artificial intelligence and big data from Sentu Academy educational content database, and formed 6 products totaling approximately 22.5 hours including reward points redemption product under cooperation with China Telecom. As of December 31, 2025, the VIEs’ courses were redeemed approximately 15.9 million times. The VIEs contracted with China Telecom’s subsidiary for this arrangement, pursuant to which the VIEs are entitled to receive approximately RMB1.0 from China Telecom for every 100 reward points a customer of China Telecom redeems for the VIEs’ video content, which was terminated in 2023. (iii) the VIEs cooperate with China Unicom and its subsidiary platforms, and offer the content of Light Class resources database as a content provider. As of December 31, 2025, WeChat users can choose to purchase 10 products such as Light Learning Monthly Premium Subscription, Light Career Annual VIP Subscription and Light Class Membership Annual Subscription. and (iv) the VIEs also conduct sales of Light Class through the VIEs’ WeChat Official Account. The VIEs have launched 10 products, such as Light Class selected course monthly subscriptions, Light Class workplace VIP monthly subscriptions and Light Class quarterly subscriptions.

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

During the three years ended December 31, 2025, we also leveraged the expertise and know-how to provide IT related solutions to other institutional customers, such as government institutions and major state-owned enterprises, primarily including technology development companies, to establish comprehensive intelligent management and service platforms and improve their intranet. Revenue from such other institutional customers has grown to become an increasingly significant portion of our revenue. For the years ended December 31, 2023, 2024 and 2025, revenue from the provision of such solutions reached RMB368.8 million, RMB209.1 million and RMB51.8 million (US$7.4 million), respectively representing 83.7%, 88.0% and 74.1%, respectively of our and the VIEs’ total revenue for those periods.

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

As of December 31, 2025, we and the VIEs had a content and software development team of 14 professionals, and 173 copyrights of software used in providing design and development of customized IT system service to our customers. Such software products mainly include:

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

Educational Content and Content Development

One of our and the VIEs’ key competitive strengths is the huge, diversified database of educational content the VIEs have developed and collected since the VIEs’ operation. This database includes video courses, industry reports and case studies, among other materials, primarily focusing on employment, entrepreneurship and IT related skills. Such educational content encompasses a variety of tools including self-evaluation, skill improvement, and job and industry recommendations for college students, which cater to the needs of the VIEs’ target customers. In total, as of December 31, 2025, the VIEs had over 42,114 videos relating to employment and entrepreneurship as well as IT related training and other subjects, totaling approximately 11,324 hours. The VIEs’ self-developed content forms an important part of the VIEs’ content database. As of December 31, 2025, of the over 42,114 online videos of the VIEs’ educational content database, over 32,700 of such videos with a total running time of approximately 10,000 hours were developed specifically for sale by us. We did not provide impairment against purchased educational contents for the year ended December 31, 2025. The VIEs also license content developed by third party content providers. For example, the VIEs collaborate with youmi.com, a content provider of online courses on employment and entrepreneurship. The VIEs are authorized to put certain videos developed by such providers on the VIEs’ platforms to enrich and supplement the VIEs’ own online resources. The VIEs own the copyright for all the VIEs’ self-developed educational content, including the content the VIEs commission third party producers to produce. The VIEs do not own copyright for content the VIEs licensed from third party content providers. This database of educational materials serves as the cornerstone of the VIEs’ educational content services business, including both the VIEs’ B2B2C online learning platforms and B2C mobile video package businesses, and the scope, attractiveness and quality of these materials are key to driving these businesses.

Development of Educational Content

We believe the process of continuing to build up, update and upgrade the VIEs’ educational content database is crucial to remaining competitive and growing the VIEs’ business and our strong in-house educational content development capabilities are critical to maintaining the quality of the VIEs’ educational content services. As of December 31, 2025, we and the VIEs maintained an experienced team, consisting of 14 professionals specialized in educational content and software development. These educational content development professionals regularly organize and update educational content of the VIEs’ products.

The VIEs develop new content using a variety of sources and methods. The VIEs collaborate with experts in entrepreneurship and employment and invite them to record relevant instructional videos and build documentary files to establish online resources for college students to use in their career planning. The VIEs design the course outlines and materials, which integrate the life experiences of well-known entrepreneurs and industry leaders. In addition, based on the demands of different job positions, such as human resources, sales and management in an enterprise and the syllabus of relevant career guidance curriculums of higher education institutions, the VIEs create short animated clips simulating real life work situations, and use such animated clips in the VIEs’ courses to provide more effective training for professional skills. The VIEs outsource the production of video content the VIEs develop to Independent Third Parties. See the paragraph headed “Item 4. Information on the Company - B. Business Overview - Research and Development Procedures” in this section for further details.

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

Sales and Marketing

We believe that the VIEs’ extensive educational content and our distinguished IT related solution services lead to strong word-of-mouth promotion, which drives our brand awareness and rapid organic growth and enables us to market in a cost-effective manner. We and the VIEs have built a well-trained professional sales and marketing team. As of December 31, 2025, we and the VIEs had 9 sales and marketing service personnel based in our and the VIEs’ major regional markets, including Beijing, Hebei, Jiangsu, Guangdong, Anhui and certain places in Northeast China. We believe that our and the VIEs’ customer base has grown primarily through word-of-mouth referrals by virtue of the quality and popularity of the VIEs’ educational content and IT related solutions. Our and the VIEs’ sales and marketing team explores new sales opportunities through sales visits to potential customers and every April in celebration of the World Book Day with the aim of encouraging students to read more books, during which we and the VIEs invite industry experts and entrepreneurs to deliver training lectures on various topics, and also provide gifts and live demonstration of our and the VIEs’ products to promote our and the VIEs’ business and the “Sentu Cup” College Student Entrepreneurship Competition, which is a competition hosted by us based on the database of the VIE’s online learning platforms, allowing student users to participate by answering entrepreneurship-related questions and submitting business plans. We and the VIEs also invite potential customers to try the VIE’s online learning platforms for free to promote the VIE’s educational content. In order to incentivize our and the VIEs’ service personnel, we and the VIEs provide them with merit-based commissions based on their sales performance, measured by a wide range of internal key performance indicators (KPIs) for our and the VIEs’ sales and marketing staff including guaranteed minimum task amount, sales task amount, and the ability to control cost and some non-financial indicators, such as the scale of marketing activities, the good feedbacks of customers, the number of new customers, the frequency of work reporting, and the number of customers that have been visited. Our and the VIEs’ sales and marketing staff’s salary consists of base salary, annual performance salary, and annual performance bonus. We and the VIEs set our and the VIEs’ sales and marketing staff’s annual performance salary with reference to the guaranteed minimum task completion rate and are entitled to cease employment or downgrade base salary if the guaranteed minimum task completion rate is far below average. We and the VIEs also offer annual performance bonus based on the completion of the aforementioned KPIs. For our and the VIEs’ mobile media services, we and the VIEs maintain the cooperative relationships with China Unicom’s Guangdong subsidiary and Guangzhou 5G Information Technology Co., Ltd., or Guangzhou 5G, primarily through our and the VIEs’ proprietary technologies and comprehensive customer services.

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

Intellectual Property

We and the VIEs rely on a combination of patents, copyrights, trademarks and trade secret laws and restrictions on disclosure to protect our and the VIEs’ intellectual property rights. We and the VIEs own copyrights to the educational content and software we and the VIEs developed in-house. We and the VIEs also own copyrights to the educational content we and the VIEs commission third parties to develop for us. For the educational content that third parties have authorized us to put on the VIEs’ platforms, we and the VIEs do not own the copyrights. As of December 31, 2025, we and the VIEs had 40 registered trademarks in the PRC, 173 registered software copyrights with the PRC State Copyright Bureau, and 60 registered domain names.

Despite our and the VIEs’ efforts to protect ourselves from infringement or misappropriation of our and the VIEs’ intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our and the VIEs’ intellectual property. In the event of a successful claim of infringement and our and the VIEs’ failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our and the VIEs’ business could be harmed. See “Item 3. Key Information - D. Risk Factors - Risks Related to The Business and Industry of us and the VIEs - We and the VIEs may from time to time be subject to infringement claims relating to intellectual properties of third parties” and “Item 3. Key Information - D. Risk Factors - If we and the VIEs fail to protect our and the VIEs’ intellectual property rights, our and the VIEs’ brand and business may suffer” in this document for details. During the three years ended December 31, 2025, we and the VIEs were not a party to any material disputes relating to intellectual property infringement or misappropriation.

Employees

We and the VIEs had 46 and 42 full-time employees as of December 31, 2024 and 2025, respectively. As of December 31, 2025, most of our and the VIEs’ employees were in Beijing, Shanghai and Wuhan, China.

The following table sets forth a breakdown of our and the VIEs’ employees by function as of December 31, 2025:

Function	Number of Employees	Percentage
Management	5	12%
Sales and marketing	9	21%
Operation and production	7	17%
Administrative	3	7%
Finance staff	4	10%
Technology, products, research and development	14	33%
Total	42	100%

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

We believe that we and the VIEs maintain a good working relationship with our and the VIEs’ employees, and we and the VIEs have not experienced any material labor disputes in the past. None of our and the VIEs’ employees are represented by labor unions. We and the VIEs did not experience strikes or significant labor disputes which have had or are likely to have a material and adverse effect on our and the VIEs’ business operation during the three years ended December 31, 2025.

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

See “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - If our and the VIEs’ security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, we and the VIEs could lose existing clients, fail to attract new clients and be exposed to protracted and costly litigation.” and “Item 16K. Cybersecurity.”

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

We believe that we and the VIEs are well-positioned to effectively compete on the factors listed above. For a discussion of risks relating to competition, see “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - We and the VIEs face intense competition within each of the business segments. If we and the VIEs are unable to compete effectively, we and the VIEs could face pricing pressure and loss of market share, the revenue and gross profit may be significantly reduced, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs.”

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

Properties and Facilities

Our principal regional executive offices are located in Beijing, China, and we and the VIEs have also leased offices and studios in a number of other cities in China. Information on our and the VIEs’ leased properties as of December 31, 2025 is summarized below.

Location	Space (in square meters)	Lease Term (years)
Beijing	461	2.17
Wuhan	144	2
Shanghai	0	0
Guangzhou	16	1
Total	621

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - D. Risk Factors - Risks Related to the Business and Industry of Us and the VIEs - We and the VIEs may be subject to regulatory actions or legal proceedings in the ordinary course of our and the VIEs’ business. If the outcomes of these regulatory actions or legal proceedings are adverse to us, it could have a material adverse effect on the business, results of operations, and financial condition of us and the VIEs.”

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

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the NPC promulgated the Law of the PRC on Enterprise Income Tax, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect on January 1, 2008 and was amended on April 23, 2019 and Decmber 6, 2024. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of a foreign country (region) but where actual management functions are conducted in China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed establishments or premises in the PRC, or if they have formed establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Value-Added Tax Law of the People's Republic of China, or the VAT Law, were promulgated by the Standing Committee of the National People's Congress on December 25, 2024 and came into effect on January 1, 2026. According to the VAT Law, all enterprises and individuals (including individual industrial and commercial households) that sell goods, services, intangible assets, or immovables, or import goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT rate of applied when the VAT payable is calculated through the simple tax computation method is 3%.

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

In the opinion of our PRC legal counsel, DeHeng Law Offices,

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

However, our PRC legal counsel, DeHeng Law Offices, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. - D. Risk Factors - Risks Related to Corporate Structure - Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of the current corporate structure, corporate governance and business operations of us and the VIEs.”

D. Property, Plants and Equipment

See “Item 4. Information on the Company - B. Business Overview - Properties and Facilities” and “Item 4. Information on the Company - B. Business Overview - Intellectual Property”.

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

Ability to Control Cost of Revenues and Operating Expenses

The profitability of us and the VIEs also depends, in part, on our and the VIEs’ ability to control cost of revenues and operating expenses. For the years ended December 31, 2023, 2024 and 2025, our and the VIEs’ cost of revenues represented approximately 96.3%, 81.2% and 82.3% of our and the VIEs’ total revenue, respectively. Our and the VIEs’ costs of revenues consist primarily of inventory cost, staff costs, video content costs, depreciation expenses and other direct costs of providing these services or goods.

The operating expenses of us and the VIEs primarily consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of long term assets. For the years ended December 31, 2023, 2024 and 2025, the total amount of operating expenses, as a percentage of our and the VIEs’ total revenue was approximately 90.6%, 33.5% and 41.8%, respectively. The decrease in operating expense in 2024 and 2025 was because we provided impairment on obsolete educational contents, licensed copyrights and long-term prepayments for educational contents for the year ended December 31, 2023. We cannot guarantee that our and the VIEs’ operating expenses will not increase as we and the VIEs expand our and the VIEs’ business operations and we become a public company.

Product and Service Mix

Our and the VIEs’ results of operations, particularly our and the VIEs’ gross and net profit margins, are affected by our and the VIEs’ product and service mix. We and the VIEs have two operating segments: educational content service and other services and IT related solution services. Each operating segment has its own revenue models and cost bases and, as a result, our and the VIEs’ gross and net profit margins for each operating segment and for major products and services within such segments are different. In 2023, 2024 and 2025, our and the VIEs’ revenue contribution percentages from the two operating segments varied significantly year over year.

For the years ended December 31, 2023, 2024 and 2025, revenue derived from educational content service and other services accounted for 16.3%, 12.0% and 25.9%, respectively, of our and the VIEs’ total revenue, and revenue derived from IT related solution services accounted for 83.7%, 88.0% and 74.1%, respectively, of our and the VIEs’ total revenue.

We expect that changes in our and the VIEs’ product and service mix may continue to affect revenue contribution percentages from our and the VIEs’ operating segments as well as our and the VIEs’ gross and net profit margins.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Net Revenues

We and the VIEs derived revenue primarily from (i) provision of educational content service and other services; and (ii) provision of IT related solution services. For the years ended December 31, 2023, 2024 and 2025, our and the VIEs’ revenue was RMB440.5 million, RMB248.8 million and RMB 70.2 million (US$10.0 million), respectively. The following table sets forth a breakdown of our and the VIEs’ revenue by business segments for the years indicated.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Educational content service and other services
– Educational content service
–B2B2C	28,615	31,587	8,336	1,192
–B2C	4,453	1,693	5,896	843
– Other services	38,670	6,449	3,964	567
Subtotal	71,738	39,729	18,196	2,602
IT related solution services
– Design and development of customized IT system	243,330	20,308	2,576	368
– Procurement and assembling of equipment	125,413	186,261	49,307	7,051
– Technological support and maintenance	56	2,533	100	14
Subtotal	368,799	209,102	51,983	7,433
Total revenues	440,537	248,831	70,179	10,035

The following table sets forth a breakdown of our and the VIEs’ revenue by service type for the years indicated.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Revenue from educational content service and other services
– Subscription revenue	16,385	15,156	14,053	2,010
– Licensing revenue	16,683	18,124	179	25
– Other services revenue	38,670	6,449	3,964	567
Subtotal	71,738	39,729	18,196	2,602
Revenue from IT related solution services	368,799	209,102	51,983	7,433
Total	440,537	248,831	70,179	10,035

Educational content service and other services. For the years ended December 31, 2023, 2024 and 2025, the VIEs delivered a diverse, comprehensive range of educational content primarily through (i) selling subscriptions of the VIEs’ online learning platforms, in particular Sentu Academy, to higher education institutions and other institutional customers under a B2B2C model; (ii) licensing select content in Sentu Academy to institutional customers based on their needs and preferences under a B2B2C model; (iii) offering educational content in mobile video packages directly to end users under a B2C model, including (a) offering the VIEs’ Fish Learning mobile video package via the platform of Tianyi Video; (b) offering courses in a mobile video package to be redeemed by mobile users of China Telecom using their reward points, which was terminated in 2023; and (c) offering the VIEs’ new mobile video package, Light Class, via a subscription account on WeChat and through cooperation with China Unicom’s subsidiaries. In addition, for the same periods, the VIEs also derived revenue from other services primarily from (i) promotion service on the Fish Learning platform; (ii) provision of mobile application content data business system services; and (iii) provision of technical support services for a mobile paid-content platform of China Unicom mainly accessible from a subscription account on WeChat.

IT related solution services. For the years ended December 31, 2023, 2024 and 2025, WFOE and its subsidiaries and VIEs derived revenue from IT related solution services through providing (i) design and development of customized IT system service, (ii) procurement and assembling of equipment, and (iii) technological support and maintenance service. And our competitive services focus on providing educational institutions and other institutional customers with customized teaching and learning solutions as well as comprehensive intelligent management and service platforms.

Cost of Revenues

Costs of revenues consist primarily of inventory cost, staff costs, video content costs, depreciation expenses and other direct costs of providing these services or goods. These costs are recorded in the consolidated statements of income and comprehensive income as incurred. Our and the VIEs’ cost of revenues was RMB424.3 million, RMB 202.0 million and RMB 57.8 million (US$8.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Educational content service and other services	100,812	7,582	7,184	1,027
IT related solution services	323,534	194,409	50,576	7,232
Total	424,346	201,991	57,760	8,259

Operating Expenses

Our and the VIEs’ operating expenses consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our and the VIEs’ operating expenses by amounts and percentages of our and the VIEs’ net revenues for the years presented:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
– Sales and marketing expenses	7,590	1.7	6,873	2.8	5,717	818	8.1
– General and administrative expenses	22,187	5.0	54,574	21.9	20,421	2,918	29.1
– Research and development expenses	11,761	2.7	5,775	2.3	3,220	461	4.6
– Impairment of other non-current assets	357,416	81.2	-	0.0	-	-	0.0
Total	398,954	90.6	67,221	33.5	29,358	4,197	41.8

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

China

Effective from January 1, 2008, the PRC’s statutory, EIT rate is 25%. In accordance with the implementation rules of EIT Law, a qualified HNTE is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and a SE is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years, and SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2023, 2024 and 2025

RESULTS OF OPERATIONS

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

Year ended December 31, 2025 compared to year ended December 31, 2024

	For the Years Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for share, per share data and percentages)
Net revenues	248,831	100.0	70,179	10,035	100.0
Cost of revenues	(201,991)	(81.2)	(57,760)	(8,260)	(82.3)
Gross (loss) profit	46,840	18.8	12,419	1,775	17.7

Operating expenses:
Sales and marketing expenses	6,873	2.8	5,717	818	8.1
General and administrative expenses	54,574	21.9	20,421	2,918	29.1
Research and development expenses	5,775	2.3	3,220	461	4.6
Impairment of other non-current assets	-	0.0	-	-	0.0
Total operating expenses	67,222	27.0	29,358	4,197	41.8
Loss from operations	(20,382)	(8.2)	(16,939)	(2,422)	(23.9)

Other income:
Total other income, net	(177)	(0.1)	979	140	1.3
Loss before income tax	(20,559)	(8.3)	(15,960)	(2,282)	(22.7)
Income tax expense	(12,854)	(5.2)	(340)	(49)	(0.5)
Net loss	(33,413)	(13.5)	(16,300)	(2,331)	(23.2)

Net Revenues

Our and the VIEs’ revenue decreased by 71.8% from RMB248.8 million for the year ended December 31, 2024 to RMB70.2 million (US$10.0 million) for the year ended December 31, 2025. This decrease was primarily driven by a decrease of RMB21.4 million (US$3.1 million) in revenue generated from educational content services and other services and a decrease of RMB 157.3 million (US$22.3 million) in net revenues from the provision of IT related solution services.

●	Educational content service and other services. Net revenue from the educational content service and other services decreased by RMB21.5 million from RMB RMB39.7 million for the year ended December 31, 2024 to RMB18.2 million (US$2.6 million) for the year ended December 31, 2025. The decrease was primarily due to a decrease of RMB18.1 million in licensing service fees and a decrease of RMB 2.5 million in other services.

The decrease in licensing service fee was primarily due to our termination with China Telecom, from which we generated revenues of RMB 18.2 million for the year ended December 31, 2024

The decrease in other services was primarily due to a decrease in mobile media advertising services. The Company provides advertising services to customers on its mobile application in the form of pop-up ads and banners, and generates revenue from advertisements based on the posting period or based on the number of times viewers click on these advertisements etc. The decrease in subscriptions from end customers resulted in decreased advertising services.

●	IT related solution services. Net revenue from IT related solution services decreased by RMB157.1 million (US$21.7 million), or 75.1% from RMB209.1 million for the year ended December 31, 2024 to RMB52.0 million (US$7.4 million) for the year ended December 31, 2025. The decrease was primarily caused by decreased cloud-based customers in 2025 in design and development of customized IT system.

Cost of Revenues

Our and the VIEs’ cost of revenue decreased by 71.4% from RMB 202.0 million for the year ended December 31, 2024 to RMB57.8 million (US$8.3 million) for the year ended December 31, 2025. The decrease of cost of revenues was primarily attributable to a decrease of RMB143.8 million (US$20.6 million) in purchase of IT equipment for IT related solution services. Compared with the decrease in revenues growth, the lower percentage of decrease in cost of revenues was mainly attributable to the lower gross profit we earned from educational contents in 2025 as compared with that in 2025.

Gross (Loss) Profit

As a result of the foregoing, our and the VIEs’ reported a gross profit of RMB46.8 million and RMB 12.4 million (US$1.8 million) for the year ended December 31, 2024 and 2025, respectively. Our and the VIEs’ gross profit margin changed from 18.8% for the year ended December 31, 2024 to 17.7% for the year ended December 31, 2025. The change was mainly decreased revenues earned from IT related solution services which generated lower gross profit as compared with educational services.

Operating expenses

Our and the VIEs’ total operating expenses increased from RMB67.2 million for the year ended December 31, 2024 to RMB 29.4 million (US$4.2 million) for the year ended December 31, 2025.

TO

Sales and Marketing Expenses: Our and the VIEs’ sales and marketing expenses decreased from RMB6.9 million for the year ended December 31, 2024 to RMB 5.7 million (US$0.9 million). This decrease was mainly driven by n decrease of RMB1.4 million in commission fees as a result of decreased revenues for the year ended December 31, 2025.

General and Administrative Expenses: Our and the VIEs’ general and administrative expenses decreased from RMB54.6 million for the year ended December 31, 2024 to RMB 20.4 million (US$2.9 million). This increase was primarily due to an increase of RMB 30.1 million in share-based compensation as we issued less ordinary shares as award to our management, employees and directors for the year ended December 31, 2025, a decrease of RMB 1.9 million in salary and welfare expenses due to resignation of administrative department employees and a decrease of RMB 0.6 million in operating lease expenses due to termination of certain lease agreements upon maturity.

Research and Development Expenses: Our and the VIEs’ research and development expenses decreased from RMB5.7 million for the year ended December 31, 2024 to RMB 3.2 million (US$0.5 million) for the year ended December 31, 2025. The decrease was mainly driven by a decrease of RMB0.3 million in outsourced labor costs, because the VIEs further reduced its expenditures on development of new educational contents and a decrease of RMB 2.2 million in salary and welfare expenses due to resignation of research and development department staff.

Income tax benefit

We and the VIEs reported income tax expenses of RMB12.9 million and RMB 0.3 million for the years ended December 31, 2024 and 2025, respectively. For the year ended December 31, 2024 and 2025, the income tax expenses primarily generated from deferred tax expenses arising from allowance for credit losses against doubtful accounts.

Net loss

As a result of the foregoing, we and the VIEs reported net loss of RMB 33.4 million and RMB 16.3 million (US$2.3 million) for the years ended December 31, 2024 and 2025, respectively.

Year ended December 31, 2024 compared to year ended December 31, 2023

	For the Years Ended December 31,
	2023		2024
	RMB	%	RMB	%
	(in thousands, except for share, per share data and percentages)
Net revenues	440,537	100.0	248,831	100.0
Cost of revenues	(424,346)	(96.3)	(201,991)	(81.2)
Gross (loss) profit	16,191	3.7	46,840	18.8

Operating expenses:
Sales and marketing expenses	7,590	1.7	6,873	2.8
General and administrative expenses	22,187	5.0	54,574	21.9
Research and development expenses	11,761	2.7	5,775	2.3
Impairment of other non-current assets	357,416	81.2	-	0.0
Total operating expenses	398,954	90.6	67,222	27.0
Loss from operations	(382,763)	(86.9)	(20,382)	(8.2)

Other income:
Total other income, net	161	0.0	(177)	(0.1)
Loss before income tax	(382,602)	(86.9)	(20,559)	(8.3)
Income tax expense	(211)	(0.0)	(12,854)	(5.2)
Net loss	(382,813)	(86.9)	(33,413)	(13.5)

Net Revenues

Our and the VIEs’ revenue decreased by 43.5% from RMB440.5 million for the year ended December 31, 2023 to RMB248.8 million for the year ended December 31, 2024. This decrease was primarily driven by the net effects of a decrease of RMB32.0 million in revenue generated from educational content services and other services and a decrease of RMB 159.7 million in net revenues from the provision of IT related solution services.

●	Educational content service and other services. Net revenue from the educational content service and other services decreased by RMB32.0 million from RMB RMB71.7 million for the year ended December 31, 2023 to RMB39.7 million (for the year ended December 31, 2024.

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

●	IT related solution services. Net revenue from IT related solution services decreased by RMB159.7 million, or 43.3% from RMB368.8 million for the year ended December 31, 2023 to RMB209.1 million for the year ended December 31, 2024. The decrease was primarily caused by decreased cloud-based customers in 2024 in design and development of customized IT system.

Cost of Revenues

Our and the VIEs’ cost of revenue decreased by 52.4% from RMB B424.3 million for the year ended December 31, 2023 to RMB202.0 million for the year ended December 31, 2024. The decrease of cost of revenues was primarily attributable to the decrease of RMB57.4 million in amortization of educational contents as we impaired educational contents in 2023, and decrease of RMB35.8 million in material costs used for educational content service and other services with decreased subscriptions from end customers and decreased orders from high schools, and a decrease of RMB129.1 million in purchase of IT equipment for IT related solution services. Compared with the decrease in revenues growth, the higher percentage of decrease in cost of revenues was mainly attributable to the higher gross profit we earned from educational contents in 2024 as compared with that in 2023.

Gross (Loss) Profit

As a result of the foregoing, our and the VIEs’ reported a gross profit of RMB16.2 million and RMB 46.8 million for the year ended December 31, 2023 and 2024, respectively. Our and the VIEs’ gross profit margin changed from 3.7% for the year ended December 31, 2023 to 18.8% for the year ended December 31, 2024. The change was mainly decreased revenues earned from IT related solution services which generated lower gross profit as compared with educational services.

Operating expenses

Our and the VIEs’ total operating expenses increased from RMB399.0 million for the year ended December 31, 2023 to RMB 83.5 million for the year ended December 31, 2024.

Sales and Marketing Expenses: Our and the VIEs’ sales and marketing expenses decreased from RMB7.6 million for the year ended December 31, 2023 to RMB 6.9 million. This decrease was mainly driven by n decrease of RMB0.7 million in salary and welfare expenses due to resignation of salespersons with decrease in IT related solution services.

General and Administrative Expenses: Our and the VIEs’ general and administrative expenses increased from RMB22.2 million for the year ended December 31, 2023 to RMB 54.6 million. This increase was primarily due to an increase of RMB 53.8 million in share-based compensation as we adopted share incentive plan in the year of 2024 and issued 48,000,000 ordinary shares to our management, employees and directors, partially offset by a decrease of RMB3.3 million in professional expenses and a decrease of RMB 1.6 million in salary and welfare expenses due to resignation of administrative department employees.

Research and Development Expenses: Our and the VIEs’ research and development expenses decreased from RMB11.8 million for the year ended December 31, 2023 to RMB 5.7 million for the year ended December 31, 2024. The decrease was mainly driven by a decrease of RMB3.0 million in outsourced labor costs, because the VIEs further reduced its expenditures on development of new educational contents and a decrease of RMB 2.5 million in salary and welfare expenses due to resignation of research and development department staff.

Impairment of other non-current assets: For the years ended December 31, 2024 and 2023, we and the VIEs provide impairment of non-current assets, including long-term prepayment, educational contents and intangible assets. The details were as the following:

	For the year ended December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Impairment of long-term prepayments	155,307	—
Impairment of intangible assets	4,642	—
Impairment of educational contents	197,467	—
Total	357,416	—

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

Income tax (expenses) benefit

We and the VIEs reported income tax expenses of RMB0.2 million for the year ended December 31, 2023 and income tax expenses of RMB12.85 million for the year ended December 31, 2024.

We had an income tax expenses for the year of 2023 because our profit-generating subsidiaries and VIE’s subsidiaries utilized net operating loss carried forwards in 2023. For the year ended December 31, 2024, the income tax expenses primarily generated from deferred tax benefits of net operating losses.

Net loss

As a result of the foregoing, we and the VIEs reported net loss of RMB382.8 million and RMB33.4 million for the years ended December 31, 2023 and 2024, respectively.

B. Liquidity and Capital Resource

To date, we and the VIEs have financed our and the VIEs’ operating and investing activities primarily through cash generated from operating activities. As of December 31, 2025, our and the VIEs’ cash were RMB6.0 million (US$0.9 million). Our and the VIEs’ cash primarily consist of cash, investments in interest bearing demand deposits accounts and time deposits with terms of and less than three months.

As of December 31, 2024, our and the VIEs’ accounts receivable was RMB36.5 million, representing an increase of RMB31.6 million from RMB4.9 million as of December 31, 2023. The increase was primarily because we and the VIEs generated RMB 28.0 million in IT services in the November 2024 which was within credit term as of December 31, 2024.

As of December 31, 2025, our and the VIEs’ accounts receivable was RMB20.3 million (US$2.9 million), representing a decrease of RMB16.2 million (US$2.3 million) from RMB36.5 million as of December 31, 2024, which was primarily attributable to decrease of revenues for the year ended December 31, 2025.

The turnover days for accounts receivable for the year ended December 31, 2024 and 2025 was 86 days and 220 days, respectively. Our turnover days for accounts receivable are calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our revenues for the year, multiplied by 365 days.

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

Cash Flows

The following table sets forth a summary of our and the VIEs’ cash flows for the years presented:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	15,159,956	10,508,470	(9,745,382)	(1,429,409)
Net cash used in investing activities	(55,165,530)	(16,718,685)	(28,513,974)	(4,077,444)
Net cash provided by (used in) financing activities	(7,247,688)	760,947	34,034,375	4,729,803
Effect of exchange rate changes on cash held in foreign currencies	373,943	(265,309)	(68,028)	163,158
Net decrease in cash	(46,879,319)	(5,714,577)	(4,293,009)	(613,892)
Cash at beginning of the year	65,055,278	18,175,959	12,461,382	1,781,954
Cash at end of the year	18,175,959	12,461,382	8,168,373	1,168,062

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was RMB9.7 million (US$1.4 million), primarily attributable to (i) net loss of RMB16.3 million (US$2.3 million), adjusted for adding back of share-based compensation expenses of RMB10.2 million (US$1.4 million) and reversal of credit losses against doubtful accounts of RMB 1.6 million (US$0.2 million); and (ii) a decrease in accounts receivable of RMB15.3 million (US$2.2 million) which was in line with a decrease of revenues for the year ended December 31, 2025; (iii) a decrease of accounts payable of RMB 15.5 million (US$2.2 million) which was in line with decrease of accounts receivable; and (iv) a decrease of other payables of RMB 1.3 million (US$0.2 million).

Net cash provided by operating activities for the year ended December 31, 2024 was RMB10.6 million, primarily attributable to (i) net loss of RMB33.8 million, adjusted for adding back of share-based compensation expenses of RMB36.4 million; and (ii) an increase in accounts receivable of RMB32.4 million as we generated IT related services in November 2024 which was not uncollected as of December 31, 2024; (iii) a decrease in short-term prepayments of RMB77.6 million, and a decrease in contract liabilities of RMB80.7 million. The significant changes in short-term prepayments and contract liabilities were mainly due to decreased procurement and assembling of equipment projects in the year of 2024; and (iv) an increase of accounts payable of RMB 26.0 million which was in line with the increase in accounts receivable.

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

Investing Activities

Net cash used in investing activities was RMB28.5 million (US$4.1 million) for the year ended December 31, 2025, primarily due to purchase of educational contents of RMB35.4 million (US$5.1 million) and purchase of short-term investments of RMB6.9 million (US$1.0 million), partially offset by proceeds from redemption of short-term investments of RMB6.9 million (US$1.0 million) and refund of long-term prepayments of RMB 7.0 million (US$1.0 million) from a supplier.

Net cash used in investing activities was RMB16.7 million for the year ended December 31, 2024, primarily due to purchase of educational contents of RMB18.2 million and purchase of short-term investments of RMB11.5 million, partially offset by proceeds from redemption of short-term investments of RMB11.2 million and refund of long-term prepayments of RMB 1.8 million from a supplier.

Net cash used in investing activities was RMB55.2 million for the year ended December 31, 2023, primarily due to purchase of educational contents of RMB55.0 million, purchase of short-term investments of RMB22.2 million, partially offset by proceeds from loans repayment of RMB 0.07 million from a related party, and proceeds from redemption of short-term investments of RMB22.0 million.

Financing Activities

For the year ended December 31, 2025, our and the VIEs’ net cash provided by financing activities was RMB34.0 million (US$4.7 million), which mainly provided by proceeds of RMB 35.4 million (US$4.9 million) from private placements, partially offset by repayments of loans to related parties of RMB1.4 million (US$0.2 million).

For the year ended December 31, 2024, our and the VIEs’ net cash provided by financing activities was RMB0.8 million, which mainly provided by proceeds of RMB 7.0 million from borrowing from a third party, proceeds from borrowings of RMB 1.1 million from related parties, partially offset by repayments of loans to related parties of RMB7.4 million.

For the year ended December 31, 2023, our and the VIEs’ net cash used in financing activities was RMB7.2 million, which mainly represented repayments of loans to related parties of RMB7.2 million.

Capital Expenditure

Our and the VIEs’ capital expenditures are incurred mainly to purchase educational video content and tangible assets. We and the VIEs made capital expenditures of RMB55.0 million, RMB 18.2 million and RMB 35.4 million (US$5.1 million) on educational contents for the years ended December 31, 2023, 2024 and 2025, respectively. Our and the VIEs’ capital expenditures have been primarily funded by cash generated from our and the VIEs’ operations.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peixuan Wang	51	Chairwoman of the Board
Yong Hu	50	Director and Chief Executive Officer
Longquan Zhu	45	Independent Director
Wai Leung Alfred Lau	45	Independent Director
Keikyo Haribayashi	58	Independent Director
Huichao Wang	47	Chief Financial Officer

*	Mr. Man Lung Everett Chui ceased to be our independent director since January 5, 2026.

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

Mr. Longquan Zhu serves as an independent director of the Company. Mr. Zhu has over twenty years of experience in information technology and enterprise management, with a profound professional background and extensive practical expertise in software development, IT services, digital solutions, and related fields. In April 2008, Mr. Zhu founded Eastsoft Inc. and has served as the core executive person, overseeing long-term strategic planning, technology roadmaps, operational management, and the implementation of major projects. Mr. Zhu also possesses practical experience in corporate governance, internal controls, and risk management, with a deep understanding of compliance management and business model development for technology enterprises. Mr. Zhu obtained a bachelor’s degree in engineering from Wuhan University.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we did not pay any cash or benefits to our executive officers and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of December 31, 2025, we have not granted any awards to our directors and executive officers.

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

Audit Committee. Our audit committee consists of Longquan Zhu, Wai Leung Alfred Lau and Keikyo Haribayashi, and is chaired by Keikyo Haribayashi. Longquan Zhu, Wai Leung Alfred Lau and Keikyo Haribayashi satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Keikyo Haribayashi qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Longquan Zhu, Wai Leung Alfred Lau and Yong Hu and is chaired by Longquan Zhu. Longquan Zhu and Wai Leung Alfred Lau satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon, save for the exceptions as may be set forth. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Peixuan Wang, Longquan Zhu and Wai Leung Alfred Lau, and is chaired by Peixuan Wang. Longquan Zhu and Wai Leung Alfred Lau satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company - B. Business Overview - Employees.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report, by:

●	each of our directors and executive officers;

●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 2,834,962,800 ordinary shares, including 2,780,172,800 Class A ordinary shares and 54,790,000 Class B ordinary shares, issued and outstanding as of the date of this annual report.

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

	Ordinary shares beneficially owned
	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares on an as-converted basis	% of aggregate voting power*
Directors and Executive Officers†
Peixuan Wang(1)	—	54,790,000	1.93%	85.56%
Yong Hu(2)	5,100,000	—	0.18%	0.16%
Longquan Zhu	—	—	—	—
Lau Wai Leung Alfred	—	—	—	—
Haribayasi Keikyo	—	—	—	—
Huichao Wang	—	—	—	—
All Directors and Executive Officers as a Group (6 individuals)	5,100,000	54,790,000	2.11%	85.72%
RongDe Holdings(3)	—	54,790,000	1.93%	85.56%
ZhongSiZhiDa(4)	—	20,950,000	0.74%	0.65%
RoseFinch Aquarius(5)	—	19,160,000	0.68%	0.60%
Dongxing Securities (Hong Kong)(6)	—	11,110,000	0.39%	0.35%

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to 50 votes. Each Class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†	The business address of our directors and executive officers is 15/F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, 100086, the People’s Republic of China.

(1)	Represents 54,790,000 Class B ordinary shares held by RongDe Holdings Limited, a British Virgin Islands company wholly-owned by Ms. Peixuan Wang.

(2)	Represents 5,100,000 Class A ordinary shares held by Mr. Yong Hu.

(3)	Represents 54,790,000 Class A ordinary shares held by RongDe Holdings Limited, a British Virgin Islands company wholly-owned by Ms. Peixuan Wang. RongDe Holdings Limited pledged the shares in our Company held by RongDe Holdings Limited to Dongxing Securities (Hong Kong) Financial Holdings Limited. The registered address of RongDe Holdings Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 20,950,000 Class A ordinary shares held by ZhongSiZhiDa Limited, a British Virgin Islands company controlled by Ms. Jingru Li. The registered address of ZhongSiZhiDa Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 19,160,000 Class A ordinary shares held by RoseFinch Aquarius Limited, a British Virgin Islands company controlled by Mr. Li Meiliang. The registered address of RoseFinch Aquarius Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)	Represents 11,110,000 redeemable Class A ordinary shares held by Dongxing Securities (Hong Kong) Financial Holdings Limited, a Hong Kong company wholly-owned by Dongxing Securities Co., Ltd.*, which in turn is 52.74% owned by China Orient Asset Management Corporation. Dongxing Securities, through its subsidiaries, is primary engaged in provision of investment and financial services in Hong Kong. The registered address of Dongxing Securities (Hong Kong) Financial Holdings Limited is Room 6805-6806A, 68th Floor, World Trade Plaza, 1 Kirstyon Road West, Kowloon, Hong Kong.

To our knowledge, as of the date of this annual report, a total of 406,000,000 Class A ordinary shares are held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company - C. Organizational Structure.”

Transaction with Company Affiliate

Name	Relationship	December 31, 2024	December 31, 2025
		RMB	RMB
Due from related parties
Peixuan Wang (a)	Chairwomen of the Company	1,044,676	998,871
Shiyu Liu (b)	Supervisor of Beijing Sentu and Ang’you	329,098	—
Junjun Hao (b)	Executive direct and manager of Sentu Lejiao	438,797	—
Others (b)		110,903	—
Total amount due from related parties		1,923,474	998,871
Due to related parties
Beijing Sentu Cloud Creative Education Technology Co., Ltd. (c)	Controlled by Huidong Niu	1,400,000	—
Junjun Hao (b)	Executive direct and manager of Sentu Lejiao	318,099	16,549
Others		199,379	88,048
Total amount due to related parties		1,917,478	104,597

(a)	As of December 31, 2024 and 2025, the balance due from Ms. Peixuan Wang represented the excess payment of professional fees to Ms. Peixuan Wang over the actual payments made by the related party on behalf of the Company.

(b)	As of December 31, 2024, the balance due from the three related parties represented advances to management for daily operating expenses. During the year ended December 31, 2025, the outstanding balances were settled with expenses incurred.

(c)	As of December 31, 2024, the balance due to the two related parties represented borrowings from these two related parties, which were interest free and repayable on demand. For the years ended December 31, 2023, 2024 and 2025, the Company borrowed RMB 452, RMB 1,121,435 and RMB nil from related parties, respectively. For the years ended December 31, 2023, 2024 and 2025, the Company repaid borrowings of RMB 7,248,140, RMB 7,360,488 and RMB 1,400,000 to related parties, respectively.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees - B. Compensation - Equity Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees - B. Compensation - Employment Agreements and Indemnification Agreements.”

C. Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company - B. Business Overview - Legal Proceedings.”

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

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations on Foreign Exchange and Offshore Investment” and “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations on Dividend Distribution.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the Nasdaq Stock Market since August 26, 2022. Our ADSs currently trade on the Nasdaq Stock Market under the symbol “JZ.” One ADS represented sixty Class A ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on the Nasdaq Stock Market since August 26, 2022. Our ADSs currently trade on the Nasdaq Stock Market under the symbol “JZ.” One ADS represented sixty Class A ordinary shares.

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

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, disposition, or a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not Ms. Peixuan Wang or an affiliate of Peixuan Wang, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

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

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. On all matters subject to a vote at general meetings of our company on a poll, each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to fifty votes.

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

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares subject to a re-classification of the authorized share capital of the Company to be approved by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and approved by holders of not less than 90% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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

C. Material Contracts

On October 20, 2025, we entered into a securities purchase agreement with certain investors (the “Buyers”), pursuant to which we agreed to issue and sell the Buyers an aggregate of 5,800,000 ADSs, representing 348,000,000 Class A Ordinary Shares, for a total consideration of US$4,930,000.

On January 19, 2026, we entered into a securities purchase agreement with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act (the “Purchasers”) for a private placement of (i) 300,240,000 Class A ordinary shares with par value of $0.0001 each and (ii) 600,480,000 warrants, each to purchase one (1) Class A ordinary share at an initial exercise price of $0.0117 per Class A ordinary share that equals to $0.7 per ADS divided by 60 which is the number of Class A ordinary shares representing 1 ADS, provided that in no event shall the exercise price be lower than $0.0033 per Class A ordinary share that equals to $0.20 per ADS divided by 60.

D. Exchange Controls

See “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations on Foreign Exchange and Offshore Investment.”

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

In addition, the SAT Circular 82 issued by the State Administration of Taxation in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and core management departments that are responsible for daily production, operation and management; (b) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information - D. Risk Factors - Risks Related to the ADSs - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

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

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as the ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether the ordinary shares will be considered readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. In addition, there can be no assurance that our ADSs will be considered readily tradeable on an established securities market in later years. However, if we are treated as a PRC resident enterprise under the EIT Law (see “Item 10. Additional Information - E. Taxation - PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty (which the Secretary of Treasury of the United States has determined is satisfactory for this purpose). If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

Depending on the United States holder’s particular facts and circumstances, a United States holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any PRC withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received with respect to the ADSs or ordinary shares. However, a United States holder may in some circumstances be prohibited from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under the applicable tax treaty. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. A United States holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such United States holder elects to do so for all creditable foreign income taxes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “Item 10. Additional Information - E. Taxation - Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “Item 10. Additional Information - E. Taxation - PRC Taxation”), then a United States Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC-source income for foreign tax credit purposes, subject to certain limitations. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

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

Based on the historical value of the assets of us and the VIEs and composition of the income of us and the VIEs, and our historical market capitalization, we believe we were not a PFIC for the taxable year ending December 31, 2025. We have not determined whether we are or will become a PFIC for the current or any future taxable year because such determination is a fact-intensive inquiry made annually after the close of each taxable year that depends, in part, upon the value of the assets and composition of the income of us and the VIEs. If the market price of the ADSs decreases significantly, it may cause us to be or become a PFIC for the current or subsequent taxable years because the value of the assets of us and the VIEs for the purpose of the asset test, including the value of the goodwill and other unbooked intangibles of us and the VIEs, may be determined by reference to the market price of the ADSs from time to time (which may be volatile).

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

I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company - C. Organizational Structure.”

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information - B. Memorandum and Articles of Association” for a description of the rights of shareholders, which remain unchanged.

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

The proceeds raised from the initial public offering were approximately US$21.5 million after deducting underwriting discounts and the offering expenses payable by us. As of December 31, 2025, we had used approximately US$13.1 million from the net proceeds for developing and producing new educational content through commissioning third party enterprises and institutions. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in “Internal Control -Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2043.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Keikyo Haribayashi qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. Longquan Zhu, Wai Leung Alfred Lau and Keikyo Haribayashi satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company.

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

	2024	2025
	(US$’000)
Audit fees(1)	280	230
Audit-related Fees(2)	-	-
Tax Fees(3)	-	-
All other Fees(4)	-	-
Total	280	230

(1)	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related Fees” represents the aggregate fees billed for each of the fiscal years listed for the assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not included “Audit fees.”

(3)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products or professional services rendered by our principal auditors not included in Audit Fees, Audit-Related Fees or Tax Fees.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company has dismissed WWC, P.C. (“WWC”) as the Company’s independent auditor on January 9, 2026 and has approved the appointment of Enrome LLP (“Enrome”)as the independent auditor of the Company, effective January 9, 2026.

The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the Audit Committee and the Board of Directors of the Company.

WWC’s reports on the consolidated financial statements of the Company for the fiscal years ended December 31, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the Company’s two most recent fiscal years and through January 9, 2026, there were no disagreements (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with WWC on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of WWC, would have caused WWC to make reference to such matters in their reports. Except for the material weakness as disclosed in the Company’s annual report on Form 20-F filed on April 30, 2025，there were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2024, or in the subsequent period through January 9, 2026.

The Company provided WWC with a copy of the above disclosure and requested that WWC furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the WWC’s letter is filed as Exhibit 15.1 to this annual report.

During the two most recent fiscal years ended December 31, 2024 and in the subsequent period through January 9, 2026, the Company has not consulted with Enrome with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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

We have followed and intend to continue to follow home country practice exemption with respect to the requirement of (i) having a nominating committee composed entirely of independent directors, (ii) having a compensation committee composed entirely of independent directors and (iii) holding an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end, and (iv) . We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information - D. Risk Factors - Risks Related to the ADSs - You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” and “Item 3. Key Information - D. Risk Factors - Risks Related to the ADSs -As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance listing standards.”

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

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our and the VIEs’ operations, known losses of any critical data or otherwise had a material impact on our and the VIEs’ strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information - D. Risk Factors” for more information on how material cybersecurity attacks may impact our and the VIEs’ business.

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	The Amended and Restated Memorandum of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-289524), as amended, initially filed with the SEC on August 12, 2025)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
2.4*	Description of Registrant’s Securities
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.3	English translation of the executed form of the Voting Rights Proxy Agreement granted by shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.4	English translation of the executed form of the Equity Pledge Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.5	English translation of the executed form of the Exclusive Business Cooperation Agreement between Beijing Sentu and Jianzhi Beijing (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.6	English translation of the executed form of the Exclusive Call Option Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.7	English translation of the executed form of the Exclusive Asset Option Agreement among Jianzhi Beijing, Beijing Sentu and shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.8	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.9	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Beijing Sentu (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.10†	Form Light Class Business Agency Settlement Cooperative Agreement Between Guangzhou 5G Information Technology Co., Ltd and Jianzhi Education Entity (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)

4.11†	Form Cooperation Framework Agreement on the Virtual Commodities Between Telefen E-commerce (Shanghai) Co., Ltd. and Jianzhi Education Entity (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.12†	Form Operation Service Agreement on Broadcast Content of Audio-Visual Programs of [Selected Product Package of Fish Learning] With E-surfing Media Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.13†	English translation of Loan Agreement Between RongDe Holdings Limited and Hong Kong Sentu Education Technology Ltd (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.14†	English translation of Loan Agreement Between RongDe Holdings Limited and Jianzhi Education Group Company Limited, a subsidiary of the Company (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
4.15	Form of Securities Purchase Agreement between the Company and certain investors (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-289524, filed with the SEC on September 16, 2025)
4.16	Form of Securities Purchase Warrant of the Company (incorporated herein by reference to Exhibit 4.1 to the Form 6-K (File No. 001-41445), initially filed with the SEC on January 26, 2026)
4.17	Form of Securities Purchase Agreement between the Company and certain investors (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41445), initially filed with the SEC on January 26, 2026)
8.1*	List of Significant Subsidiaries of the Registrant and the VIE of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-257865), as amended, initially filed with the SEC on July 13, 2021)
11.2	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 to Form 20-F (File No. 001- 41445) filed with the SEC on April 30, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter of WWC, P.C., regarding change in independent registered public accounting firm.
15.2*	Consent of WWC,P.C., an independent registered public accounting Firm
15.3*	Consent of Enrome LLP, an independent registered public accounting Firm
15.4*	Consent of Conyers Dill & Pearman
15.5*	Consent of DeHeng Law Offices
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001- 41445), filed with the SEC on April 9, 2024)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith.

†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they both are not material and would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jianzhi Education Technology Group Company Limited

	By:	/s/ Yong Hu
	Name:	Yong Hu
Date: April 13, 2026	Title:	Director and Chief Executive Officer

JIANZHI EDUCATION TECHNOLOGY GROUP COPMANY LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Jianzhi Education Technology Group Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jianzhi Education Technology Group Company Limited and its subsidiaries. (the “Company”) as of December 31, 2025, the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

PCAOB ID: 6907

We have served as the Company’s auditor since 2025.

Singapore

April 13, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Jianzhi Education Technology Group Company Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jianzhi Education Technology Group Company Limited and its subsidiaries (collectively the “Company”) as of December 31 2024, and the related consolidated statements of loss and comprehensive loss, change in shareholders’ (deficit)/equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31 2024, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We served as the Company’s auditor from 2023 to 2025.

San Mateo, California

April 30, 2025

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets:
Cash	12,461,382	8,168,373	1,168,062
Accounts receivable, net	36,533,894	22,484,728	3,215,274
Amounts due from related parties	1,923,474	998,871	142,837
Short-term prepayments	400,083	34,566,328	4,942,919
Short-term investments	4,526,957	4,596,952	657,355
Prepaid expenses and other current assets	16,931,804	14,551,849	2,080,887
Total current assets	72,777,594	85,367,101	12,207,334

Non-current assets:
Right-of-use assets, net	1,637,903	878,649	125,645
Deferred tax assets, net	490,538	159,497	22,808
Property and equipment, net	174,211	120,929	17,293
Intangible assets, net	955,974	654,088	93,533
Educational contents, net	—	17,920,312	2,562,571
Other non-current assets	200,539	178,281	25,494
Long-term prepayments	25,471,027	—	—
Total non-current assets	28,930,192	19,911,756	2,847,344
Total assets	101,707,786	105,278,857	15,054,678

Liabilities
Current liabilities:
Borrowing from a third party	7,000,000	7,000,000	1,000,987
Accounts payable	37,478,660	22,112,683	3,162,072
Contract liabilities	6,070,210	5,174,606	739,959
Salary and welfare payable	2,044,101	1,648,969	235,799
Income taxes payable	7,118,220	7,121,280	1,018,330
Value added tax (“VAT”) and other tax payable	5,825,167	5,760,141	823,689
Other payables	2,688,594	1,383,388	197,822
Lease liabilities, current	902,610	785,968	112,392
Amounts due to related parties	1,917,478	104,597	14,957
Total current liabilities	71,045,040	51,091,632	7,306,007

Non-current liabilities:
Lease liabilities, non-current	688,333	48,033	6,869
Total non-current liabilities	688,333	48,033	6,869
Total liabilities	71,733,373	51,139,665	7,312,876

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 169,110,000 shares issued and outstanding as of December 31, 2024)	112,784	—	—
Class A Ordinary Shares (US$0.0001 par value; 9,900,000,000 shares authorized, 462,320,000 issued and outstanding as of December 31, 2025)	—	323,529	46,231
Class B Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 54,790,000 issued and outstanding as of December 31, 2025)	—	39,380	5,479
Additional paid-in capital	318,979,171	360,478,358	50,524,354
Treasury stock	(7,664)	(1,195)	(150)
Statutory reserves	23,557,710	23,573,981	3,318,034
Accumulated deficit	(325,318,655)	(341,073,614)	(47,942,780)
Accumulated other comprehensive income	6,261,156	4,970,214	957,164
Total Jianzhi Education Technology Group Company Limited’s shareholders’ equity	23,584,502	48,310,653	6,908,332
Noncontrolling interests	6,389,911	5,828,539	833,470
Total shareholders’ equity	29,974,413	54,139,192	7,741,802
Total liabilities and shareholders’ equity	101,707,786	105,278,857	15,054,678

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenues	440,536,632	248,831,457	70,179,033	10,035,468
Cost of revenues	(424,345,616)	(201,991,119)	(57,760,468)	(8,259,637)
Gross profit	16,191,016	46,840,338	12,418,565	1,775,831

Operating expenses:
Sales and marketing expenses	7,590,244	6,872,836	5,717,156	817,542
General and administrative expenses	22,186,942	54,573,795	20,419,861	2,918,361
Research and development expenses	11,761,358	5,774,688	3,220,460	460,520
Impairment of long-term prepayments	155,307,333	—	—	—
Impairment of intangible assets	4,641,741	—	—	—
Impairment of educational contents	197,466,973	—	—	—
Total operating expenses	398,954,591	67,221,319	29,357,477	4,196,423

Loss from operations	(382,763,575)	(20,380,981)	(16,938,912)	(2,420,592)

Other income (expenses):
Investment income	600,375	441,949	75,381	10,779
Interest (expenses) income, net	(1,357,399)	(551,716)	3,494	500
Other (expenses) income, net	(41,621)	(313,680)	887,195	126,867
Government grants	960,224	247,005	12,443	1,780
Total other income (loss), net	161,579	(176,442)	978,513	139,926

Loss before income tax	(382,601,996)	(20,557,423)	(15,960,399)	(2,280,666)

Income tax expense	(211,267)	(12,853,549)	(339,660)	(48,571)
Net loss	(382,813,263)	(33,410,972)	(16,300,059)	(2,329,237)
Net (loss) income attributable to noncontrolling interests	(9,312,526)	102,543	(561,372)	(80,275)
Net loss attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(373,500,737)	(33,513,515)	(15,738,687)	(2,248,962)

Net loss	(382,813,263)	(33,410,972)	(16,300,059)	(2,329,237)
Other comprehensive income:
Foreign currency translation adjustments	3,575,835	164,691	(1,290,943)	(184,602)
Total comprehensive loss	(379,237,428)	(33,246,281)	(17,591,002)	(2,513,839)
Net comprehensive (loss) income attributable to noncontrolling interests	(9,312,526)	102,543	(561,372)	(80,275)
Comprehensive loss attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(369,924,902)	(33,348,824)	(17,029,630)	(2,433,564)

Loss per share
Basic and diluted	(3.08)	(0.24)	(0.08)	(0.01)

Weighted average number of shares
Basic and diluted	121,110,000	138,018,033	208,200,411	208,200,411

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATION STATEMENTS OF CHANGES IN (DEFICITS) EQUITY
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	Jianzhi Education Technology Group Company Limited shareholders’ (deficits) equity
			Class A		Class B		Additional			Retained Earnings	Accumulated other	None	Total shareholder’
	Ordinary shares		Ordinary shares		Ordinary shares		paid-in	Treasury	Statutory	(Accumulated	comprehensive	controlling	(deficits)
	Shares*	Amount	Shares*	Amount	Shares*	Amount	capital	stock	reserves	Deficit)	income	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	121,110,000	77,747	—	—	—	—	242,093,942	—	23,599,304	81,822,029	2,520,630	16,237,810	366,351,462
Net loss	—	—	—	—	—	—	—	—	—	(373,500,737)	—	(9,312,526)	(382,813,263)
Appropriation of statutory reserve	—	—	—	—	—	—	—	—	126,432	(126,432)	—	—	—
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(168,026)	—	—	(637,916)	(805,942)
Conversion of mezzanine equity	—	—	—	—	—	—	(4,522,022)	—	—	—	—	—	(4,522,022)
Deemed capital contribution from a shareholder for waive of interest expenses	—	—	—	—	—	—	995,986	—	—	—	—	—	995,986
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	3,575,835	—	3,575,835
Balance at December 31, 2023	121,110,000	77,747	—	—	—	—	238,567,906	—	23,557,710	(291,805,140)	6,096,465	6,287,368	(17,217,944)
Net (loss) income	—	—	—	—	—	—	—	—	—	(33,513,515)	—	102,543	(33,410,972)
Waive of liabilities due by related parties	—	—	—	—	—	—	40,180,548	(7,664)		—	—	—	40,172,884
Share-based compensation	48,000,000	35,037	—	—	—	—	40,230,717	—	—	—	—	—	40,265,754
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	164,691	—	164,691
Balance at December 31, 2024	169,110,000	112,784	—	—	—	—	318,979,171	(7,664)	23,557,710	(325,318,655)	6,261,156	6,389,911	29,974,413
Redesignation of ordinary shares	(169,110,000)	(112,784)	169,110,000	112,784	—	—	—	—	—	—	—	—	—
Repurchase of Class A ordinary shares in exchange for Class B ordinary shares	—	—	(54,790,000)	(39,380)	54,790,000	39,380	—	—	—	—	—	—	—
Issuance of ordinary shares pursuant to private placements	—	—	348,000,000	250,125	—	—	35,184,250	—	—	—	—	—	35,434,375
Share-based compensation	—	—	—	—	—	—	6,314,937	6,469	—	—	—	—	6,321,406
Net loss	—	—	—	—	—	—	—	—	—	(15,738,687)	—	(561,372)	(16,300,059)
Appropriation of statutory reserves	—	—	—	—	—	—	—	—	16,271	(16,271)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(1,290,943)	—	(1,290,943)
Balance at December 31, 2025 in US$	—	—	462,320,000	323,529	54,790,000	39,380	360,478,358	(1,195)	23,573,981	(341,073,613)	4,970,213	5,828,539	54,139,192
Balance at December 31, 2025 in US$	—	—	462,320,000	46,231	54,790,000	5,479	50,524,354	(150)	3,318,034	(47,942,780)	957,164	833,470	7,741,802

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US $
Cash flows from operating activities:
Net loss	(382,813,263)	(33,410,972)	(16,300,059)	(2,329,237)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	40,984	50,105	45,218	6,466
Loss from disposal of property and equipment	6,486	6,651	13,965	1,997
Loss from dissolution of a subsidiary	2,125,365	—	—	—
Amortization of educational contents	53,922,689	—	621,198	88,830
Impairment of educational contents	197,466,973	—	—	—
Impairment of long-term prepayments	155,307,333	—	—	—
Amortization of intangible assets	2,074,929	301,886	301,886	43,169
Impairment of intangible assets	4,641,741	—	—	—
Share based compensation	—	40,292,616	10,188,784	1,419,500
Amortization of operating lease right-of-use assets	1,745,000	2,136,875	946,453	135,341
Deemed interest expenses on shareholder contribution	1,347,705	504,859	—	—
Provision (reversal of provision) for credit losses	1,452,422	1,096,290	(1,638,935)	(234,365)
Deferred tax expense	211,267	8,461,370	331,041	47,338
Changes in operating assets and liabilities:
Accounts receivable	11,218,018	(32,363,355)	15,333,292	2,192,632
Prepaid expenses and other current assets	(10,917,270)	(2,278,969)	(1,266,360)	(181,087)
Due from related parties	—	297,487	864,355	123,601
Short-term prepayments	176,543,547	77,550,482	325,220	46,506
Other non-current assets	(219,417)	18,877	22,258	3,183
Accounts payable	3,487,900	25,953,757	(15,526,356)	(2,220,239)
Salary and welfare payable	867,609	(1,126,154)	(395,132)	(56,503)
Contract liabilities	(203,296,033)	(80,661,767)	(895,603)	(128,070)
Income taxes payable	3,531,193	2,643,645	3,058	437
VAT and other tax payable	(1,865,172)	3,626,950	(65,026)	(9,299)
Due to related parties	-	-	(412,881)	(59,042)
Other payables	111,409	(494,787)	(1,297,617)	(185,557)
Lease liabilities	(1,831,459)	(2,097,376)	(944,141)	(135,010)
Net cash provided by (used in) operating activities	15,159,956	10,508,470	(9,745,382)	(1,429,409)

Cash flows from investing activities:
Purchase of short-term investments	(22,155,849)	(11,536,000)	(6,942,743)	(992,799)
Proceeds from redemption of short-term investment	22,011,955	11,232,937	6,872,746	982,790
Purchase of property and equipment	(106,959)	(17,598)	(8,576)	(1,226)
Proceeds from disposal of property and equipment	-	-	2,673	382
Return of deposits for property and equipment	—	1,801,976	—	—
Repayment of loans from a related party	70,453	—	—	—
Purchase of educational contents	(54,985,130)	—	—	—
Prepayment for educational contents	—	(18,200,000)	(35,394,617)	(5,061,363)
Return of prepayment for educational contents	—	—	6,956,543	994,772
Net cash used in by investing activities	(55,165,530)	(16,718,685)	(28,513,974)	(4,077,444)

Cash flows from financing activities:
Borrowing from a third party	—	7,000,000	—	—
Borrowing from related parties	452	1,121,435	—	—
Repayment to related parties	(7,248,140)	(7,360,488)	(1,400,000)	(200,197)
Net proceeds raised in connection with private placement	—	—	35,434,375	4,930,000
Net cash (used in) provided by financing activities	(7,247,688)	760,947	34,034,375	4,729,803

Effect of exchange rate changes on cash held in foreign currencies	373,943	(265,309)	(68,028)	163,158

Net decrease in cash	(46,879,319)	(5,714,577)	(4,293,009)	(613,892)
Cash at beginning of the year	65,055,278	18,175,959	12,461,382	1,781,954
Cash at end of the year	18,175,959	12,461,382	8,168,373	1,168,062

Supplemental disclosures of cash flows information:
Cash paid for income taxes	30,032	128,670	5,559	795
Cash paid for interest expenses	—	—	—	—

Non-cash Investing and Financing activities:
Waive of liabilities due by shareholders	—	40,180,548	—	—
Right-of-use assets obtained in exchange for operating lease liabilities	—	5,817,299	187,199	26,769

The accompanying notes are an integral part of these consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Jianzhi Education Technology Group Company Limited (The “Company”) was incorporated in the Cayman Islands and registered as an exempted company with limited liability under the Companies Law of the Cayman Islands on March 12, 2018. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as “the Company”.

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

On June 16, 2025, the Company further changed the ratio of its ADSs from current one (1) ADS representing six (6) ordinary shares to one (1) ADS representing sixty (60) ordinary shares (the “2025 ADS Ratio Change”). For Jianzhi’s ADS holders, the 2025 ADS Ratio Change had the same effect as a one-for-ten reverse ADS split. Each ADS holder of record at the close of business on June 16, 2025 was to surrender and exchange every ten (10) existing ADSs then held for one (1) new ADS.

As of December 31, 2025, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary	Principal
Name	establishment	Directly	Indirectly	share capital	activities
Jianzhi Education Group Company Limited	British Virgin Islands (“BVI”), limited liability company March 20, 2018	100%	—	USD1	Investment holding
Jianzhi Education Technology (HK) Company Limited (“Jianzhi HK”)	Hong Kong, limited liability company April 3, 2018	—	100% owned by Jianzhi Education (BVI)	HKD1	Investment holding
Jianzhi Inc.	USA, limited liability company November 2 2022	—	100% owned by Jianzhi Education (Cayman)	USD1	Investment holding
HongKong Sentu Education Technology Ltd. (“Sentu HK”)	Hong Kong, November 14, 2016	—	100% owned by Jianzhi Education (HK)	HKD10,000,000	Provision of training service
Jianzhi Century Technology (Beijing) Co., Ltd.	PRC, April 17, 2018	—	100% owned by Jianzhi Education (HK)	HKD30,000,000	Provision of technical and management consultancy services
Beijing Sentu Lejiao Information Technology Co., Ltd (“Sentu Lejiao”)	PRC, June 13, 2016		100% owned by Jianzhi Beijing	RMB10,000,000	Provision of IT related solution service
Sentu Shuzhi Technology (Beijing) Co., Ltd (“Sentu Shuzhi”)	PRC, June 2, 2021		100% owned by Sentu Lejiao	RMB10,000,000	Provision of IT related solution service
Beijing Sentu Education Technology Co., Ltd.(“Beijing Sentu”)	PRC, May 27, 2011		Contractual arrangements	RMB26,100,000	Provision of educational content and IT related solution services
Shanghai Ang’you Internet Technology Co., Ltd.	PRC, January 11, 2016	—	51.2% owned by Beijing Sentu	RMB10,500,000	Provision of mobile media services and educational content
Guangzhou Xingzhiqiao Information Technology Co., Ltd.	PRC, May 6, 2011		100% owned by Beijing Sentu	RMB1,000,000	Provision of mobile media services
Guangzhou Lianhe Education Technology Co., Ltd	PRC, September 28, 2016	—	100% owned by Guangzhou Xingzhiqiao	RMB300,000	Provision of mobile media services and educational content
Wuhan Crossboarder Information Co., Ltd.	PRC, December 2, 2022		51% owned by Beijing Sentu	RMB 1,000,000	Provision of technology, education consultancy (excluding agent services) services

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

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiaries included in the Company’s consolidated balance sheets and statements of income and comprehensive income, which are prepared before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and the Company and its subsidiaries, are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Assets
Current assets:
Cash	1,112,661	5,993,098
Accounts receivable, net	1,492,889	20,252,220
Short-term prepayments	397,178	74,863
Short-term investments	4,526,957	4,596,952
Prepaid expenses and other current assets	6,382,949	3,811,815
Amount due from the Company and its subsidiaries*	27,870,449	28,182,432
Total current assets	41,783,083	62,911,380

Non-current assets:
Right-of-use assets, net	764,839	475,738
Deferred tax assets, net	490,538	159,497
Property and equipment, net	147,260	113,998
Long-term prepayments	1,443,396	—
Total non-current assets	2,846,033	749,233
Total assets	44,629,116	63,660,613

*	As of December 31, 2024 and 2025, amounts due from the Company and its subsidiaries represent the receivables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

	As of December 31,
	2024	2025
	RMB	RMB
Liabilities
Current liabilities:
Accounts payable	5,918,710	21,800,379
Salary and welfare payable	690,339	643,347
Contract liabilities	6,064,243	5,174,607
Income taxes payable	5,120,578	5,446,060
Value added tax (“VAT”) and other tax payable	3,937,133	3,937,133
Other payables	2,028,391	1,059,837
Lease liabilities, current	432,455	397,960
Total current liabilities	24,191,849	38,459,323

Non-current liabilities:
Lease liabilities, noncurrent	300,324	48,033
Total non-current liabilities	300,324	48,033
Total liabilities	24,492,173	38,507,356

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	91,618,100	44,472,918)	18,562,607
Net (loss) income	(83,941,158)	(1,982,595)	5,372,836

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(7,610,570)	2,934,386	5,431,368
Net cash used in investing activities	(18,527,776)	(4,519,556)	(390,553)
Net cash used in financing activities	—	—	—

*	As of December 31, 2024 and 2025, amounts to from the Company and its subsidiaries represent the payables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

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

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to revise its estimates. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries continually evaluates its estimates, including, but are not limited to, those related to the allowance for credit losses, recoverability and useful lives of copyrights and produced content, recoverability and useful lives of certain finite-lived intangible assets, recoverability and useful lives of long-lived assets, recoverability of indefinite-lived intangible assets, income taxes, and the valuation of equity transactions. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries bases its estimates on historical experience and on various other assumptions that it believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

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

Convenience Translation

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from Renminbi (“RMB”) into US dollars as of and for the years ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

The carrying amounts reported in the consolidated balance sheets of cash, accounts receivable, other receivables, due from related parties, accounts payable, salary and welfare payable, income tax payable, VAT and other taxes payable, and other payables, approximate their fair market value based on the short-term maturity of these instruments. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2025.

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

Since January 1, 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

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

For the years ended December 31, 2023 and 2024, the Company provided allowance for credit losses of RMB 1,042,983 and RMB 741,481, respectively. For the years ended December 31, 2025, the Company reversed allowance for credit losses of RMB 1,284,126.

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

As of December 31, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had property and equipment, net in the amount of RMB 174,211 and RMB 120,929, respectively. For the years ended December 31, 2023, 2024 and 2025, depreciation expenses were in the amount of RMB 40,984, RMB 50,105 and RMB 45,218, respectively.

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

 Educational contents that have determinable lives continue to be amortized over their estimated useful lives as follows:

Produced educational content	5 years
Licensed copyrights	Shorter of licensed period or projected useful life of contents

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries review unamortized educational content costs for impairment whenever events or circumstances indicate that the carrying value may not be fully recoverable or that the useful life is shorter than it was originally estimated.

As of December 31, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had education contents, net in the amount of RMB nil and RMB 17,920,312, respectively. For the years ended December 31, 2023, 2024 and 2025, amortization expenses were in the amount of RMB 53,922,689, RMB nil and RMB 621,198, respectively.

For the year ended December 31, 2023, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries accrued impairment charge of RMB 197,466,973, RMB nil and RMB nil against educational contents because certain contents were obsolete and the Company assessed it is not likely that end customers would subscribe for related educational contents.

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

Educational contents. For the year ended December 31, 2023, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries accrued impairment charge of RMB 197,466,973, RMB nil and RMB nil against educational contents because certain contents were obsolete and the Company assessed it is not likely that end customers would subscribe for related educational contents. As of December 31, 2024 and 2025, the Company had balances of educational contents of RMB nil and RMB 17,920,312 on its consolidated balance sheets, respectively.

Intangible assets. For the year ended December 31, 2023, 2024 and 2025, the Company also provided impairment against software and technology of RMB4,641,741, RMB nil and RMB nil, respectively. Our current software and technology would not support newly purchased educational contents, and the Company assessed no future cash flow would be generated from the software and technology.

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

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue from educational content service and other services
– Subscription revenue	16,385,013	15,155,854	14,053,112
– Licensing revenue	16,683,141	18,124,277	179,180
– Other services revenue	38,669,659	6,448,903	3,964,156
Subtotal	71,737,814	39,729,034	18,196,448
Revenue from IT related solution services	368,798,818	209,102,423	51,982,585
Total	440,536,632	248,831,457	70,179,033

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

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Services transferred at a point in time
– Revenue from educational content service	16,683,141	18,124,277	179,180
– Revenue from IT related solution services	368,742,494	206,568,685	51,882,781
Services transferred over time
– Revenue from educational content service	55,054,673	21,604,757	18,017,268
– Revenue from IT related solution services	56,324	2,533,738	99,804
Total	440,536,632	248,831,457	70,179,033

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

The revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange for services that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have transferred to a customer is only conditioned on the passage of time. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries do not have any contract assets. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries also do not have significant capitalized commissions or other costs as of December 31, 2024 and 2025.

Contract liabilities represents cash payment received from customers in advance of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were RMB 6,070,210 and RMB 5,174,606 for the years ended December 31, 2024 and 2025, respectively.

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

Loss per share

Loss per share (“EPS”) is computed in accordance with ASC topic 260 (“ASC 260”), Earnings per Share. The two-class method is used for computing earnings per share in the event the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have net loss available for distribution. Under the two-class method, net loss is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the losses for the reporting period had been distributed. The Company’s redeemable shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. As a result, and in accordance with ASC 260, the undistributed losses for each year is allocated based on the contractual participation rights of the ordinary shares and redeemable shares, respectively. As the liquidation and dividend rights are identical, the undistributed earnings is allocated on a proportionate basis.

Diluted loss per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and 2025, there were no dilutive shares.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries accounted for leases in accordance with ASC 842, Leases (“ASC Topic 842”). The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognizes lease expenses for such leases on a straight-line basis over the lease term.

Operating lease assets are included within “right-of-use assets, net”, and the corresponding operating lease liabilities are included within “operating lease liabilities” for the current portion, and within “operating lease liabilities, non-current” for the long-term portion on the consolidated balance sheets as of December 31, 2024 and 2025.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries will exercise those rights. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has only one principal reportable segment as defined by ASC 280. The single reportable segment contains provision of educational content service and IT related solution services. The Company has concluded that consolidated net loss is the measure of segment profitability.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	440,536,632	248,831,457	70,179,033
Cost of revenues	(424,345,616)	(201,991,119)	(57,760,468)
Total operating expenses	(398,954,591)	(67,221,319)	(29,357,477)
Total other income (loss), net	161,579	(176,442)	978,513
Income tax expense	(211,267)	(12,853,549)	(339,660)
Net loss	(382,813,263)	(33,410,972)	(16,300,059)

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

For the year ended December 31, 2023, 2024 and 2025, the Company incurred a net loss of RMB 382,813,263, RMB 33,410,972 and RMB 16,300,060, respectively. As of December 31, 2025, the Company had an accumulated deficit of RMB 341,073,614. Moreover, the Company had cash outflows of RMB 9,745,382 from operating activities for the year ended December 31, 2025. As the Company expected a stable business in the year of 2025, the Company did not expect a cash outflows from operating activities in the year 2025. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. Based on the above analysis, management believes the company can continue as a going concern, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Credit risks

Financial instruments that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily cash and restricted cash and accounts receivables. The carrying amounts of cash represent the maximum exposure to credit risk. As of December 31, 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have RMB 8,168,373 in cash, which is mainly held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries may not be able to claim its cash and demand deposits back in full. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries continue to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and denominated in RMB 59,552,803, derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries perform on its customers and its ongoing monitoring process of outstanding balances. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain an allowance for doubtful accounts and actual losses have generally been within management’s expectations. Refer to major customers and supplying channels below for detail.

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

For the year ended December 31, 2023, four customers accounted for 21%, 16%, 12% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2024, two customers accounted for 36% and 24% of the Company’s total revenue, respectively. For the year ended December 31, 2025, two customers accounted for 31% and 31% of the Company’s total revenue, respectively.

As of December 31, 2024, three customers accounted for 41% , 36% and 9% of the Company’s accounts receivable balance. As of December 31, 2025, three customers accounted for 52% , 23% and 15% of the Company’s accounts receivable balance.

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

For the year ended December 31, 2023, four suppliers accounted for 38%, 13%, 9% and 6% of the Company’s total purchases, respectively. For the year ended December 31, 2024, four suppliers accounted for 29%, 26%, 22% and 8% of the Company’s total purchases, respectively. For the year ended December 31, 2025, three suppliers accounted for 38%, 27%, and 11% of the Company’s total purchases, respectively.

As of December 31, 2024, one supplier accounted for 41% of the Company’s total accounts payable balance. As of December 31, 2025, one supplier accounted for 41% of the Company’s total accounts payable balance.

As of December 31, 2024, four supplier accounted for 43%, 27%, 23%, and 6% of the Company’s short-term prepayments. As of December 31, 2025, two supplier accounted for 67%,and 33% of the Company’s short-term prepayments.

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

As of December 31, 2024 and 2025, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries had appropriated RMB 23,557,710 and RMB 23,573,981, respectively, in its statutory reserves.

Recently issued accounting pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements (cont.)

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	74,886,095	59,552,803
Allowance for credit losses	(38,352,201)	(37,068,075)
Accounts receivable, net	36,533,894	22,484,728

The following table presents movement of the allowance for credit losses:

	For the Years Ended December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	37,610,720	38,352,201
Provisions	741,481	—
Reversal of provisions	—	(1,284,126)
Balance at the end of the year	38,352,201	37,068,075

NOTE 4 — SHORT-TERM INVESTMENTS

As of December 31, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had short-term investments, which mainly consists of wealth management products purchased from commercial banks, in the amount of RMB 4,526,957 and RMB 4,596,952, respectively. These wealth management products bear a highest expected rate of return ranging from 2.60% – 4.35%, either can be redeemed at any time or bear an initial maturity of more than three months but less than one-year. For the years ended December 31, 2023, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recorded investment income of RMB 600,375, RMB 441,949 and RMB 75,381 in the consolidated statements of loss and comprehensive loss, respectively.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

The prepaid expenses and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Tax recoverable	9,555,701	8,780,295
Prepaid consulting service fee	3,941,513	—
Deposits	1,414,787	3,138,975
Loan receivable due from a third party	1,000,000	1,398,509
Prepaid expense	109,837	181,269
Other receivables	909,966	1,052,801
	16,931,804	14,551,849

For the year ended December 31, 2024, the Company wrote off RMB 354,809 against office rental deposits as the Company did not expect to collect the deposits. For the year ended December 31, 2025, the Company reversed RMB 354,809 upon the settlement of the deposits against the outstanding lease payable.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Software and technology	1,509,433	1,509,433
Less: accumulated amortization	(553,459)	(855,345)
	955,974	654,088

For the year ended December 31, 2023, the software and technology would not support newly purchased educational contents, and the Company assessed no future cash flow would be generated from the software and technology. For the year ended December 31, 2023, impairment of RMB 4,641,741was provided against software and technology. The Company did not accrued impairment against software and technology for the years ended December 31, 2024 and 2025.

Amortization expense was RMB 2,074,929, RMB 301,886 and RMB 301,886 for the years ended December 31, 2023, 2024 and 2025, respectively. Estimated amortization expense relating to the intangible assets for each of the next five years is as follows:

Year ending December 31,	RMB
2026	301,886
2027	301,886
2028	50,316
Total expected amortization expense	654,088

NOTE 7 — PREPAYMENTS

	As of December 31,
	2024	2025
	RMB	RMB
Short-term prepayments
Advance to suppliers for services and educational content (1)	400,083	34,566,328
Long-term prepayments
Prepayment for educational content	25,471,027	—

(1)	As of December 31, 2024, short-term prepayments represent advance to suppliers for purchasing services or inventories. As of December 31, 2025, short-term prepayments represent advance to suppliers for purchasing educational contents. Pursuant to the agreement, the educational contents will be delivered to the Company before October 31, 2026.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lease office space from third parties. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not have any finance lease during 2023, 2024 and 2025. Operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets represent the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments.

As of December 31, 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had office space lease agreements with four unrelated third parties under non-cancelable operating leases, with terms ranging between 24 months and 26 months. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of December 31,
	2024	2025
	RMB	RMB
Right of use assets	1,637,903	878,649

Operating lease liabilities, current	902,610	785,968
Operating lease liabilities, non-current	688,333	48,033
Total operating lease liabilities	1,590,942	834,001

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES (cont.)

For the years ended December 31, 2023, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries incurred operating lease expense of RMB 1,940,818, RMB 2,584,792 and RMB 993,532, respectively, among which RMB nil, RMB nil and RMB 25,623 were incurred for short-term lease expenses.. The operating lease expenses were charged to general and administrative expenses.

Cash flow information related to leases consists of the following:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating cash payments for operating leases	1,801,311	2,286,183	943,377
Right-of-use assets obtained in exchange for operating lease liabilities	9,349,932	6,402,212	187,199

Other information about the Company’s leases is as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Weighted average remaining lease term (years)	2.37	1.86	0.89
Weighted average discount rate	3.45%	3.10%	3.30%

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2025:

Year ending December 31,	RMB
2026	797,950
2027	48,384
Total lease payments	846,334
Less: Imputed interest	(12,333)
Present value of lease liabilities	834,001

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 9 — INCOME TAXES

Composition of income tax

The following table presents the composition of income tax expenses (benefits) for the years ended December 31, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax (expense) benefits	—	(4,392,179)	(8,619)
Deferred income expenses	(211,267)	(8,461,370)	(331,041)
Total Income tax expenses	(211,267)	(12,853,549)	(339,660)

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

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and small and micro-sized enterprises (“SMEs”) is entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB 3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2023, 2024 and 2025.

Beijing Sentu applied the EIT rate of 15% during 2023 as a HNTE. Sentu Lejiao, Guangzhou Lianhe and Shanghai Ang’you, are subject to the PRC EIT at a preferential tax as SMEs.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 9 — INCOME TAXES (cont.)

The following table presents a reconciliation of the differences between the statutory income tax rate and the effective income tax rate for the years ended December 31, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2023	2024	2025
	%	%	%
PRC statutory rate	25.0	25.0	25.0
Effect of differing tax rates in different jurisdictions	(5.5)	(47.5)	(21.5)
Permanent difference	0.6	6.4	(5.8)
Favorable tax rate impact	0.0	0.5	(2.4)
Unrecognized loss	0.1	(0.0)	(0.0)
Change in valuation allowance	(20.2)	(47.0)	2.6
Income tax (expenses) benefits	(0.0)	(62.5)	(2.1)

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Bad debt provision	97,964,013	133,501,610
Net operating losses carried forward	57,180,296	87,029,952
Excess marketing and advertising expense	—	2,357,152
Valuation allowance	(154,653,771)	(222,729,217)
Deferred tax assets, net	490,538	159,497

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2024 and 2025, valuation allowances were mainly provided against deferred tax assets caused by bad debt provisions and net operating losses carried forward in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized due to their continuous losses.

As of December 31, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had tax losses of RMB 424,530,487 and RMB 348,119,810 deriving from certain entities in the PRC and Hong Kong. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE. The tax losses in Hong Kong can be carried forward without an expiration date.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 10 — RELATED PARTY BALANCES AND TRANSACTION

Name	Relationship	December 31, 2024	December 31, 2025
		RMB	RMB
Due from related parties
Peixuan Wang (a)	Chairwomen of the Company	1,044,676	998,871
Shiyu Liu (b)	Supervisor of Beijing Sentu and Ang’you	329,098	—
Junjun Hao (b)	Executive direct and manager of Sentu Lejiao	438,797	—
Others (b)		110,903	—
Total amount due from related parties		1,923,474	998,871
Due to related parties
Beijing Sentu Cloud Creative Education Technology Co., Ltd. (c)	Controlled by Huidong Niu	1,400,000	—
Junjun Hao (b)	Executive direct and manager of Sentu Lejiao	318,099	16,549
Others		199,379	88,048
Total amount due to related parties		1,917,478	104,597

(a)	As of December 31, 2024 and 2025, the balance due from Ms. Peixuan Wang represented the excess payment of professional fees to Ms. Peixuan Wang over the actual payments made by the related party on behalf of the Company.

(b)	As of December 31, 2024, the balance due from the three related parties represented advances to management for daily operating expenses. During the year ended December 31, 2025, the outstanding balances were settled with expenses incurred.

(c)	As of December 31, 2024, the balance due to the two related parties represented borrowings from these two related parties, which were interest free and repayable on demand. For the years ended December 31, 2023, 2024 and 2025, the Company borrowed RMB 452, RMB 1,121,435 and RMB nil from related parties, respectively. For the years ended December 31, 2023, 2024 and 2025, the Company repaid borrowings of RMB 7,248,140, RMB 7,360,488 and RMB 1,400,000 to related parties, respectively.

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

As of December 31, 2023, the Company had 121,110,000 ordinary shares issued and outstanding.

On February 15, 2024, the Company announced a change in ADS to ordinary share ratio from each ADS representing two ordinary shares to each ADS representing six ordinary shares. Such ADS ratio change became effective on February 20, 2024.

In August 2024, the Company issued 48,000,000 ordinary shares to its shareholders, officers, directors and consultants pursuant to 2024 Share Incentive Plan.

On June 12, 2025, the Company announced another change in ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing sixty ordinary shares. Such ADS Ratio Change is expected to become effective at the beginning of trading on or about June 16, 2025.

On July 17, 2025, the Company held an extraordinary general meeting and passed the following resolutions: (i) resolved as an ordinary resolution, that the Company’s authorized share capital be amended with immediate effect by: (a) re-designating and re-classifying 400,000,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) as 400,000,000 Class A ordinary shares, where the rights of the existing ordinary shares shall be the same as the Class A ordinary shares; and (b) cancelling 100,000,000 authorized but unissued ordinary shares and creating a new class of shares comprising of 100,000,000 Class B ordinary shares, which will be entitled to fifty (50) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into (a) 400,000,000 Class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each (collectively, the “Share Capital Reorganization”); (ii) resolved as an ordinary resolution, that the authorized share capital of the Company be increased with effect immediately after the Share Capital Reorganization taking effect from US$50,000 divided into (a) 400,000,000 Class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each to US$1,000,000 divided into (a) 9,900,000,000 Class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each, by creation of an additional 9,500,000,000 Class A ordinary shares of a par value of US$0.0001 each (the “Increase of Authorized Share Capital”); (iii) resolved as a special resolution, that the proposed second amended and restated memorandum and articles of association of the Company (the “Second Restated MAA”) be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of the Company with effect immediately after both the Share Capital Reorganization and the Increase of Authorized Share Capital taking effect; (iv) resolved as a special resolution, that subject to the Share Capital Reorganization, Increase of Authorized Share Capital and Second Restated MAA taking effect and the Company’s receipt of the consent to repurchase and application for shares duly executed by RongDe Holdings Limited (“RongDe”), 54,790,000 Class A ordinary shares held by RongDe be repurchased by the Company in consideration of and out of the proceeds of the Company’s new issuance of 54,790,000 Class B ordinary shares to RongDe; and (v) resolved as an ordinary resolution, that the extraordinary general meeting be adjourned to a later date or dates, if necessary.

On November 20, 2025, the Company closed an equity financing to raise gross proceeds of approximately $4.9 million by issuance of 5,800,000 ADSs, represented by 348,000,000  ordinary shares, at $0.85 per unit. Among the 348,000,000 ordinary shares,

As of December 31, 2024, the Company had 169,110,000 ordinary shares issued and outstanding. As of December 31, 2025, the Company had 462,320,000 Class A Ordinary Shares issued and outstanding and 54,790,000 Class B Ordinary Shares issued and outstanding, respectively.

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

On September 10, 2024, the Company granted 26,100,000 ordinary shares to certain key employees as awards for their past services. The shares were immediately vested on grant date. The total value of the ordinary shares was RMB 31,001,067 ($3,915,000) based on the closing stock price of $0.90 on September 10, 2024, which was charged to general and administrative expenses in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2024.

On September 10, 2024, the Company also granted an aggregated 11,400,000 ordinary shares to certain consultants for their services through December 31, 2025. The total value of the ordinary shares was $1,710,000 based on the closing stock price of $0.90 on September 10, 2024. The Company used straight-line method to recognize the service expenses. For the years ended December 31, 2024 and 2025, the Company recognized share-based compensation expenses with non-employees of RMB 9,264,687 ($1,170,000) and RMB 3,867,378 ($540,000), respectively. The expenses were charged to general and administrative expenses in the consolidated statements of loss and comprehensive loss.

On February 18, 2025, February 20, 2025 and July 7, 2025, the Company granted an aggregated 9,000,000 ordinary shares to three consultants under the 2024 Plan. These shares were granted for their services through December 31, 2025. The total value of the shares was $879,500 based on the closing stock price on the respective grant dates. For the year ended December 31, 2025, the Company recognized share-based compensation with non-employees of RMB 6,321,406 ($879,500) in the account of general and administrative expenses in the consolidated statements of loss and comprehensive loss.

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

NOTE 14 — SEGMENT INFORMATION (cont.)

The following table presents revenue by segments for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the Year Ended December 31, 2023
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	368,798,818	71,373,814	440,536,632
Cost of revenue and related tax	(323,533,990)	(100,811,626)	(424,345,616)
Gross profit	45,264,828	(29,073,812)	16,191,016
Net loss	(304,403,355)	(78,409,908)	(382,813,263)

	For the Year Ended December 31, 2024
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	218,765,146	30,066,311	248,831,457
Cost of revenue and related tax	(194,497,858)	(7,493,262)	(201,991,119)
Gross profit	24,267,288	22,573,049	46,840,338
Net loss	(29,321,964)	(4,089,008)	(33,410,972)

	For the Year Ended December 31, 2025
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	51,982,585	18,196,448	70,179,033
Cost of revenue and related tax	(50,576,008)	(7,184,460)	(57,760,468)
Gross profit	1,406,577	11,011,988	12,418,565
Net (loss) income	(17,049,614)	749,555	(16,300,059)

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 14 — SEGMENT INFORMATION (cont.)

	As of December 31,
	2024	2025
	RMB	RMB
Identifiable long-lived assets, net:
IT related solution services	955,974	654,088
Educational content service and other services	—	17,920,312
Total	955,974	18,574,400

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

NOTE 15 — SUBSEQUENT EVENT

On January 19, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act of 1933, as amended) (the “Purchasers”) for a private placement (the “Private Placement”) of (i) 300,240,000 Class A ordinary shares with par value of $0.0001 each and (ii) 600,480,000 Warrants (the Warrants, and the Class A ordinary shares underlying the Warrants, the Warrant Shares), each to purchase one (1) Class A ordinary share at an initial exercise price of $0.0117 per Class A ordinary share that equals to $0.7 per ADS divided by 60 which is the number of Class A ordinary shares representing 1 ADS, provided that in no event shall the exercise price be lower than $0.0033 per Class A ordinary share that equals to $0.20 per ADS divided by 60 (the “Floor Price”).

The closing of the Private Placement occurred on January 19, 2026, when all the closing conditions of the Securities Purchase Agreement have been satisfied. The Company issued the Shares and Warrants in exchange for gross proceeds of $3,502,800, before the deduction of customary expenses. The net proceeds to the Company from such Private Placement shall be used by the Company for working capital and general corporate purposes.

Other than the above, the Company has performed an evaluation of subsequent events through April 13, 2026, which was the date of the consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements.

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

Balance Sheets

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash	—	1,977,922	282,839
Due from a related party	1,037,396	991,884	141,841
Total current assets	1,037,396	2,969,806	424,680

Non-current assets:
Investment in subsidiaries, VIE and VIE’s subsidiaries	124,534,284	150,738,012	21,555,249
Amounts due from subsidiaries, VIE and VIE’s subsidiaries	—	—	—
Total non-current assets	124,534,284	150,738,012	21,555,249
Total assets	125,571,680	153,707,818	21,979,929

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Investment deficits in subsidiaries, VIE and VIE’s subsidiaries	101,812,107	105,229,777	15,047,658
Amounts due to subsidiaries, VIE and VIE’s subsidiaries	—	—	—
Accrued expenses and other liabilities	175,071	167,391	23,939
Total current liabilities	101,987,178	105,397,168	15,071,597
Total liabilities	101,987,178	105,397,168	15,071,597

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 16 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 169,110,000 shares issued and outstanding as of December 31, 2024)	112,784	—	—
Class A Ordinary Shares (US$0.0001 par value; 9,900,000,000 shares authorized, 462,320,000 issued and outstanding as of December 31, 2025)	—	323,529	46,231
Class B Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 54,790,000 issued and outstanding as of December 31, 2025)	—	39,380	5,479
Additional paid-in capital	318,979,171	360,478,358	50,524,354
Treasury stock	(7,664)	(1,195)	(150)
Statutory reserves	23,557,710	23,573,981	3,318,034
Accumulated deficit	(325,318,655)	(341,073,614)	(47,942,780)
Accumulated other comprehensive income	6,261,156	4,970,214	957,164
Total shareholders’ equity	23,584,502	48,310,653	6,908,332
Total liabilities and shareholders’ equity	125,571,680	153,707,818	21,979,929

Statements of Comprehensive Loss

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	(8,549,401)	(41,062,420)	(12,321,017)	(1,761,883)
Impairment of long-term prepayments	(54,923,757)	—	—	—
Share of (loss) income of subsidiaries, VIEs and VIEs’ subsidiaries	(310,027,579)	7,548,905	(3,417,670)	(488,719)
Net loss	(373,500,737)	(33,513,515)	(15,738,687)	(2,248,962)
Other comprehensive income
Foreign currency translation adjustments	3,575,835	164,690	(1,290,942)	(184,602)
Total other comprehensive income	3,575,835	164,690	(1,290,942)	(184,602)
Comprehensive loss	(369,924,902)	(33,348,824)	(17,029,630)	(2,433,564)

Statements of Cash Flows

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash used in operating activities	(8,682,450)	(5,180,460)	(1,826,654)	(261,208)
Net cash (used in) provided by investing activities	(21,898,394)	4,772,029	(31,629,799)	(4,523,001)
Net cash provided by (used in) financing activities	(7,797,900)	—	35,434,375	4,930,000
Effect of exchange rate changes on cash	4,388,627	84,128	—	137,048
Net increase (decrease) in cash	(33,990,117)	(324,303)	1,977,922	282,839
Cash at the beginning of the year	34,314,420	324,303	—	—
Cash at the end of the year	324,303	—	1,977,922	282,839